Reed Elsevier

Form 20-F

Annual Report 2008 on Form 20-F

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As filed with the Securities and Exchange Commission on March 13, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-3334

REED ELSEVIER PLC
(Exact name of Registrant as specified in its charter)
England
(Jurisdiction of incorporation or organisation)
1-3 Strand, London, WC2N 5JR, England
(Address of principal executive offices)
Stephen Cowden
Company Secretary
Reed Elsevier PLC
1-3 Strand, London, WC2N 5JR, England
011 44 20 7166 5681
steve.cowden@reedelsevier.com
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)

REED ELSEVIER NV
(Exact name of Registrant as specified in its charter)
The Netherlands
(Jurisdiction of incorporation or organisation)
Radarweg 29, 1043 NX, Amsterdam, The Netherlands
(Address of principal executive offices)
Jans van der Woude
Company Secretary
Reed Elsevier NV
Radarweg 29, 1043 NX, Amsterdam, The Netherlands
011 31 20 485 2905
j.vanderwoude@reedelsevier.com
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Reed Elsevier PLC:	
American Depositary Shares (each representing four Reed Elsevier PLC ordinary shares)	New York Stock Exchange
Ordinary shares of 14 51/116p each (the "Reed Elsevier PLC ordinary shares")	New York Stock Exchange*
Reed Elsevier NV:	
American Depositary Shares (each representing two Reed Elsevier NV ordinary shares)	New York Stock Exchange
Ordinary shares of €0.07 each (the "Reed Elsevier NV ordinary shares")	New York Stock Exchange*

* Listed, not for trading, but only in connection with the listing of the applicable Registrant's American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers' classes of capital or common stock as of December 31, 2008:

	Number of outstanding shares
Reed Elsevier PLC:	
Ordinary shares of 14 51/116p each	1,136,924,693
Reed Elsevier NV:	
Ordinary shares of €0.07 each	660,629,462
R-shares of €0.70 each (held by a subsidiary of Reed Elsevier PLC)	4,050,720

Indicate by check mark if the registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.

Yes ☑ No ☐

If this report is an annual or transition report, indicate by check mark if the registrants are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☑

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days:

Yes ☑ No ☐

Indicate by check mark whether the registrants are large accelerated filers, accelerated filers, or non-accelerated filers. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrants have used to prepare the financial statements included in this filing.

☐ US GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrants have elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☑

TABLE OF CONTENTS

		Page
GENERAL		1
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS		2
PART I		
ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	N/A
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	N/A
ITEM 3:	KEY INFORMATION	3
	Selected financial data	3
	Risk factors	7
ITEM 4:	INFORMATION ON REED ELSEVIER	11
	History and development	11
	Business overview	13
	Organisational structure	20
	Property, plants and equipment	21
ITEM 4A:	UNRESOLVED STAFF COMMENTS	N/A
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	22
	Operating results — Reed Elsevier	22
	Liquidity and capital resources — Reed Elsevier	33
	Operating results — Reed Elsevier PLC and Reed Elsevier NV	37
	Trend information	39
ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	40
	Directors	40
	Senior management	42
	Compensation	42
	Board practices	55
	Employees	57
	Share ownership	58
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	71
	Major shareholders	71
	Related party transactions	71
ITEM 8:	FINANCIAL INFORMATION	72
ITEM 9:	THE OFFER AND LISTING	74
	Trading markets	74
ITEM 10:	ADDITIONAL INFORMATION	76
	Memorandum and articles of association	76
	Material contracts	77
	Exchange controls	77
	Taxation	77
	Documents on display	79
ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	80
ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	N/A

                                                                                          Page

PART II

ITEM 13:   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES . . . .   N/A

ITEM 14:   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
           PROCEEDS . . . .   N/A

ITEM 15:   CONTROLS AND PROCEDURES   83

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT   86

ITEM 16B: CODES OF ETHICS   86

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES   86

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES   86

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUERS AND AFFILIATED
           PURCHASERS   87

PART III

ITEM 17:   FINANCIAL STATEMENTS*   88

ITEM 18:   FINANCIAL STATEMENTS F-1

ITEM 19:   EXHIBITS S-1

*   The registrants have responded to Item 18 in lieu of responding to this Item.

THIS PAGE INTENTIONALLY BLANK

GENERAL

Reed Elsevier PLC and Reed Elsevier NV conduct their business through two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities. Reed Elsevier is not a legal entity but a collective reference to the separate legal entities of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures. The businesses of all of the entities comprising Reed Elsevier are collectively referred to in this annual report as "Reed Elsevier", and the financial statements of the combined businesses are referred to as the "combined financial statements". In this annual report, references to "we", "our", or "us" are to all of the entities comprising Reed Elsevier.

In this annual report, references to US dollars, $ and ¢ are to US currency; references to sterling, £, pence or p are to UK currency; references to euro and € are to the currency of the European Economic and Monetary Union.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act 1934, as amended, with respect to:

- financial condition;

- results of operations;

- competitive positions;

- the features and functions of and markets for the products and services we offer; and

- our business plans and strategies.

We consider any statements that are not historical facts to be "forward looking statements". These statements are based on the current expectations of the management of our businesses and are subject to risks and uncertainties that could cause actual results or outcomes to differ from those expressed in any forward looking statement. These differences could be material; therefore, you should evaluate forward looking statements in light of various important factors, including those set forth or incorporated by reference in this annual report.

Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward looking statements include, among others:

- current and future economic and business conditions;

- competitive factors in the industries in which we operate;

- demand for our products and services;

- exchange rate fluctuations;

- legislative, fiscal and regulatory developments and political risks;

- changes in law and legal interpretation affecting our intellectual property rights, internet communications and provision of third party information;

- breaches of our data security systems or other unauthorised access to our databases;

- our ability to maintain high quality management;

- the impact of technological change, including the impact of electronic or other distribution formats, on our businesses;

- uncertainties as to whether our strategies, business plans and acquisitions will produce the expected returns;

- significant failures or interruptions of our electronic delivery platforms;

- failure of third parties to whom we have outsourced business activities;

- changes in the seasonal and cyclical nature of the markets for our products and services;

- requirements or actions of anti-trust authorities;

- changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;

- downgrades to the credit ratings of our long term debt;

- disruption to our business or markets arising from natural disasters, international security or public health concerns and acts of terrorism or war; and

- other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the Securities and Exchange Commission (the "SEC").

The terms "estimate", "project", "plan", "intend", "expect", "believe", "should" and similar expressions identify forward looking statements. These forward looking statements are found at various places throughout this annual report and the other documents incorporated by reference in this annual report (see "Item 19: Exhibits" on page S-1 of this annual report).

You should not place undue reliance on these forward looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly update or release any revisions to these forward looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

REED ELSEVIER

The selected combined financial data for Reed Elsevier should be read in conjunction with, and is qualified by, the combined financial statements included in this annual report. In addition, as separate legal entities, Reed Elsevier PLC and Reed Elsevier NV prepare separate consolidated financial statements which reflect their respective shareholders' economic interests in Reed Elsevier accounted for on an equity basis.

All of the selected financial data for Reed Elsevier set out below has been extracted or derived from the combined financial statements which have been audited by Deloitte LLP, London and Deloitte Accountants BV, Amsterdam.

Combined Income Statement Data[1]

	For the year ended December 31,					
	2008[2]	2008	2007	2006	2005	2004
	(in millions)					
Amounts in accordance with IFRS:						
Revenue from continuing operations	$7,734	£5,334	£4,584	£4,509	£4,265	£3,944
Operating profit from continuing operations[3]	1,306	901	888	837	752	699
Net finance costs	(278)	(192)	(139)	(158)	(140)	(132)
Disposals and other non operating items[4]	(133)	(92)	63	(1)	2	(3)
Profit before tax from continuing operations	895	617	812	678	614	564
Taxation in continuing operations[5]	(225)	(155)	82	(86)	(219)	(156)
Profit from discontinued operations[6]	26	18	309	33	69	53
Minority interests	(6)	(4)	(3)	(2)	(2)	(2)
Profit attributable to parent companies' shareholders . .	690	476	1,200	623	462	459

Combined Balance Sheet Data[1]

	As at December 31,					
	2008[2]	2008	2007	2006	2005	2004
	(in millions)					
Amounts in accordance with IFRS:						
Total assets	$18,656	£12,866	£9,778	£8,532	£9,127	£7,952
Long term obligations less current portion	(8,256)	(5,694)	(2,002)	(2,085)	(2,264)	(1,706)
Minority interests	(41)	(28)	(11)	(13)	(15)	(13)
Combined shareholders' equity	1,382	953	2,965	1,966	1,970	1,664

---

(1) The combined financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU") and IFRS as issued by the International Accounting Standards Board ("IASB"). The figures for 2005 and 2004 have been extracted or derived from the combined financial statements for the years ended December 31, 2005 and 2004, not included herein, and in respect of the year ended December 31, 2004 are unaudited for the effects of the classification of Harcourt Education as a discontinued operation. On December 10, 2008 Reed Elsevier announced the termination of discussions to sell Reed Business Information (RBI) as it was judged not possible to structure a transaction on acceptable terms at that time. RBI has therefore been presented as a continuing operation of the combined businesses in the current and prior periods.

(2) Noon buying rates as at December 31, 2008 have been used to provide a convenience translation into US dollars, see "— Exchange Rates" on page 6. At December 31, 2008 the noon buying rate was $1.45 per £1.00. This compares to the average exchange rate for the year ended December 31, 2008 of $1.85 to £1.00 applied in the translation of the combined income statement for the year. Consequently, the rate used in the convenience translation of $1.45 to £1.00 effectively understates the US dollar amounts.

(3) Operating profit from continuing operations is stated after charging £290 million in respect of amortisation of acquired intangible assets and goodwill impairment (2007: £221 million; 2006: £211 million; 2005: £203 million; 2004: £181 million); £152 million in respect of exceptional restructuring costs (2007: nil; 2006: nil; 2005: nil; 2004: nil); £27 million in respect of acquisition related costs (2007: £20 million; 2006: £23 million; 2005: £20 million; 2004: £21 million); and £9 million in respect of taxation in joint ventures (2007: £8 million; 2006: £10 million; 2005: £6 million; 2004: £7 million). Exceptional restructuring costs relate to the restructuring program announced on February 21, 2008 and expanded in February 2009 to include RBI, which was to be divested and not part of the original programme.

(4) Disposals and other non operating items comprise a £86 million loss on disposal and write downs of businesses and other assets (2007: £65 million gain; 2006: £2 million loss; 2005: £1 million loss; 2004: £3 million loss) and a £6 million loss relating to the revaluation of held for trading investments (2007: £2 million loss; 2006: £1 million gain; 2005: £3 million gain; 2004: nil).

(5) Taxation in continuing operations in 2007 includes credits of £223 million in respect of previously unrecognised deferred tax assets and capital losses that have been realised as a result of the disposal of discontinued operations. Taxation in continuing operations in 2006 includes credits of £65 million in respect of prior period disposals.

(6) Profit from discontinued operations in 2008 includes the gain on disposal of Harcourt Assessment of £67 million (2007: £611 million on disposal of the Harcourt Education US K-12 Schools and International businesses). Taxes on the completed disposals were £49 million (2007: £380 million).

REED ELSEVIER PLC

The selected financial data for Reed Elsevier PLC should be read in conjunction with, and is qualified by, the consolidated financial statements of Reed Elsevier PLC included in this annual report. The results and financial position of Reed Elsevier PLC reflect the 52.9% economic interest of Reed Elsevier PLC's shareholders in Reed Elsevier, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. These interests have been accounted for on an equity basis.

All of the selected consolidated financial data for Reed Elsevier PLC set out below has been extracted or derived from the financial statements of Reed Elsevier PLC, which have been audited by Deloitte LLP, London.

	As at December 31,					
	2008[3]	**2008**	**2007**	**2006**	**2005**	**2004**
	(in millions, except per share amounts)					
Amounts in accordance with IFRS:[1]						
Profit before tax[2]	$358	£247	£643	£328	£242	£240
Taxation	(9)	(6)	(19)	(8)	(7)	(5)
Profit attributable to ordinary shareholders	349	241	624	320	235	235
Earnings per Reed Elsevier PLC ordinary share from total operations of the combined businesses	32.0¢	22.1p	49.7p	25.6p	18.6p	18.6p
Earnings per Reed Elsevier PLC ordinary share from continuing operations of the combined businesses. . .	30.7¢	21.2p	36.6p	24.1p	15.7p	16.4p
Dividends per Reed Elsevier PLC ordinary share[4] . . .	$1.46	100.9p	16.3p	14.8p	13.3p	12.1p
Total assets	$747	£515	£1,584	£1,090	£1,090	£929
Long term obligations.	—	—	—	—	(36)	(36)
Total equity/Net assets	731	504	1,568	1,040	1,042	880
Weighted average number of shares[5].	1,089.5	1,089.5	1,256.5	1,251.9	1,266.2	1,264.6

(1) The consolidated financial statements of Reed Elsevier PLC are prepared in accordance with accounting policies that are in conformity with IFRS as adopted by the EU and IFRS as issued by the IASB. The figures for 2005 and 2004 have been extracted or derived from the consolidated financial statements for the years ended December 31, 2005 and 2004, not included herein, and in respect of the year ended December 31, 2004 are unaudited for the effects of the classification of Harcourt Education as a discontinued operation of the combined businesses. On December 10, 2008 Reed Elsevier announced the termination of discussions to sell RBI as it was judged not possible to structure a transaction on acceptable terms at that time. RBI has therefore been presented as a continuing operation of the combined businesses in the current and prior periods.

(2) Profit before tax includes Reed Elsevier PLC's share of the post-tax earnings of joint ventures, being both the continuing and discontinued operations of the Reed Elsevier combined businesses. Profit before tax includes Reed Elsevier PLC's £10 million share of joint ventures' post-tax gain on disposal of Harcourt Assessment (2007: £122 million post-tax net gain on disposal of the Harcourt Education US K-12 Schools and International businesses).

(3) Noon buying rates as at December 31, 2008 have been used to provide a convenience translation into US dollars, see "— Exchange Rates" on page 6. At December 31, 2008 the noon buying rate was $1.45 per £1.00. This compares to the average exchange rate for the year ended December 31, 2008 of $1.85 to £1.00 applied in the translation of the combined income statement for the year. Consequently, the rate used in the convenience translation of $1.45 to £1.00 effectively understates the US dollar amounts.

(4) The amount of dividends per Reed Elsevier PLC ordinary share shown excludes the UK tax credit available to certain Reed Elsevier PLC shareholders, including beneficial owners of Reed Elsevier PLC ADSs who are residents of the United States for the purposes of the UK Tax Treaty, and do not include any deduction on account of UK withholding taxes, currently at the rate of 15% of the sum of the dividend and the related tax credit in most cases; see "Item 10: Additional Information — Taxation".

Dividends declared in the year, in amounts per ordinary share, comprise a special distribution of 82.0p, a 2007 final dividend of 13.6p and 2008 interim dividend of 5.3p giving a total of 100.9p. The directors of Reed Elsevier PLC have proposed a 2008 final dividend of 15.0p (2007: 13.6p; 2006: 11.8p; 2005: 10.7p; 2004: 9.6p), giving a total dividend in respect of the financial year of 20.3p (2007: 18.1p; 2006: 15.9p; 2005: 14.4p; 2004: 13.0p).

Dividends per Reed Elsevier PLC ordinary share for the year ended December 31, 2007 translated into cents at the noon buying rate on December 31, 2007 were 32.6 cents. See "— Exchange Rates" on page 6.

(5) Weighted average number of shares excludes shares held in treasury and shares held by the Reed Elsevier Group plc Employee Benefit Trust. On January 7, 2008 the existing ordinary shares were consolidated into new ordinary shares on the basis of 58 new ordinary shares for every 67 existing ordinary shares. For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be January 18, 2008, being the date on which the accompanying special distribution was paid.

REED ELSEVIER NV

The selected financial data for Reed Elsevier NV should be read in conjunction with, and is qualified by, the consolidated financial statements of Reed Elsevier NV included in this annual report. The results and financial position of Reed Elsevier NV reflect the 50% economic interest of Reed Elsevier NV's shareholders in Reed Elsevier. These interests are accounted for on an equity basis.

All of the selected financial data for Reed Elsevier NV set out below has been extracted or derived from the consolidated financial statements of Reed Elsevier NV, which have been audited by Deloitte Accountants BV, Amsterdam.

	As at December 31,					
	2008[3]	**2008**	**2007**	**2006**	**2005**	**2004**
	(in millions, except per share amounts)					
Amounts in accordance with IFRS:[1]						
Profit before tax[2]	$441	€313	€873	€459	€338	€338
Taxation	(27)	(19)	(18)	(1)	—	—
Profit attributable to ordinary shareholders	414	294	855	458	338	338
Earnings per Reed Elsevier NV ordinary share from total operations of the combined businesses	$0.62	€0.44	€1.10	€0.59	€0.43	€0.43
Earnings per Reed Elsevier NV ordinary share from continuing operations of the combined businesses...	$0.61	€0.43	€0.84	€0.56	€0.37	€0.38
Dividends per Reed Elsevier NV ordinary share[4]	$3.09	€2.192	€0.418	€0.369	€0.332	€0.310
Total assets	$799	€567	€2,089	€1,537	€1,510	€1,245
Total equity/Net assets	692	491	2,016	1,465	1,438	1,173
Weighted average number of shares[5]..............	669.0	669.0	774.9	772.1	783.1	783.3

(1) The consolidated financial statements of Reed Elsevier NV are prepared in accordance with accounting policies that are in conformity with IFRS as adopted by the EU and IFRS as issued by the IASB. The figures for 2005 and 2004 have been extracted or derived from the consolidated financial statements for the years ended December 31, 2005 and 2004, not included herein, and in respect of the year ended December 31, 2004 are unaudited for the effects of the classification of Harcourt Education as a discontinued operation of the combined businesses. On December 10, 2008 Reed Elsevier announced the termination of discussions to sell RBI as it was judged not possible to structure a transaction on acceptable terms at that time. RBI has therefore been presented as a continuing operation of the combined businesses in the current and prior periods.

(2) Profit before tax includes Reed Elsevier NV's share of post-tax earnings of joint ventures, being both the continuing and discontinued operations of the Reed Elsevier combined businesses. Profit before tax includes Reed Elsevier NV's €5 million share of joint ventures' post-tax gain on disposal of Harcourt Assessment (2007: €147 million post-tax gains on disposal of the Harcourt Education US K-12 Schools and International businesses).

(3) Noon buying rates as at December 31, 2008 have been used to provide a convenience translation into US dollars, see "— Exchange Rates" on page 6. At December 31, 2008 the Noon Buying Rate was $1.41 per €1.00.

(4) Dividends declared in the year, in amounts per ordinary share, comprise a special distribution of €1.767, a 2007 final dividend of €0.311 and 2008 interim dividend of €0.114 giving a total of €2.192. The directors of Reed Elsevier NV have proposed a 2008 final dividend of €0.290 (2007: €0.311; 2006: €0.304; 2005: €0.267; 2004: €0.240), giving a total dividend in respect of the financial year of €0.404 (2007: €0.425; 2006: €0.406; 2005: €0.359; 2004: €0.330).

Dividends per Reed Elsevier NV ordinary share for the year ended December 31, 2007 translated into cents at the noon buying rate on December 31, 2007 were 61.4 cents. See "— Exchange Rates" on page 6.

(5) Weighted average number of shares excludes shares held in treasury and shares held by the Reed Elsevier Group plc Employee Benefit Trust. On January 7, 2008 the existing ordinary shares were consolidated into new ordinary shares on the basis of 58 new ordinary shares for every 67 existing ordinary shares. For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be January 18, 2008, being the date on which the accompanying special distribution was paid.

EXCHANGE RATES

For a discussion of the impact of currency fluctuations on Reed Elsevier's combined results of operations and combined financial position, see "Item 5: Operating and Financial Review and Prospects".

The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. The exchange rate on February 18, 2009 was £1.00 = $1.42 and €1.00 = $1.25.

US dollars per £1.00 — Noon Buying Rates

	Period			
Year ended December 31,	**End**	**Average**[1]	**High**	**Low**
2008...................................	1.45	1.85	2.03	1.44
2007...................................	2.00	2.00	2.11	1.92
2006...................................	1.96	1.85	1.98	1.73
2005...................................	1.73	1.82	1.93	1.71
2004...................................	1.93	1.83	1.95	1.75

Month	**High**	**Low**
February 2009 (through February 18, 2009)	1.49	1.42
January 2009	1.53	1.37
December 2008	1.55	1.44
November 2008	1.62	1.48
October 2008..	1.78	1.55
September 2008	1.86	1.75
August 2008	1.97	1.82

US dollars per €1.00 — Noon Buying Rates

	Period			
Year ended December 31,	**End**	**Average**[1]	**High**	**Low**
2008...................................	1.41	1.47	1.60	1.24
2007...................................	1.47	1.37	1.49	1.29
2006...................................	1.32	1.26	1.33	1.18
2005...................................	1.18	1.24	1.37	1.17
2004...................................	1.37	1.24	1.36	1.18

Month	**High**	**Low**
February 2009 (through February 18, 2009)	1.31	1.25
January 2009	1.39	1.28
December 2008	1.44	1.26
November 2008	1.30	1.25
October 2008..	1.41	1.24
September 2008	1.47	1.39
August 2008	1.56	1.47

(1) The average of the Noon Buying Rates on the last day of each month during the relevant period.

Noon Buying Rates have not been used in the preparation of the Reed Elsevier combined financial statements, the Reed Elsevier PLC consolidated financial statements or the Reed Elsevier NV consolidated financial statements but have been used for certain convenience translations where indicated.

RISK FACTORS

The key material risks to our business are included below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business.

Current and future economic, political and market forces, and dislocations beyond our control may adversely affect demand for our products and services.

The demand for our products and services may be impacted by factors that are beyond our control, including macro-economic, political and market conditions, the availability of short-term and long-term funding and capital, the level of volatility of interest rates, currency exchange rates and inflation. The United States and other major economies are currently undergoing a period of severe economic recession, and the future global economic environment may be less favourable than in recent years. Any one or more of these factors may contribute to reduced activity by our customers, may result in a reduction of demand for our products and services, and may adversely affect suppliers and third parties to whom we have outsourced business activities. The current global dislocation of the credit markets, which has significantly contributed to the economic recession described above, may have further disruptive consequences for global economic growth and customer demand.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.

Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, changing legislation and other factors. We cannot predict with certainty the changes that may occur and the effect of those changes on the competitiveness of our businesses. In particular, the means of delivering our products and services, and the products and services themselves, may be subject to rapid technological and other changes. We cannot predict whether technological innovations, changing legislation or other factors will, in the future, make some of our products wholly or partially obsolete or less profitable. We may be required to invest significant resources to further adapt to the changing competitive environment.

We cannot assure you that there will be continued demand for our products and services.

Our businesses are dependent on the continued acceptance by our customers of our products and services and the prices which we charge for our products and services. We cannot predict whether there will be changes in the future, either in the market demand or from the actions of competitors, which will affect the acceptability of products, services and prices to our customers.

Fluctuations in exchange rates may affect our reported results.

Our financial statements are expressed in pounds sterling and euros and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than our reporting currencies. The United States is our most important market and, accordingly, significant fluctuations in US dollar/sterling and US dollar/euro exchange rates can significantly affect our reported results and financial position from year to year. In addition, in some of our businesses we incur costs in currencies other than those in which revenues are earned. The relative movements between the exchange rates in the currencies in which costs are incurred and the currencies in which revenues are earned can significantly affect the results of those businesses.

Changes in tax laws or uncertainty over their application and interpretation may adversely affect our reported results.

Our businesses operate in over 100 locations worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. Relevant authorities may amend tax laws that apply to Reed Elsevier businesses (for example as a result of changes in fiscal circumstances or priorities). Such amendments, or their application to Reed Elsevier businesses, may adversely affect our reported results.

Changes in regulation on information collection and use could adversely affect our revenues and our costs.

Legal regulation relating to internet communications, data protection, e-commerce, direct marketing, credit scoring and digital advertising and use of public records is becoming more prevalent. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, in the United States, the European Union and other jurisdictions may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. For example, the background screening report businesses offered by LexisNexis and ChoicePoint are governed by the US Fair Credit Reporting Act and analogous state laws requiring that consumers be provided the contents of background reports and allowed to have any inaccuracies in the reports corrected. It further provides for statutory penalties and attorney fees for non-compliance. We are unable to predict in what form laws and regulations will be adopted or modified or how they will be construed by the courts, or the extent to which any such laws or interpretation changes might adversely affect our business.

Changes in provision of third party information to us could adversely affect our businesses.

A number of our businesses rely extensively upon content and data from external sources to maintain our databases. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. In the case of public records including social security number data which are obtained from public authorities, our access is governed by law. We also obtain the credit header data in our databases from consumer credit reporting agencies. The disruption or loss of data sources in the future, because of changes in the law or because data suppliers decide not to supply them, could adversely affect our business if we were unable to arrange for substitute sources in a timely manner or at all.

Breaches of our data security systems or other unauthorised access to our databases could adversely affect our business and operations.

Our businesses provide customers with access to database information such as caselaw, treatises, journals, and publications as well as other data. Our LexisNexis risk management business also provides authorised customers with access to public records and other information on US individuals made available in accordance with applicable privacy laws and regulations. There are persons who try to breach our data security systems or gain other unauthorised access to our databases in order to misappropriate such information for potentially fraudulent purposes and we have previously disclosed incidents of such unauthorised access. Because the techniques used by such persons change frequently, we may be unable to anticipate or protect against the threat of breaches of data security or other unauthorised access. Breaches of our data security systems or other unauthorised access to our databases could damage our reputation and expose us to a risk of loss or litigation and possible liability, as well as increase the likelihood of more extensive governmental regulation of these activities in a way that could adversely affect this aspect of our business.

Changes in government funding of, or spending by, academic institutions may adversely affect demand for the products and services of our science and medical businesses.

The principal customers for the information products and services offered by our Elsevier science and medical publishing business are academic institutions, which fund purchases of these products and services from limited budgets that may be sensitive to changes in private and governmental sources of funding. Accordingly any decreases in budgets of academic institutions or changes in the spending patterns of academic institutions could negatively impact our businesses.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our results and our ability to grow.

Our products and services are largely comprised of intellectual property content delivered through a variety of media, including journals, books, CDs, and online, including the internet. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. However, we cannot assure you that our proprietary rights will not be challenged, limited, invalidated or circumvented. Despite trademark and copyright protection and similar intellectual property protection laws, third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorisation. These unauthorised activities may be facilitated by the internet.

In addition, whilst there is now certain internet-specific copyright legislation in the United States and in the European Union, there remains significant uncertainty as to the date from which these will be enforced and the form copyright law regulating digital content may ultimately take. In several jurisdictions, including the United States, Australia and the European Union, copyright laws are increasingly coming under legal review. These factors create additional challenges for us in protecting our proprietary rights to content delivered through the internet and electronic platforms. Moreover, whilst non-copyrightable databases are protected in many circumstances by law in the European Union, there is no equivalent legal protection in the United States.

We may be unable to implement and execute our strategic and business plans if we cannot maintain high quality management.

The implementation and execution of our strategic and business plans depend on the availability of high quality management resources across all our businesses. We cannot predict that in the future such resources will be available.

We cannot assure you whether our substantial investment in electronic product and platform initiatives will produce satisfactory, long term returns.

We are investing significant amounts to develop and promote electronic products and platforms. The provision of electronic products and services is very competitive and we may experience difficulties developing this aspect of our business due to a variety of factors, many of which are beyond our control. These factors may include competition from comparable and new technologies and changes in regulation.

Our businesses may be adversely affected if their electronic delivery platforms, networks or distribution systems experience a significant failure or interruption.

Our businesses are increasingly dependent on electronic platforms and distribution systems, primarily the internet, for delivery of their products and services. Although plans and procedures are in place to reduce such risks, our businesses could be adversely affected if their electronic delivery platforms and networks experience a significant failure or interruption.

Our businesses may be adversely affected by the failure of third parties to whom we have outsourced business activities.

New organisational and operational structures have been developed and new appointments made to leverage more effectively our skills, technology and resources. This includes outsourcing and offshoring activities such as IT, production and development engineering and will in the future extend into further operational and administrative activities. The failure of third parties to whom we have outsourced business functions could adversely affect our reputation and financial condition.

Our scientific, technical and medical primary journals could be adversely affected by changes in the market.

The scientific, technical and medical (STM) primary publications of Elsevier, like those of most of our competitors, are published on a paid subscription basis. There has been recent debate in the academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be free and funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from Elsevier's paid subscription publications.

A significant portion of our revenue is derived from advertising and exhibitions and spending by companies on advertising and other marketing activities has historically been cyclical.

Approximately 14% of our revenue from continuing operations in 2008 was derived from advertising and 13% from exhibitions. In Reed Business Information, 54% of revenue was derived from advertising in 2008. Total advertising revenues for our continuing businesses in 2008 were £737 million compared with £699 million in the prior year.

Traditionally, spending by companies on advertising and other marketing activities has been cyclical with companies spending significantly less on advertising in times of economic slowdown or recession, as has been the case in the last quarter of 2008. Our results could be adversely affected by a reduction of advertising revenues following economic slowdown or recession.

The exhibitions business is similarly affected by cyclical pressures on spending by companies. Additionally, participation and attendance at exhibitions is affected by the availability of exhibition venues and the propensity of exhibitors and attendees to travel. Our results could be adversely affected if the availability of venues or the demand from exhibitors and attendees were reduced, for example due to international security or public health concerns or acts of terrorism or war.

We cannot be certain that our substantial investment in ChoicePoint, Inc. will provide satisfactory, long term returns.

We acquired ChoicePoint, Inc. (ChoicePoint) on September 19, 2008 and expect the acquisition will deliver satisfactory strategic and financial benefits. We cannot be certain that we will realise these anticipated benefits in full or at all, and this will depend, amongst other things, on whether its markets develop as anticipated and on whether the operations and personnel of our existing operations and those of the acquired business can be integrated in an efficient and effective manner. This process may take longer than we anticipate and may cause disruption of our business. The performance of the combined businesses may not meet our expectations if integration is not successful or if the process is prolonged.

We cannot be certain that our restructuring programmes will provide satisfactory, long term returns.

We are embarked on substantial restructuring programmes to further consolidate and streamline operational activities and back office support, and which are expected to result in significant cost savings in future years. The programmes may take longer than planned, cost more than planned, and may cause disruption to our business. We cannot be certain that we will realise the anticipated savings in full.

Changes in the market values of defined benefit pension scheme assets and in the assumptions used to value defined benefit pension scheme obligations may adversely affect our businesses.

We operate a number of pension schemes around the world, the largest schemes being of the defined benefit type in the United Kingdom, the United States and the Netherlands. The assets and obligations associated with defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. In particular, a decrease in the discount rate used to value scheme liabilities, an increase in life expectancy of scheme members, an increase in the rate of inflation or a decline in the market value of investments held by the defined benefit pension schemes (absent any change in their expected long term rate of return) may adversely affect the reported results and financial position of the combined businesses.

Our impairment analysis of goodwill and indefinite lived intangible assets incorporates various assumptions which are highly judgemental. If these assumptions are not realised, we may be required to recognise a charge in the future for impairment.

As at December 31, 2008 goodwill on the combined balance sheet amounted to £4,901 million and indefinite lived intangible assets amounted to £397 million. We conduct an impairment test at least annually, which involves a comparison of the carrying value of goodwill and indefinite lived intangible assets by cash generating unit with estimated values in use based on latest management cash flow projections. The assumptions used in the estimation of value in use are, by their very nature, highly judgemental, and include profit growth of the business over a five year forecast period, the long term growth rate of the business thereafter, and related discount rates. There is no guarantee that our businesses will be able to achieve the forecasted results which have been included in the impairment tests and impairment charges may be required in future periods if we are unable to meet these assumptions.

Our business, operations and reputation could be adversely affected by a failure to comply with FTC Settlement Orders.

In February 2006, ChoicePoint reached a settlement with the US Federal Trade Commission ("FTC") resolving an FTC investigation into its compliance with federal laws governing consumer information security and related issues, including certain fraudulent data access incidents. In August 2008, the FTC approved a settlement with Reed Elsevier Inc. addressing certain other data access matters (together the two settlements are the "FTC Settlement Orders"). The FTC Settlement Orders required Reed Elsevier Inc. and ChoicePoint to institutionalise a number of information security, verification, and credentialing, audit and compliance, and reporting and record retention practices. Reed Elsevier Inc. and ChoicePoint are also required to obtain every two years for 20 years an assessment from a qualified, independent third-party professional to ensure that their information security programmes meet the standards of the FTC Settlement Orders. A failure to comply with the FTC Settlement Orders could lead to civil penalties and adversely affect our business, operations and reputation.

Our borrowing costs and access to capital may be adversely affected if the credit rating assigned to our long term debt is downgraded.

As at March 13, 2009 the credit ratings assigned to our long term debt were Baa1 from Moody's Investors Service, Inc., BBB+ from Standard & Poor's Ratings Services ("S&P") and A- from Fitch Ratings Ltd. Each of these rating agencies had assigned a negative outlook to its rating. Factors cited as a basis for the assignment of a negative outlook include the challenging macroeconomic environment and the level of our indebtedness as a consequence of our acquisition of ChoicePoint. If the ratings of our long term debt are downgraded in the future, our borrowing costs and access to capital may be adversely affected. A rating is based upon information furnished by us or obtained by the relevant rating agency from its own sources and is subject to revision, suspension or withdrawal by the rating agency at any time. Rating agencies may review the assigned ratings due to developments that are beyond our control.

ITEM 4: INFORMATION ON REED ELSEVIER

HISTORY AND DEVELOPMENT

Corporate structure

Reed Elsevier came into existence in January 1993, when Reed Elsevier PLC and Reed Elsevier NV contributed their businesses to two jointly owned companies, Reed Elsevier Group plc, a UK registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the financing activities. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities and are publicly held companies. Reed Elsevier PLC's securities are listed in London and New York, and Reed Elsevier NV's securities are listed in Amsterdam and New York.

Equalisation arrangements

Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV, with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds a 5.8% indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between the two companies at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares. The equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed Elsevier PLC or Reed Elsevier NV.

Under the equalisation arrangements, Reed Elsevier PLC shareholders have a 52.9% economic interest in Reed Elsevier, and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% economic interest in Reed Elsevier. Holders of ordinary shares in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

The boards of both Reed Elsevier PLC and Reed Elsevier NV have agreed, other than in special circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit), based on the equalisation ratio. A Reed Elsevier PLC ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. A Reed Elsevier NV ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights.

The principal assets of Reed Elsevier PLC comprise its 50% interest in Reed Elsevier Group plc, its 39% interest in Elsevier Reed Finance BV, its indirect equity interest in Reed Elsevier NV and certain amounts receivable from subsidiaries of Reed Elsevier Group plc. The principal assets of Reed Elsevier NV comprise its 50% interest in Reed Elsevier Group plc, its 61% interest in Elsevier Reed Finance BV and certain amounts receivable from subsidiaries of Reed Elsevier Group plc and Elsevier Reed Finance BV. Reed Elsevier NV also owns shares, carrying special dividend rights, in Reed Elsevier Overseas BV, a Dutch registered subsidiary of Reed Elsevier Group plc. These shares enable Reed Elsevier NV to receive dividends from companies within its tax jurisdiction, thereby mitigating Reed Elsevier's potential tax costs.

Presentation of Reed Business Information

On February 21, 2008 we announced a plan to divest Reed Business Information ("RBI") which was accordingly then classified as a discontinued operation in our unaudited interim financial information for the six months ended June 30, 2008 and 2007, and in our re-presented audited financial statements for the years ended December 31, 2007, 2006 and 2005, in each case, as filed on our joint report on Form 6-K on November 26, 2008.

On December 10, 2008 we announced the termination of discussions to sell RBI as it was judged not possible to structure a transaction on acceptable terms in the economic environment and credit market prevailing at that time. RBI has therefore been re-presented as part of our continuing operations in our financial statements for the year ended December 31, 2008 with prior period comparatives also being re-presented accordingly.

Material acquisitions and disposals

Total acquisition expenditure for continuing operations in the three years ended December 31, 2008 was £2,621 million, after taking into account borrowings and cash acquired. During 2008 a number of acquisitions were made for a total consideration of £2,131 million, the most significant of which was ChoicePoint, Inc, a leading provider of risk information and analytics, for £1,931 million in September. Goodwill and intangible assets acquired as part of the ChoicePoint acquisition were £1,162 million and £1,471 million respectively. During 2007 a number of acquisitions were made for a total consideration of £319 million, none of which were individually material and the most significant of which was the purchase of the Beilstein chemical compound database. During 2006 a number of acquisitions were made for a total consideration of £171 million, none of which were individually material.

On May 4, 2007 the sale of the Harcourt Assessment and Harcourt Education International businesses for $950 million was announced, and on July 16, 2007 the sale of Harcourt US Schools Education businesses for $4.0 billion was announced. The sales had completed by December 31, 2007 with the exception of Harcourt Assessment and certain Harcourt International businesses which completed on January 30, 2008. The post-tax gain on disposals for 2008 was £18 million (2007: £231 million).

Restructuring programme

In February 2008 we announced a major restructuring plan to further consolidate and streamline operational activities and back office support. The programme was expected to cost approximately $290 million. In February 2009, having identified further restructuring and consolidation opportunities, we announced an expansion of this programme and a major restructuring in RBI for approximately a further $220 million restructuring costs. We expect these restructuring costs to result in significant cost savings in future years. Restructuring costs incurred in 2008 were £152 million.

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to investment in systems infrastructure to support electronic publishing activities, computer equipment and office facilities. Total such capital expenditure, which is financed from operating cash flows, amounted to £172 million in 2008 (2007: £145 million; 2006: £167 million) for continuing operations of the combined businesses. Further information on capital expenditure is given in notes 17 and 19 to the combined financial statements.

Principal Executive Offices

The principal executive offices of Reed Elsevier PLC are located at 1-3 Strand, London WC2N 5JR, England. Tel: +44 20 7930 7077. The principal executive offices of Reed Elsevier NV are located at Radarweg 29, 1043 NX Amsterdam, the Netherlands. Tel: +31 20 485 2434. The principal executive office located in the United States is at 125 Park Avenue, 23rd Floor, New York, New York, 10017. Tel +1 212 309 5498. Our internet address is www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

BUSINESS OVERVIEW

We are one of the world's leading publishers and information providers. Our activities include science and medical, legal and business publishing and the organisation of trade exhibitions. Our principal operations are in North America and Europe. For the year ended December 31, 2008 we had total revenue from continuing operations of approximately £5.3 billion and an average of approximately 32,800 employees. As at December 31, 2008 we had approximately 34,800 employees. In 2008, North America represented our largest single geographic market, based on revenue by destination, contributing 49% of our total revenue from continuing operations.

Our businesses provide products and services that are organised in four business divisions: Elsevier serves the science and medical sector; LexisNexis, the legal and other professional sectors; Reed Exhibitions, the exhibitions and conferences sector; and Reed Business Information, the trade magazines and information business sector.

The United States and other major economies are currently undergoing a period of severe economic recession, and the future economic environment may be less favourable than in recent years. The professional markets which are served by Elsevier and LexisNexis, whilst not immune to the economic recession, have historically been more resilient than most and Reed Elsevier benefits from its subscription base and demand for online solutions. In business to business markets, served by Reed Exhibitions and Reed Business Information, the demand for advertising and marketing services is typically more affected by a tougher economic environment.

Revenue is derived principally from subscriptions, circulation sales, advertising sales and exhibition fees. In 2008, 45% of Reed Elsevier's revenue from continuing operations was derived from subscriptions; 21% from circulation sales; 14% from advertising sales; 13% from exhibition fees; and 7% from other sources. An increasing proportion of revenue is derived from electronic information products, principally internet based, and in 2008, 50% of our revenue was derived from such sources, including 74% of LexisNexis revenue, 54% of Elsevier revenue, 1% of Reed Exhibitions revenue and 34% of Reed Business Information revenue.

Subscription sales are defined as revenue derived from the periodic distribution or update of a product or from the provision of access to online services, which is often prepaid. Circulation sales include all other revenue from the distribution of a product and transactional sales of online services, usually on cash or credit terms. The level of publishing related advertising sales and exhibition fees has historically been tied closely to the economic and business investment cycle with changes in the profit performance of advertisers, business confidence and other economic factors having a high correlation with changes in the size of the market. Subscription sales and circulation sales have tended to be more stable than advertising sales through economic cycles.

Revenue is recognised for the various categories as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation — on despatch; advertising — on publication or period of online display; and exhibitions — on occurrence of the exhibition. Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on attribution of relative value.

Certain of our businesses are seasonal in nature. In Elsevier, a significant proportion of annual revenue is derived from calendar year based journal subscriptions, with the substantial majority of annual cash inflow from these arising in the fourth quarter of each financial year. The majority of medical publishing and sales arise in the second half of the year. This, together with the phasing of other subscription receipts and exhibition deposits, results in significant cash flow seasonality whereby the substantial majority of annual operating cash inflows normally arise in the second half of the year.

Our businesses compete for subscription, circulation and marketing expenditures in scientific and medical, legal and business sectors. The bases of competition include, for readers and users of the information, the quality and variety of the editorial content and data, the quality of the software to derive added value from the information, the timeliness and the price of the products and, for advertisers, the quality and the size of the audiences targeted.

	Revenue from continuing operations[1] **Year ended December 31,**					
	2008		**2007**		**2006**	
	(in millions, except percentages)					
Elsevier	£1,700	32%	£1,507	33%	£1,521	34%
LexisNexis	1,940	36	1,594	35	1,570	35
Reed Exhibitions	707	13	577	12	522	11
Reed Business Information	987	19	906	20	896	20
Total	£5,334	100%	£4,584	100%	£4,509	100%

(1) Following announcement in February 2007 of the planned sale of Harcourt Education, the division is presented in the financial statements as a discontinued operation and is excluded from the above analysis. On December 10, 2008 Reed Elsevier announced the termination of discussions to sell Reed Business Information (RBI) as it was judged not possible to structure a transaction on acceptable terms at that time. RBI has therefore been presented as a continuing operation of the combined businesses in the current and prior periods. RBI and Reed Exhibitions, previously presented together as the Reed Business segment, are now managed as separate divisions and are presented as separate business segments.

13

ELSEVIER

	Year ended December 31,		
	2008	**2007**	**2006**
	(in millions)		
Revenue			
Elsevier			
Science & Technology	£848	£774	£792
Health Sciences	£852	733	729
	£1,700	£1,507	£1,521

Elsevier comprises worldwide scientific, technical and medical publishing and communications businesses. Elsevier's principal operations are located in Amsterdam, London, Oxford, New York, Philadelphia, St. Louis, San Diego, Boston, Paris, Munich, Madrid, Singapore, Tokyo, Delhi and Chennai.

Elsevier is managed as two customer-facing divisions: Science & Technology and Health Sciences, supported by shared service functions that provide book and journal production, application management, information technology, fulfilment and distribution services.

Science & Technology

The Science & Technology division contributed 50% of the total Elsevier revenue in 2008. Of this revenue, 79% came from journals (both print and electronic), 11% from books and the rest mainly from databases and software. Approximately 34% of Science & Technology revenue in 2008 was derived from North America, 36% from Europe and the remaining 30% from the rest of the world.

Through a number of imprints, including *Elsevier, Academic Press, Focal Press* and *Butterworth Heinemann,* Elsevier supplies scientific and technical information through journals and books, in print and electronic media, to libraries, scientists and professionals serving a wide range of research fields including the life sciences, social sciences, materials, engineering, chemistry, physics, economics, mathematics, earth sciences, computer sciences, management and psychology. Among Elsevier's scientific journals well known in their fields are *Cell, Brain Research, Neuroscience, Journal of Molecular Biology, Molecular Therapy* and *Developmental Biology* in the life sciences*; Tetrahedron* and *Journal of Chromatography A* in chemistry; *Physics Letters A, Solid State Communications, Journal of Computational Physics* and *Journal of Sound and Vibration* in physics; *Journal of Financial Economics* and *Social Sciences in Medicine* in the fields of economics and social sciences; *Artificial Intelligence* in the computer sciences field; and *Biomaterials* in the field of material sciences and engineering.

Science & Technology's flagship electronic product is *ScienceDirect*, the world's largest database of scientific, technical and medical journal articles. *ScienceDirect* now holds almost nine million scientific research articles and an expanding portfolio of books currently comprising over 75 major reference works, over 70 book series, seven handbooks totaling over 190 volumes, and more than 4,700 e-books. Beginning in 2008 some 500 e-books will be added to *ScienceDirect* each year. Elsevier also publishes secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary information in the form of review and reference works.

Elsevier's online products include *Scopus*, which provides scientists with a comprehensive database and intuitive tool to navigate their way quickly through the world's accumulated scientific research. The *Scopus* database now has more than 37 million records of scientific research articles from over 15,000 peer reviewed journals, over 23 million patents, and references to over 434 million web pages.

Elsevier offers secondary databases, available electronically, online or on CD. These include: *EMBASE*, covering pharmaceutical and biomedical sciences; *Compendex*, which is largely distributed through the online discovery platform *Engineering Village*, covering the engineering disciplines; *Reaxys*, a workflow solution including the world's largest online compilation of chemical reactions; and *Geobase*, focusing on geoscience and related areas.

Competition within the science and technology publishing fields is generally on a title by title and product by product basis. Competing journals, books and databases are typically published by other professional publishers and learned societies such as the American Chemical Society, the Institute of Electrical and Electronics Engineers and the American Institute of Physics in the United States and the Royal Society of Chemistry in the United Kingdom.

Elsevier's print science journals are generally sold to libraries on a paid subscription basis, with subscription agents facilitating the administrative process. Electronic products, such as *ScienceDirect*, are sold directly to libraries, corporations and other end users through our dedicated sales force which has offices around the world including Amsterdam, New York, Rio de Janeiro, Singapore and Tokyo. Books are sold through book stores, both traditional and online, wholesalers and direct marketing.

Health Sciences

The Health Sciences division of Elsevier operates an international network of nursing, health professions and medical publishing and communications businesses under the *Elsevier, Saunders, Mosby, Churchill Livingstone, Excerpta Medica, Lancet, Masson, Doyma* and *Netter* imprints and brands. It also operates an electronic health care content delivery business including brands such as *MD Consult, Evolve, Gold Standard, MEDai* and *MC Strategies.* Its principal geographic markets are the United States, the United Kingdom, Germany, France and Spain, while other important markets include Italy, Canada, Brazil, Australia, Japan, China, India and South East Asia.

Health Sciences contributed approximately 50% of the total Elsevier revenue in 2008. Of this revenue, 39% came from journals and related activities, 42% from books and related activities, both delivered in print and electronic form, and the remainder mainly from pharmaceutical communication businesses. Approximately 54% of Health Sciences revenue by destination in 2008 was derived from North America, 29% from Europe and the remaining 17% from the rest of the world.

Elsevier publishes a broad range of journals serving both the healthcare researcher and practitioner, such as *The Lancet, The Journal of the American College of Cardiology, Gastroenterology, The Journal of Allergy and Clinical Immunology, Pain, Journal of Emergency Medical Services, The Journal of Urology, The American Journal of Obstetrics and Gynecology,* and *European Journal of Cancer.* Within its journal publishing programme, Elsevier publishes a number of journals for learned societies.

Elsevier publishes English language textbooks and reference works for students and practising professionals in the medical, nursing and health professions in the United States, the United Kingdom, Canada, Australia and internationally through exported product. Elsevier also publishes local language medical books and journals and provides communications services in many other geographies. Elsevier's medical textbooks include *Gray's Anatomy, Cecil Medicine, Guyton's Textbook of Medical Physiology, Robbins & Cotran Pathologic Basis of Disease,* and *Rang and Dale's Pharmacology.* Elsevier's nursing titles include *Mosby's Medical, Nursing and Allied Health Dictionary, Mosby's Nursing Drug Reference, Medical-Surgical Nursing, Potter and Perry's Fundamentals of Nursing* and *Wong's Essentials of Pediatric Nursing.* In the allied health professions markets, Elsevier publishes *Chabner's The Language of Medicine, Merrill's Atlas of Radiographic Positioning & Procedures, Ettinger's Textbook of Veterinary Internal Medicine* and *Sturdevant's Art and Science of Operative Dentistry.* Elsevier's local language book and journal titles include *Encyclopédie Médico-Chirurgicale* and the book series *Les Conférences d'Enseignement* in France, *Medicina Interna* in Spain and *Sobotta's Atlas der Anatomie des Menschen* in Germany. Notable local language journals include *La Presse Medicale* and *Archives de Maladies du Coeur et des Vaisseaux* (France) and *Jano* (Spain).

As an extension of its medical reference works programme, Elsevier publishes fully searchable online web editions.

Elsevier offers a suite of electronic products serving both students and practising professionals across health science markets. In addition to offering medical journals online through *ScienceDirect* and other electronic platforms, Health Sciences' *Consult* suite of products provides web access to major medical reference works, databases, clinical journals, drug information, video based procedures content, practice guidelines, education programmes, expert commentaries and medical news for medical students, physicians and other healthcare professionals. In 2008, Elsevier has continued to develop its online health sciences education platform, *Evolve,* which provides electronic content, services and course management tools to support and develop its health sciences textbook programme.

Through Excerpta Medica, Elsevier publishes customised information for healthcare professionals, medical societies and pharmaceutical companies internationally. Excerpta Medica also works closely with pharmaceutical companies to provide international marketing and communications platforms for new drugs.

The medical publishing field is fragmented with competition generally on a title by title and product by product basis. In the United States, Elsevier faces regional competition from a number of information publishers and service providers, including Wolters Kluwer Health (*Ovid, Medi-Span, Lippincott Williams & Wilkin* and *Adis)*; Thomson Reuters (*Micromedex, Medstat, Solucient, PDR)*; McGraw-Hill (*Harrison's, Access Medicine*); Pearson (*Prentice Hall*); Wiley-Blackwell; Informa (*Scrips, Pharmaprojects, Taylor & Francis*); the American Medical Association (*JAMA*); and the Massachusetts Medical Society (*New England Journal of Medicine*).

Books are sold by book stores and wholesalers, and directly, generally through our dedicated sales force. Print journals are generally sold to institutional libraries, with subscription agents facilitating the administrative process, and to individuals, through direct mail and through societies. Electronic products, such as *MD Consult*, are generally sold directly to hospitals, medical practitioners, health care payers and other end users directly through our dedicated sales force.

Shared services

The shared service functions provide book and journal production, application management, information technology, customer service and support, and fulfilment and distribution for both the Science & Technology and Health Sciences divisions.

Much of the pre-press production for journals and books is outsourced. An electronic production system manages the journal production process from author submission to delivery of the full text of journal articles in whichever format the customer requires, via *ScienceDirect*, *MD Consult*, learned society websites, on CD or in print.

All printing is outsourced to unaffiliated printers in many locations including North America, Europe and Asia. Elsevier's book warehouse in the United States is owned and operated by Elsevier, but all other distribution and warehousing services are outsourced.

LEXISNEXIS

	Year ended December 31,		
	2008	**2007**	**2006**
	(in millions)		
Revenue			
LexisNexis			
United States	£1,395	£1,113	£1,129
International	545	481	441
	£1,940	£1,594	£1,570

LexisNexis provides legal, tax, regulatory, risk management, information analytics and business information solutions aligned to the workflow of law firms, business and government customers in the US and globally and comprises LexisNexis United States and LexisNexis International.

Legal and regulatory markets worldwide are driven by the increasing level of legislation and litigation, as well as the number of lawyers. Opportunities are also developing through the delivery of value added solutions to meet demands for greater efficiency and productivity.

Increasingly legal information and services are being delivered online, with potential to deliver such products and solutions in markets outside the United States where online migration is at lower levels than in the US legal market. In recent years, LexisNexis has, with its comprehensive US public records databases, expanded in the market for risk information and analytics, which is growing due to increasing consumer credit losses and fraud and the demand for identity verification and risk evaluation.

In 2008, LexisNexis United States contributed approximately 72% of the total LexisNexis revenue, with LexisNexis International accounting for 28%.

LexisNexis United States

LexisNexis United States comprises US Legal Markets and Risk Information and Analytics. In 2008, approximately 57% of LexisNexis United States' revenue came from subscription sales, including online services, 27% from transactional sales, including online services, 7% from advertising, including directory listings, 1% from circulation and copy sales and the remaining 8% from other sources.

US Legal Markets develops, markets and sells LexisNexis information products and services in electronic and print formats to law firms and practitioners, law schools, corporations and state and local governments. During 2008, we have selectively acquired a number of small businesses, including providers of software tools and content for law firms that complement the assets and customer relationships we already have.

The flagship online legal research service, *lexisnexis.com*, provides online access to state and federal case law; codes and statutes; court documents; over seven billion searchable documents from over 35,000 sources online; business news, legal news, and regional news; expert commentary on the law; and sophisticated searching and linking tools customised for the needs of legal researchers.

US Legal Markets is increasingly providing Total Solutions, combining content with online workflow tools to provide products and solutions in Client Development, Research, Practice Management and Litigation Services.

Client Development solutions include the Martindale-Hubbell electronic network that showcases the qualifications and credentials of over one million lawyers and law firms worldwide. In addition, it provides a suite of business intelligence tools that help lawyers find and target clients, along with customer relationship management workflow tools. In Research, LexisNexis provides statutes and case law for all 50 US states as well as research, analysis and citation services. They include Matthew Bender publications *Collier on Bankruptcy, Moore's Federal Practice* and *Nimmer on Copyright*, Michie's 600 practice-enhancing titles, 400 custom legal publications and annotated codes as well as its *United States Code Service* and *United States Supreme Court Reports, Lawyer's Edition*. It also includes Shepard's, the publisher of *Shepard's Citations Service*, a legal citation service delivered online and in print. "Shepardizing" is a common process for US lawyers checking the continuing authority of cases or statutory references. Practice Management solutions include time and billing, case management, and cost recovery. Litigation Services include a range of workflow solutions for litigators including *Total Litigator*, electronic discovery services, evidence management through Casesoft's Casemap product, Concordance's Dataflight case analysis product, court docket tracking and e-filing with our Courtlink service, expert identification and legal document preparation. In addition to law firms, these LexisNexis products and services are offered to corporations, federal government agencies and academic institutions together with news, business, financial and public records content.

Risk Information and Analytics develops, markets and sells LexisNexis products and services to corporations and state and federal government agencies. The risk management and information analytic applications are designed to assist customers in managing risk through fraud detection and prevention, risk evaluation, identity verification, pre-employment screening and due diligence; and allow business, financial services, legal and government customers to quickly and easily extract valuable knowledge from a vast array of data. On September 19, 2008 Reed Elsevier acquired ChoicePoint, Inc. ChoicePoint has merged with the LexisNexis Risk Information and Analytics Group, creating a risk management business with approximately $1.4 billion in revenues. ChoicePoint's principal operating groups are Insurance Services, Screening, Business Services and Government Services.

The Insurance Services group, ChoicePoint's largest core business, provides data, analytics, software and business information services to property and casualty ("P&C") personal and commercial insurance carriers in the US. Information solutions help insurers effectively assess risks in the underwriting process to ensure that their customers receive appropriate policy pricing. The Insurity business unit provides software, data and analytics to P&C commercial and personal lines carriers to improve risk acceptance and loss mitigation.

The Screening group focuses on employment screenings, tenant screening, and customer enrollment businesses.

The Business Services and Government Services groups provide public information solutions primarily to financial and professional services, and government customers. These services help companies and government agencies with risk management, enhanced due diligence, verification and business credentialing, and allow companies and government agencies to better mitigate financial and reputational risk and improve their processes and productivity.

In US legal markets, LexisNexis United States' principal competitor is West (Thomson Reuters), Dialog (ProQuest) and Factiva (News Corporation). In the insurance service market, ChoicePoint's primary property and casualty competitor is American Insurance Services Group, a unit of Insurance Services Offices, Inc.

LexisNexis International

The LexisNexis International division comprises LexisNexis business in Europe, Canada and Africa headquartered in London, and in Asia Pacific, headquartered in Singapore. In 2008, approximately 66% of LexisNexis International's revenue was derived from subscriptions, 24% from circulation sales, 2% from advertising and 8% from other sources. In the same year, approximately 38% of revenue came from the UK, 32% from Continental Europe and 30% from the rest of the world. The most significant business within Continental Europe is in France.

LexisNexis Butterworths in the United Kingdom is a professional publisher, providing legal, tax and business information and solutions via online, print and CD media. The web-based *LexisNexis Butterworths* service provides a resource for legal, tax, regulatory and business information, including access to a range of UK, US, Australian, New Zealand, South African and other legal materials, via a single gateway. LexisNexis Butterworths' principal publications are *Halsbury's Laws of England, The Encyclopaedia of Forms and Precedents, Simon's Taxes* and *Butterworths Company Law Service.* The principal competitors in the United Kingdom are Sweet & Maxwell and Westlaw (both part of Thomson Reuters) in legal markets; CCH Croner (Wolters Kluwer) in tax and regulatory markets; and Factiva (News Corporation) in corporate markets.

LexisNexis in France is a provider of information to lawyers, notaries and courts, with *JurisClasseur* and *La Semaine Juridique* being the principal publications. The major competitors of LexisNexis in France are Editions Francis Lefèbvre, Editions Legislatives, Dalloz (Lefèbvre) and Lamy (Wolters Kluwer).

REED EXHIBITIONS

	Year ended December 31,		
	2008	**2007**	**2006**
		(in millions)	
Revenue	£707	£577	£522

Reed Exhibitions is one of the world's leading events organisers, with over 470 events in 37 countries. In 2008 Reed Exhibitions brought together over seven million event participants from around the world. Over 70% of Reed Exhibitions' revenue is derived from exhibitor participation fees, with the balance primarily attributable to conference fees, advertising in exhibition guides, sponsorship fees and admission charges. In 2008, approximately 19% of Reed Exhibitions' revenue came from North America, 51% from Continental Europe, 7% from the United Kingdom and the remaining 23% from the rest of the world. As some events are held other than annually, revenue in any single year is affected by the cycle of non-annual exhibitions.

Reed Exhibitions organises a wide range of events, including exhibitions, conferences and congresses. Its portfolio of over 470 events serves 44 industry sectors, including: Aerospace & Aviation, Automobiles, Broadcasting, Building & Construction, Electronics, Energy, Oil & Gas, Engineering, Manufacturing, Environment, Food Service & Hospitality, Gifts, Healthcare, Interior Design, IT & Telecoms, Jewellery, Life Science & Pharmaceuticals, Machinery, Medical Education, Printing & Graphics,

Property & Real Estate, Security & Safety, Sports & Recreation, Travel. The portfolio includes the *JCK International Jewellery Shows, International Security Conferences (ISC), Professional Golfers Association (PGA) Merchandise Show* and *National Hardware Show* in North America; *MIPIM, MAPIC, MIPTV, MIPCOM, MIDEM, Equip'Hotel, Salon Nautique, Pollutec* and *Maison et Objet* in France; *PSI* and *Aircraft Interiors* in Germany; *World Travel Market, Infosecurity Europe* and *London Book Fair* in the United Kingdom; *Mostra Convegno Expocomfort* in Italy, *InterCHARM* in Russia, *Arabian Travel Market* in Dubai, *International Jewellery Tokyo* in Japan; *International Automobile Trade Show* in Brazil and *Thai Metalex* in South-East Asia.

Many of Reed Exhibitions' events are leading events in their respective sectors. Working closely with professional bodies, trade associations and government departments Reed Exhibitions ensures that each and every event is targeted and relevant to industry needs. The business is developing powerful online tools to facilitate networking, and enhance the effectiveness and efficiency of its shows, as well as broadening its event model to include continuing education and professional development.

Growth of the exhibition industry is supported by new industries and new markets, particularly as the emerging markets of Brazil, China, India, Russia and Middle East open up and develop. Exhibitions are a key means for companies to enter these new markets, enabling them to reach and target new customers quickly and cost-effectively. Growth has also been achieved through acquisitions and launches in key growth industries, and by developing strategic partnerships and replicating its brand-leading events in the emerging markets. Such partnerships will become an increasing feature of Reed Exhibitions' presence in these markets, with the building of local businesses operating close to local markets, supported by Reed Exhibitions' global networks and organisational expertise.

Reed Exhibitions is expanding the scope of its business model beyond the physical event to create online communities such as *ISC365*, *PSIonline* and *INTERPHEX365*. These communities provide tools allowing customers additional opportunities to interact with others in their industry, share knowledge and do business 365 days a year, and they are opening up new revenue streams for Reed Exhibitions.

Reed Exhibitions is particularly prominent in a number of sectors, notably Travel, for which it organises some of the world's leading events, including *World Travel Market* held annually in London, and *Arabian Travel Market* held in Dubai. Reed Exhibitions is also involved in the Environment sector. Leading events include *Pollutec*, the international environment show held alternately in Lyon and Paris; the *World Future Energy Summit* in Abu Dhabi; and *Offshore Europe*, Aberdeen, which brings together the global oil and gas market to debate key issues and create common agendas for the future of the upstream industry.

The exhibition industry has historically been highly fragmented. Other international exhibition organisers with which Reed Elsevier competes with include United Business Media, DMG World Media, Nielsen Business Media, Informa IIR and Messe FrankFurt. Competition also comes from industry focussed trade associations and convention centre and exhibition hall owners.

REED BUSINESS INFORMATION

	Year ended December 31,		
	2008	**2007**	**2006**
	(in millions)		
Revenue			
RBI UK	£306	£294	£281
RBI US	288	278	299
RBI NL	202	181	178
RBI International	191	153	138
	£987	£906	£896

Reed Business Information provides information and marketing solutions to business professionals in the United States, the United Kingdom, continental Europe, Australia and Asia.

Business-to-business magazines, community websites and online lead generation services provide an effective marketing channel through which advertisers reach their target audiences and industry professionals can access valued information. The business has a number of leading brands in a range of sectors and online data services which enable users to enhance productivity through quicker and easier access to more comprehensive and searchable data. Business-to-business marketing spend has been driven historically by levels of corporate profitability, which itself has followed overall growth in GDP and business investment.

In the United States, business-to-business magazines are primarily distributed on a "controlled circulation" basis, whereby the product is delivered without charge to qualified buyers within a targeted industry group based upon circulation lists developed and maintained by the publisher. Magazines distributed on a "controlled circulation" only basis are therefore wholly dependent on advertising for their revenues. In the United Kingdom, business magazines are distributed both on a "controlled circulation" basis and a "paid circulation" basis, with "paid circulation" titles also dependent on advertising for a significant proportion of their revenues. In the Netherlands, a higher proportion of publications are sold by "paid circulation".

In 2008, approximately 54% of Reed Business Information revenue came from advertising, 27% from subscription sales, 7% from circulation sales, 4% from training and 8% from other sources. Online services represented 34% of RBI revenue in 2008. Approximately 32% of RBI revenue in 2008 came from North America, 23%, from the United Kingdom, 38% from Continental Europe and 7% from the rest of the world.

Online revenue grew by 15% in 2008 to over £300 million reflecting user and advertising demand for community websites (webzines), recruitment, lead generation and search, as well as online data services. Supporting the continued online growth is an established network of online focused sales, search and marketing resources. Attracting and retaining appropriately skilled people is critical as the business continues to expand and develop its online portfolio.

Reed Business UK ("RBI UK"), a business information publisher, operates over 100 market leading brands in over 20 markets through its multi-platform media of web products, magazines, exhibitions, conferences and industry awards. Its business magazines include *Computer Weekly, Farmers Weekly, Estates Gazette, Flight International, New Scientist, Caterer & Hotelkeeper, Commercial Motor* and *Community Care,* all of which provide online communities via associated websites. Online services include leading recruitment job boards such as *totaljobs.com,* an online targeted newsletter provider, *eMedia,* and data services supplying information to the aerospace industry, property, banking *(bankersalmanc.com)*, chemicals industries (*ICIS*) and the human resources sector. Heren was acquired in March 2008 adding Energy reporting to the online data business serving the chemicals business. *XpertHR*, the data services supplying the human resources sector, has been enhanced by the acquisition of CELRE in May 2008. In addition, Approved Index was acquired in June 2008 expanding the businesses online lead generation services.

Paper and printing services are purchased from unaffiliated third parties, primarily on a coordinated basis with other Reed Elsevier businesses in the United Kingdom. RBI UK's distribution is generally through public postal systems, with news-stand distribution for some titles through outside wholesalers. RBI UK competes directly with Eden (formally EMAP), United Business Media and McGraw-Hill across a number of sectors. The UK e-recruitment sector is highly competitive, and RBI UK competes in particular with Monster and Daily Mail General Trust. It also competes with a number of companies on an individual product-by-product basis.

Reed Business Information US ("RBI US") is a publisher of business information, with over 60 trade magazines. Amongst the RBI US titles are *Variety, Broadcasting & Cable, Multichannel News, Publishers Weekly, EDN, Design News* and *Interior Design,* all of which provide online communities to their users by way of associated websites. Its Reed Construction Data business (RCD) provides on and offline information, data and analytics on US and Canadian construction projects, and from 2008, building information modeling (BIM) solutions. Its *BuyerZone* business is an online marketplace for buyers and sellers of business products and services.

RBI US operates circulation management and fulfillment facilities in Colorado and the Caribbean island of St Kitts, through which it identifies, qualifies and maintains subscriber lists for substantially all of its titles. Paper and printing services are purchased on a coordinated basis with other Reed Elsevier businesses in the United States. Distribution of magazines is conducted primarily through the US postal service, supplemented by news-stand sales through unaffiliated wholesalers.

Reed Elsevier's US business titles compete on an individual basis with the titles, print and digital, of individual publishers, including Advanstar, CMP Media (United Business Media), Hanley Wood, McGraw-Hill, Penton and Nielsen (formerly VNU).

In Continental Europe, the principal business is Reed Business Information Netherlands ("RBI NL"), a business magazine and information publisher, publishing over 160 titles. Through its business magazines, websites, online databases, books, conferences and training courses RBI NL serves industries which include agriculture, catering, construction, engineering, food, fashion, and horticulture. Its principal titles include *Elsevier,* current affairs weekly, *Beleggers Belangen* and *FEM* in business and management, *Boerderij* in agriculture and *Distrifood* in retail. Its titles are predominantly subscription based and revenue is principally divided between subscriptions and advertising. Other publications within Continental Europe include *Stratégies* in France, *Arte y Cemento* in Spain and *Detail* in Germany.

Printing and production is contracted out to third parties and distribution is mainly through the postal system. RBI NL competes with a number of companies on a title by title basis in individual market sectors, the largest competitors in print being Wolters Kluwer and VNU.

In Asia Pacific, principal titles include *Australian Doctor* and *Money Management* in Australia and *EDN,* a design news magazine for the electronics industry, in Asia.

Reed Business Information competes for online advertising and users with other business-to-business websites as well as Google and other internet search engines.

HARCOURT EDUCATION — DISCONTINUED OPERATIONS

	Year ended December 31,		
	2008	**2007**	**2006**
	(in millions)		
Revenue			
Harcourt Education			
US Schools and Testing	£12	£708	£776
International	—	44	113
	£12	£752	£889

Following announcement in February 2007 of the planned sale of Harcourt Education, the division is presented as a discontinued operation. The disposal of the Harcourt Education International businesses completed in May and August 2007; the disposal of the Harcourt US K-12 Schools Education business completed in December 2007; and the disposal of the Harcourt Assessment business completed in January 2008.

ELSEVIER REED FINANCE BV

Elsevier Reed Finance BV, the Dutch parent company of the Elsevier Reed Finance BV group ("ERF"), is directly owned by Reed Elsevier PLC and Reed Elsevier NV. ERF provides treasury, finance, intellectual property and insurance services to the Reed Elsevier Group plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA ("EFSA"), Elsevier Properties SA ("EPSA") and Elsevier Risks SA ("ERSA"). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

EFSA is the principal treasury centre for the combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier Group plc's businesses operating in Continental Europe, Latin America, the Pacific Rim, India, China and certain other territories, and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also arranges or directly provides Reed Elsevier Group plc businesses with financing for acquisitions and product development and manages cash pools, investments and debt programmes on their behalf.

EPSA is a centre of expertise within Reed Elsevier in terms of trademarks and other intangibles. It has continued the acquisition of titles, including the trademark Reed Elsevier in 2008.

ERSA is responsible for insurance activities relating to risk retention.

In 2008, EFSA issued a CHF150 million bond in the Swiss public market and negotiated several term financing agreements. It was involved in the financing of the acquisition of ChoicePoint, Inc. and treasury aspects related to the halted divestment of Reed Business Information. EFSA negotiated and advised on a number of banking and cash management arrangements in Continental Europe, Asia and Latin America. EFSA continued to advise Reed Elsevier Group plc companies on treasury matters, including interest and foreign currency exposures.

The average balance of cash under management by EFSA in 2008, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.5 billion (2007: $0.9 billion).

At the end of 2008, 91% (2007: 89%) of ERF's gross assets were held in US dollars and 8% (2007: 10%) in euros, including $10.6 billion (2007: $8.5 billion) and €0.6 billion (2007: €0.7 billion) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $1.5 billion, medium term debt of $1.4 billion and short term debt of $0.5 billion backed by medium term committed bank facilities. Medium and long term debt is derived from syndicated bank facilities, Swiss domestic public bond issues, bilateral term loans and private placements. Short term debt is primarily derived from euro and US commercial paper programmes.


ORGANISATIONAL STRUCTURE


A description of the corporate structure is included under "— History and Development" on page 11. A list of significant subsidiaries, associates, joint ventures and business units is included as an exhibit, see "Item 19: Exhibits" on page S-1.

PROPERTY, PLANTS AND EQUIPMENT

We own or lease over 350 properties around the world, the majority being in the United States. The table below identifies the principal owned and leased properties which we use in our business.

Location	Business segment(s)	Principal use(s)	Floor space (square feet)
Owned properties			
Alpharetta, Georgia	LexisNexis	Office and data centre	406,000
Miamisburg, Ohio	LexisNexis	Office	403,638
Linn, Missouri	Elsevier	Warehouse	236,105
Albany, New York	LexisNexis	Office	194,780
Oak Brook, Illinois	Reed Business Information and LexisNexis	Office	181,659
Colorado Springs, Colorado	LexisNexis	Office	181,197
Binghamton, New York	LexisNexis	Office and warehouse	162,000
Leased properties			
New York, New York	Reed Business Information and Elsevier	Office	451,800
Amsterdam, Netherlands	Reed Business Information and Elsevier	Office	429,308
Miamisburg, Ohio	LexisNexis and Elsevier	Office and data centre	213,802
Sutton, England	Reed Business Information	Office	191,960

All of the above properties are substantially occupied by Reed Elsevier businesses.

None of the real property owned or leased by Reed Elsevier which is considered material to Reed Elsevier taken as a whole is presently subject to liabilities relating to environmental regulations.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — REED ELSEVIER

The following discussion is based on the combined financial statements of Reed Elsevier for the three years ended December 31, 2008 which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The following discussion should be read in conjunction with, and is qualified by reference to, the combined financial statements.

Reed Elsevier derives its revenue principally from subscriptions, circulation sales, advertising sales and exhibition fees.

Revenue by source for continuing operations[1]
Year ended December 31,

	2008		2007		2006	
	(in millions, except percentages)					
Subscriptions	£2,381	45%	£2,079	46%	£2,083	46%
Circulation	1,142	21	916	20	894	20
Advertising	737	14	699	15	697	16
Exhibition fees	702	13	569	12	516	11
Other	372	7	321	7	319	7
Total	£5,334	100%	£4,584	100%	£4,509	100%

Revenue by geographic market for continuing operations[1]
Year ended December 31,

	2008		2007		2006	
	(in millions, except percentages)					
North America	£2,624	49%	£2,233	49%	£2,322	52%
United Kingdom	580	11	603	13	531	12
The Netherlands	234	4	206	4	196	4
Rest of Europe	1,136	22	897	20	866	19
Rest of world	760	14	645	14	594	13
Total	£5,334	100%	£4,584	100%	£4,509	100%

(1) Following announcement in February 2007 of the planned sale of Harcourt Education, the division is presented as a discontinued operation and is excluded from the above analysis. On December 10, 2008 Reed Elsevier announced the termination of discussions to sell Reed Business Information (RBI) as it was judged not possible to structure a transaction on acceptable terms at that time. RBI has therefore been presented as a continuing operation of the combined businesses in the current and prior periods.

The cost profile of individual businesses within Reed Elsevier varies widely and costs are controlled on an individual business unit basis. The most significant cost item for Reed Elsevier as a whole is staff costs, which in 2008 for continuing operations represented 40% of Reed Elsevier's total cost of sales and operating expenses before amortisation of acquired intangible assets and goodwill impairment (2007: 41%; 2006: 41%).

The following tables show revenue, operating profit and adjusted operating profit for each of Reed Elsevier's continuing business segments in each of the three years ended December 31, 2008 together with the percentage change in 2008 and 2007 at both actual and constant exchange rates. Adjusted operating profit is a non-GAAP measure included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments, as reported under IAS 14: Segment Reporting in note 3 to the combined financial statements. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs principally relate to the major restructuring programme announced in February 2008 and expanded in February 2009 to include RBI, which was to be divested and not part of the original programme. Exceptional restructuring costs principally comprise severance, outsourcing migration and associated property costs. A reconciliation of operating profit to adjusted operating profit is included below.

Revenue from continuing operations[5]
Year ended December 31,

	2008		2007		% change		2006		% change	
					actual rates	constant rates[1]			actual rates	constant rates[2]
	(in millions, except percentages)									
Elsevier.........	£1,700	32%	£1,507	33%	+13%	+4%	£1,521	34%	−1%	+4%
LexisNexis.......	1,940	36	1,594	35	+22	+13	1,570	35	+2	+8
Reed Exhibitions...	707	13	577	12	+23	+9	522	11	+11	+13
Reed Business Information.....	987	19	906	20	+9	+1	896	20	+1	+4
Total..........	£5,334	100%	£4,584	100%	+16%	+7%	£4,509	100%	+2%	+6%

Operating Profit from continuing operations[5]
Year ended December 31,

	2008		2007		% change		2006		% change	
					actual rates	constant rates[1]			actual rates	constant rates[2]
	(in millions, except percentages)									
Elsevier.........	£443	49%	£410	46%	+8%	+2%	£395	47%	+4%	+10%
LexisNexis.......	291	32	287	32	+1	−5	264	31	+9	+15
Reed Exhibitions...	123	13	106	12	+16	−1	98	12	+8	+12
Reed Business Information.....	55	6	91	10	−40	−45	85	10	+7	+8
Subtotal.........	£912	100%	£894	100%			£842	100%		
Corporate costs....	(50)		(45)				(39)			
Unallocated net pension credit[4]..	39		39				34			
Total..........	£901		£888		+2%	−6%	£837		+6%	+12%

Adjusted Operating Profit from continuing operations[3][5]
Year ended December 31,

	2008		2007		% change		2006		% change	
					actual rates	constant rates[1]			actual rates	constant rates[2]
	(in millions, except percentages)									
Elsevier.........	£568	41%	£477	42%	+19%	+11%	£465	43%	+3%	+9%
LexisNexis.......	513	37	406	35	+26	+18	380	35	+7	+14
Reed Exhibitions...	183	13	139	12	+32	+14	129	12	+8	+10
Reed Business Information.....	126	9	121	11	+4	−4	112	10	+8	+10
Subtotal.........	£1,390	100%	£1,143	100%			£1,086	100%		
Corporate costs....	(50)		(45)				(39)			
Unallocated net pension credit[4]..	39		39				34			
Total..........	£1,379		£1,137		+21%	+12%	£1,081		+5%	+11%

Adjusted operating profit is derived from operating profit as follows:

	2008	2007	2006
	(in millions)		
Operating profit	£901	£888	£837
Adjustments:			
Amortisation of acquired intangible assets and goodwill impairment . . .	290	221	211
Exceptional restructuring costs	152	—	—
Acquisition related costs	27	20	23
Reclassification of tax in joint ventures	9	8	10
Adjusted operating profit	£1,379	£1,137	£1,081

(1) Represents percentage change in 2008 over 2007 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2007 financial year. These rates were used in the preparation of the 2007 combined financial statements.

(2) Represents percentage change in 2007 over 2006 at constant rates of exchange, which have been calculated using the average and hedge exchange rates for the 2006 financial year. These rates were used in the preparation of the 2006 combined financial statements.

(3) Adjusted operating profit represents operating profit before the amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures, and is reconciled to operating profit above.

(4) The unallocated net pension credit of £39 million (2007: £39 million; 2006: £34 million) comprises the expected return on pension scheme assets of £219 million (2007: £196 million; 2006: £178 million) less interest on pension scheme liabilities of £180 million (2007: £157 million; 2006: £144 million).

(5) Following announcement in February 2007 of the planned sale of Harcourt Education, the division is presented as a discontinued operation and is excluded from the above analysis. On December 10, 2008 Reed Elsevier announced the termination of discussions to sell Reed Business Information (RBI) as it was judged not possible to structure a transaction on acceptable terms at that time. RBI has therefore been presented as a continuing operation of the combined businesses in the current and prior periods.

In the commentary below, percentage movements are at actual exchange rates unless otherwise stated. Percentage movements at constant exchange rates are calculated using the average and hedge exchange rates for the previous financial year. Percentage movements at both actual rates and constant rates are shown in tables on page 23. The effect of currency movements on the 2008 results is further described separately below (see "— Effect of Currency Translation" on pages 31 and 32). References to operating profit relate to operating profit including joint ventures. References to underlying performance are calculated to exclude the effects of acquisitions and disposals in the current and prior year and the impact of currency. Adjusted operating margin and underlying growth are defined in the glossary on page F-84.

Results of Operations for the Year Ended December 31, 2008
Compared to the Year Ended December 31, 2007

General — continuing operations

Revenue increased by 16% to £5,334 million. At constant exchange rates, revenue was 7% higher, or 4% higher excluding acquisitions and disposals.

Operating profits of £901 million were up 1%, or down 6% at constant exchange rates, compared with £888 million in 2007. Operating profit is stated after amortisation of acquired intangible assets and goodwill impairment of £290 million (2007: £221 million), exceptional restructuring costs in respect of a restructuring programme announced in February 2008 and expanded in February 2009 to include RBI of £152 million (2007: nil), acquisition related costs of £27 million (2007: £20 million) and includes tax charges in respect of joint ventures of £9 million (2007: £8 million). Excluding these items, operating profits would have been up 21% at £1,379 million (2007: £1,137 million), or up 12% at constant exchange rates, and up 9% on an underlying basis. The increase in operating profits at constant exchange rates principally reflects improved underlying operating performance and the part year contribution from ChoicePoint, acquired in September 2008.

Operating margin, including amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, was 16.9% (2007: 19.4%). Excluding amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and the equity share of taxes in joint ventures, the margin would have been 25.9%, up 1.1 percentage points compared to 2007, and also up 1.1 percentage points on an underlying basis.

The amortisation charge for acquired intangible assets, including the share of amortisation for joint ventures, of £281 million was up £60 million on the prior year principally as a result of ChoicePoint and other recent acquisitions, and currency translation effects. Goodwill impairment charges of £9 million relate to minor exhibition businesses.

Net finance costs, at £192 million, were £53 million higher than in the prior year due to the funding of ChoicePoint and other recent acquisitions and currency translation effects, and include £18 million of fees incurred in connection with ChoicePoint acquisition financing.

Profit before tax was £617 million, compared with £812 million in 2007, a decrease of 24%. The decrease in profit before tax principally reflects the decreased operating profits and losses on disposals and other non operating items.

The tax charge of £155 million compares with a credit of £82 million in the prior year. The prior year credit includes the benefit of £223 million in respect of previously unrecognised deferred tax assets and capital losses arising in continuing operations, which are realisable as a result of the gain on disposal of Harcourt Education. The reported tax credit also reflects movements on deferred tax balances arising on unrealised exchange differences on long term interaffiliate lending. These deferred tax movements are recognised in the income statement but are not expected to crystallise in the foreseeable future.

Net profit from discontinued operations comprises the gain on disposal of Harcourt Assessment of £67 million (2007: £611 million on disposals of the Harcourt International and US K-12 Schools businesses). Taxes on the disposals were £49 million (2007: £380 million). Net profit from discontinued operations in 2007 also included the post-tax results of Harcourt Education of £78 million.

The profit attributable to shareholders of £476 million was down 60% compared to £1,200 million in 2007, which included the tax credits, the results of Harcourt Education and gain on sale of businesses.

Elsevier

Revenue and adjusted operating profits were up 13% and up 19% respectively compared to 2007. At constant exchange rates, revenue and adjusted operating profits were up 4% and 11% respectively, or 5% and 10% on an underlying basis.

The Science & Technology business saw underlying revenue growth of 6%, reflecting volume growth and *ScienceDirect* and journal subscription renewals at 98%. *ScienceDirect* saw a continued widening of distribution in small academic and emerging markets, and usage increased by over 20% measured by article downloads. Growth in online databases, including the *Scopus* scientific abstract and indexing database, and electronic book sales also contributed to the revenue growth. Taking the disposal of the MDL software business into account, revenues were up 2% at constant currencies. Increasing pressure on academic budgets is likely to affect future discretionary purchases.

The Health Sciences business saw underlying revenue growth of 4%, held back by the continued weakness in pharma promotion markets. The growth reflects the performance of the Clinical Solutions business with new publishing and demand for online workflow solutions that combine content with predictive analytical algorithms. The Nursing and Health Professionals segment also saw growth with its publishing programme and online resources. In the pharma market, advertising and other promotional revenues declined 5% reflecting fewer drug launches and a contraction of marketing budgets in pharmaceutical companies. Excluding pharma, Health Sciences' underlying revenues were up 6%. We expect to see continued weakness in pharma promotion markets and lower growth in Asian markets, particularly in imported US medical books given the strengthening of the US dollar.

The adjusted operating margin was 1.7 percentage points higher in 2008 than in 2007, reflecting progress made during the year in improving cost efficiency through restructuring of operations and leveraging shared service functions. Journal and book production operations have increasingly been outsourced in recent years and 2008 saw a step up in production activities in Elsevier's offshore facilities in India. The year also saw outsourcing of software engineering and financial transaction processing. These ongoing programmes together with the increasing consolidation across Reed Elsevier of technology operations, procurement and real estate management are keeping costs under tight control.

Operating profit of Elsevier, including amortisation of acquired intangible assets, exceptional restructuring and acquisition related costs, increased by £33 million to £443 million (a 2% increase at constant exchange rates), reflecting the increase in adjusted operating profit described above, partially offset by exceptional restructuring costs.

LexisNexis

Revenue and adjusted operating profits were up 22% and up 26% respectively compared to 2007, including the part year contribution from ChoicePoint. At constant exchange rates, revenue and adjusted operating profits were up 13% and 18% respectively, or 5% and 10% on an underlying basis, excluding ChoicePoint and other recent acquisitions.

LexisNexis US saw underlying revenue growth of 4%. In US legal markets, growth in online information solutions in the large law firm market was tempered by slower growth in smaller law firms and marginal declines in corporate and government markets reflecting an increasingly challenging economic environment. The risk information and analytics group saw underlying growth, ie before taking into account the ChoicePoint business, driven by the collections sector, government and growing demand from the insurance, healthcare and energy sectors, whilst revenues from the financial services sector were flat. Including acquisitions and disposals, revenues were up 16% at constant currencies. Law firm activity and corporate and government budgets are increasingly under pressure and this is likely to affect future revenue growth.

ChoicePoint, acquired in September 2008, saw 2008 revenue growth on a stand alone basis of 10% in the insurance business, which contributes over 85% of ChoicePoint's adjusted operating profits. The insurance business, which helps insurance carriers evaluate underwriting risk, was driven by increased transaction activity, reflecting insurance policy churn in the auto and property insurance markets, and by the increasing adoption by carriers of more powerful analytics in the underwriting process. The remaining ChoicePoint businesses saw revenues 6% lower reflecting the effect of the weaker economic environment on demand for pre-employment screening and for identity verification products from the mortgage and financial services sector.

The LexisNexis International business saw underlying revenue growth of 5%, driven by new publishing and the growing penetration of online information services across its markets. Growth was seen in UK legal markets, France and elsewhere in Europe, and in South Africa, although the growth rate was behind the previous year's reflecting the tougher economic environment. Electronic products now account for 46% of International revenues and the business has continued to expand its workflow solutions through organic development and selective acquisition. In April, the Latin American business was sold as it did not offer sufficiently attractive strategic and financial returns. Taking acquisitions and disposals into account, revenues were up 6% at constant currencies.

The adjusted operating margin was up 95 basis points in 2008 compared with 2007, or up 130 basis points on an underlying basis, reflecting organisational consolidation and restructuring. The US Legal business and the Corporate and Public Markets business other than Risk were combined into one organisation early in the year and the US operations consolidated with streamlining of management and operational activities. Outsourcing of non-core activities has also accelerated with the outsourcing of systems engineering and maintenance, data fabrication, software development engineering and other activities. These ongoing programmes together with consolidation within Reed Elsevier of technology operations, procurement and real estate management are keeping costs under firm control.

Operating profit of LexisNexis, including amortisation of acquired intangible assets, exceptional restructuring and acquisition related costs, increased by £4 million to £291 million (a 5% decrease at constant exchange rates), reflecting the increase in adjusted operating profit described above, partially offset by exceptional restructuring costs and increased amortisation charges following the acquisition of ChoicePoint in September 2008.

Reed Exhibitions

Revenue and adjusted operating profits were up 23% and up 32% respectively compared to 2007. At constant exchange rates, revenue and adjusted operating profits were up 9% and 14% respectively, or 11% and 20% on an underlying basis. The growth was driven by the performance of annual shows and new launches together with the cycling in of non-annual shows. Excluding cycling effects, underlying revenue growth was 5%.

Growth was seen across most of the show portfolio, notably at the *ISC West* security show, and *National Hardware* in the US; the *Interclima Interconfort* heating/cooling systems show, and the *Equip' Hotel* catering show in Paris, and the *Pollutec Lyon* environment event; the *Aluminium* show in Germany; the *Mipim* international property show and *Mipcom* in Cannes; and the *London International Book Fair* and *World Travel Market* in London. The downturn in the Spanish residential property sector did however reduce the size of the *SIMA* residential property show in Madrid. The biennial shows cycling in contributed 6% to underlying revenue growth, notably the cycling in of the *Mostra Convegno Expocomfort* show in Milan.

During the year Reed Exhibitions launched 24 new shows including *Photovoltaic Power Generation* event in Tokyo, and acquired nine others, expanding its footprint in the Middle East, Russia, India and China. The sale of the defence shows was completed in May 2008. This will further exaggerate the year on year impact of show cycling in 2009 and beyond with no 'odd' year *DSEi* show to balance the 'even' year benefit of *Mostra Convegno* and other biennial shows.

Reed Exhibitions' performance in 2008 is in part reflective of the more resilient and late cycle nature of the exhibitions business, in comparison to other marketing channels. Exhibitors book hall space well in advance and in a downturn demand tends to concentrate on leading events. The second half saw continued growth overall in annual shows and in cycling events, although some shows were cancelled. The budget pressures on exhibitors and visiting delegates are likely to affect future revenue growth.

The adjusted operating margin showed underlying improvement of 180 basis points reflecting the revenue growth, tight cost control and the effect of the net cycling in at the show contribution level.

Operating profit of Reed Exhibitions, including amortisation of acquired intangible assets, exceptional restructuring and acquisition related costs, increased by £17 million to £123 million (a 1% decrease at constant exchange rates), reflecting the increase in adjusted operating profit described above, partially offset by exceptional restructuring costs.

Reed Business Information

Revenue and adjusted operating profits were up 9% and up 4% respectively compared to 2007. At constant exchange rates, revenue and adjusted operating profits were up 1% and down 4% respectively, or down 1% and down 5% on an underlying basis. The performance reflects the impact on advertising markets of the downturn in global economic conditions, which was particularly felt in the last quarter.

In the UK, underlying revenues were up 1% reflecting growth in online sales, up 12%, which now represent over 50% of RBI UK revenues. For most of the year, overall revenue momentum was encouraging although weakness was seen in sectors such as property and technology. However towards the end of the year, the deteriorating economic environment took its toll most particularly on recruitment advertising across most sectors, with overall underlying revenues year-on-year down 7% in the fourth quarter, compared with 3% growth in the third quarter. Online revenues continued to grow in the fourth quarter despite the weakness in advertising markets. In addition to organic development of its online franchises, RBI UK made a number of small acquisitions to further develop its online services to the energy, aerospace and personnel verticals as well as horizontal lead generation services matching vendors and buyers.

In the US, underlying revenues were 5% lower, with online revenue growth of 9% more than offset by the 9% decline in print revenues despite market share gains. Online revenues now represent nearly 30% of RBI US revenues. The economic slowdown has affected most sectors, including electronics, manufacturing, residential construction, furniture and home furnishings, jewellery and entertainment with *Variety* also impacted by the film and TV screenwriters' strike earlier in the year. Year-on-year revenues were down 11% in the fourth quarter, compared to 3% decline in the third quarter. Reed Construction Data saw growth in data services to the commercial construction industry following investment in online product development, research and sales. Online services were further expanded with the acquisition in February 2008 of Tectonic, a provider of building information modeling for the architectural, engineering and construction industries.

In the Netherlands, underlying revenues were 1% lower, with online revenues up 11% against only a 3% decline in the print business which benefits from a higher proportion of subscription and circulation revenues than in other RBI geographies. Growth was seen in the agriculture, construction and healthcare sectors and in tuition although most other sectors saw revenue declines from weaker advertising markets. Fourth quarter revenues were down 6% against the prior year, with the third quarter down 1%. Online revenues now represent 17% of RBI NL revenues.

The International business (Europe, excluding UK and Netherlands, and Asia Pacific) saw underlying revenue growth of 2% with online revenues up 26%, including strong growth from the *Hotfrog* online directory search business, more than offsetting a 4% decline in print. In Europe, France saw growth from a recovery in training sales, whilst Spain and Italy saw revenues decline with weaker advertising markets particularly in the construction and automotive sectors respectively. Asia Pacific saw 9% underlying revenue growth, reflecting growth in *Hotfrog* sales and in healthcare and construction in Australia. Fourth quarter revenues were flat against the prior year. Online revenues now represent 25% of RBI International revenues.

Adjusted operating margin was 60 basis points lower than in 2007, reflecting the underlying revenue decline, partially mitigated by tight cost management.

The advertising markets served by RBI are significantly impacted by the global economic downturn, with slowing online revenue growth and accelerating print decline. Adjusted operating margins are likely to be affected by the impact on revenue growth.

Operating profit of RBI, including amortisation of acquired intangible assets, exceptional restructuring and acquisition related costs, decreased by £36 million to £55 million (a 45% decrease at constant exchange rates), reflecting the increase in adjusted operating profit described above offset by exceptional restructuring costs.

Results of Operations for the Year Ended December 31, 2007
Compared to the Year Ended December 31, 2006

General — continuing operations

Revenue increased by 2% to £4,584 million. At constant exchange rates, revenue was 6% higher, both including and excluding acquisitions and disposals.

Operating profits of £888 million were up 6%, or 12% at constant exchange rates, compared with £837 million in 2006. Operating profit is stated after amortisation of acquired intangible assets of £221 million (2006: £211 million), acquisition integration costs of £20 million (2006: £23 million) and includes tax charges in respect of joint ventures of £8 million (2006: £10 million). Excluding these items, operating profits would have been up 5% at £1,137 million (2006: £1,081 million), or up 11% at constant exchange rates, and up 10% on an underlying basis. The increase in operating profits at constant exchange rates principally reflects improved underlying performance.

Operating margin, including amortisation of acquired intangible assets and acquisition integration costs, was 19.4% (2006: 18.6%). Excluding amortisation of acquired intangible assets, acquisition integration costs and the equity share of taxes in joint ventures, the margin would have been 24.8%, up 0.8 percentage points compared to 2006, or up 1.0 percentage points on an underlying basis. The cycling out of biennial joint venture exhibitions, which contribute to profit but not to revenues, had a 0.1 percentage point adverse effect on overall margin growth. Currency translation mix and the effect of the science journal currency hedging programme reduced margin by 0.2 percentage points. (The net benefit of the Elsevier science journal hedging programme is lower in 2007 than in 2006 as the effect of the weaker US dollar is incorporated within the three year rolling hedging programme.) For further explanation of the effects of currency translation, see "— Effect of Currency Translation" on pages 31 and 32.

The amortisation charge for acquired intangible assets, including the share of amortisation for joint ventures, of £221 million was up £10 million on the prior year principally as a result of recent acquisitions, partly offset by currency translation effects.

Net finance costs, at £139 million, were £19 million lower than in the prior year due to currency translation effects and the benefit of proceeds from the disposal of Harcourt Education.

Profit before tax was £812 million, compared with £678 million in 2006, an increase of 20%, or 26% at constant exchange rates. The increase in profit before tax principally reflects the increased operating profits and gains on disposals.

The tax credit of £82 million compares with a charge of £86 million in the prior year. The 2007 credit includes the benefit of £223 million in respect of previously unrecognised deferred tax assets and capital losses arising in continuing operations, which are realisable as a result of the gain on disposal of Harcourt Education. The reported tax credit also reflects movements on deferred tax balances arising on unrealised exchange differences on long term interaffiliate lending. These deferred tax movements are recognised in the income statement but are not expected to crystallise in the foreseeable future.

Net profit from discontinued operations comprises the post-tax profit of Harcourt Education of £78 million, compared with £33 million in 2006, the pre-tax gain on the disposal of the Harcourt US Schools business and those Harcourt International businesses completed in the year of £611 million, less taxes on the completed disposals of £380 million (before taking account of the tax credits arising in continuing operations described above).

The profit attributable to shareholders of £1,200 million was up 93%, or 105% at constant exchange rates, compared to £623 million in 2006, reflecting the operating performance of the business and the gain arising on the disposal of Harcourt Education businesses.

Elsevier

Revenue and adjusted operating profits were down 1% and up 3% respectively compared to 2006. At constant exchange rates, revenue and adjusted operating profits were up 4% and 9% respectively, or 6% and 10% on an underlying basis. The adjusted operating margin was 1.1 percentage points higher in 2007 than in 2006, driven by revenue growth and cost efficiency, particularly in production and procurement.

The Science & Technology business saw underlying revenue growth of 6%, or 2% at constant currencies after acquisitions and disposals, reflecting journal subscription renewals at 97% and growing online sales with increasing market penetration. This was driven by ScienceDirect, which saw widening distribution especially in small academic and emerging markets, and from the further launch of electronic books.

In Health Sciences, revenue growth at constant currencies was 6%, both before and after the impact of acquisitions and disposals, driven by growth in the nursing and allied health professional sector, and expanding online solutions in response to a growing need within the healthcare industry for technology enabled information solutions to improve the quality and effectiveness of diagnosis, treatment and care. Growth was partly held back by a flat performance in pharmaceutical advertising markets, with share gains compensating for weaker markets.

In March 2007, Elsevier acquired the full rights to the Beilstein chemical compounds database, previously operated under licence, which is now being integrated with other resources to deliver content and innovative online solutions. In October 2007, Elsevier sold the MDL software services business which no longer fitted with Elsevier's strategy.

Operating profit of Elsevier, including amortisation of acquired intangible assets and acquisition integration costs, increased by £15 million to £410 million (a 10% increase at constant exchange rates), reflecting the 9% increase in adjusted operating profit described above.

LexisNexis

Revenue and adjusted operating profits were up 2% and 7% respectively compared to 2006. At constant exchange rates, revenue and adjusted operating profits were up by 8% and 14% respectively, or 7% and 12% on an underlying basis. The adjusted operating margin was 1.3 percentage points higher reflecting the revenue growth and actions to control costs.

In US Legal Markets, subscription renewals and additional online information and solutions sales, partly held back by fewer large sized discovery cases, drove underlying revenue growth of 5%. New Total Solutions products were introduced throughout the year in the core areas of litigation, client development, practice management, and research. The growth in the Total Solutions markets is being driven through acquisition and organic investment. Acquisitions included Juris and Image Capture Engineering. These businesses are being integrated within Total Litigator to service the majority of electronic discovery needs and are steadily migrating to a subscription model.

In US Corporate and Public Markets underlying revenue growth was 6%, driven by demand in risk management and in processing higher volumes for the US patent and trademark office, partly held back by slower growth in the news and business information business. The Risk Information and Analytics business again saw double-digit revenue growth and further margin expansion driven by market growth combined with our technology and content.

The LexisNexis International business outside the US delivered underlying revenue growth of 8% at constant rates, or 10% including acquisitions, and margins improved. Underlying revenue growth has now been at or around this level for each of the last four years, driven by the growing penetration of online information services across our markets and new publishing. Growth was seen in the UK, France and Southern Africa in particular as well as in emerging markets such as India, Korea, China and Taiwan.

Operating profit of LexisNexis, including amortisation of acquired intangible assets and acquisition integration costs, increased by £23 million to £287 million. This reflects the increase in adjusted operating profit described above.

Reed Exhibitions

Revenue and adjusted operating profits were up 11% and 8% respectively compared to 2006. At constant exchange rates, revenue and adjusted operating profits were up 13% and 10%, or 12% and 6% on an underlying basis. The overall adjusted operating margin was down 0.4 percentage points, with the cycling out of contribution from biennial joint venture exhibitions reducing margin growth by 0.6 percentage points.

Growth was seen across the show portfolio, notably at the Mipim international property show in Cannes and the JCK Jewellery show in Las Vegas. Adjusted operating profits were up 11% at constant currencies, or 8% excluding acquisitions and disposals, held back by the cycling out of the contribution from biennial joint venture shows. Excluding the cycling of shows, underlying revenue growth and adjusted operating profit growth were 10% and 11% respectively. The defence sector part of the business is to be divested.

Operating profit of Reed Exhibitions, including amortisation of acquired intangible assets and acquisition integration costs, increased by £8 million to £106 million. This principally reflects the increase in adjusted operating profit.

Reed Business Information

Revenue and adjusted operating profits were up 1% and 8% respectively compared to 2006. At constant exchange rates, revenue and adjusted operating profits were up 4% and 10%, or 3% and 9% on an underlying basis.

The Reed Business Information magazine and information businesses saw revenues 4% ahead at constant currencies, or 3% before acquisitions and disposals. Continued growth in online services of 20% on an underlying basis compensated for a 2% decline in print as the business migrates online. Online revenues in 2007 contributed 30% of RBI's revenues. Adjusted operating profits were up 10% at constant currencies through continued actions to improve cost efficiency.

In the UK, underlying revenues were up 5% reflecting growth in online sales, up 19% and which in 2007 represented 46% of total RBI UK revenue. Totaljobs, the UK recruitment site, continued its growth with revenues up 35%. In the Netherlands and International, underlying revenue growth was 4% with growth in online products. In the US, RBI underlying revenue was flat, with online revenues growing, offset by the decline in print including discontinued titles. Advertising revenues grew across community sites, up 31%. This reflects increased web traffic as these sites increasingly become a starting point on the web for the communities they serve with their mix of professional content, community interaction and online tools proving attractive for both users and advertisers.

The growth of online sales in RBI was helped by a number of acquisitions, including BuyerZone, an online service for matching vendors and buyers in procurement tendering, acquired in January 2007, and DoubleTrade, an online tendering service, acquired in April 2007.

Operating profit of Reed Business Information, including amortisation of acquired intangible assets and acquisition integration costs, increased by £6 million to £91 million. This principally reflects the increase in adjusted operating profit.

Critical Accounting Policies

Introduction

The accounting policies of the Reed Elsevier combined businesses under IFRS are described in note 2 to the combined financial statements. The most critical accounting policies and estimates used in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgments, relate to the valuation of goodwill and acquired intangible assets, pensions, share based remuneration, financial instruments, taxation and deferred taxation. These critical accounting policies and estimates are discussed further below.

Revenue recognition policies, while an area of management focus, are generally straightforward in application as the timing of product or service delivery and customer acceptance for the various revenue types can be readily determined. Allowances for product returns are deducted from revenue based on historical return rates. Where sales consist of two or more independent components, revenue is recognised on each component as it is completed by performance, based on attribution of relative value. Sales commissions are recognised as an expense on sale, other than in respect of certain subscription products, where sales commissions may be expensed over the period of the subscription.

Pre-publication costs incurred in the creation of content prior to production and publication are deferred and expensed over their estimated useful lives based on sales profiles. Such costs typically comprise direct internal labour costs and externally commissioned editorial and other fees. Estimated useful lives generally do not exceed five years. Annual reviews are carried out to assess the recoverability of carrying amounts.

Development spend encompasses investment in new product and other initiatives, ranging from the building of new online delivery platforms, to launch costs of new services, to building new infrastructure applications. Launch costs and other operating expenses of new products and services are expensed as incurred. The costs of building product applications and infrastructure are capitalised as internally developed intangible assets and amortised over their estimated useful lives. Impairment reviews are carried out at least annually.

The Audit Committees of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc have reviewed the development and selection of critical accounting estimates, and the disclosure of critical accounting policies in this annual report.

Goodwill and acquired intangible assets

We target acquisitions and alliances that accelerate our strategic development and meet our financial criteria. We have spent £2,621 million on acquisitions in the last three years, including the £1.9 billion acquisition in 2008 of ChoicePoint, Inc., a leading provider of risk information and analytics.

Publishing businesses generally have relatively modest requirements for physical property, plant and equipment. The principal assets acquired through acquisitions are intangible assets, such as market related assets (e.g. trademarks, imprints, brands), customer based assets (e.g. subscription bases, customer lists, customer relationships), editorial content, software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development), contract based assets (e.g. other publishing rights, exhibition rights, supply contracts) and goodwill. The total cost of acquired intangible assets other than goodwill as at December 31, 2008 was £6.8 billion, on which accumulated amortisation of £2.7 billion had been charged. The total carrying value of acquired goodwill, which is not amortised, as at December 31, 2008 was £4.9 billion.

Reed Elsevier's accounting policy is that, on acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation of identifiable intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. Acquired intangible assets with indefinite lives are not amortised, while those with definite lives are amortised systematically over their estimated useful lives, subject to annual impairment review. Capitalised goodwill is not amortised and is subject to annual impairment review. Appropriate amortisation periods are selected based on assessments of the longevity of the brands and imprints, the strength and stability of customer relationships, the market positions of the acquired assets and the technological and competitive risks that they face. Certain intangible assets, more particularly in relation to acquired science and medical publishing businesses, have been determined to have indefinite lives. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

At each balance sheet date, or earlier if indicators are present, reviews are carried out of the carrying amounts of acquired intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, estimates are made of the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication that the asset may be impaired.

The recoverable amount is the higher of fair value, less costs to sell, and value in use. Value in use is calculated based on estimated future cash flows, discounted to their present value. Estimated future cash flows are determined by reference to latest budgets and forecasts for the next five years approved by management, after which a long-term perpetuity growth rate is applied. The estimates of future cash flows are consistent with past experience adjusted for management's best estimates of future performance. The key assumptions used in determining the value in use of a business are the pre-tax discount rate, which is based on the Reed Elsevier weighted average cost of capital, adjusted to reflect a risk premium specific to the business, and the perpetuity growth rate which is based on the long-term historic growth rates of the territory where the business operates and the growth prospects for the business sector. Pre-tax discount rates used are 9-11% and perpetuity growth rates used are 3%.

The impairment reviews performed are sensitive to changes in key assumptions, particularly discount rates and profit growth. A sensitivity analysis is performed on the base assumptions to determine whether an impairment charge would result from any possible changes in key assumptions. Disclosures are made where such sensitivities would give rise to impairment.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised immediately in the income statement. Further detail on impairment testing is provided in note 16 to the combined financial statements.

Pensions and other retirement benefits

We operate a number of pension schemes around the world, the most significant of which are defined benefit plans. Pension costs are accounted for in accordance with IAS19 — Employee Benefits. Net pension obligations in respect of defined benefit schemes are included in the balance sheet at the present value of scheme liabilities, less the fair value of scheme assets. Where assets exceed liabilities, any net pension asset is limited to the extent that it is recoverable through reductions in future contributions. The expense of defined benefit pension schemes and other post-retirement benefits is determined using the projected unit credit method and charged to the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of recognised income and expense in the period in which they occur. For defined contribution schemes, the charge to income represents contributions payable.

Accounting for these pension schemes involves judgement about uncertain events, including the life expectancy of the members, salary and pension increases, inflation, the rate of return on scheme assets and the rate at which the future pension payments are discounted. We use estimates for all of these factors in determining the pension cost and obligations recorded in our combined financial statements. Although we believe the estimates are appropriate, differences arising from actual experience or future changes in assumptions may materially affect future pensions charges. In particular, a decline in the market value of pension scheme assets, absent any change in their estimated rate of return, and/or a reduction to discount rates would result in an increase to future pension costs. The market value of investments held by our defined benefit pension schemes as of December 31, 2008 was £2,682 million compared with £3,018 million as of December 31, 2007, reflecting the decline in global equity markets during 2008. These estimates and the sensitivity to them of pension costs and obligations are described in further detail in note 8 to the combined financial statements.

Share based remuneration

The share based remuneration charge is determined based on the fair value of the award at the date of grant, and is spread over the vesting period on a straight line basis, taking account of the number of shares that are expected to vest. The number of awards that will ultimately vest is dependent on the extent to which any performance conditions are met. These conditions are regularly monitored to ensure that appropriate assumptions are used.

The fair value of awards is determined at the date of grant by use of a binomial or Monte Carlo simulation model as appropriate, which require assumptions to be made regarding share price volatility, dividend yield, risk free rate of return and expected option lives. The number of awards that are expected to vest requires assumptions to be made regarding forfeiture rates and the extent to which performance conditions will be met. We use estimates for all of these factors in determining the share based remuneration charge and although we believe the estimates used are appropriate, differences arising from the number of awards that ultimately vest and changes to the assumptions used to determine the fair value of future grants may materially affect future charges to net income.

Financial instruments

The main treasury risks faced by Reed Elsevier include interest rate risk and foreign currency risk. Reed Elsevier's treasury policies to manage the exposures to fluctuations in interest rates and exchange rates, which are set out on pages 34 to 36, include the use of interest rate swaps, forward interest rate agreements, interest rate options and foreign exchange forward contracts. All such derivative financial instruments are required to be carried at fair value on the balance sheet. Changes in fair value are accounted for through the income statement or equity depending on the derivative's designation and effectiveness as a hedging instrument.

Derivative instruments used by Reed Elsevier as fair value hedges are designated as qualifying hedge instruments. Fair value movements in these instruments are recorded in net income and are offset, to the extent that the hedge is effective, by fair value movements to the carrying value of the hedged item, which are also recognised in net income. In addition certain interest rate swaps and forward exchange rate contracts have been designated as qualifying cash flow hedges. Accordingly the fair value of these instruments is recorded in the balance sheet and to the extent that the hedges are effective, fair value movements are recorded in equity until the hedged transaction affects net income. Other than in relation to these interest rate swaps and forward exchange contracts, other derivative instruments, which act as economic hedges, have not been designated as qualifying hedge instruments and accordingly a charge or credit to net income is recorded for changes in the fair value of those instruments. The fair values of the instruments used are determined by reference to quoted market rates.

Taxation and deferred tax

Reed Elsevier operates in over 100 locations worldwide and seeks to organise its affairs in a tax efficient manner, taking account of the jurisdictions in which it operates. A number of acquisitions and disposals have been made in recent years giving rise to complex tax issues requiring management to use its judgment to make various tax determinations. Although we are confident that tax returns have been appropriately compiled, there are risks that further tax may be payable on certain transactions or that the deductibility of certain expenditure for tax purposes may be disallowed. Reed Elsevier's policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise.

Deferred taxation is provided for nearly all differences between the balance sheet amounts of assets and liabilities and their tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that they are considered recoverable based on forecasts of available taxable profits in jurisdictions where such assets have arisen. This assessment of the recoverability of deferred tax assets is judgmental. Forecasts are made of taxable profits, taking into account any unresolved tax risks.

Effect of Currency Translation

The combined financial statements are expressed in sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures in relation to the results reported in sterling are to the US dollar and the euro, reflecting Reed Elsevier's business exposure to the United States and the Euro Zone, its most important markets outside the United Kingdom.

The currency profile of Reed Elsevier's revenue, operating profit and profit before tax from continuing operations for 2008, taking account of the currencies of the interest on its borrowings and cash over that period, is set forth below.

Revenue, operating profit and profit before tax in each currency as a percentage of total revenue, operating profit and profit before tax respectively

	US Dollars	Sterling	Euro	Other	Total
Revenue........................	47%	17%	27%	9%	100%
Operating profit	36%	20%	37%	7%	100%
Profit before tax	12%	22%	55%	11%	100%

Currency differences increased Reed Elsevier's revenue from continuing operations by £429 million in 2008 compared to 2007. Excluding amortisation of acquired intangible assets and goodwill impairment, currency differences would have increased operating profits from continuing operations by £107 million in 2008 compared to 2007. Acquired intangible assets are predominantly denominated in US dollars and, after charging amortisation and goodwill impairment, currency differences increased operating profits from continuing operations by £67 million in 2008 compared to 2007. Borrowings are predominantly denominated in US dollars and, after charging net finance costs, currency differences increased profit before tax from continuing operations by £51 million in 2008 compared to 2007.

To help protect Reed Elsevier PLC's and Reed Elsevier NV's shareholders' equity from the effect of currency movements, Reed Elsevier will, if deemed appropriate, hedge foreign exchange translation exposures by borrowing in those currencies where significant translation exposure exists or by selling forward surplus cash flow into one of the shareholders' currencies. Hedging of foreign exchange translation exposure is undertaken only by the regional centralised treasury departments and under policies agreed by the boards of Reed Elsevier PLC and Reed Elsevier NV. Borrowing in the operational currency of individual businesses provides a structural hedge for the assets in those markets and for the income realised from those assets. The currencies of Reed Elsevier's borrowings, therefore, reflect two key objectives, namely to minimise funding costs and to hedge currencies where it has significant business exposure.

Individual businesses within Reed Elsevier Group plc and ERF are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their operating currencies. Individual businesses are required to hedge their exposures at market rates with the centralised treasury department within ERF. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 20 to the combined financial statements.

Recently Issued Accounting Pronouncements

IFRS8 — Operating Segments (effective for the 2009 financial year). IFRS8 sets out requirements for disclosure of information about an entity's operating segments, its products and services, the geographical areas in which it operates, and its major customers. IFRS8 replaces IAS14 — Segment Reporting. Adoption of this standard is not expected to change significantly the disclosure of information in respect of Reed Elsevier's operating segments.

Amendment to IAS1 — Presentation of Financial Statements (effective for the 2009 financial year). The amendment introduces changes to the way in which movements in equity must be disclosed and requires an entity to disclose separately each component of other comprehensive income not recognised in profit or loss. The amendment also requires disclosure of the amount of income tax relating to each component of other comprehensive income as well as several other minor disclosure amendments. Other than described above this amendment is not expected to significantly change the presentation of the combined financial statements.

Amendment to IFRS2 — Share Based Payment (effective for the 2009 financial year). The amendment clarifies that cancellations of share options, whether by the entity or holder, should be accounted for as an acceleration of the vesting period. The amendment also restricts the definition of a vesting condition to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. The amendment is not expected to significantly impact the measurement, presentation or disclosure of share based remuneration in the combined financial statements.

Amendments to IFRS3 — Business Combinations (effective for the 2010 financial year). The amendments introduce changes that will require future acquisition related costs (including professional fees) to be expensed and adjustments to contingent consideration to be recognised in income and will allow the non-controlling interests to be measured at either fair value or the proportionate share of net identifiable assets.

Amendments to IAS27 — Consolidated and Separate Financial Statements (effective for the 2010 financial year). The amendments introduce changes to the accounting for partial disposals of subsidiaries, associates and joint ventures. Adoption of these amendments is not expected to significantly impact the measurement, presentation or disclosure of future disposals.

Amendment to IAS39 — Financial Instruments: Recognition and Measurement (effective for the 2010 financial year). The amendment clarifies the eligibility of hedge accounting for inflation and hedging with options. Adoption of this amendment is not expected to have a significant impact on the measurement, presentation or disclosure of financial instruments in the combined financial statements.

Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier's accounting policies and reporting.

LIQUIDITY AND CAPITAL RESOURCES — REED ELSEVIER

Cash Flow

Reed Elsevier's net cash generated from continuing operations in 2008 amounted to £1,452 million (2007: £1,218 million; 2006: £1,213 million). Included in these net cash inflows are cash outflows relating to exceptional restructuring and acquisition integration costs charged to operating profit of £99 million (2007: £19 million; 2006: £22 million). Reed Elsevier generates significant cash inflows as its principal businesses do not generally require major fixed or working capital investments. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2008 subscriptions and other revenues in advance totalled £1,375 million (2007: £966 million; 2006: £969 million).

Reed Elsevier's cash outflow on the purchase of property, plant and equipment in 2008 was £57 million (2007: £65 million; 2006: £68 million), while proceeds from the sale of property, plant and equipment amounted to £5 million (2007: £4 million; 2006: £2 million). The cash outflow on internally developed intangible assets in 2008 was £115 million (2007: £80 million; 2006: £99 million), principally relating to investment in software and systems development.

During 2008, Reed Elsevier paid a total of £2,131 million (2007: £319 million; 2006: £171 million) for acquisitions, including £1,931 million to acquire ChoicePoint, after taking account of net cash acquired of £51 million (2007: £11 million; 2006: £7 million) and of which £19 million (2007: £26 million; 2006: £22 million) is deferred to future years. In addition, £30 million (2007: £10 million; 2006: £13 million) of deferred payments were made in respect of acquisitions made in prior years. The acquisition of ChoicePoint was financed by a new $4.35 billion loan facility and other acquisition expenditure was financed by net cash inflow from operating activities, available cash resources and commercial paper borrowings. Proceeds from sale of equity investments and businesses were £8 million (2007: £82 million; 2006: £48 million).

During 2008, Reed Elsevier paid ordinary dividends totalling £418 million to the shareholders of the parent companies (2007: £416 million; 2006: £371 million). In addition, £40 million was spent in buying back Reed Elsevier PLC and Reed Elsevier NV ordinary shares under the share repurchase programme announced in February 2006. A further £54 million (2007: £74 million; 2006: £68 million) was paid by the Reed Elsevier Group plc Employee Benefit Trust to purchase Reed Elsevier PLC and Reed Elsevier NV shares to meet commitments under the Reed Elsevier share option and conditional share schemes. Dividend payments and share repurchases are funded by the operating cash flow of the business after capital spend. A special distribution of £2,013 million was paid in January 2008, funded by the net proceeds of the disposal of Harcourt Education.

Net borrowings, a key indebtedness measure used in assessing Reed Elsevier's financial position, at December 31, 2008 were £5,726 million (2007: £492 million; 2006: £2,314 million), comprising gross borrowings of £6,142 million, less £41 million of related derivative financial instrument assets and cash and cash equivalents of £375 million. The increase of £5,234 million from the prior year end principally reflects the payment of the special distribution to shareholders, the acquisition of ChoicePoint and currency translation effects, together with ordinary dividends paid, share repurchases and acquisition and restructuring spend, partly offset by the operating cash flow from continuing operations, proceeds from the exercise of share options and disposals. Currency translation differences increased net borrowings by £1,281 million, reflecting the impact of the strengthening of the US dollar against sterling on largely US dollar denominated net borrowings.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future.

Contractual Obligations

The contractual obligations of Reed Elsevier relating to debt finance and operating leases at December 31, 2008 analysed by when payments are due, are summarised below.

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
			(in millions)		
Short term debt[(1)(2)]	£ 446	£446	£ —	£ —	£ —
Long term debt (including finance leases)[(2)(3)]	6,919	214	3,883	850	1,972
Operating leases	863	144	238	188	293
Total	£8,228	£804	£4,121	£1,038	£2,265

(1) Short term debt is supported by committed facilities and by centrally managed cash and cash equivalents, and primarily comprises commercial paper. During February 2009, Reed Elsevier cancelled its $3.0 billion committed bank facility down to $2.5 billion and, at the

same time, a new $2.0 billion committed bank facility, forward starting in May 2010 and maturing in May 2012, was put in place. Together, these two back up facilities provide security of funding for $2.5 billion of debt to May 2010 and $2.0 billion of debt from May 2010 to May 2012.

(2) Short and long term debt obligations comprise undiscounted principal and interest cash flows.

(3) In January 2009 term debt of £1,086 million due after five years from December 31, 2008 was issued and used to repay long term debt maturing in one to three years.

Information on retirement benefit obligations is set out in note 8 to the combined financial statements.

Off-Balance Sheet Arrangements

At December 31, 2008 Reed Elsevier had outstanding guarantees in respect of property leases. The maximum amount guaranteed as at December 31, 2008 is £34 million for certain property leases up to 2021, of which an amount of £8 million is held as a provision. These guarantees, which would crystallise in the event that existing lessees default on payment of their lease commitments, are unrelated to the ongoing business.

Save as disclosed above and under contractual obligations, Reed Elsevier has no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on the combined businesses' financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury Policies

The boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies.

Financial instruments are used to finance the Reed Elsevier businesses and to hedge transactions. Reed Elsevier's businesses do not enter into speculative transactions. The main treasury risks faced by Reed Elsevier are liquidity risk, interest rate risk, foreign currency risk and credit risk. The boards of the parent companies agree overall policy guidelines for managing each of these risks and the boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres. These policies are summarised below.

Liquidity

Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The significance of Reed Elsevier Group plc's US operations means that the majority of debt is denominated in US dollars. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Policy was amended in 2008 to provide more flexibility to respond to investor demand and fund at attractive rates and requires that no more than $1.5 billion (formerly $1.0 billion) of term debt issues should mature in any 12-month period. In addition, minimum levels of borrowings with maturities over three and five years are specified, depending on the level of net debt.

From time to time, Reed Elsevier may repurchase outstanding debt in the open market depending on market conditions. No such purchases were made in 2008.

In March 2008, Reed Elsevier signed a new $4,350 million committed loan facility with a syndicate of banks to finance its acquisition of ChoicePoint, Inc., subsequently cancelled down to $4,207 million in July 2008, comprising $2,032 million maturing in March 2010 (Tranche A) and $2,175 million maturing in March 2011 (Tranche B). The full $4,207 million was drawn down on completion of the acquisition in September 2008. Following the successful issue of $1,500 million of term debt in the US market and a €50 million term debt issue in January 2009, Reed Elsevier used the proceeds to reduce Tranche A to $470 million. Of the $1,500 million of the term debt, $550 million of five year notes will pay a coupon of 7.75% and mature on January 15, 2014, and $950 million of ten year notes will pay a coupon of 8.625% and mature on January 15, 2019.

During October 2008, following the turbulence in the banking and credit markets, there was uncertainty in demand for commercial paper. Whilst Reed Elsevier continued to access the US commercial paper market throughout the period, the uncertainty in demand for euro commercial paper was mitigated by drawing down under existing bank back up facilities for one month in an amount of $461 million in aggregate. These back up facility borrowings were repaid in November as investor demand for euro commercial paper returned.

At December 31, 2008 gross borrowings after fair value adjustments amounted to £6,142 million and the fair value of related derivative assets was £41 million. Cash and cash equivalents totalled £375 million, of which £345 million was held with banks rated A+ or higher by Standard and Poor's, Moody's, or Fitch.

At December 31, 2008, in addition to the fully drawn ChoicePoint facility, Reed Elsevier had access to $3.0 billion (2007: $3.0 billion) of committed bank facilities, of which $38 million was drawn. These facilities principally provide back up for short term debt as well as security of funding for future acquisition spend. These committed facilities expire in May 2010.

During February 2009, Reed Elsevier cancelled this $3.0 billion facility down to $2.5 billion and, at the same time, a new $2.0 billion committed bank facility, forward starting in May 2010 and maturing in May 2012, was put in place. Together, these two back up facilities provide security of funding for $2.5 billion of debt to May 2010 and $2.0 billion of debt from May 2010 to May 2012.

After taking account of the maturity of committed bank facilities that back short term borrowing and after utilising available cash resources at December 31, 2008, no borrowings mature in the next twelve months, 31% of borrowings mature in the second year, 33% of borrowings mature in the third year,12% in the fourth and fifth years,16% in the sixth to tenth years, and 8% beyond the tenth year. Allowing for the $1.6 billion term debt issued in January and the $2.0 billion forward start facility, no borrowings mature in the next two years, 21% of borrowings mature in the third year, 36% in the fourth and fifth years, 23% in the sixth to tenth years, and 20% beyond the tenth year.

Interest Rate Exposure Management

Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of net interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and a range of interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

At December 31, 2008, after taking account of interest rate and currency derivatives, US$7.0 billion of Reed Elsevier's net debt was denominated in US dollars and net interest expense was fixed or capped on approximately US$4.2 billion of forecast US dollar net debt for the next 12 months. In January 2009 a further US$1.5 billion of fixed rate US dollar debt was issued, replacing floating rate US dollar debt, and increasing the amount of US dollar debt on which net interest expense is fixed or capped to approximately US$5.7 billion. This fixed or capped net debt reduces to approximately US$3.8 billion by the end of 2011 and reduces further thereafter with all but US$0.7 billion of fixed rate term debt (not swapped back to floating rate) having matured by the end of 2019.

At December 31, 2008, fixed rate US dollar term debt (not swapped back to floating rate) amounted to US$2.2 billion (2007: US$1.2 billion) and had a weighted average life remaining of 9.5 years (2007: 8.1 years) and a weighted average interest rate of 5.4% (2007: 5.9%). After the issuance of a further US$1.5 billion of US dollar term debt in January 2009, fixed rate US dollar term debt (not swapped back to floating rate) amounted to US$3.7 billion and had a weighted average life remaining of 9.0 years and a weighted average interest rate of 6.6%. Interest rate derivatives in place at December 31, 2008, which fix or cap the interest cost on an additional US$1.6 billion (2007: US$1.1 billion) of variable rate US dollar debt, have a weighted average maturity of 1.8 years (2007: 1.1 years) and a weighted average interest rate of 4.6% (2007: 4.8%).

Foreign Currency Exposure Management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier science and medical subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts.

As at December 31, 2008 the amount of outstanding foreign exchange cover designated against future transactions was $1.6 billion (2007: $1.4 billion).

Credit risk

Reed Elsevier seeks to limit interest rate and foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. Reed Elsevier also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A by Standard and Poor's, Moody's or Fitch.

Capital Management

The capital structure is managed to support Reed Elsevier's objective of maximising long-term shareholder value through ready access to debt and capital markets, cost effective borrowing and flexibility to fund business and acquisition opportunities whilst maintaining appropriate leverage to optimise the cost of capital.

Over the long term Reed Elsevier targets cash flow conversion (the proportion of adjusted operating profits converted into cash) and credit metrics to reflect this aim and that are consistent with a solid investment grade credit rating. Levels of net debt should not exceed those consistent with such a rating other than for relatively short periods of time, for instance following an acquisition. The principal metrics utilised are free cash flow (after interest, tax and dividends) to net debt, net debt to EBITDA (earnings before interest, taxation, depreciation and amortisation) and EBITDA to net interest. Cash flow conversion of 90% or higher and a net debt to EBITDA target, over the long term, in the range of 2x to 3x are consistent with the rating target.

Reed Elsevier's use of cash reflects these objectives through a progressive dividend policy, selective acquisitions, and, from time to time when conditions suggest, share repurchases, whilst retaining the balance sheet strength to maintain access to the most cost effective sources of borrowing and to support Reed Elsevier's strategic ambition in evolving publishing and information markets.

The balance of long term debt, short term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation of the business and the uncertain size and timing of acquisition spend.

OPERATING RESULTS — REED ELSEVIER PLC AND REED ELSEVIER NV

The following discussion is based on the financial statements of Reed Elsevier PLC and Reed Elsevier NV for the three years ended December 31, 2008. The results of Reed Elsevier PLC reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC's 5.8% interest in Reed Elsevier NV. Both parent companies equity account for their respective share in the Reed Elsevier combined businesses.

Results of Operations for the Year Ended December 31, 2008
Compared to the Year Ended December 31, 2007

The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 22.1p and €0.44 respectively in 2008, compared to 49.7p and €1.10 in 2007. The decline principally reflects that 2007 included the gain on disposal of Harcourt Education businesses and prior year tax credits. The earnings per share reflect the interests of the respective shareholders of Reed Elsevier PLC and Reed Elsevier NV in the results of the continuing and discontinued operations of the combined businesses.

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation — as defined in the Reed Elsevier merger agreement — is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

Dividends declared in the year, in amounts per ordinary share, comprise: a 2007 final dividend of 13.6p and 2008 interim dividend of 5.3p giving a total of 18.9p (2007: 16.3p) for Reed Elsevier PLC; and a 2007 final dividend of €0.311 and 2008 interim dividend of €0.114 giving a total of €0.425 (2007: €0.418) for Reed Elsevier NV.

The board of Reed Elsevier PLC has proposed a 2008 final dividend of 15.0p, giving a total dividend of 20.3p in respect of the financial year, up 12% on 2007. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a 2008 final dividend of €0.290, which results in a total dividend of €0.404 in respect of the financial year, down 5% on 2007. The difference in growth rates in the equalised dividends reflects the significant strengthening of the euro against sterling between dividend announcement dates.

On January 18, 2008 a special distribution was paid to shareholders in the equalisation ration from the estimated net proceeds of the sale of the Harcourt Education division. The distribution was 82.0p per share for Reed Elsevier PLC and €1.767 per share for Reed Elsevier NV and amounted to £2,013 million in aggregate.

The special distribution was accompanied by a consolidation of the ordinary share capital of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares. This represented a 13.4% consolidation of ordinary share capital, being the aggregate special distribution expressed as a percentage of the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distribution.

For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be January 18, 2008, being the date on which the special distribution was paid.

Shares repurchased in the year totalled 3.2 million ordinary shares of Reed Elsevier PLC and 2.1 million ordinary shares of Reed Elsevier NV.

Results of Operations for the Year Ended December 31, 2007
Compared to the Year Ended December 31, 2006

The earnings per share of Reed Elsevier PLC and Reed Elsevier NV were 49.7p and €1.10 respectively in 2007, compared to 25.6p and €0.59 in 2006. The earnings per share reflect the interests of the respective shareholders of Reed Elsevier PLC and Reed Elsevier NV in the results of the continuing and discontinued operations of the combined businesses.

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation — as defined in the Reed Elsevier merger agreement — is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

Dividends declared in the year, in amounts per ordinary share, comprise: a 2006 final dividend of 11.8p and 2007 interim dividend of 4.5p giving a total of 16.3p (2006: 14.8p) for Reed Elsevier PLC; and a 2006 final dividend of €0.304 and 2007 interim dividend of €0.114 giving a total of €0.418 (2006: €0.369) for Reed Elsevier NV.

The board of Reed Elsevier PLC has proposed a 2007 final dividend of 13.6p, giving a total dividend of 18.1p in respect of the financial year, up 14% on 2006. The boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a 2007 final dividend of €0.311, which results in a total dividend of €0.425 in respect of the financial year, up 5% on 2006. The difference in dividend growth rates reflects the movement in the euro:sterling exchange rate between dividend announcement dates.

Shares repurchased in the year under the annual share repurchase plan announced in February 2006 totalled 15.2 million ordinary shares of Reed Elsevier PLC and 11.9 million ordinary shares of Reed Elsevier NV. Taking into account the associated financing cost, these share repurchases are estimated to have added 0.2% to earnings per share in 2007.

TREND INFORMATION

Trends, uncertainties and events which can affect the revenue, operating profit and liquidity and capital resources of the Reed Elsevier combined businesses include the usage, penetration and customer renewal of our print and electronic products, the migration of print and CD products to online services, investment in new products and services, cost control and the impact of our cost reduction programmes on operational efficiency, the levels of academic library funding, the impact of economic conditions on corporate budgets and the level of advertising demand and regulatory and legislative developments.

Trends, uncertainties and events which could have a material impact on Reed Elsevier's revenue, operating profit and liquidity and capital resources are discussed in further detail in "Item 3: Key Information — Risk Factors"; "Item 4: Information on Reed Elsevier"; and "Item 5: Operating and Financial Review and Prospects — Operating Results Reed Elsevier — Liquidity and Capital Resources — Reed Elsevier; Operating Results — Reed Elsevier PLC and Reed Elsevier NV".

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The directors of each of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV at February 18, 2009 were:

Name (Age)	Reed Elsevier PLC	Reed Elsevier NV	Reed Elsevier Group plc	Elsevier Reed Finance BV
Mark Armour (54)	Executive Director and Chief Financial Officer	Member of the Executive Board and Chief Financial Officer	Executive Director and Chief Financial Officer	Member of the Supervisory Board
Jacques Billy (38)	—	—	—	Member of the Management Board
Dien de Boer-Kruyt (64)	—	Member of the Supervisory Board[4]	—	Member of the Supervisory Board
Rudolf van den Brink (61)	—	—	—	Chairman of the Supervisory Board
Sir Crispin Davis (59)	Executive Director and Chief Executive Officer[3]	Chairman of the Executive Board and Chief Executive Officer[3]	Executive Director and Chief Executive Officer	—
Mark Elliott (59)	Non-executive Director[3][4]	Member of the Supervisory Board[3][4]	Non-executive Director[2]	—
Erik Engstrom (45)	Executive Director	Member of the Executive Board	Executive Director	—
Jan Hommen (65)	Non-executive Chairman[3][4]	Chairman of the Supervisory Board[3][®][4]	Non-executive Chairman[2]	—
Lisa Hook (51).	Non-executive Director[1][4]	Member of the Supervisory Board[1][4]	Non-executive Director[1]	—
Gerben de Jong (64)	—	—	—	Member of the Management Board
Robert Polet (53)	Non-executive Director[4]	Member of the Supervisory Board[4]	Non-executive Director[2]	—
Andrew Prozes (63).	Executive Director	Member of the Executive Board	Executive Director	—
David Reid (62)	Non-executive Director[1][3][4][5]	Member of the Supervisory Board[1][3][4][5]	Non-executive Director[1][2][5]	—
Lord Sharman (66)	Non-executive Director[1][3][4]	Member of the Supervisory Board[1][3][4]	Non-executive Director[1]	—
Ian Smith (55)	Executive Director and Chief Executive Officer designate	—[6]	Executive Director and Chief Executive Officer designate	—

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(1) Member of the Audit Committees of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc.

(2) Member of the Remuneration Committee of the board of Reed Elsevier Group plc.

(3) Member of the joint Nominations Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.

(4) Member of the joint Corporate Governance Committee of the boards of Reed Elsevier PLC and Reed Elsevier NV.

(5) Senior independent non-executive director, as defined by The Combined Code: Principles of Good Governance and Code of Best Practice in the United Kingdom.

(6) Will be proposed for appointment to the Executive Board of Reed Elsevier NV at the 2009 Annual General Meeting and, upon appointment, will become Chairman of the Executive Board, replacing Sir Crispin Davis who has announced his retirement.

A person described as a non-executive director of Reed Elsevier PLC or Reed Elsevier Group plc or a member of the Supervisory Board of Reed Elsevier NV is a director not employed by such company in an executive capacity.

Mark Armour was appointed Chief Financial Officer of Reed Elsevier Group plc and Reed Elsevier PLC in 1996, and of Reed Elsevier NV in April 1999. Appointed a member of the Supervisory Board of Elsevier Reed Finance BV in December 1998. Prior to joining Reed Elsevier as Deputy Chief Financial Officer in 1995, was a partner in Price Waterhouse.

Jacques Billy was appointed a member of the Management Board of Elsevier Reed Finance BV in February 2002. He is Managing Director of Elsevier Finance SA, having joined that company as Finance Manager in 1999.

Dien de Boer-Kruyt was appointed a member of the Supervisory Board of Reed Elsevier NV and of Elsevier Reed Finance BV in 2000. A member of the Supervisory Boards of Sara Lee International (a subsidiary of Sara Lee Corporation), Imtech NV and Allianz Nederland Group NV. Member of the Supervisory Board of the National Registry of non-executive directors and director of the leadership programmes Call and Ravel, for leaders in business, government and universities.

Rudolf van den Brink was appointed Chairman of the Supervisory Board of Elsevier Reed Finance BV in January 2006. A former member of the Managing Board of ABN AMRO Bank NV and of the Advisory Board of Deloitte & Touche. A member of the supervisory board of Akzo Nobel NV.

Sir Crispin Davis was appointed Chief Executive Officer of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV in September 1999 and will retire from Reed Elsevier on March 19, 2009. Knighted in 2004 for his services to the information industry. Non-executive director of GlaxoSmithKline plc and a member of the International Advisory Board, Citigroup. Prior to joining Reed Elsevier, was Chief Executive Officer of Aegis Group plc. From 1990 to 1993 was a member of the main board at Guinness plc, and Group Managing Director of United Distillers. Spent over 20 years at Procter and Gamble where he held senior positions in the UK and Germany, before heading up the North American Food Business.

Mark Elliott was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. Non-executive director of G4S plc. Until his retirement in April 2008, was General Manager IBM Global Solutions, having held a number of positions with IBM, including Managing Director of IBM Europe, Middle East and Africa. Served on the board of IBAX, a hospital software company jointly owned by IBM and Baxter Healthcare, and as chairman of the Dean's Advisory council of the Kelly School of Business, Indiana University.

Erik Engstrom is Chief Executive Officer of the Elsevier division. He joined Reed Elsevier in August 2004, when he was also appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC. Appointed to the board of Reed Elsevier NV in April 2005. Prior to joining Reed Elsevier, was a partner at General Atlantic Partners. Before that was president and chief operating officer of Random House. Began his career as a consultant with McKinsey. Served as a non-executive director of Eniro AB.

Jan Hommen was appointed non-executive Chairman of Reed Elsevier PLC and Reed Elsevier Group plc, and Chairman of the Supervisory Board of Reed Elsevier NV in April 2005. Chairman of the Supervisory Board of ING Group NV (and CEO designate), Academisch Ziekenhuis Maastricht and TiasNimbas Business School of Tilburg University. A member of the Supervisory Board of TNT NV (until April 2009) and of Royal Friesland Campina NV. Was vice-chairman of the board of management and chief financial officer of Royal Philips Electronics NV until his retirement in 2005. Will retire in April 2009.

Lisa Hook was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2006. President and Chief Operating Officer of NeuStar Inc. A director of The Ocean Foundation. Was President and Chief Executive Officer of Sun Rocket, Inc. Before that was President of AOL Broadband, Premium and Developer Services. Prior to joining AOL, was a founding partner at Brera Capital Partners LLC. Previously was Chief Operating Officer of Time Warner Telecom. Has served as Senior Advisor to the Federal Communications Commission Chairman and as Senior Counsel to Viacom Cable.

Gerben de Jong was appointed a member of the Management Board of Elsevier Reed Finance BV in December 2007. Previously held senior finance positions in Royal Philips Electronics NV Group.

Robert Polet was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2007. President and Chief Executive Officer of Gucci Group. Before that spent 26 years at Unilever working in a variety of marketing and senior executive positions throughout the world including President of Unilever's Worldwide Ice Cream and Frozen Foods division.

Andrew Prozes is Chief Executive Officer of the LexisNexis division. Appointed a director of Reed Elsevier Group plc and Reed Elsevier PLC in July 2000 and director of Reed Elsevier NV in April 2001. Non-executive director of Cott Corporation. Prior to joining Reed Elsevier was an Executive Vice President with the West Group, part of Thomson Reuters, and prior to that was Group President of Southam Inc.

David Reid was appointed a non-executive director of Reed Elsevier Group plc, Reed Elsevier PLC and a member of the Supervisory Board of Reed Elsevier NV in April 2003. Non-executive Chairman of Tesco plc, having previously been executive deputy chairman until December 2003, and finance director from 1985 to 1997. Chairman of Kwik-Fit and previously a non-executive director of De Vere plc, Legal & General plc and Westbury plc.

Lord Sharman was appointed a non-executive director of Reed Elsevier Group plc and Reed Elsevier PLC in January 2002, and a member of the Supervisory Board of Reed Elsevier NV in April 2002. Non-executive chairman of Aviva plc and a non-executive director of BG Group plc. Member of the House of Lords since 1999. Joined KPMG in 1966 where he was elected

UK Senior Partner in 1994 and also joined both the International and Executive Committees of KPMG. Between 1997 and 1999 he was Chairman of KPMG Worldwide.

Ian Smith was appointed Chief Executive Officer designate and a director of Reed Elsevier PLC and Reed Elsevier Group plc on January 1, 2009. A non-executive director of Galiform plc and a panel member of the UK Royal Mail Review Board. Was Chief Executive Officer of Taylor Woodrow plc from January 2007 until July 2007 when it merged with Wimpey plc. Prior to that was Chief Executive Officer of the General Healthcare Group since 2004, having previously been Chief Executive Officer Europe for Exel, Group Commercial Director of Ocean Group plc and prior to that, Managing Director of Monitor Company Europe, a strategy consulting firm.

SENIOR MANAGEMENT

The executive officers of Reed Elsevier Group plc, other than directors, at February 18, 2009 were:

Julian Ashworth: Chief Strategy Officer. A member of the Reed Elsevier management committee. Appointed to the position on November 17, 2008, succeeding Nick Baker. He joined Reed Elsevier August 17, 2006.

Stephen Cowden: General Counsel and Company Secretary of Reed Elsevier PLC and Reed Elsevier Group plc. A UK lawyer. Joined Reed Elsevier in 2000 as General Counsel, and was appointed Company Secretary of Reed Elsevier Group plc and Reed Elsevier PLC in 2001. Prior to joining Reed Elsevier, was Group Company Secretary of Glaxo Wellcome plc.

Ian Fraser: Group HR Director. A member of the Reed Elsevier management committee. Joined Reed Elsevier in 2005. Prior to joining Reed Elsevier, he was Human Resources Director at BHP Billiton plc and, before that, held senior positions in human resources at Charter plc and Woolworths plc.

Mark Popolano: Chief Technology Officer. A member of the Reed Elsevier management committee. Joined Reed Elsevier in March 2007. Prior to joining Reed Elsevier, he was Corporate Senior Vice President and Global Chief Information Officer of AIG Inc.

Jans van der Woude: Company Secretary and Legal Counsel of Reed Elsevier NV. A Dutch lawyer. She joined Reed Elsevier NV on January 1, 2009, succeeding Erik Ekker who retired June 30, 2008. Prior to joining Reed Elsevier she held the positions of Corporate Legal Director at TNT NV, General Counsel at Getronics NV and latterly Legal Adviser to Corporate Express NV.

COMPENSATION

REMUNERATION COMMITTEE

Remuneration Committee Terms of Reference and Constitution

The Remuneration Committee ("the Committee") is responsible for:

- setting the remuneration in all its forms, and the terms of the service contracts and all other terms and conditions of employment of directors of Reed Elsevier Group plc appointed to any executive office of employment;

- advising the Chief Executive Officer on the remuneration of members of the Management Committee (other than executive directors) of Reed Elsevier Group plc and of the Company Secretary;

- providing advice to the Chief Executive Officer, as required, on major policy issues affecting the remuneration of executives at a senior level below the board; and

- establishing and amending the rules of all share-based incentive plans for approval by shareholders.

A copy of the terms of reference of the Committee can be found on the Reed Elsevier website www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

Throughout 2008, the Committee consisted of independent non-executive directors as defined by the UK Combined Code on Corporate Governance and the Dutch Corporate Governance Code, and the Chairman of Reed Elsevier. Mark Elliott is the Chairman of the Committee. The other members of the Committee are Jan Hommen and Robert Polet. The Company Secretary, Steve Cowden, also attends the meetings in his capacity as secretary to the Committee. At the invitation of the Committee Chairman, the Chief Executive Officer attends appropriate parts of the meetings.

Ian Fraser (Group HR director) and Philip Wills (Director, Group Compensation and Benefits) provided material advice to the Committee during the year.

Towers Perrin acted as external advisors to the Committee throughout 2008 and also provided market data and data analysis. Towers Perrin also provide actuarial and other human resources consultancy services directly to some Reed Elsevier companies.

Remuneration philosophy and policy

The context for Reed Elsevier's remuneration policy and practices is set by the needs of a group of global business divisions, each of which operates internationally by line of business. Furthermore, Reed Elsevier's market listings in London and Amsterdam combined with the majority of its employees being based in the US provides a particular set of challenges in the design and operation of remuneration policy.

Our remuneration philosophy

Reed Elsevier's guiding remuneration philosophy for senior executives is based on the following precepts:

• Performance-related compensation; this is underpinned by Reed Elsevier's demanding performance standards.

• Creation of shareholder value; this is at the heart of our corporate strategy and is vital to meeting our investors' goals.

• Competitive remuneration opportunity; this helps Reed Elsevier attract and retain the best executive talent from anywhere in the world.

• Balanced mix of remuneration; between fixed and variable elements, and short and long term performance.

• Aligning the interests of executive directors with shareholders.

Our remuneration policy

In line with this guiding philosophy our remuneration policy is described below.

• Reed Elsevier aims to provide a total remuneration package that is able to attract and retain the best executive talent from anywhere in the world, at an appropriate level of cost.

• In reaching decisions on executive remuneration, the Committee takes into account the remuneration arrangements and levels of increase applicable to senior management and Reed Elsevier employees generally.

• The Committee considers environmental, social and governance matters in making its decisions on remuneration policy, practice and setting performance targets, and seeks to ensure that incentives are consistent with the appropriate management of risk.

• Total remuneration of senior executives will be competitive with that of executives in similar positions in comparable companies, which includes global sector peers and companies of similar scale and international complexity.

• Competitiveness is assessed in terms of total remuneration (i.e. salary, short and long term incentives and benefits).

• The intention is to provide total remuneration that reflects sustained individual and business performance; i.e. median performance will be rewarded by total remuneration that is positioned around the median of relevant market data and upper quartile performance by upper quartile total remuneration.

• The Committee will consider all available discretion to claw back any payouts made on the basis of materially misstated data. With effect from 2009, the rules of all incentive plans have been amended to provide for specific provisions in this regard.

How the performance measures in incentives link to our business strategy

The Committee believes that the main driver of long term shareholder value is sustained growth in profitability. The primary measure of profitability that is used throughout the business is growth in adjusted earnings per share at constant currencies (Adjusted EPS). This performance measure has therefore been adopted as the key driver of performance in our longer term incentives.

In our Annual Incentive Plan, we reward operational excellence by focusing on the financial measures of revenue, profit and cash generation. In addition, a significant portion of the annual bonus is dependent on performance against a set of key performance objectives (KPOs), including returns metrics appropriate for each business. These are focused on the delivery of our strategic priorities which create the essential platform for sustainable growth. These priorities align with Reed Elsevier's strategic imperatives.

In our Long Term Incentive Plan we also use Total Shareholder Return ("TSR") relative to a focused industry peer group. This measure is designed to reflect more directly the returns that we deliver to shareholders via a combination of share price appreciation and dividends. Significant shareholding requirements are a condition of participation in the LTIP program and of vesting the awards. This performance measure increases alignment of interest between our senior executives and our shareholders.

The balance between fixed and performance related pay

At target performance around 70% of each executive director's remuneration package is performance-related. The fixed pay element is 30% (salary 20%; pension and other benefits 10%) and the variable pay element of 70% is made up of 20% annual incentives and 50% long-term incentives.

Our approach to market positioning and benchmarking

The market competitiveness of total remuneration (i.e. salary, short and long term incentives and benefits) is assessed against a range of relevant comparator groups as follows:

- Global peers in the media sector which includes those companies in our TSR comparator group set out on page 48.

- UK listed companies of similar size and international scope (excluding those in the financial services sector).

- US listed companies of similar size and international scope (excluding those in the financial services sector).

- Companies listed in the Netherlands of similar size and international scope.

The competitiveness of our remuneration packages is assessed by the Committee as part of the annual review cycle for pay and performance, in line with the process set out below.

- First, the overall competitiveness of the remuneration packages is assessed in terms of total remuneration.

- The appropriate positioning of an individual's total remuneration against the market is determined based on the Committee's judgement of individual performance and potential.

- The Committee then considers market data and benchmarks for the different elements of the package including salary, total annual cash and total remuneration.

- If it is determined that a competitive gap exists in total remuneration terms, the Committee believes that this should be addressed via a review of performance linked compensation elements in the first instance.

- Benefits, including medical and retirement benefits, are positioned to reflect local country practice.

The total remuneration package

Each element of the remuneration package is designed to achieve specific objectives, as described in the table below. The combination of elements creates a unified and balanced reward mix. The value of the reward package is only maximised through the integrated delivery of short and longer term performance. Reward for the delivery of business results is connected with reward for value flowing to shareholders. The incentive arrangements are structured in such a way that reward cannot be maximised through inappropriate short term risk-taking.

The key elements of the reward package for executive directors are summarised below:

Element	Purpose	Performance period	Performance measure
Salary	Positions the role and individual appropriately within the relevant market for executive talent	Not applicable	Reflects the sustained value of an executive's skills, experience and contribution compared with the relevant talent market
Annual Incentive Plan (AIP)	Provides focus on the delivery of annual financial targets/budgets Motivates the achievement of annual strategic milestones that create a platform for future performance	One year	Annual targets for: revenue, profit, cash flow conversion rate and ley performance objectives
Bonus Investment Plan (BIP)	Encourages personal investment in and ongoing holding of Reed Elsevier shares promoting greater alignment with shareholders Supports the retention of key talent	Three years	Vesting subject to achievement of Adjusted EPS hurdle, retention of personal investment in Reed Elsevier securities and continued employment There is no retesting of the performance condition

Element	Purpose	Performance period	Performance measure
Executive Share Option Scheme (ESOS)	Provides focus on longer term share price growth Rewards sustained delivery and quality of earnings growth	Three years	On grant — Adjusted EPS growth over the three-year performance period prior to grant and individual performance On vesting — Adjusted EPS growth over the three-year performance period post grant There is no retesting of the performance condition
Long Term Incentive Plan (LTIP)	Drives value creation via the delivery of sustained earnings growth and superior returns for shareholders	Three years	Vesting subject to Adjusted EPS growth and Total Shareholder Return measured relative to industry peers There is no retesting of the performance conditions
Retirement benefits	Positioned to ensure broad competitiveness with local country practice	Not applicable	Terms and vesting are specific to individual with reference to relevant country practice

Salary

Salary reflects the role and the sustained value of the individual in terms of skills, experience and contribution in the context of the relevant market. Salaries are reviewed annually in the context of the competitiveness of total remuneration. Any increases typically take effect on January 1.

Notwithstanding Reed Elsevier's strong performance during 2008 and positive outlook for 2009, in view of the wider economic climate, the Committee decided not to increase the salaries for executive directors with effect from January 1, 2009.

During 2008 Erik Engstrom's remuneration package was returned to a US dollar base. His previous dollar-denominated annualised base salary as at January 1, 2007 of $1,146,600 was increased by 4%, representing the salary increase that took effect on January 1, 2008 whilst his salary was denominated in sterling.

Reed Elsevier uses the same factors to determine the levels of increase across all employee populations globally: i.e. relevant pay market, skills, experience and contribution. Reed Elsevier operates across many diverse countries in terms of their remuneration structures and practices. Any increases awarded to different employee groups in different geographies reflect this diversity and range of practices. No salary increases are being awarded across the senior management population for 2009, except for promotions or where significant market adjustments are required.

Annual Incentive Plan (AIP)

The Annual Incentive Plan provides focus on the delivery of the financial targets set out in the annual budget. It further motivates the achievement of strategic annual goals and milestones that create a platform for future performance.

How the AIP works

For 2009, directors have a target bonus opportunity of 100% of salary (unchanged from 2008) that is weighted as follows across the four elements:

Measure	Weighting
— Revenue	30%
— Profit*	30%
— Cash Flow Conversion Rate	10%
— Key Performance Objectives (KPOs)	30%

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*   The Profit measure for the Reed Elsevier CEO and CFO is Adjusted Profit After Tax for the Reed Elsevier combined businesses. The profit measure for Divisional CEOs is Adjusted Operating Profit for their respective divisions.

The target bonus opportunity for the financial measures is payable for the achievement of highly stretching financial targets, set in line with the annual budget for the relevant business. The four elements are measured separately, such that there could be a payout on one element and not on others.

The KPOs are individual to each executive director. Each director is set up to six KPOs to reflect critical business priorities for which they are accountable. For 2009, the KPOs for executive directors will include returns metrics, reinforcing the importance placed by the Board on investment returns. Against each objective, a number of measurable 'milestone targets' are set for the year. All financial targets and KPOs are approved by the Committee at the beginning of the year.

For 2009, payment against each financial performance measure will only commence if a threshold of 97.5% of target is achieved (unchanged from 2008). A maximum bonus of 150% of salary can be earned (unchanged from 2008) for substantial out-performance against the demanding annual budget targets and for the achievement of agreed KPOs to an exceptional standard.

AIP Payments for 2008

The 2008 financial results were strong. At constant exchange rates, revenue growth in continuing operations was +7% (or 4% higher underlying, i.e. before acquisitions and disposals); underlying margins improved by 110 basis points; and adjusted operating profits were up 12% (or 9% underlying). Return on capital, increasing for the fifth successive year to 12.1% post tax, and conversion of adjusted operating profit into cash at 102% underpinned the quality of the earnings growth achieved.

At divisional level, Elsevier, LexisNexis and Reed Exhibitions all showed underlying revenue growth and double-digit growth in adjusted operating profit (at constant currencies). Reed Business Information held up well for most of the year, but was impacted by deteriorating advertising markets in the final quarter.

The financial performance was accompanied by very solid performances by individual directors against their key performance objectives. The only significant shortfall was in respect of the failure to divest Reed Business Information, which was largely due to the poor credit markets and the deteriorating economic environment. Achievements included the acquisition and well-advanced integration of ChoicePoint and progress in refinancing the acquisition facility; innovation in new products and services to match the growing demand for online information and workflow solutions; the delivery of major restructuring programmes across the businesses and corporate functions, and the further development of business sectors targeted for strategic growth.

Overall, in the context of the highly challenging financial targets set for 2008, this resulted in bonuses for directors below the on-target level.

Bonus Investment Plan (BIP)

The Bonus Investment Plan encourages personal investment and ongoing shareholding in Reed Elsevier shares to develop greater alignment with shareholders.

How the BIP works

Executive directors and other designated key senior executives may invest up to half of their cash bonus received under the AIP in Reed Elsevier PLC or Reed Elsevier NV securities. Subject to continued employment and their retaining these investment shares during a three-year performance period, participants will be awarded an equivalent number of matching shares.

The vesting of the matching shares is subject to the achievement of a performance condition. For the 2008 and 2009 matching awards this has been increased to at least 8% (from 6% in 2007 and 2006) per annum compound growth in Adjusted EPS over the three-year performance period. In the event of a change of control, the vesting of the matching shares is subject to the discretion of the Committee.

Executive Share Option Scheme (ESOS)

The Executive Share Option Scheme is designed to provide focus on longer term share price growth and reward the sustained delivery and quality of earnings growth.

How the ESOS works

Annual grants of options are made over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price on the date of grant. The size of the total grant pool available for all participants is determined by the compound annual growth in Adjusted

EPS over the three years prior to grant. The maximum target grant pool for all participants is defined with reference to share usage during the base year as follows:

Adjusted EPS Growth per annum 2008 & 2009 ESOS grants	Target Grant Pool
Less than 8%	50%
8% or more	75%
10% or more	100%
12% or more	125%
14% or more	150%

ESOS awards granted in 2006 and 2007 were subject to a pre-grant performance condition relating to the target grant pool of 6% to 12% compound Adjusted EPS growth per annum respectively.

ESOS awards made to executive directors are subject to an annual individual maximum of three times salary. The awards to individual directors are subject to the following three performance criteria:

Test 1	On grant	The size of the Target Grant Pool determined as above.
Test 2	On grant	Individual performance prior to grant.
Test 3	On vesting	Compound Adjusted EPS growth during the three years following grant of at least 8% per annum (6% p.a. for 2006 and 2007 ESOS awards). There is no retesting of the performance condition.

Options are exercisable between three and ten years from the date of grant (except for defined categories of approved leavers). In the event of a change of control, the performance test applied under the ESOS for executive directors will be based on an assessment by the Committee of progress against the targets at the time the change of control occurs.

Long Term Incentive Plan (LTIP)

The LTIP rewards the creation of value via the delivery of sustained earnings growth and superior returns for shareholders.

How the LTIP works

The LTIP works as follows:

- Award of a target number of shares

- Performance is measured over a three-year performance period

- Vesting depends on compound growth in Adjusted EPS

- Relative TSR performance can increase or decrease the target award

- Number of shares vesting plus accrued notional dividends determined by performance achieved

Executive directors are eligible to receive an annual award of performance shares with a target value of around 135% of salary. The vesting of the award is subject to performance against two measures: Adjusted EPS growth and relative TSR performance over the same three-year performance period. The awards are subject to meeting shareholding requirements and to the executive agreeing to be bound by strict non-compete provisions.

LTIP performance measures

EPS measure

No payout is made under the LTIP unless Reed Elsevier achieves compound Adjusted EPS growth of at least 10% per annum (at least 8% for 2006 and 2007 LTIP). This is irrespective of the associated TSR performance.

Maximum vesting (under the EPS component) is achieved for compound growth of 14% per annum or higher (12% or higher for 2006 and 2007 LTIP).

TSR measure

The award earned under the EPS component may be increased or decreased by TSR performance measured against a group of industry peers over three years:

- If TSR performance is below median, this will reduce the target award.

- The maximum uplift to the target award will be applied if TSR performance places Reed Elsevier at or above the upper quartile of the comparator group.

LTIP Vesting Schedule for 2008 and 2009 awards

The combined effect of the two performance measures is shown in the following table, which sets out the potential payment as a percentage of the initial target award:

| | TSR Ranking | | | |
Adjusted EPS growth p.a.	Below median	Median	62.5th percentile	Upper quartile and above
Below 10%	0%	0%	0%	0%
10%	28%	35%	42%	49%
12%	80%	100%	120%	140%
14% and above	108%	135%	162%	189%

The EPS performance condition for LTIP awards granted in 2006 and 2007 ranges from 8% to 12% p.a. Adjusted EPS growth.

The TSR comparator group is made up of global industry peers. The comparators applicable to the outstanding LTIP awards and the 2009 award are set out below.

TRS comparators*

	2009 Award	2008 Award	2007 Award	2006 Award
ChoicePoint		✔	✔	✔
DMGT	✔	✔	✔	✔
Dow Jones			✔	✔
Dun & Bradstreet	✔	✔	✔	✔
Emap		✔	✔	✔
Experian	✔			
Fair Issac	✔	✔	✔	✔
Informa	✔	✔	✔	✔
John Wiley & Sons	✔	✔	✔	✔
Lagardere Groupe	✔	✔	✔	✔
McGraw-Hill	✔	✔	✔	✔
Pearson	✔	✔	✔	✔
Reuters Group			✔	✔
Taylor Nelson Sofres		✔	✔	✔
The Thomson Corporation			✔	✔
Thomson Reuters	✔	✔		
United Business Media	✔	✔	✔	✔
VNU				✔
Wolters Kluwer	✔	✔	✔	✔
WPP Group	✔	✔	✔	✔

* Reflects the composition of the comparator group as at the date of grant.

The Committee considers the above performance conditions to be tougher than normal UK practice because the TSR element can enhance the reward to participants if, but only if, the Adjusted EPS test has first been achieved, as explained above.

The Committee has full discretion to reduce or cancel awards granted to participants based on its assessment as to whether the Adjusted EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital employed and any significant changes in currency and inflation, as well as individual performance.

To the extent that the underlying shares vest, notional dividends are paid out as a cash bonus at the end of the three-year performance period.

Operation of the LTIP

Numerous mergers and acquisitions have impacted the comparator group companies during the performance cycle. The Committee applies a fair and consistent basis to determine the relative TSR performance of each company for these purposes. Companies which are taken over within six months after the start of a performance period are excluded from the comparator group. For those that are subject to a transaction more than six months into a performance period, any transaction-related share price premium is eliminated and the TSR prior to the transaction is indexed forward using the daily average share price movement for the remaining companies in the peer group.

The averaging period applied for TSR measurement purposes is six months prior to the start of the financial year in which the award is made and the final six months of the third financial year of the performance period.

The TSR of each comparator company is calculated in the currency of its primary listing.

Reed Elsevier's TSR is taken as a simple average of the TSR of Reed Elsevier PLC and Reed Elsevier NV.

In the event of a change of control, the performance test applied under the LTIP will be based on an assessment by the Committee of progress against the Adjusted EPS and TSR targets at the time the change of control occurs (subject to any rollover that may apply).

LTIP shareholding requirement

The shareholding requirement for the Reed Elsevier Chief Executive Officer is three times salary and for the other executive directors two times salary. Executive directors have five years to build up their shareholding to the required level. The shareholding requirement must be met in order to vest the designated LTIP awards and once met, is a condition of ongoing participation in the LTIP.

Details of directors' shareholdings as at December 31, 2008 are set out on page 69. As at December 31, 2008, those directors who were granted an LTIP award in 2006 and who are subject to ongoing shareholding requirements, well exceeded their requirement in order to vest this award on February 27, 2009.

Treatment of the special distribution for share-based incentives

In January 2008 a special distribution was paid on ordinary shares in Reed Elsevier PLC and Reed Elsevier NV.

The special distribution was not attributed to any unvested share-based awards nor to any vested share options that had been granted under the incentive plans. None of these awards was therefore adjusted as a result of the consolidation of share capital in January 2008.

Other employee share plans

UK-based executive directors are eligible to participate in the HMRC approved all-employee UK Savings-Related Share Option Scheme (SAYE). US-based directors are eligible to participate in the all-employee US-based Employee Stock Investment Plan (EMSIP). Under the EMSIP, employees are able to purchase Reed Elsevier PLC and Reed Elsevier NV securities at the prevailing market price, with commissions and charges being met by Reed Elsevier.

Dilution

The estimated dilution over a ten-year period from outstanding awards over Reed Elsevier PLC shares under all share-based plans was 7.4% of the Reed Elsevier PLC share capital at December 31, 2008. The estimated dilution over the same period in respect of outstanding awards over Reed Elsevier NV shares was 7.6% of the Reed Elsevier NV share capital at December 31, 2008. These estimates reflect the impact of the share consolidation which took place in January 2008.

Retirement benefits policy

The Committee reviews policy retirement benefit provisions in the context of the total remuneration for each executive director, bearing in mind his age and service and against the background of evolving legislation and practice in Reed Elsevier's major countries of operation. Base salary is the only pensionable element of remuneration.

Sir Crispin Davis is provided with a UK defined benefit pension arrangement targeting a pension of 45% of salary at his retirement age of 60. Mark Armour and Erik Engstrom are provided with UK defined benefit pension arrangements under which they accrue a pension of 1/30th of salary for every year of service (up to a maximum of two thirds of salary). The pension is provided through a combination of:

- the main UK Reed Elsevier Pension Scheme for salary restricted to a cap, determined annually on the same basis as the pre-April 2006 Inland Revenue earnings cap, and

- Reed Elsevier's unfunded unapproved pension arrangement for salary above the cap.

Prior to November 1, 2007, Erik Engstrom was not a member of any company pension scheme and Reed Elsevier made annual contributions of 19.5% of his salary to his personal pension plan. From November 1, 2007 contributions to his designated retirement account ceased and he became a member of the UK defined benefit pension arrangement.

In respect of Ian Smith, Reed Elsevier pays him a cash allowance in lieu of pension equal to 30% of base salary per annum.

Gerard van de Aast was a member of the UK defined benefit pension arrangement until the termination of his employment on December 31, 2008. On the termination date his period of pensionable service was increased by eight months, reflecting his mitigated notice period.

Andrew Prozes, a US-based director, is provided with a mixed arrangement of defined benefit and defined contribution. In accordance with US legislation, he has no defined retirement age. On July 17, 2007 he became vested in an annual pension of US$300,000. His basic pension continues to accrue at a rate of $42,857 per annum for each completed year of service between July 17, 2007 and February 1, 2011. In addition Andrew Prozes will be entitled to receive an enhancement to his annual pension unless he resigns or if his employment is terminated by Reed Elsevier for cause prior to February 1, 2011. Any such enhancement will be equal to $3,720.93 times the number of completed calendar months between July 1, 2007 and the date of termination or, if earlier, February 1, 2011. For these purposes, his termination date shall be deemed to be 12 months after he ceases employment.

Patrick Tierney retired on January 30, 2008 and became fully vested in his pension in November 2007. The pension is reduced by the value of any other retirement benefits payable by Reed Elsevier or any former employer (other than those attributable to employee contributions).

The pension arrangements for all directors (UK and non-UK) include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and a spouse's and/or dependants' pension on death.

The increase in the transfer value of the directors' pensions, after deduction of contributions, is shown in the table below. Transfer values for the UK directors have been calculated in accordance with the guidance note GN11 published by the UK Institute of Actuaries and Faculty of Actuaries. The transfer values at December 31, 2008 have been calculated using the transfer value basis adopted by the trustees from October 1, 2008.

The transfer value in respect of individual directors represents a liability in respect of directors' pensions entitlement, and is not an amount paid or payable to the director.

Transfer values of accrued pension benefits

	Age December 31, 2008	Director's contributions £	Transfer value of accrued pension December 31, 2007 £	Transfer value of accrued pension December 31, 2008 £	Increase in transfer value during the year (net of director's contributions)*** £	Accrued annual pension December 31, 2008 £	Increase in accrued annual pension during the year £	Increase in accrued annual pension during the year (net of inflation) £	Transfer value at December 31, 2008 of increase in accrued pension during the year (net of inflation and director's contributions) £
Gerard van de Aast*	51	5,820	1,379,993	2,352,882	967,069	170,943	40,385	35,163	478,166
Mark Armour.....	54	5,820	3,466,035	4,358,939	887,084	284,535	30,613	20,470	307,772
Sir Crispin Davis ..	59	5,820	9,416,905	9,609,144	186,419	519,601	73,514	55,670	1,023,707
Erik Engstrom** ..	45	5,820	28,306	271,227	237,101	24,415	21,054	20,919	226,568
Andrew Prozes....	62	—	2,498,231	3,059,120	560,889	231,184	47,302	47,302	625,913
Patrick Tierney....	63	—	3,095,761	3,020,215	(75,546)	237,838	—	—	—

  * On January 1, 2009 he started to draw his pension of £137,894 p.a.

  ** Based on a sterling salary which at January 1, 2008 was £627,612.

*** For UK directors, includes changes in the calculation basis of transfer values adopted by the scheme trustees from October 1, 2008.

Service contracts

Executive directors are employed under service contracts that provide for a maximum of one year's notice. The contracts neither specify a pre-determined level of severance payment nor contain specific provisions in respect of change in control.

The Committee believes that as a general rule, notice periods should be twelve months and that the directors should, subject to practice within their base country, be required to mitigate their damages in the event of termination. The Committee will, however, note local market conditions so as to ensure that the terms offered are appropriate to attract and retain top executives operating in global businesses.

The service contracts for executive directors (and for approximately 100 other senior executives) contain the following three provisions:

- non-compete provisions which prevent them from working with specified competitors, from recruiting Reed Elsevier employees and from soliciting Reed Elsevier customers for a period of 12 months after leaving employment;

- in the event of their resigning, they will immediately lose all rights to any outstanding awards under the LTIP, ESOS and BIP granted from 2004 onwards including any vested but unexercised options; and

- in the event that they were to join a specified competitor within 12 months of termination, any gains made in the six months prior to termination on the vesting or exercise of an LTIP, ESOS and BIP award made from 2004 onwards shall be repayable.

Each of the executive directors has a service contract, as summarised below:

	Contract Date	Expiry date (subject to notice period)	Notice period	Subject to:
G J A van de Aast[(i)]	November 15, 2000	Ended December 31, 2008	—	English law
M H Armour[(i)]	October 7, 1996	July 29, 2014	12 months	English law
Sir Crispin Davis[(i)]	July 19, 1999	March 19, 2009	12 months	English law
E Engstrom[(i)]	June 25, 2004	June 14, 2025	12 months	English law
A Prozes[(ii)]	July 5, 2000	Indefinite	12 months' salary payable for termination without cause	New York law
I Smith[(i)]	November 3, 2008	January 22, 2019	12 months	English law
P Tierney[(ii)]	November 19, 2002	Retired January 30, 2008	—	New York law

(i)   Employed by Reed Elsevier Group plc

(ii) Employed by Reed Elsevier Inc.

Gerard van de Aast's severance arrangements

Gerard van de Aast's position as CEO of Reed Business ceased to exist with effect from December 15, 2008 and his employment ended on December 31, 2008. He received the following compensation on termination:

- a gross cash sum of £391,000, equal to eight months' annual base salary, representing a mitigated payment in respect of his notice period (this payment was made in January 2009); and

- an augmentation of his accrued benefit under the UK defined benefit pension arrangement by an amount that reflects the crediting of his pensionable service by eight months (also reflecting mitigation).

His share-based awards were treated in accordance with the rules of the respective plans and his LTIP shareholding requirement ceased on termination.

Sir Crispin Davis' retirement arrangements

The Committee determined that the following terms shall apply in respect of Sir Crispin Davis' retirement in March 2009:

- he will continue to be eligible for a pro rata 2009 annual bonus under the AIP. Any bonus due will be paid in the first quarter of 2010 and will be subject to performance in the same way as the bonuses payable to the other executive directors;

- as is standard practice for retirements early in the year, he did not receive 2009 grants under ESOS and LTIP and will not participate in the 2009 BIP;

- no termination payments are due since he will be retiring;

- all unvested share-based awards will be treated in accordance with the rules of the plans, and outstanding options will be exercisable for three-and-a-half years from retirement; and

- his LTIP shareholding requirement will cease on retirement.

Ian Smith's remuneration arrangements

Ian Smith's base salary on his recruitment on January 1, 2009 was £900,000. He has an on target annual bonus opportunity under AIP of 100% of base salary for 2009 and will be eligible to participate in BIP in 2010 up to a maximum of 50% of his earned annual bonus for 2009.

Ian Smith is eligible to participate in ESOS and received a grant of an option over shares with a market value on the date of grant of 100% of his base salary on February 19, 2009. In addition, he is eligible for a target grant under the 2009-11 cycle of the LTIP with a market value on the date of grant of 135% of base salary. Ian Smith is subject to a shareholding requirement of three times salary to be built up over five years.

The Company will pay a cash allowance in lieu of pension equal to 30% of his base salary. His other benefits are a company car, private medical insurance, disability and life assurance.

Under the terms of his contract, Ian Smith was eligible for an award of performance shares with a market value equal to 90% of his base salary. The grant was made on February 19, 2009 on terms equivalent to the 2008 LTIP awards made to other executive directors (described on pages 47 to 49), including the same vesting date, vesting schedule, performance conditions (subject to such adjustments as the Committee considers appropriate) and entitlement to notional dividends.

Any shares to which Ian Smith becomes entitled when the award vests, subject to performance, in early 2011 will be satisfied out of existing ordinary shares only. The award will not be pensionable.

The Committee considered the grant of this performance share award to have been essential to secure Ian Smith's services, and was satisfied that the award was appropriate and would align his interests with those of shareholders. As this was a special arrangement to facilitate, in unusual circumstances, Ian Smith's recruitment, shareholder approval was not required by virtue of 9.4.2(2)R of the UK Listing Rules.

External appointments policy

The Committee believes that the experience gained by allowing executive directors to serve as non-executive directors on the boards of other organisations is of benefit to Reed Elsevier. Accordingly, executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies (of which only one may be to the board of a major company) and they may retain remuneration arising from such appointments.

- Gerard van de Aast is a non-executive director of OCE NV and received a fee of €44,723 (£35,494) during 2008 (€37,216 (£25,490) during 2007).

- Sir Crispin Davis is a non-executive director of GlaxoSmithKline plc and received a fee of £86,250 during 2008 (£70,000 during 2007).

- Andrew Prozes is a non-executive director of the Cott Corporation and received a fee of $153,790 (£83,130) during 2008 ($62,270 (£31,135) during 2007).

NON-EXECUTIVE DIRECTORS

Policy on non-executive directors' fees

Reed Elsevier seeks to recruit non-executive directors with the experience to contribute to the boards of a dual-listed global business and with a balance of personal skills that will make a major contribution to the boards and their committee structures. With the exception of Dien de Boer-Kruyt, who serves only on the Supervisory Board of Reed Elsevier NV, non-executive directors, including the Chairman, are appointed to the boards of Reed Elsevier Group plc, Reed Elsevier PLC and the Supervisory Board of Reed Elsevier NV. Non-executive directors' fees reflect the directors' membership of the three boards.

The primary source for comparative market data is the practice of FTSE50 companies, although reference is also made to AEX and US listed companies.

Non-executive directors, including the Chairman, serve under letters of appointment, do not have contracts of service and are not entitled to notice of, or payments following, retirement from the board.

Fee levels

Non-executive directors receive an annual fee in respect of their memberships of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The fee paid to Dien de Boer-Kruyt, who serves only on the Supervisory Board of Reed Elsevier NV, reflects her time commitment to that company and to other companies within the Reed Elsevier combined businesses. Non-executive directors are reimbursed for expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provision, share options or other forms of benefit. Fees may be reviewed annually, although in practice they have changed on a less frequent basis.

Following a review in 2007, new fee levels for the non-executive directors took effect from January 1, 2008. The Chairman indicated that his fee should remain unchanged and therefore it remained at €350,000 per annum for 2008. The chairmanship of the Audit and Remuneration Committees attracts an additional fee of £15,000/€20,000. The Reed Elsevier Chairman chairs the Nominations Committee and does not receive a separate fee for his role as chairman of that committee.

The non-executive directors' donation matching programme was discontinued on December 31, 2007.

Directors' emoluments and fees

(a) Aggregate emoluments

The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:

	2008	2007
	(In thousands)	
Salaries and fees	£4,360	£4,566
Benefits	115	117
Annual performance-related bonuses	5,547	4,073
Pension contributions	51	131
Pension in respect of former directors	429	203
Total	£10,502	£9,090

Patrick Tierney retired on January 30, 2008 and did not receive any compensation payments for loss of office. Gerard van de Aast's employment ended on December 31, 2008 under the arrangements described on page 51. No loans, advances or guarantees have been provided on behalf of any director.

Details of long-term share-based incentives which vested and were exercised by the directors over shares in Reed Elsevier PLC and Reed Elsevier NV during the year are shown on pages 58 to 63. The aggregate notional pre-tax gain made by the directors from such incentives during the year was £1,857,517 (2007: £15,031,942). In relation to Patrick Tierney and Gerard van de Aast this reflects the vesting of shares during 2008 up to their respective termination dates.

(b) Individual emoluments of executive directors

	2008				2007
	Salary	**Benefits**	**Bonus**	**Total**	**Total**
G J A van de Aast	£585,996	£17,792	£344,273	£948,061	£1,164,923
M H Armour	613,440	21,381	558,230	1,193,051	1,275,903
Sir Crispin Davis	1,181,100	29,246	1,074,801	2,285,147	2,431,236
E Engstrom	629,026*	22,949	667,643	1,319,618	1,188,691
A Prozes	656,854	18,278	513,988	1,189,120	1,133,202
P Tierney (until January 30, 2008)	52,706	5,372	2,387,649**	2,445,727	972,643
Total	£3,719,122	£115,018	£5,546,584	£9,380,724	£8,166,598

---

* This reflects the pro-rating of his sterling salary to the end of November 2008 and one month of his US dollar denominated salary for December 2008.

** As disclosed in the 2007 Annual Report on Form 20-F filed with the SEC on March 20, 2008, in connection with Patrick Tierney's agreement to defer his planned retirement in early 2007 in order to manage and oversee the sale of Harcourt Education and the successful completion of the Harcourt Education sale in January 2008, the Committee awarded Patrick Tierney a sale bonus of $2,917,150 calculated by reference to the excess of the sale proceeds over a predetermined target figure and a payment of $1,500,000 under the terms of his retention bonus in recognition of his outstanding management contribution to the Harcourt Education performance in meeting financial targets during the extended sale period.

Benefits principally comprise the provision of a company car or car allowance, health and disability insurance.

Andrew Prozes, together with certain other senior US-based executives and managers, participates in a bonus deferral plan that affords participants the ability to defer payment of all or part of the annual incentive bonuses otherwise payable to them, provided that such deferral is elected before the amount of such bonus is determined. Prior to his retirement, Patrick Tierney also participated in this plan.

Deferral can be for a stated term or until termination of employment. The deferred funds are credited with income based on the performance of specified reference investment funds or indices. Deferred funds may be drawn at any time subject to a 10% forfeiture, or without forfeiture in the event of severe financial hardship resulting from illness or accident to the participant or a beneficiary, loss of principal residence due to casualty or other circumstances beyond the control of the participant determined to constitute severe financial hardship by the Remuneration Committee that administers the plan.

Patrick Tierncy was the highest paid director in 2008. In respect of 2008 up to the date of his retirement, he made no notional pre-tax gains on the vesting of share-based incentives and did not exercise any options (2007: £3,085,160).

(c) Individual fees of non-executive directors

	2008 £	2007 £
G J de Boer-Kruyt	38,095	23,151
M W Elliott	70,000	48,500
J Hommen	277,778	239,726
L Hook	55,000	45,000
R Polet (from April 17, 2007)	55,000	31,785
D E Reid	55,000	45,000
Lord Sharman	70,000	52,000
R W H Stomberg (until April 23, 2008)	19,841	48,630
C J A van Lede (until April 18, 2007)	—	11,130
S Zelnick (until December 7, 2007)	—	45,000
Total	640,714	589,922

Compensation of executive officers

The aggregate compensation paid to those who were executive officers (other than directors) of Reed Elsevier Group plc during 2008 as a group, for services in such capacities for the year ended December 31, 2008 was £2,584,514 which included contributions made to the pension plans in respect of such officers of £35,148.

BOARD PRACTICES

REED ELSEVIER

The boards of directors of Reed Elsevier PLC and Reed Elsevier NV manage their respective shareholdings in Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. Subject to shareholders of Reed Elsevier PLC and Reed Elsevier NV re-electing retiring directors and to shareholders of Reed Elsevier NV electing Ian Smith at their respective Annual General Meetings in 2009, all the directors of Reed Elsevier Group plc will also be directors of Reed Elsevier PLC and of Reed Elsevier NV. For a complete description of the board membership positions and executive officer positions within Reed Elsevier, see "— Directors" and "Senior Management" on pages 40 and 42. Details of the Audit Committees of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV are given under "Item 15: Controls and Procedures" and details of the Remuneration Committee are given under "— Remuneration Committee'' on page 42.

REED ELSEVIER GROUP PLC

The Reed Elsevier Group plc board currently consists of five executive directors and six independent non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier Group plc board, prior to appointment to the Reed Elsevier Group plc board.

Decisions of the board of directors of Reed Elsevier Group plc require a simple majority, and the quorum required for meetings of the board of Reed Elsevier Group plc is any two directors.

The Reed Elsevier Group plc board has established the following committees:

— Audit — comprising three independent non-executive directors

— Remuneration — comprising three independent non-executive directors

Arrangements established at the time of the merger of Reed Elsevier PLC's and Reed Elsevier NV's businesses provide that, if any person (together with persons acting in concert with him) acquires shares, or control of the voting rights attaching to shares, carrying more than 50% of the votes ordinarily exercisable at a general meeting of Reed Elsevier PLC or Reed Elsevier NV and has not made a comparable takeover offer for the other party, the other party may by notice suspend or modify the operation of certain provisions of the merger arrangements, such as (i) the right of the party in which control has been acquired (the "Acquired Party") to appoint or remove directors of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc and (ii) the Standstill Obligations (defined below) in relation to the Acquired Party. Such a notice will cease to apply if the person acquiring control makes a comparable offer for all the equity securities of the other within a specified period or if the person (and persons acting in concert with him) ceases to have control of the other.

In the event of a change of control of one parent company and not the other (where there has been no comparable offer for the other), the parent company which has not suffered the change in control will effectively have the sole right to remove and appoint directors of Reed Elsevier Group plc. Also, a director removed from the board of a parent company which has suffered a change in control will not have to resign from the board of the other parent company or Reed Elsevier Group plc.

The Articles of Association of Reed Elsevier Group plc contain certain restrictions on the transfer of shares in Reed Elsevier Group plc. In addition, pursuant to arrangements established at the time of the merger, neither Reed Elsevier PLC nor Reed Elsevier NV may acquire or dispose of any interest in the share capital of the other or otherwise take any action to acquire the other without the prior approval of the other (the "Standstill Obligations"). The Panel on Takeovers and Mergers in the United Kingdom (the "Panel") has stated that in the event of a change of statutory control of either Reed Elsevier PLC or Reed Elsevier NV, the person or persons acquiring such control will be required to make an offer to acquire the share capital of Reed Elsevier Group plc (but not Elsevier Reed Finance BV) held by the other, in accordance with the requirements of the City Code on Take-overs and Mergers in the United Kingdom. This requirement would not apply if the person acquiring statutory control of either Reed Elsevier PLC or Reed Elsevier NV made an offer for the other on terms which are considered by the Panel to be appropriate.

REED ELSEVIER PLC

The Reed Elsevier PLC board currently consists of five executive directors and six independent non-executive directors. A person may only be appointed or proposed or recommended for appointment to the board if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier PLC board, prior to the appointment to the Reed Elsevier PLC board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on the Reed Elsevier website, www.reedelsevier.com. The information on our website is not incorporated by reference into this report. The joint Nominations Committee currently comprises four non-executive directors, all of whom are independent, plus the Chief Executive Officer.

Notwithstanding the provisions outlined above in relation to the appointment to the board, Reed Elsevier PLC shareholders retain their rights under Reed Elsevier PLC's Articles of Association to appoint directors to the Reed Elsevier PLC board by ordinary resolution. Reed Elsevier PLC shareholders may also, by ordinary resolution, remove a director from the board of Reed Elsevier PLC, and in such circumstances that director will also be required to be removed or resign from the boards of Reed Elsevier NV and Reed Elsevier Group plc (except in circumstances where there has been a change of control of Reed Elsevier PLC and not Reed Elsevier NV).

The Reed Elsevier PLC board has also established the following committees:

— Audit — comprising three independent non-executive directors; and

— Corporate Governance — a joint committee of Reed Elsevier PLC and Reed Elsevier NV, comprising all non-executive directors and members of the supervisory board of each company, all of whom are independent.

Each director on the Reed Elsevier PLC board is required to retire by rotation at least every three years, and are able then to make themselves available for re-election by shareholders at the Annual General Meeting.

REED ELSEVIER NV

Reed Elsevier NV has a two-tier board structure currently comprising four executive directors (the "Executive Board") and seven independent non-executive directors (the "Supervisory Board" and, together with the Executive Board, the "Combined Board"). A person may only be appointed or proposed or recommended for appointment to the boards if that person has been nominated for that appointment by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV. Persons nominated by the joint Nominations Committee will be required to be approved by the Reed Elsevier NV combined board prior to appointment to the Reed Elsevier NV Executive or Supervisory Board and by Reed Elsevier NV shareholders. The joint Nominations Committee comprises five members of the Supervisory Board, all of whom are independent, plus the Chief Executive Officer.

Notwithstanding the provisions outlined above in relation to the appointment to the board, Reed Elsevier NV shareholders retain their rights under Reed Elsevier NV's Articles of Association to appoint directors to the Reed Elsevier NV boards by ordinary resolution if such appointment has been proposed by the Reed Elsevier NV Combined Board and, if such appointment has not, by an ordinary resolution of shareholders requiring a majority of at least two-thirds of the votes cast if less than one half of Reed Elsevier NV's issued share capital is represented.

Reed Elsevier NV shareholders may also, by ordinary resolution, remove a director from the board of Reed Elsevier NV, and in such circumstances that director will also be required to be removed or resign from the boards of Reed Elsevier PLC and Reed Elsevier Group plc (except in circumstances where there has been a change of control of Reed Elsevier NV and not Reed Elsevier PLC).

The Reed Elsevier NV Supervisory Board has also established the following committees:

— Audit — comprising three independent members of the Reed Elsevier NV Supervisory Board; and

— Corporate Governance — a joint committee of Reed Elsevier NV and Reed Elsevier PLC, comprising all members of the Supervisory Board and non-executive directors of each company, all of whom are independent.

Each director on the Reed Elsevier NV Executive and Supervisory Boards is required to retire by rotation at least every three years, and is able then to make themselves available for re-election by shareholders at the Annual General Meeting.

ELSEVIER REED FINANCE BV

Elsevier Reed Finance BV has a two-tier board structure comprising a Management Board, consisting of two members, and a Supervisory Board, consisting of three non-executive directors. The members of the Management Board and of the Supervisory Board are appointed by the shareholders of Elsevier Reed Finance BV. The Articles of Association of Elsevier Reed Finance BV provide that certain material resolutions of the Management Board will require the approval of the Supervisory Board. At a meeting of the Supervisory Board valid resolutions can be taken with a simple majority if the majority of the members are present or represented. Pursuant to the Articles of Association of Elsevier Reed Finance BV, there are specific provisions governing the appointment and dismissal of managing directors and members of the Supervisory Board during periods when a notice of suspension as mentioned in the governing agreement between Reed Elsevier PLC and Reed Elsevier NV is in force. These provisions intend to neutralise the influence of a party which has acquired control over either Reed Elsevier PLC or Reed Elsevier NV without having also acquired control in the other.

EMPLOYEES

The average number of employees in continuing operations in the year ended December 31, 2008, was 32,800 (2007: 31,600; 2006: 31,500). Approximately 5,400 were located in the UK (2007: 5,400; 2006: 5,300); 16,600 in North America (2007: 15,600; 2006: 15,600); 2,400 in the Netherlands (2007: 2,400; 2006: 2,500); 4,700 in the rest of Europe (2007: 4,600; 2006: 4,600); and 3,700 in the rest of the world (2007: 3,600; 2006: 3,500). The average number of employees in the business segments in the year ended December 31, 2008 was 7,200 in Elsevier (2007: 7,200 2006: 7,300); 13,800 in LexisNexis (2007: 13,400; 2006: 13,700); 2,700 in Reed Exhibitions (2007: 2,600; 2006: 2,400); 8,300 in Reed Business Information (2007: 8,100; 2006: 7,900); and 800 in corporate/shared functions (2007: 300; 2006: 200). At December 31, 2008 the number of employees was approximately 34,800, which comprised 7,200 in Elsevier; 15,900 in LexisNexis; 2,700 in Reed Exhibitions; 8,200 in Reed Business Information; and 800 in corporate/shared functions.

The average number of employees employed by discontinued operations in the year ended December 31, 2008 was 100 (2007: 4,300; 2006: 5,300). At December 31, 2008 the number of employees employed by discontinued operations was nil.

The board of Reed Elsevier Group plc is fully committed to the concept of employee involvement and participation, and encourages each of its businesses to formulate its own tailor-made approach with the co-operation of employees. Reed Elsevier is an equal opportunity employer, and recruits and promotes employees on the basis of suitability for the job. Appropriate training and development opportunities are available to all employees. A code of ethics and business conduct applicable to employees within Reed Elsevier has been adopted throughout its businesses.

Share-based awards in Reed Elsevier PLC and Reed Elsevier NV

Details of vested and unvested options and unvested restricted shares and restricted shares vested during the year held by directors in Reed Elsevier PLC and Reed Elsevier NV as at December 31, 2008 are shown in the tables in this section. For disclosure purposes, any PLC and NV ADRs awarded to directors under the BIP have been converted into ordinary share equivalents. The market price on award for BIP and LTIP, gains on the exercise of options and any notional gains on vesting are based on the middle market price of the respective security.

Gerard van de Aast

Gerard van de Aast ceased to be a director on December 15, 2008. The tables below reflect the position as at December 31, 2008 when his employment ended.

Options	Year of grant	Option over:	No. of options held on Jan 1, 2008	No. of options ganted during 2008	Option price	No. of options exercised during 2008	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on Dec 31, 2008	Unvested options vesting on:	Options exercisable until:
ESOS	2000	PLC ord	50,940		£6.380				50,940		Dec 1, 2010
		NV ord	35,866		€14.87				35,866		Dec 1, 2010
	2001	PLC ord	49,317		£6.590				49,317		Dec 31, 2010
		NV ord	35,148		€14.75				35,148		Dec 31, 2010
	2002	PLC ord	58,000		£6.000				58,000		Dec 31, 2010
		NV ord	40,699		€13.94				40,699		Dec 31, 2010
	2004	PLC ord	124,956		£4.872				124,956		Dec 31, 2010
		NV ord	85,805		€10.57				85,805		Dec 31, 2010
	2005	PLC ord	120,900		£5.335				120,900		Dec 31, 2010
		NV ord	82,478		€11.31				82,478		Dec 31, 2010
	2006	PLC ord	127,662		£5.305				127,662		Dec 31, 2010
		NV ord	85,775		€11.47				85,775		Dec 31, 2010
	2007*	PLC ord	122,536		£6.445				81,690		Dec 31, 2010
		NV ord	80,928		€14.51				53,952		Dec 31, 2010
	2008*	PLC ord		134,000	£6.275				44,666		Dec 31, 2010
		NV ord		89,000	€12.21				29,666		Dec 31, 2010
LTIP	2004	PLC ord	233,955		£4.872				233,955		Dec 31, 2010
		NV ord	160,651		€10.57				160,651		Dec 31, 2010
Total PLC ords			888,266	134,000					892,086		
Total NV ords			607,350	89,000					610,040		

Shares	Year of grant	Type of security	No. of unvested shares held on Jan 1, 2008	No. of shares awarded during 2008	Market price per share at award	No. of shares vested during 2008	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on Dec 31, 2008	Date of vesting
BIP	2005	NV ord	26,347		€11.35	26,347	€12.05	€317,481	—	Apr 14, 2008
	2006	PLC ord	18,633		£5.470	17,068	£5.055	£86,279	—	Dec 31, 2008
		NV ord	12,311		€11.74	11,277	€8.42	€94,952	—	Dec 31, 2008
	2007*	NV ord	29,483		€13.49	17,179	€8.42	€144,647	—	Dec 31, 2008
	2008*	NV ord		30,856	€12.44	7,552	€8.42	€63,588	—	Dec 31, 2008
LTIP	2006	PLC ord	70,364		£5.350				70,364	Feb 27, 2009
		NV ord	46,332		€11.76				46,332	Feb 27, 2009
	2007*	PLC ord	57,898		£6.445				38,598	Feb 15, 2010
		NV ord	38,238		€14.51				25,492	Feb 15, 2010
	2008*	PLC ord		64,000	£6.275				21,333	Feb 21, 2011
		NV ord		42,000	€12.21				14,000	Feb 21, 2011
Total PLC ords			146,895	64,000		17,068		£86,279	130,295	
Total NV ords			152,711	72,856		62,355		€620,668	85,824	

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* All awardes granted in 2007 and 2008 under ESOS, BIP and LTIP have been prorated for service.

Mark Armour

Options	Year of grant	Option over:	No. of options held on Jan 1, 2008	No. of options granted during 2008	Option price	No. of options exercised during 2008	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on Dec 31, 2008	Unvested options vesting on:	Options exercisable until:
ESOS	1998	PLC ord	66,900		£5.230	66,900	£5.810	**£38,802**	—		Aug 17, 2008
	1999	PLC ord	33,600		£5.375				33,600		Apr 19, 2009
		NV ord	20,244		€13.55				20,244		Apr 19, 2009
	2001	PLC ord	62,974		£6.590				62,974		Feb 23, 2011
		NV ord	44,882		€14.75				44,882		Feb 23, 2011
	2002	PLC ord	74,000		£6.000				74,000		Feb 22, 2012
		NV ord	51,926		€13.94				51,926		Feb 22, 2012
	2005	PLC ord	150,422		£5.335				150,422		Feb 17, 2015
		NV ord	102,618		€11.31				102,618		Feb 17, 2015
	2006	PLC ord	158,836		£5.305				158,836	Mar 13, 2009	Mar 13, 2016
		NV ord	106,720		€11.47				106,720	Mar 13, 2009	Mar 13, 2016
	2007	PLC ord	130,740		£6.445				130,740	Feb 15, 2010	Feb 15, 2017
		NV ord	86,347		€14.51				86,347	Feb 15, 2010	Feb 15, 2017
	2008	PLC ord		144,000	£6.275				144,000	Feb 21, 2011	Feb 21, 2018
		NV ord		94,000	€12.21				94,000	Feb 21, 2011	Feb 21, 2018
LTIP	2004	PLC ord	290,481		£4.872				290,481		Feb 19, 2014
		NV ord	199,467		€10.57				199,467		Feb 19, 2014
SAYE	2006	PLC ord	4,329		£3.776				4,329	Aug 1, 2009	Jan 31, 2010
Total PLC ords			972,282	144,000		66,900		**£38,802**	1,049,382		
Total NV ords			612,204	94,000					706,204		

Shares	Year of grant	Type of security	No. of unvested shares held on Jan 1, 2008	No. of shares awarded during 2008	Market price per share at award	No. of shares vested during 2008	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on Dec 31, 2008	Date of vesting
BIP	2005	PLC ord	21,861		£5.365	21,861	£6.435	**£140,676**	—	Apr 14, 2008
		NV ord	15,098		€11.35	15,098	€12.05	**€181,931**	—	Apr 14, 2008
	2006	PLC ord	21,653		£5.470				21,653	Apr 4, 2009
		NV ord	14,306		€11.74				14,306	Apr 4, 2009
	2007	PLC ord	19,859		£6.155				19,859	Apr 4, 2010
		NV ord	13,371		€13.49				13,371	Apr 4, 2010
	2008	PLC ord		25,291	£6.600				25,291	Apr 8, 2011
		NV ord		16,993	€12.44				16,993	Apr 8, 2011
LTIP	2006	PLC ord	75,075		£5.350				75,075	Feb 27, 2009
		NV ord	49,434		€11.76				49,434	Feb 27, 2009
	2007	PLC ord	61,775		£6.445				61,775	Feb 15, 2010
		NV ord	40,799		€14.51				40,799	Feb 15, 2010
	2008	PLC ord		67,000	£6.275				67,000	Feb 21, 2011
		NV ord		44,000	€12.21				44,000	Feb 21, 2011
Total PLC ords			200,223	92,291		21,861		**£140,676**	270,653	
Total NV ords			133,008	60,993		15,098		**€181,931**	178,903	

59

Sir Crispin Davis[*]

Options	Year of grant	Option over:	No. of options held on Jan 1, 2008	No. of options granted during 2008	Option price	No. of options exercised during 2008	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on Dec 31, 2008	Unvested options vesting on:	Options exercisable until:
ESOS	1999	PLC ord	321,199		£ 4.67				321,199		Sept 1, 2009
		NV ord	191,550		€12.00				191,550		Sept 1, 2009
	2000	PLC ord	171,821		£4.365				171,821		May 2, 2010
		NV ord	120,245		€10.73				120,245		May 2, 2010
	2001	PLC ord	122,914		£6.590				122,914		Feb 23, 2011
		NV ord	87,601		€14.75				87,601		Feb 23, 2011
	2002	PLC ord	148,500		£6.000				148,500		Feb 22, 2012
		NV ord	104,204		€13.94				104,204		Feb 22, 2012
	2003	PLC ord	209,192		£4.515				209,192		Feb 21, 2013
		NV ord	148,946		€ 9.34				148,946		Feb 21, 2013
	2004	PLC ord	305,303		£4.872				305,303		Feb 19, 2014
		NV ord	209,645		€10.57				209,645		Feb 19, 2014
	2005	PLC ord	292,409		£5.335				292,409		Feb 17, 2015
		NV ord	199,481		€11.31				199,481		Feb 17, 2015
	2006	PLC ord	305,824		£5.305				305,824	Mar 13, 2009	Mar 13, 2016
		NV ord	205,480		€11.47				205,480	Mar 13, 2009	Mar 13, 2016
	2007	PLC ord	251,730		£6.445				251,730	Feb 15, 2010	Feb 15, 2017
		NV ord	166,254		€14.51				166,254	Feb 15, 2010	Feb 15, 2017
	2008	PLC ord		**276,000**	£6.275				276,000	Feb 21, 2011	Feb 21, 2018
		NV ord		**182,000**	€12.21				182,000	Feb 21, 2011	Feb 21, 2018
LTIP	2004	PLC ord	571,616		£4.872				571,616		Feb 19, 2014
		NV ord	392,516		€10.57				392,516		Feb 19, 2014
SAYE	2008	PLC ord	3,793		£4.244				3,793	Aug 1, 2011	Jan 31, 2010
Total PLC ords			2,704,301	**276,000**					2,980,301		
Total NV ords			1,825,922	**182,000**					2,007,922		

Shares	Year of grant	Type of security	No. of unvested shares held on Jan 1, 2008	No. of shares awarded during 2008	Market price per share at award	No. of shares vested during 2008	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on Dec 31, 2008	Date of vesting
BIP	2005	PLC ord	86,042		£5.365	**86,042**	£6.435	**£553,680**	—	Apr 14, 2008
	2006	PLC ord	42,092		£5.470				42,092	Apr 4, 2009
		NV ord	27,810		€11.74				27,810	Apr 4, 2009
	2007	PLC ord	74,708		£6.155				74,708	Apr 4, 2010
	2008	PLC ord		**96,227**	£6.600				96,227	Apr 8, 2011
LTIP	2006	PLC ord	144,550		£5.350				144,550	Feb 27, 2009
		NV ord	95,181		€11.76				95,181	Feb 27, 2009
	2007	PLC ord	118,942		£6.445				118,942	Feb 15, 2010
		NV ord	78,555		€14.51				78,555	Feb 15, 2010
	2008	PLC ord		**129,000**	£6.275				129,000	Feb 21, 2011
		NV ord		**85,000**	€12.21				85,000	Feb 21, 2011
Total PLC ords			466,334	**225,227**		**86,042**		**£553,680**	605,519	
Total NV ords			201,546	**85,000**					286,546	

---

* Subsequent to Sir Crispin Davis' retirement, the 2007 and 2008 awards will be treated in accordance with the rules of the respective plans.

Erik Engstrom

Options	Year of grant	Option over:	No. of options held on Jan 1, 2008	No. of options granted during 2008	Option price	No. of options exercised during 2008	Market price per share at exercise	Gloss Gains Made on Exercise £/€	No. of options held on Dec 31, 2008	Unvested options vesting on:	Options exercisable until:
ESOS	2004	PLC ord	63,460		£4.780				63,460		Aug 23, 2014
		NV ord	43,866		€10.30				43,866		Aug 23, 2014
	2005	PLC ord	154,517		£5.335				154,517		Feb 17, 2015
		NV ord	105,412		€11.31				105,412		Feb 17, 2015
	2006	PLC ord	178,895		£5.305				178,895	Mar 13, 2009	Mar 13, 2016
		NV ord	120,198		€11.47				120,198	Mar 13, 2009	Mar 13, 2016
	2007	PLC ord	130,060		£6.445				130,060	Feb 15, 2010	Feb 15, 2017
		NV ord	85,897		€14.51				85,897	Feb 15, 2010	Feb 15, 2017
	2008	PLC ord		143,000	£6.275				143,000	Feb 21, 2011	Feb 21, 2018
		NV ord		94,000	€12.21				94,000	Feb 21, 2011	Feb 21, 2018
LTIP	2004	PLC ord	325,163		£4.78				325,163		Aug 23, 2014
		NV ord	224,766		€10.30				224,766		Aug 23, 2014
Total PLC ords			852,095	143,000					995,095		
Total NV ords			580,139	94,000					674,139		

Shares	Year of grant	Type of security	No. of unvested shares held on Jan 1, 2008	No. of shares awarded during 2008	Market price per share at award	No. of shares vested during 2008	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on Dec 31, 2008	Date of vesting
BIP	2005	PLC ord	14,020		£5.365	14,020	£6.435	£90,219	—	Apr 14, 2008
	2006	NV ord	29,442		€11.74				29,442	Apr 4, 2009
	2007	NV ord	27,572		€13.49				27,572	Apr 4, 2010
	2008	NV ord		30,318	€12.44				30,318	Apr 8, 2011
LTIP	2006	PLC ord	82,092		£5.350				82,092	Feb 27, 2009
		NV ord	54,055		€11.76				54,055	Feb 27, 2009
	2007	PLC ord	61,453		£6.445				61,453	Feb 15, 2010
		NV ord	40,586		€14.51				40,586	Feb 15, 2010
	2008	PLC ord		68,500	£6.275				68,500	Feb 21, 2011
		NV ord		45,000	€12.21				45,000	Feb 21, 2011
Total PLC ords			157,565	68,500		14,020		£90,219	212,045	
Total NV ords			151,655	75,318					226,973	

Andrew Prozes

Options	Year of grant	Option over:	No. of options held on Jan 1 2008	No. of options granted during 2008	Option price	No. of options exercised during 2008	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on Dec 31 2008	Unvested options vesting on:	Options exercisable until:
ESOS	2000	PLC ord	188,281		£5.660				188,281		Aug 9, 2010
		NV ord	131,062		€13.60				131,062		Aug 9, 2010
	2001	PLC ord	83,785		£6.590				83,785		Feb 23, 2011
		NV ord	59,714		€14.75				59,714		Feb 23, 2011
	2002	PLC ord	103,722		£6.000				103,722		Feb 22, 2012
		NV ord	72,783		€13.94				72,783		Feb 22, 2012
	2003	PLC ord	132,142		£4.515				132,142		Feb 21, 2013
		NV ord	94,086		€9.34				94,086		Feb 21, 2013
	2004	PLC ord	162,666		£4.872				162,666		Feb 19, 2014
		NV ord	111,699		€10.57				111,699		Feb 19, 2014
	2005	PLC ord	154,517		£5.335				154,517		Feb 17, 2015
		NV ord	105,412		€11.31				105,412		Feb 17, 2015
	2006	PLC ord	182,303		£5.305				182,303	Mar 13, 2009	Mar 13, 2016
		NV ord	122,487		€11.47				122,487	Mar 13, 2009	Mar 13, 2016
	2007	PLC ord	132,537		£6.445				132,537	Feb 15, 2010	Feb 15, 2017
		NV ord	87,533		€14.51				87,533	Feb 15, 2010	Feb 15, 2017
	2008	PLC ord		**145,000**	£6.275				145,000	Feb 21, 2011	Feb 21, 2018
		NV ord		**96,000**	€12.21				96,000	Feb 21, 2011	Feb 21, 2018
LTIP	2004	PLC ord	304,558		£4.872				304,558		Feb 19, 2014
		NV ord	209,133		€10.57				209,133		Feb 19, 2014
Total PLC ords			1,444,511	**145,000**					1,589,511		
Total NV ords			993,909	**96,000**					1,089,909		

Shares	Year of grant	Type of security	No. of unvested shares held on Jan 1, 2008	No. of shares awarded during 2008	Market price per share at award	No. of shares vested during 2008	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on Dec 31, 2008	Date of vesting
BIP	2005	PLC ord	23,756		£5.365	**23,756**	£6.435	**£152,870**	—	Apr 14, 2008
		NV ord	16,522		€11.35	**16,522**	€12.05	**€199,090**	—	Apr 14, 2008
	2006	PLC ord	26,400		£5.470				26,400	Apr 4, 2009
		NV ord	17,636		€11.74				17,636	Apr 4, 2009
	2007	PLC ord	21,548		£6.155				21,548	Apr 4, 2010
		NV ord	14,574		€13.49				14,574	Apr 4, 2010
	2008	PLC ord		**20,030**	£6.600				20,030	Apr 8, 2011
		NV ord		**13,505**	€12.44				13,505	Apr 8, 2011
LTIP	2006	PLC ord	83,656		£5.350				83,656	Feb 27, 2009
		NV ord	55,085		€11.76				55,085	Feb 27, 2009
	2007	PLC ord	62,623		£6.445				62,623	Feb 15, 2010
		NV ord	41,359		€14.51				41,359	Feb 15, 2010
	2008	PLC ord		**68,000**	£6.275				68,000	Feb 21, 2011
		NV ord		**44,500**	€12.21				44,500	Feb 21, 2011
Total PLC ords			217,983	**88,030**		**23,756**		**£152,870**	282,257	
Total NV ords			145,176	**58,005**		**16,522**		**€199,090**	186,659	

Patrick Tierney

The tables below reflect outstanding options and shares held by Patrick Tierney as at the date of his retirement on January 30, 2008

Options	Year of grant	Option over:	No. of options held on Jan 1, 2008	No. of options granted during 2008	Option price	No. of options exercised on Jan 30, 2008 inclusive	Market price per share at exercise	Gross gains made on exercise at Jan 30, 2008 £/€	No. of options held on Jan 30, 2008	Unvested options vesting on:	Options exercisable until:
ESOS	2004	PLC ord	162,666		£4.872				162,666		Jan 30, 2010
		NV ord	111,699		€10.57				111,699		Jan 30, 2010
	2005	PLC ord	154,517		£5.335				154,517		Jan 30, 2010
		NV ord	105,412		€11.31				105,412		Jan 30, 2010
	2006*	PLC ord	175,488		£5.305				116,992		Jan 30, 2010
		NV ord	117,908		€11.47				78,605		Jan 30, 2010
	2007*	PLC ord	121,628		£6.445				40,542		Jan 30, 2010
		NV ord	80,329		€14.51				26,776		Jan 30, 2010
LTIP	2004	PLC ord	107,962		£4.872				107,962		Jan 30, 2010
		NV ord	75,936		€10.57				75,936		Jan 30, 2010
Total PLC ords			722,261						582,679		
Total NV ords			491,284						398,428		

Shares	Year of grant	Type of security	No. of unvested shares held on Jan 1, 2008	No. of shares awarded during 2008	Market price per share at award	No. of shares vested on Jan 30, 2008 inclusive	Market price per share at vesting	Notional gross gains at vesting at Jan 30, 2008 £/€	No. of unvested shares held on Jan 30, 2008	Date of vesting
BIP	2005	PLC ord	24,156		£5.365				24,156	Apr 14, 2008
		NV ord	16,800		€11.35				16,800	Apr 14, 2008
	2006	PLC ord	8,124		£5.470				8,124	Apr 4, 2009
		NV ord	5,426		€11.74				5,426	Apr 4, 2009
	2007	PLC ord	8,012		£6.155				8,012	Apr 4, 2010
		NV ord	5,420		€12.44				5,420	Apr 4, 2010
LTIP	2006*	PLC ord	80,528		£5.350				53,685	Feb 27, 2009
		NV ord	53,025		€11.76				35,350	Feb 27, 2009
	2007*	PLC ord	57,412		£6.445				19,137	Feb 15, 2010
		NV ord	37,917		€14.51				12,639	Feb 15, 2010
Total PLC ords			178,232						113,114	
Total NV ords			118,588						75,635	

* Proration for service applied in respect of these awards.

Options granted under ESOS vest on the third anniversary and expire on the tenth anniversary of the date of grant.

The proportion of the target award that may vest in relation to 2006, 2007 and 2008 LTIP grant is subject to the annual growth in Adjusted EPS and relative TSR measured against a group of competitor companies during the performance period. The number of shares subject to the target award are reflected in the above tables which are determined by reference to an assumed achievement of 12% (10% for the 2006 and 2007 LTIP grants) per annum compound growth in Adjusted EPS and median TSR, which would result in 100% of the award vesting. Depending on actual Adjusted EPS growth and TSR, the proportion of the award that may vest could be lower or higher.

Options under the SAYE scheme, in which all eligible UK employees are invited to participate, are granted at a maximum discount of 20% to the market price at time of grant. They are normally exercisable after the expiry of three or five years from the date of grant. No performance targets are attached to these option grants as it is an all-employee scheme.

Share-based awards made and share awards vested since December 31, 2008 in respect of the executive directors in office as at December 31, 2008

(i) Awards made

The following options were awarded to directors of Reed Elsevier PLC and Reed Elsevier NV on February 19, 2009 under the Reed Elsevier Group plc Executive Share Option Scheme (ESOS):

	Number of Reed Elsevier PLC options granted at £5.42 per share	Number of Reed Elsevier NV options granted at €9.415 per share	Exercisable from	Exercisable to
M H Armour	147,692	95,899	February 19, 2012	February 19, 2019
E Engstrom	146,923	95,399	February 19, 2012	February 19, 2019
A Prozes	149,722	97,216	February 19, 2012	February 19, 2019
I Smith	83,025	53,910	February 19, 2012	February 19, 2019

Exercise of the above options is subject to a post grant performance condition, requiring the achievement of 8% per annum compound growth in Adjusted EPS during the three years following the grant. There is no retesting of the performance condition.

The following awards were made to directors on February 19, 2009 under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme (LTIP):

	Number of Reed Elsevier PLC nil cost conditional shares awarded	Number of Reed Elsevier NV nil cost conditional shares awarded
M H Armour..	76,397	49,605
E Engstrom..	103,902	67,465
A Prozes	105,881	68,750
I Smith...	112,084	72,778

Vesting of the above award is subject to the achievement of 12% per annum averaged compound growth in Adjusted EPS at and the achievement of median total shareholder return (TSR) against a comparator group of media peers, over the three-year performance period 2008-2010. The actual number of conditional shares that will vest in early 2012 will be determined by the Committee in accordance with the rules of the scheme and by reference to the actual EPS and TSR performance over the three-year performance period. No awards will vest if EPS is below 10% per annum. If EPS is 14% per annum and above and TSR is upper quartile and above, 189% of the award will vest.

In addition, in accordance with the terms of his service contract, the following award of conditional shares was made to Ian Smith on February 19, 2009:

	Number of Reed Elsevier PLC nil cost conditional shares awarded	Number of Reed Elsevier NV nil cost conditional shares awarded
I Smith...	64,541	43,956

The conditions of vesting the award mirror these of the LTIP awards granted in 2008 to the other executive directors. The award will vest, subject to performance, in early 2011.

(ii) Awards vested

The 2006 LTIP award vested on February 27, 2009, based on the Committee's assessment of Adjusted EPS and TSR performance. The Committee agreed the following performance in relation to each measure:

Compound Adjusted EPS growth over the three-year performance period was 12.5% p.a. This figure represents the simple average of the compound growth in the Adjusted EPS of Reed Elsevier PLC and Reed Elsevier NV over the performance period. The performance for 2008 was the strongest Adjusted EPS growth in a decade. The Committee has determined, with assistance from the Audit Committee, that the compound Adjusted EPS performance of 12.5% p.a. is a fair reflection of the quality of earnings and the progress of the business having regard to underlying revenue growth, cash generation, and return on capital. In reaching this determination, the Committee had due regard to the impact of the strategic initiatives during the period designed to enhance long term shareholder returns, including the divestment of Harcourt Education, the acquisition of ChoicePoint, the share repurchase program and the significant organisational restructuring.

TSR performance over the same three-year period was assessed by the Committee's external advisor, Towers Perrin, in accordance with a pre-defined methodology, which included specific rules governing companies which de-listed as a result of industry consolidation. The Committee confirmed that the operation of these rules was appropriate and in line with the Committee's intentions. The report from Towers Perrin showed Reed Elsevier to have attained a 76.4[th] percentile ranking against the peer group of global competitors.

Based on performance against the combined Adjusted EPS and TSR measures, the target awards under the 2006-08 cycle of the LTIP will therefore be subject to the maximum performance uplift of 189% in accordance with the vesting schedule. The Committee believes that this overall level of vesting is fully justified by the earnings growth and comparative returns to shareholders achieved over the performance period.

The table below sets out the number of shares in Reed Elsevier PLC (PLC) and Reed Elsevier NV (NV) that will vest in respect of each director (and former directors) together with the notional dividends accrued during the performance period on the shares due to vest.

	Type of security	No. of shares subject to target award	No. of shares vesting	Accrued notional dividends
Gerard van de Aast	PLC ord	70,364	132,987	£66,493
	NV ord	46,332	87,567	€106,131
Mark Armour	PLC ord	75,075	141,891	£70,945
	NV ord	49,434	93,430	€113,237
Sir Crispin Davis	PLC ord	144,550	273,199	£136,599
	NV ord	95,181	179,892	€218,029
Erik Engstrom	PLC ord	82,092	155,153	£77,576
	NV ord	54,055	102,163	€123,821
Andrew Prozes	PLC ord	83,656	158,109	£79,054
	NV ord	55,085	104,110	€126,181
Patrick Tierney	PLC ord	53,685	101,464	£50,732
	NV ord	35,350	66,811	€80,974

The aggregate notional dividends per Reed Elsevier PLC and Reed Elsevier NV ordinary share are £0.500 and €1.212 respectively. These reflect the dividends paid in 2006, 2007 and 2008 and exclude the special distribution made in January 2008 following the sale of Harcourt Education.

In addition, the Committee determined that the performance condition in respect of the 2006-2008 cycle of the ESOS has been met. Therefore, the 2006 ESOS awards vested on March 13, 2009.

In respect of the 2006-2008 cycle of the BIP, at the date of this report the Committee determined that the performance condition had been met. Therefore, subject to continued employment through the vesting date, the 2006 matching awards will vest on April 3, 2009.

REED ELSEVIER

As of December 31, 2008 Reed Elsevier operated and had granted share options and restricted shares under a number of equity-based compensation plans as follows:

(i) All-Employee Share Option Plans

Reed Elsevier's all-employee share option plans comprise:

(a) Reed Elsevier Group plc SAYE Share Option Scheme (the "SAYE Scheme")

Options over Reed Elsevier PLC ordinary shares have been granted under the SAYE Scheme. Shares may be acquired at not less than the higher of (i) 80% of the closing middle market price for the relevant share on The London Stock Exchange three days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.

All UK employees of Reed Elsevier Group plc and participating companies under its control in employment at the date of invitation are entitled to participate in the SAYE Scheme. In addition, the directors of Reed Elsevier Group plc may permit other employees of Reed Elsevier Group plc and participating companies under its control to participate.

Invitations to apply for options may normally only be issued within 42 days after the announcement of the combined results of Reed Elsevier for any period. No options may be granted more than 10 years after the approval of the scheme.

On joining the SAYE Scheme, a save as you earn contract (a "Savings Contract") must be entered into with an appropriate savings body, under which savings of between £5 and £250 per month may be made to such savings body for a period of three or five years. A bonus is payable under the Savings Contract at the end of the savings period. The amount of the monthly contributions may be reduced if applications exceed the number of Reed Elsevier PLC ordinary shares available for the grant of options on that occasion.

The number of Reed Elsevier PLC ordinary shares over which an option may be granted is limited to that number of shares which may be acquired at the exercise price out of the repayment proceeds (including any bonus) of the Savings Contract.

Options under the SAYE Scheme may normally only be exercised for a period of six months after the bonus date under the relevant Savings Contract. However, options may be exercised earlier than the normal exercise date in certain specified circumstances, including death, reaching age 60, or on ceasing employment on account of injury, disability, redundancy, reaching contractual retirement age, or the sale of the business or subsidiary for which the participant works, or provided the option has been held for at least three years, on ceasing employment for any other reason. Exercise is allowed in the event of an amalgamation, reconstruction or take-over of the company whose shares are under option; alternatively, such options may, with the agreement of an acquiring company or a company associated with it, be exchanged for options over shares in the acquiring company or that associated company. Options may also be exercised in the event of the voluntary winding-up of the company whose shares are under option. In the event that options are exercised before the bonus date, the participant may acquire only the number of shares that can be purchased with the accumulated savings up to the date of exercise, plus interest (if any).

In the event of any capitalisation or rights issue by Reed Elsevier PLC or Reed Elsevier NV, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of the UK HMRC, subject to the independent auditors of Reed Elsevier Group plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.

(b) Convertible debenture stock arrangements

This facility consists of an annual issue by Reed Elsevier NV of a convertible debenture loan (the "Netherlands Convertible Debenture Stock Scheme") that is open for subscription by Dutch staff employed by Reed Elsevier companies in the Netherlands or temporarily seconded to affiliates abroad. The interest rate of the scheme is determined on the basis of the average interest for 10-year loans at the end of the year preceding the year in which the loan would be issued and be open for subscription. With effect from February 19, 2004 for new issues, interest is determined quarterly on the basis of market rates on internet savings accounts in the Netherlands. Employees can annually subscribe for one or more debentures of €200 each, up to a maximum amount equal to 20% of the equivalent of their fixed annual salary components. Interest is payable in arrears in the month of January following the subscription year. The loans have a term of 10 years. During the 10 year term of the loan employees can decide to convert their claim on the Company into shares at an exercise price equal to the price of a Reed Elsevier NV ordinary share on Euronext Amsterdam at the end of the month in which the employee has subscribed for the loan (the "exercise price"). Each debenture of €200 can be converted into 50 ordinary shares in Reed Elsevier NV against payment of 50 times the exercise price, less €200.

(ii) Executive share-based compensation plans

Reed Elsevier's executive share-based compensation plans comprise:

(a) Reed Elsevier Group plc executive share option schemes

Schemes in this group comprise the Reed Elsevier Group plc Executive UK Share Option Scheme (the "Executive UK Scheme"), the Reed Elsevier Group plc Executive Overseas Share Option Scheme (the "Executive Overseas Scheme") and the Reed Elsevier Group plc Executive Share Option Schemes (No. 2) (the "No. 2 Scheme") and the Reed Elsevier Group plc Share Option Scheme (together the "Executive Schemes").

The Executive Schemes provide for the grant of options to employees of Reed Elsevier and participating companies under its control. All directors and employees of Reed Elsevier and participating companies under its control who are contracted to work for at least 25 hours per week are eligible to be nominated for participation. The grant of options is administered by a committee of non-executive directors of Reed Elsevier Group plc. No payment is required for the grant of an option under the Executive Schemes.

Options granted under the Executive Schemes may be exercised within a period of 10 years and entitle the holder to acquire shares at a price which may not be less than the higher of (i) in the case of a Reed Elsevier PLC ordinary share, the closing middle market price for the relevant share on The London Stock Exchange at the date of grant, (ii) in the case of a Reed Elsevier NV ordinary share, the closing market price for the relevant share on Euronext, Amsterdam at the date of grant and (iii) if new shares are to be subscribed, their nominal value.

Employees may be granted options under the Executive Schemes to replace those which have been exercised. In granting such replacement options, the committee of non-executive directors must satisfy itself that the grant of such options is justified by the performance of Reed Elsevier in the previous two to three years.

Options may normally only be granted under the Executive Schemes within 42 days after the announcement of the combined results of Reed Elsevier for any period. No option may be granted under the Executive Schemes more than 10 years after the approval of the respective scheme.

Options granted under the Executive Schemes will normally be exercisable only after the expiry of three years from the date of their grant and by a person who remains a director or employee of Reed Elsevier Group plc and participating companies under its control. Options granted to directors from 2008 are subject to performance criteria requiring the achievement of 8% per annum compound growth in Adjusted EPS at constant exchange rates (previously 6% per annum compound growth), during the three years following the grant. There will be no re-testing of the three year EPS performance period.

Early exercise of such options is permitted in substantially similar circumstances to those set out in relation to the Reed Elsevier Group plc SAYE Scheme. The committee of non-executive directors has discretion to permit the exercise of options by a participant in certain circumstances where it would not otherwise be permitted.

The size of the annual grant pool under the Reed Elsevier Group plc Share Option Scheme is determined by reference to the compound annual growth in Adjusted EPS, at constant exchange rates, over the three years prior to grant, with individual grant size determined by the Committee based on individual performance. At compound growth of between 10% and 12% per annum, the pool of options available will be broadly comparable to the level of options granted under the previous scheme. At executive director level the grants are expected to be up to three times salary.

In the event of any capitalisation or rights issue by Reed Elsevier PLC or Reed Elsevier NV, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of the UK HMRC, subject to the independent auditors of Reed Elsevier Group plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.

Options under the Executive UK Scheme and the Executive Overseas Scheme may be satisfied from new issues or market purchase Reed Elsevier PLC ordinary shares or Reed Elsevier NV ordinary shares. Options under the No. 2 Scheme may be satisfied only from market purchase Reed Elsevier PLC ordinary shares or Reed Elsevier NV ordinary shares.

(b) Reed Elsevier Group plc Retention Share Plan

The Reed Elsevier Group plc Retention Share Plan is a share plan operated under the discretion of the Reed Elsevier Remuneration Committee which approves all grants. It facilitates the grant of restricted share awards over Reed Elsevier PLC and Reed Elsevier NV ordinary shares, subject to such conditions as specified from time to time by the Reed Elsevier Remuneration Committee. Participation in the plan is limited to employees of Reed Elsevier and participating companies under its control, excluding executive directors.

The plan is used to facilitate the grant of one-off awards of restricted shares, where appropriate, to senior new hires, for example, to buy out share-based awards from previous employment.

In addition, since 2006, participants, other than directors, in the Reed Elsevier Group plc executive share option schemes (see (a) above) have been able to choose to convert all or part of their option award into restricted shares based on a predetermined conversion ratio of one share for every five options they would otherwise have been awarded, and the plan is the vehicle used to facilitate such conversions. The restricted shares vest after the expiry of three years from the date of grant, subject to the participant remaining employed by Reed Elsevier or a participating company under its control. The restricted shares awarded are satisfied by market purchase shares.

Awards made under this plan may not be transferred, assigned, charged or otherwise alienated by anyone except as permitted by law in the event of death.

On termination of employment, unvested awards made under the plan lapse other than in certain specified circumstances or as determined by the Remuneration Committee.

(c) Reed Elsevier NV executive option arrangements

Under arrangements operated by Reed Elsevier NV (the "Reed Elsevier NV Executive Option Arrangements"), options to subscribe for Reed Elsevier NV ordinary shares were granted in 1999 to the members of the Executive Board and to a small number of other senior executives based in the Netherlands. Such options give the beneficiary the right, at any time during periods of either five years or ten years following the date of the grant, to purchase Reed Elsevier NV ordinary shares. Options were granted at an exercise price equal to the market price on the date of grant. During 1999, options were granted with an exercise period of five years at an exercise price 26% above the market price at the date of grant, or with an exercise period of 10 years at an exercise price equal to the market price at the date of grant, or a combination of both.

(d) Long term incentive plans

From 2006 onwards a small number of key senior executives (approximately 120) have received an annual award, consisting solely of performance shares, under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme (the "2003 LTIS"). Grants will vest subject to the achievement of an Adjusted EPS performance target over a three year performance period, and an additional TSR performance target over the same three year period. From 2008 the minimum level of compound Adjusted EPS growth will be 10% per annum (previously 8% per annum), with maximum vesting (under the Adjusted EPS measure) being achieved for growth of 14% per annum (previously 12% per annum). Any award earned through EPS performance may then be increased or decreased in line with Reed Elsevier's TSR performance against a selected international comparator group over the three year period. The maximum increase will be applied at upper quartile or higher levels of TSR achievement. The award will lapse if Reed Elsevier fails to achieve the minimum threshold of 10% per annum Adjusted EPS growth (previously 8% per annum), irrespective of the associated TSR performance. Any shares which vest will be treated as attracting notional dividends during the performance period.

Participants in the 2003 LTIS are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. The shareholding requirement for the Chief Executive Officer is three times salary and for other executive directors the requirement is two times salary. These shareholding requirements must be met by February 2009 at the latest in order for the 2006 awards to vest.

The Committee continues to have full discretion to reduce or cancel awards granted to participants based on its assessment as to whether the Adjusted EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in inflation as well as individual performance.

(e) Bonus Investment Plan

Directors and other senior executives are able to invest up to half of their annual performance related bonus in Reed Elsevier PLC/Reed Elsevier NV shares under the Reed Elsevier Group plc Bonus Investment Plan (the "Bonus Investment Plan"). Subject to continuing to hold the shares and remaining in employment, at the end of a three year period, the participants are awarded an equivalent number of Reed Elsevier PLC/Reed Elsevier NV shares at nil cost. Awards from 2008 are subject to a performance condition requiring the achievement of compound growth in the average of the Reed Elsevier PLC and Reed Elsevier NV Adjusted EPS, at constant exchange rates, of 8% per annum (previously 6% per annum) compound during the three year vesting period.

Limits over option grants

No options may be granted over new issue shares under the SAYE Scheme, the Executive UK Scheme and the Executive Overseas Scheme if they would cause the number of Reed Elsevier PLC ordinary shares issued or issuable in any 10 year period to exceed in aggregate 10% of the issued share capital of Reed Elsevier PLC from time to time. The number of Reed Elsevier NV ordinary shares which may be issued or issuable under the Netherlands Convertible Debenture Scheme, the Executive UK Scheme, the Executive Overseas Scheme and the Reed Elsevier NV Executive Option arrangements will be determined by the combined board of Reed Elsevier NV, but shall not exceed the percentage limits set out above in relation to Reed Elsevier PLC ordinary shares.

Share options and conditional share awards

At February 18, 2009 the total number of ordinary shares subject to outstanding options were:

	Number of outstanding options	Options over shares	Option price range
Reed Elsevier Group plc SAYE Share Option Schemes	2,527,707	Reed Elsevier PLC	377.60p — 504.00p
Reed Elsevier NV Convertible Debenture Stock Scheme	2,483,550	Reed Elsevier NV	€8.42 — €15.43
Reed Elsevier Group plc Executive Share Option Schemes . . .	29,710,212	Reed Elsevier PLC	424.00p — 700.00p
	21,409,770	Reed Elsevier NV	€9.34 — €16.00
Reed Elsevier NV Executive Options Arrangements	110,463	Reed Elsevier NV	€13.55
Reed Elsevier Group plc Long Term Incentive Share Option Scheme	2,379,246	Reed Elsevier PLC	478.00p — 525.50p
	1,846,250	Reed Elsevier NV	€10.30 — €11.35

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares, but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust.

At February 18, 2009 the following nil cost conditional share awards were also outstanding:

	Number of outstanding awards	Awards over shares in
Reed Elsevier Group plc Long Term Incentive Share Option Scheme	4,386,215	Reed Elsevier PLC
	2,871,119	Reed Elsevier NV
Reed Elsevier Group plc Retention Share Plan	2,023,144	Reed Elsevier PLC
	1,337,786	Reed Elsevier NV
Reed Elsevier Group plc Bonus Investment Plan*	1,872,463	Reed Elsevier PLC
	763,184	Reed Elsevier NV

* For disclosure purposes, any Reed Elsevier PLC and Reed Elsevier NV ADRs awarded under this plan have been converted into ordinary share equivalents.

These awards will be met by the Reed Elsevier Group plc Employee Benefit Trust from shares purchased in the market. Options and awards granted under the schemes are not transferable and may be exercised only by the persons to whom they are granted or their personal representatives.

REED ELSEVIER

Share ownership

The interests of those individuals who were directors of Reed Elsevier PLC and Reed Elsevier NV as at December 31, 2008 in the issued share capital of the respective companies at the beginning and end of the year are shown below.

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares	
	January 1, 2008	December 31, 2008(i)	January 1, 2008	December 31, 2008(i)
Mark Armour	112,378	131,572	47,661	62,384
Dien de Boer-Kruyt	—	—	—	—
Sir Crispin Davis	787,577	800,639	445,197	386,940
Mark Elliott	—	—	—	—
Erlk Engstrom	79,379	77,856	219,867	211,760
Jan Hommen	—	—	—	—
Lisa Hook	—	—	—	—
Robert Polet	—	—	—	—
Andrew Prozes	230,981	231,709	169,334	168,676
David Reid	—	—	—	—
Lord Sharman	—	—	—	—

(i) On January 7, 2008 the Reed Elsevier PLC and Reed Elsevier NV ordinary shares in issue were consolidated on the basis of 58 new ordinary shares for every 67 existing ordinary shares held, resulting in the number of ordinary shares held by the directors being reduced in accordance with the consolidation ratio.

Ian Smith was appointed a director of Reed Elsevier PLC on January 1, 2009. He did not hold an interest in Reed Elsevier PLC or Reed Elsevier NV ordinary shares at the date of his appointment.

The interests of the executive directors of Reed Elsevier PLC and Reed Elsevier NV in the issued share capital of the respective companies as at March 11, 2009 were:

	Interest in Reed Elsevier PLC ordinary shares	Interest in Reed Elsevier NV ordinary shares
M H Armour	215,287	117,507
Sir Crispin Davis	961,826	493,076
E Engstrom	107,040	313,923
A Prozes	231,709	168,676
I Smith	—	—

Employee Benefit Trust

Any ordinary shares required to satisfy entitlements under nil cost restricted share awards are provided by the Reed Elsevier Group plc Employee Benefit Trust (EBT) from market purchases. As a potential beneficiary under the EBT in the same way as other employees of Reed Elsevier, each executive director is deemed to be interested in all the shares held by the EBT which at December 31, 2008 amounted to 20,078,899 Reed Elsevier PLC ordinary shares (1.76% of issued share capital) and 11,177,422 Reed Elsevier NV ordinary shares (1.60% of issued share capital).

Shares and options held by executive officers

The following table indicates the total aggregate number of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares beneficially owned and the total aggregate number of share options and conditional share awards granted to the executive officers (other than directors) of Reed Elsevier Group plc (five persons) as a group in office as of February 18, 2009:

	Reed Elsevier PLC ordinary shares	Reed Elsevier PLC ordinary shares subject to options	Reed Elsevier PLC conditional share awards	Reed Elsevier NV ordinary shares(l)	Reed Elsevier NV ordinary shares subject to options	Reed Elsevier NV conditional share awards
Executive officers (other than directors) as a group	137,988	563,943	354,717	—	379,282	161,878

(1) The Reed Elsevier NV ordinary shares are in registered form, although most ordinary shares are traded in the Dutch Security giro system administered by Euroclear Netherlands.

The options over Reed Elsevier PLC ordinary shares included in the above table are exercisable at prices ranging from 424.4p to 700p per share and between the date hereof and 2018. The options over Reed Elsevier NV ordinary shares included in the above table are exercisable at prices ranging from €9.34 to €15.66 per share and between the date hereof and 2018. The Reed Elsevier PLC and Reed Elsevier NV conditional share awards included in the above table will vest between 2009 and 2011.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

REED ELSEVIER PLC

As of March 11, 2009 Reed Elsevier PLC had received notification of disclosable interests, in accordance with the UK Disclosure and Transparency Rules, or is aware of Schedule 13G filings in relation to the following disclosable interests of 3% or more in the issued Reed Elsevier PLC ordinary shares:

Identity of Person or Group[1]	% of Class
Lloyds Banking Group plc	4.99
Fidelity International Limited	4.96
Baillie Gifford & Co	4.75
Legal & General Group plc	4.10
Directors and Officers	—

(1) Under UK Law, subject to certain limited exceptions, persons or groups owning or controlling 3% or more of the issued Reed Elsevier PLC ordinary shares are required to notify Reed Elsevier PLC of the level of their holdings.

As far as Reed Elsevier PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

At December 31, 2008 there were 20,387 ordinary shareholders, including the depository for Reed Elsevier PLC's ADR programme, with a registered address in the United Kingdom, representing 99.22% of shares issued.

Reed Elsevier PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier PLC. The major shareholders of Reed Elsevier PLC do not have different voting rights to other ordinary shareholders.

REED ELSEVIER NV

As of March 11, 2009 Reed Elsevier NV is aware of the following disclosable interests of 5% or more in the issued Reed Elsevier NV ordinary shares having been notified by the Dutch Financial Markets Authority or provided as a Schedule 13G filing, in addition to the 3,915,541 R-shares of €0.70 nominal value each in Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC and representing a 5.8% indirect equity interest in the total share capital of Reed Elsevier NV:

Identity of Person or Group[1]	% of Class
Morgan Stanley	5.90
Franklin Resources Inc.	5.30
Mondrian Investment Partners Limited	5.24
Directors and Officers[2]	—

(1) Under Article 5:38 of the Netherlands Financial Supervision Statute, any person acquiring or disposing of shares or voting rights in public companies established under the laws of the Netherlands listed on a stock exchange in the European Union, is required to notify the Dutch Financial Markets Authority (AFM) without delay if such person knows, or should know, that such interest therein reaches, exceeds or drops below a 5% respectively a 10% threshold. The AFM's public register discloses that as at March 11, 2009 Reed Elsevier PLC and Mondrian Investment Partners Limited held an interest in shares and voting rights in Reed Elsevier NV of at least 5%. No interest in the shares or voting rights of Reed Elsevier NV of 10% or more has been disclosed in the AFM's registers.

(2) No individual member of the Supervisory Board or the Executive Board of Reed Elsevier NV or executive officer of Reed Elsevier NV has notified the AFM that they hold an interest of 5% or more in the issued share capital or voting rights of Reed Elsevier NV pursuant to the Statute described in the immediately preceding footnote.

As far as Reed Elsevier NV is aware, except as disclosed herein, it is neither directly nor indirectly owned or controlled by any single corporation or corporations acting jointly, nor by any government.

Reed Elsevier NV is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Reed Elsevier NV. The major shareholders of Reed Elsevier NV do not have different voting rights to other ordinary shareholders.

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the executive directors of Reed Elsevier PLC and Reed Elsevier NV, are set out in note 35 to the combined financial statements. Further details of remuneration of key management personnel are set out in "Item 6 — Directors, Senior Management and Employees".

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See Item 18:   Financial Statements.

DIVIDEND POLICY

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation as defined in the Reed Elsevier merger agreement is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend. The boards of Reed Elsevier PLC and Reed Elsevier NV have adopted progressive dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, more closely align dividend growth with growth in adjusted earnings, consistent with the dividend normally being covered over the longer term at least two times by adjusted earnings (i.e. before the amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term).

LEGAL PROCEEDINGS

We are party to various legal proceedings, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or the results of our operations.

In March and April 2005, Reed Elsevier announced that unauthorised persons, predominantly using IDs and passwords of legitimate customers of LexisNexis, might have fraudulently acquired personal identifying information from its US risk management (including Seisint, Inc.) databases. In March 2005, ChoicePoint also announced data security breaches.

A putative class action against LexisNexis is pending in California arising from these events, *Syran v. LexisNexis Group et al*. In April 2005, this putative class action was filed in the US District Court for the Southern District of California. The lawsuit alleges that LexisNexis violated the federal Fair Credit Reporting Act and similar state consumer protection legislation by failing to maintain reasonable procedures to protect consumer credit information from unauthorised access by third parties. A second action, *Witriol v. LexisNexis Group et al,* filed in June 2005 in the US District Court for the Northern District of California and based on the same set of facts, has been consolidated with the *Syran* action. The plaintiffs seek unspecified punitive and statutory damages, attorneys' fees and costs, and injunctive relief.

In February 2008, the parties petitioned the court for approval of a settlement of this litigation. The proposed settlement relates to consumers notified through November 30, 2007 and provides for a claim fund capped at $2.8 million (which includes plaintiffs' legal fees and expense and claims administrative costs), with any unclaimed balance to be donated to an academic institution engaged in research regarding individual data security or privacy; and an undertaking by LexisNexis to maintain certification under recognised web security standards. The parties received notice of final approval of the settlement by the District Court on September 29, 2008.

LexisNexis believes that it has strong procedural and substantive defences to the remaining unsettled actions, which it will continue to vigorously pursue, if necessary.

Reed Elsevier, Inc. ("REI") is among several defendants (including ChoicePoint) in a putative class action, *Richard Fresco, et al. v. Automotive Directions, Inc., et al.*, brought in US District Court in Florida. The plaintiffs allege that REI (through both LexisNexis and Seisint) violated certain provisions of the Driver's Privacy Protection Act, (the "DPPA"), when it obtained and disclosed information originating from various state departments of highway safety and motor vehicles without the consent of the individuals to whom the information related. A settlement agreement in the *Fresco* case was negotiated, signed and submitted to the court for preliminary approval in December 2006. Under the proposed settlement, Reed Elsevier Inc. and Seisint would pay a total of $12 million, substantially all of which would be reimbursed by insurance and third-party indemnities, and enter into certain behavioural undertakings that would codify existing practices adopted since 2003 and that substantially would expand practices for the handling of protected data as a result of the settlement. This compliance programme would be subject to a series of external certifications over a several year period. On January 3, 2007 an objection to the proposed settlement was lodged with the court, and a collateral putative class action, *Taylor v. Acxiom,* was filed in federal court in Texas. On May 14, 2007 the District Court in Florida granted preliminary approval of the *Fresco* settlement. By this ruling, the court recgonised a nationwide settlement class, severed the non-settling defendants, denied the motion for limited intervention filed by the *Taylor* plaintiffs' counsel, and enjoined other DPPA litigation elsewhere as to the settling defendants. The final approval hearing was held on October 24, 2007. The Court in the *Taylor* case granted the defendants' motion to dismiss. In October 2008, the 11th Circuit Court of Appeals stayed the appeal of the District Court's stay in *Taylor*, and directed the District Court to timely rule on the settlement. The parties received notice of final approval of the settlement by the District Court on January 20, 2009. The order reduced the attorneys' fees to plaintiffs' counsel from the $25 million requested to approximately $8.8 million.

72

REI and ChoicePoint have also entered into certain settlements with regulatory authorities related to data breaches announced in March 2005. Specifically, in February 2006, ChoicePoint reached a settlement with the Federal Trade Commission ("FTC") regarding the FTC's investigation into ChoicePoint's compliance with federal laws governing consumer information security and related issues, including the fraudulent data access that occurred in 2004. The settlement requires, among other things, that ChoicePoint obtain, every two years until 2026, an assessment from a qualified, independent third-party professional to ensure that ChoicePoint's information security program meets the standards of the settlement. On February 20, 2008, ChoicePoint received a letter from the FTC notifying ChoicePoint that after reviewing ChoicePoint's 180-day Report submitted pursuant to the settlement order, the Enforcement Division of the FTC was not recommending any enforcement action to the FTC. Similarly, on August 1, 2008, FTC approved a settlement and consent order with REI and its indirect subsidiary Seisint, Inc. regarding the FTC's investigation into compliance with federal laws governing consumer information security and related issues, including the fraudulent data access that occurred at Seisint in 2004 and 2005. The settlement requires, among other things, that REI maintain a detailed security program in its LexisNexis division as well as in other parts of the company that include specified sensitive information in their services. The settlement also requires REI to obtain, in 180 days and then every two years until 2028, an assessment from a qualified, independent third-party professional to ensure that its information security program meets the standards of the settlement. Effective June 5, 2007, ChoicePoint also entered into an Assurance of Voluntary Compliance and Discontinuance with the Attorneys General of 43 states and the District of Columbia. A report on the initial biennial assessment is due to be submitted to the FTC in April 2009.

The background screening report businesses offered by LexisNexis and ChoicePoint are governed by the US Fair Credit Reporting Act ("FCRA") and analogous state laws requiring that consumers be provided the contents of background reports and allowed to have any inaccuracies in the reports corrected. It further provides for statutory penalties and attorneys fees for non-compliance. In the normal course of its business, LexisNexis and ChoicePoint deal with individual background screening lawsuits, most involving claims that inaccurate information in a background report led to job loss or other economic harm, which actions have not had, and are not expected to have, a material adverse effect on our financial position or the results of our operations. Two class actions involving FCRA claims are currently pending against ChoicePoint, one of which has been preliminarily settled for $3.0 million pending court approval. LexisNexis recently settled, with final court approval, a background screening class action involving FCRA claims for $21.65 million. Substantially all of these amounts are covered by insurance.

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

REED ELSEVIER PLC

The Reed Elsevier PLC ordinary shares are listed on the London Stock Exchange and the New York Stock Exchange. The London Stock Exchange is the principal trading market for Reed Elsevier PLC ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs) issued by The Bank of New York, as depositary. Each ADS represents four Reed Elsevier PLC ordinary shares.

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier PLC ordinary shares on the London Stock Exchange as derived from the Daily Official List of the London Stock Exchange and the high and low last reported sales prices in US dollars for the Reed Elsevier PLC ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Thomson Reuters Datastream:

Calendar Periods	Pence per ordinary share		US dollars per ADS	
	High	Low	High	Low
2008	690	451	54.60	27.06
2007	690	558	54.85	44.02
2006	608	504	46.17	35.90
2005	554	475	42.67	35.26
2004	543	450	39.75	33.33
2008				
Fourth Quarter	586	451	40.82	27.06
Third Quarter	636	528	47.25	37.25
Second Quarter	670	567	53.49	44.83
First Quarter	690	582	54.60	45.47
2007				
Fourth Quarter	682	558	54.34	46.18
Third Quarter	675	573	54.85	45.87
Second Quarter	690	612	54.41	48.60
First Quarter	645	561	50.44	44.02
Month				
February 2009 (through February 18, 2009)	543	505	32.06	28.72
January 2009	560	506	32.36	29.80
December 2008	543	451	32.50	27.06
November 2008	562	489	35.98	29.05
October 2008	586	456	40.82	31.35
September 2008	636	541	45.81	37.25
August 2008	625	570	47.25	43.51

REED ELSEVIER NV

The Reed Elsevier NV ordinary shares are quoted on Euronext Amsterdam NV and the New York Stock Exchange. Euronext Amsterdam NV is the principal trading market for Reed Elsevier NV ordinary shares. Trading on the New York Stock Exchange is in the form of ADSs, evidenced by ADRs issued by The Bank of New York, as depositary. Each ADS represents two Reed Elsevier NV ordinary shares.

The table below sets forth, for the periods indicated, the high and low closing middle market quotations for the Reed Elsevier NV Ordinary Shares on Euronext Amsterdam NV as derived from the *Officiële Prijscourant* of Euronext Amsterdam NV and the high and low last reported sales prices in US dollars for the Reed Elsevier NV ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Datastream International Ltd.

	€ per ordinary share		US dollars per ADS	
Calendar Periods	**High**	**Low**	**High**	**Low**
2008	13.69	7.72	39.61	20.73
2007	14.89	11.49	40.49	33.20
2006	13.72	11.08	35.25	26.72
2005	11.91	10.03	31.06	26.25
2004	12.19	9.61	29.16	24.55
2008				
Fourth Quarter	10.97	7.72	30.00	20.73
Third Quarter	11.63	9.66	34.22	28.20
Second Quarter	12.71	10.54	39.54	32.95
First Quarter	13.69	11.45	39.61	33.81
2007				
Fourth Quarter	13.65	11.49	39.81	34.08
Third Quarter	14.70	12.50	40.49	33.85
Second Quarter	14.89	13.40	40.14	35.94
First Quarter	14.51	12.60	38.25	33.20
Month				
February 2009 (through February 18, 2009)	9.17	8.51	23.55	21.62
January 2009	9.34	8.42	25.05	22.23
December 2008	9.30	7.72	24.11	20.73
November 2008	10.46	8.86	27.10	21.41
October 2008	10.97	7.94	30.00	21.33
September 2008	11.63	10.13	33.44	28.20
August 2008	11.43	10.59	34.22	31.91

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

REED ELSEVIER PLC

A summary of Reed Elsevier PLC's equity capital structure and related summary information concerning provisions of its Memorandum and Articles of Association and applicable English law as at March 2001 is incorporated by reference from the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001. Since March 2001 a number of amendments have been made to the Articles of Association. A summary of those changes is incorporated by reference from the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003. Being summaries, they do not contain all the information that may be important to you, and they are qualified in their entirety by reference to the UK Companies Act 1985 and the Reed Elsevier PLC Memorandum and Articles of Association. For more complete information, you should read Reed Elsevier PLC's Memorandum and Articles of Association. A copy of Reed Elsevier PLC's Memorandum and Articles of Association is included as an exhibit to this Form 20-F — see "Item 19: Exhibits" on page S-1.

Changes to Articles of Association since March 2008

At the 2008 Annual General Meeting of its shareholders, Reed Elsevier PLC shareholders approved new Articles of Association, primarily to implement the phased introduction of the UK Companies Act 2006. The main changes to the Articles of Association were:

(a)   the new Articles formalise the company's power to hold its own shares as treasury shares;

(b)   the provisions dealing with the convening of general meetings of shareholders and the length of the notice required have been amended to conform with the UK Companies Act 2006;

(c)   the provisions dealing with the time limits for appointment or termination of appointment of a proxy, the appointment of multiple proxies and corporate representations and the method of voting by proxies have been amended to conform with the UK Companies Act 2006;

(d)   new provisions have been included to enable the company to communicate with its shareholders by electronic and / or website communications;

(e)   the new Articles reflect the widened scope of the powers of the company to indemnify directors; and

(f)   in compliance with the UK Companies Act 2006, the new Articles contain provisions for dealing with directors' conflicts of interest.

The amendments (a) — (e) were implemented on April 23, 2008 and amendment (f) was implemented on October 1, 2008.

REED ELSEVIER NV

A summary of Reed Elsevier NV's equity capital structure and related summary information concerning provisions of its Articles of Association and applicable Dutch law as at March 2001 is incorporated by reference from the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001. At the 2002, 2005 and 2007 Annual General Meetings of Shareholders a number of amendments were approved to the Articles of Association. Summaries of these amendments are incorporated by reference from the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003, the 2005 Annual Report on Form 20-F filed with the SEC on March 16, 2006 and the 2007 Annual Report on Form 20-F filed with the SEC on March 20, 2008. Being summaries, they do not contain all the information that may be important to you, and they are qualified in their entirety by reference to Dutch law and the Articles of Association of Reed Elsevier NV. For more complete information you should read Reed Elsevier NV's Articles of Association. A copy of Reed Elsevier NV's Articles of Association is incorporated by reference from the 2007 Annual Report on Form 20-F filed with the SEC on March 20, 2008 — see "Item 19: Exhibits" on page S-1.

MATERIAL CONTRACTS

On May 4, 2007 Reed Elsevier Group plc entered into a sale and purchase agreement with Pearson plc for the sale of its Harcourt Assessment and Harcourt Education International businesses. The sale completed in stages as regulatory approvals were received in each jurisdiction, with the final completion on January 30, 2008.

On July 16, 2007 Reed Elsevier Group plc entered into a sale and purchase agreement with Houghton Mifflin Riverdeep Group for the sale of its Harcourt US Schools Education business. Following receipt of regulatory approvals, the transaction closed on December 12, 2007.

On September 19, 2008 Reed Elsevier Group plc completed the acquisition by merger of ChoicePoint, Inc. ("ChoicePoint"), a Georgia corporation that provides data, analytics, software and other business information services to insurance companies and other background screening and authentication services, pursuant to an Agreement and Plan of Merger dated February 20, 2008.

Copies of the respective sales and purchase agreements and merger agreement are incorporated by reference from the 2007 Annual Report on Form 20-F filed with the SEC on March 20, 2008 — see "Item 19: Exhibits" on page S-1.

EXCHANGE CONTROLS

There is currently no UK or Dutch legislation restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of, respectively, Reed Elsevier PLC ordinary shares who are non-residents of the United Kingdom and Reed Elsevier NV ordinary shares who are non-residents of the Netherlands.

There are no limitations relating only to non-residents of the United Kingdom under UK law or Reed Elsevier PLC's Memorandum and Articles of Association on the right to be a holder of, and to vote, Reed Elsevier PLC ordinary shares, or to non-residents of the Netherlands under Dutch law or Reed Elsevier NV's Articles of Association on the right to be a holder of, and to vote, Reed Elsevier NV ordinary shares.

TAXATION

The following discussion is a summary under present law and tax authority practice of the material UK, Dutch and US federal income tax considerations relevant to the purchase, ownership and disposal of Reed Elsevier PLC ordinary shares or ADSs and Reed Elsevier NV ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks, dealers or traders in securities or currencies, insurance companies, tax-exempt entities, partnerships or other pass-through entities for US federal income tax purposes, holders of 10% or more of Reed Elsevier PLC or Reed Elsevier NV voting shares, persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, persons that are resident or ordinarily resident in the UK (or who have ceased to be resident or ordinarily resident within the past five years of assessment) and persons that are resident in the Netherlands. The summary also does not discuss the US federal alternative minimum tax or the tax laws of particular states or localities in the US.

This summary does not consider your particular circumstances. It is not a substitute for tax advice. **We urge you to consult your own independent tax advisors about the income, capital gains and/or transfer tax consequences to you in light of your particular circumstances of purchasing, holding and disposing of ordinary shares or ADSs.**

As used in this discussion, "US holder" means a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes: (i) an individual US citizen or resident, (ii) a corporation, partnership or other business entity created or organised under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust (a) that is subject to the control of one or more US persons and the primary supervision of a US court, or (b) that has a valid election in effect under US Treasury regulations to be treated as a US person or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

UK Taxation

Dividends

Under current UK taxation legislation, no tax is required to be withheld at source from dividends paid on the Reed Elsevier PLC ordinary shares or ADSs.

Capital Gains

You may be liable for UK taxation on capital gains realised on the disposal of your Reed Elsevier PLC ordinary shares or ADSs if at the time of the disposal you carry on a trade, profession or vocation in the United Kingdom through a branch or agency, or in the case of a company a permanent establishment, and such ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch, agency or permanent establishment.

UK Stamp Duty and Stamp Duty Reserve Tax

UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of Reed Elsevier PLC ordinary shares to the depositary in exchange for Reed Elsevier PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT of 1.5% would be applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money's worth; or (iii) the value of the ordinary shares in any other case.

Provided that the relevant instrument of transfer is not executed in the UK and remains outside the UK, no UK stamp duty will be payable on the acquisition or subsequent transfer of Reed Elsevier PLC ADSs. An agreement to transfer Reed Elsevier PLC ADSs will not give rise to a liability to SDRT.

A transfer of Reed Elsevier PLC ordinary shares by the depositary to an ADS holder where there is no transfer of beneficial ownership will be exempt from UK stamp duty.

Purchases of Reed Elsevier PLC ordinary shares, as opposed to ADSs, will generally give rise to UK stamp duty or SDRT at the time of transfer or agreement to transfer, normally at the rate of 0.5% of the amount payable for the ordinary shares. SDRT and UK stamp duty are usually paid by the purchaser. If the ordinary shares are later transferred to the depositary, additional UK stamp duty or SDRT will normally be payable as described above.

Dutch Taxation

Withholding tax

Dividends distributed to you by Reed Elsevier NV are normally subject to a withholding tax imposed by the Netherlands at a rate of 15%, which rate equals the rate of tax that the Netherlands is generally allowed to levy under the US-Netherlands income tax treaty. As a consequence, no administrative procedures for a partial relief at source from or a refund of Dutch dividend withholding tax need be complied with in respect of dividend distributions by Reed Elsevier NV. Dividends include, among other things, stock dividends unless the dividend is distributed out of recognised paid-in share premium for Dutch tax purposes.

Taxation of dividends and capital gains

You will not be subject to any Dutch taxes on dividends distributed by Reed Elsevier NV (other than the withholding tax described above) or any capital gain realised on the disposal of Reed Elsevier NV ordinary shares or ADSs provided that (i) the Reed Elsevier NV ordinary shares or ADSs are not attributable to an enterprise or an interest in an enterprise that you carry on, in whole or part through a permanent establishment or a permanent representative in the Netherlands, (ii) you do not have a substantial interest or a deemed substantial interest in Reed Elsevier NV (generally, 5% or more of either the total issued and outstanding capital or the issued and outstanding capital of any class of shares) or, if you have such an interest, it forms part of the assets of an enterprise, and (iii) if you are an individual, such dividend or capital gain from your Reed Elsevier NV ordinary shares or ADSs does not form benefits from miscellaneous activities *("resultaat uit overige werkzaamheden")* in the Netherlands. From January 1, 2009, benefits from miscellaneous activities in the Netherlands include income and gains derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a "lucrative interest") that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person) in the Netherlands, whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

US Federal Income Taxation

Holders of the ADSs generally will be treated for US federal income tax purposes as owners of the ordinary shares represented by the ADSs. Accordingly deposits or withdrawals of ordinary shares for ADSs will not be subject to US federal income tax.

Dividends

Dividends on Reed Elsevier PLC ordinary shares or ADSs or Reed Elsevier NV ordinary shares or ADSs (including any Dutch tax withheld) will generally be included in your gross income as ordinary income from foreign sources. The dollar amount recognised on receiving a dividend in pounds sterling or euros will be based on the exchange rate in effect on the date the depositary receives the dividend, or in the case of ordinary shares on the date you receive the dividend, as the case may be, whether or not the payment is converted into US dollars at that time. Any gain or loss recognised on a subsequent conversion of pounds sterling or euros for a different amount will be US source ordinary income or loss. Dividends received will not be eligible for the dividends-received deduction available to corporations.

With respect to US holders who are individuals, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the United States. United States Treasury Department guidance indicates that the United Kingdom is a country with which the United States has a treaty in force that meets these requirements, and Reed Elsevier PLC believes it is eligible for the benefits of this treaty. Additionally, the same guidance indicates that the Netherlands is also a country with which the United States has a treaty in force that meets the above requirements, and Reed Elsevier NV believes it is eligible for the benefits of this treaty. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the US Internal Revenue Code of 1986, as amended, will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. US holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

Subject to certain conditions and limitations, foreign withholding taxes on dividends may be treated as foreign taxes eligible for credit against your US federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the US and will generally constitute passive category income. Further, in certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on the dividends on the ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Individuals that elect to treat the dividend income as 'investment income' pursuant to section 163(d)(4) of the Internal Revenue Code may take into account for foreign tax credit limitation purposes only the portion of the dividend effectively taxed at the highest applicable marginal rate.

Dispositions

You will recognise a gain or loss on the sale or other disposition of ordinary shares or ADSs in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realised. The gain or loss generally will be capital gain or loss. It will be long term capital gain or loss if you have held the ordinary shares or ADSs for more than one year at the time of sale or other disposition. Long term capital gains of individuals are eligible for reduced rates of taxation. Deductions for capital losses are subject to limitations. Any gain or loss you recognise generally will be treated as income from US sources for foreign tax credit limitation purposes.

If you receive pounds sterling or euros on the sale or other disposition of your ordinary shares or ADSs, you will realise an amount equal to the US dollar value of the pounds sterling or euros on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, if the ordinary shares or ADSs are traded on an established securities market, the settlement date for the sale or other disposition). You will have a tax basis in the pounds sterling or the euros that you receive equal to the US dollar amount received. Any gain or loss realised by a US holder on a subsequent conversion of pounds sterling or euros into US dollars will be US source ordinary income or loss.

Information Reporting and Backup Withholding Tax

Dividends from ordinary shares or ADSs and proceeds from the sale of the ordinary shares or ADSs may be reported to the Internal Revenue Service ("IRS") unless the shareholder is a corporation or other exempt recipient. A backup withholding tax may apply to such amounts unless the shareholder (i) is a corporation, (ii) provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules, or (iii) otherwise establishes a basis for exemption. The amount of any backup withholding tax will be allowed as a credit against the holder's US federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS.

DOCUMENTS ON DISPLAY

You may read and copy documents referred to in this annual report that have been filed with the SEC at the SEC's public reference room located at 100 F Street NE, Washington, DC 20549-2521. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Reed Elsevier's primary market risks are to changes in interest rates and exchange rates as well as liquidity and credit risk.

Net finance costs are exposed to interest rate fluctuations on borrowings, cash and cash equivalents. Upward fluctuations in interest rates increase the interest cost of floating rate borrowings whereas downward fluctuations in interest rates decrease the interest return on floating rate cash and cash equivalents. Interest expense payable on fixed rate borrowings is protected against upward fluctuations in interest rates but does not benefit from downward fluctuations. Reed Elsevier companies engage in foreign currency denominated transactions and are therefore subject to exchange rate risk on such transactions.

Reed Elsevier manages a portfolio of long term debt, short term debt and committed bank facilities to support its capital structure and is exposed to the risk that relevant markets are closed and debt cannot be refinanced on a timely basis. In addition, the credit spread at which Reed Elsevier borrows is exposed to changes in market liquidity and investor demand. Following the recent turbulence in debt capital markets and the subsequent lack of liquidity, credit spreads applicable to new banking facilities and term debt issuance by Reed Elsevier have increased substantially and finance costs will increase accordingly. Reed Elsevier manages these risks by maintaining a range of borrowing facilities and debt programmes with a maturity profile to facilitate refinancing as described on pages 34 to 36 of Item 5: Operating and Financial Review and Prospects: Liquidity and Capital Resources - Reed Elsevier.

Reed Elsevier has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. In addition, it has a credit risk from the potential non-performance by counterparties to the derivative financial instruments described below, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with them. Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A by Standard and Poor's, Moody's or Fitch.

Management of Interest Rate Risk and Foreign Exchange Rate Risk

Reed Elsevier seeks to limit its risk to interest and exchange rates by means of derivative financial instruments, including interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts. Reed Elsevier only enters into derivative financial instruments to hedge (or reduce) the underlying risks described above, and therefore has no net market risk on derivative financial instruments held at the end of the year.

Reed Elsevier enters into interest rate swaps in order to achieve an appropriate balance between fixed and variable rate borrowings, cash and cash equivalents. They are used to hedge the effects of fluctuating interest rates on variable rate borrowings, cash and cash equivalents by allowing Reed Elsevier to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, cash equivalents or borrowings being hedged. They are also used to swap fixed interest rates payable on long term borrowings for a variable rate. Such swaps may be used to swap a whole fixed rate bond for variable rate or they may be used to swap a portion of the period or a portion of the principal amount for the variable rate.

Forward swaps and forward rate agreements are entered into to hedge interest rate exposures known to arise at a future date. These exposures may include new borrowings or cash deposits to be entered into at a future date or future rollovers of existing borrowings or cash deposits. Interest exposure arises on future, new and rollover borrowings and cash deposits because interest rates can fluctuate between the time a decision is made to enter into such transactions and the time those transactions are actually entered into. The purpose of forward swaps and forward rate agreements is to fix the interest cost on future borrowings or interest return on cash investments at the time it is known such a transaction will be entered into. The fixed interest rate, the floating rate index (if applicable) and the time period covered by forward swaps and forward rate agreements are known at the time the agreements are entered into. The use of forward swaps and forward rate agreements is limited to hedging activities; consequently no trading position results from their use. The impact of forward swaps and forward rate agreements is the same as interest rate swaps. Similarly, Reed Elsevier utilises forward foreign exchange contracts to hedge the effects of exchange rate movements on its foreign currency revenue and operating costs.

Interest rate options protect against fluctuating interest rates by enabling Reed Elsevier to fix the interest rate on a notional principal amount of borrowings or cash deposits (in a similar manner to interest rate swaps and forward rate agreements) whilst at the same time allowing Reed Elsevier to improve the fixed rate if the market moves in a certain way. Reed Elsevier uses interest rate options from time to time when it expects interest rates to move in its favour but it is deemed imprudent to leave the interest rate risk completely unhedged. In such cases, Reed Elsevier may use an option to lock in at certain rates whilst at the same time maintaining some freedom to benefit if rates move in its favour.

Reed Elsevier's net finance cost is also exposed to changes in the fair value of interest rate and foreign exchange derivatives which are not part of a designated hedging relationship under IAS39 — Financial Instruments, and to ineffectiveness that may arise on designated hedging relationships. Reed Elsevier manages these risks by designating derivatives in a highly effective hedging relationship unless the potential change in their fair value is deemed to be insignificant.

Derivative financial instruments are utilised to hedge (or reduce) the risks of interest rate or exchange rate movements and are not entered into unless such risks exist. Derivatives utilised, while appropriate for hedging a particular kind of risk, are not considered specialised or high-risk and are generally available from numerous sources.

Sensitivity Analysis

The following analysis sets out the sensitivity of the fair value of Reed Elsevier's financial instruments to selected changes in interest rates and exchange rates. The range of changes represents Reed Elsevier's view of the changes that are reasonably possible over a one year period.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2008. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.

Reed Elsevier's use of financial instruments and its accounting policies for financial instruments are described more fully in notes 2 and 20 to the combined financial statements.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2008 with all other variables held constant.

	Fair Value December 31, 2008	Fair Value Change		Fair Value December 31, 2007	Fair Value Change	
Financial Instrument		+100 basis points	−100 basis points		+100 basis points	−100 basis points
	(In millions)			(In millions)		
Short term borrowings	£ (446)	£ —	£ —	£ (753)	£ —	£ —
Long term borrowings (including current portion)	(5,853)	167	(197)	(2,508)	109	(121)
Interest rate swaps (swapping fixed rate debt to floating)	41	(15)	16	170	(43)	48
Interest rate swaps (swapping floating rate debt to fixed)	(88)	38	(39)	(8)	11	(10)

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2008, 52% of gross borrowings (equivalent to 56% of net borrowings) are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £25 million (2007: £7 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2008. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £25 million (2007: £7 million).

After taking additional account of $1.6 billion of term debt issued in January 2009, 69% of gross borrowings (equivalent to 74% of net borrowings) are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options, and a 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £15 million. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £15 million.

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2008 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a – 10% change indicates a weakening of the currency against sterling.

Financial Instrument	Fair Value December 31, 2008	Fair Value Change		Fair Value December 31, 2007	Fair Value Change	
		+10%	−10%		+10%	−10%
	(In millions)			(In millions)		
Cash and cash equivalents..	£ 375	£ 39	£ (32)	£2,467	£143	£ (118)
Short term borrowings	(446)	(49)	41	(753)	(82)	68
Long term borrowings (including current portion).	(5,853)	(606)	496	(2,508)	(234)	192
Interest rate swaps (including cross currency interest rate swaps)	(37)	(4)	3	162	18	(15)
Forward foreign exchange contracts	(145)	(61)	61	26	(34)	34

A 10% change in foreign currency exchange rates would not result in a material change to the fair value of other financial instruments.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Reed Elsevier is required to comply with applicable US regulations, including the Sarbanes-Oxley Act, insofar as they apply to foreign private issuers. Accordingly, Reed Elsevier PLC and Reed Elsevier NV have established a Disclosure Committee comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers appointed by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

Management's Annual Report on Internal Control over Financial Reporting

In accordance with Section 404 of the Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a — 15(f) and 15d — 15(f) under the Exchange Act, as amended. Reed Elsevier's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Reed Elsevier's financial statements would be prevented or detected.

Reed Elsevier management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV were effective as of December 31, 2008.

Deloitte LLP and Deloitte Accountants BV, who have audited the financial statements of Reed Elsevier PLC and Reed Elsevier NV respectively for the fiscal year ended December 31, 2008 have audited the effectiveness of internal control over financial reporting, their reports in respect of the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV are included herein as exhibits (see "Item 19: Exhibits" on page S-1).

Certifications by the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (see "Item 19: Exhibits" on page S-1).

Internal Controls over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV, have reviewed whether or not during the period covered by the annual report, there have been any changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Based on that review, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV have concluded that there have been no such material changes.

An outline of the internal control structure is set out below.

Parent companies

The boards of Reed Elsevier PLC and Reed Elsevier NV exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC and Reed Elsevier NV have each adopted a schedule of matters which are required to be brought to them for decision. In relation to Reed Elsevier Group plc and Elsevier Reed Finance BV, the boards of Reed Elsevier PLC and Reed Elsevier NV approve the strategy and the annual budgets, and receive regular reports on the operations, including the treasury and risk management activities of the two companies. Major transactions proposed by the boards of Reed Elsevier Group plc or Elsevier Reed Finance BV require the approval of the boards of both Reed Elsevier PLC and Reed Elsevier NV.

The Reed Elsevier PLC and Reed Elsevier NV Audit Committees meet on a regular basis to review the systems of internal control and risk management of Reed Elsevier Group plc and Elsevier Reed Finance BV.

Operating companies

The board of Reed Elsevier Group plc is responsible for the system of internal control of the Reed Elsevier publishing and information businesses, while the boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV are also responsible for reviewing the effectiveness of their system of internal control.

The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. This process has been in place throughout the year ended December 31, 2008 and up to the date of the approvals of this annual report.

Reed Elsevier Group plc

Reed Elsevier Group plc has an established framework of procedures and internal controls, with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control which are appropriate to the nature and scale of their activities and address all significant operational and financial risks that they face. The board of Reed Elsevier Group plc has adopted a schedule of matters that are required to be brought to it for decision.

Reed Elsevier Group plc has a Code of Ethics and Business Conduct that provides a guide for achieving its business goals and requires officers and employees to behave in an open, honest, ethical and principled manner. The code also outlines confidential procedures enabling employees to report any concerns about compliance or about Reed Elsevier's financial reporting practice.

Each division has identified and evaluated its major risks, the controls in place to manage those risks and the level of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The major risks identified include business continuity, protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel. Further detail on the principal risks facing Reed Elsevier is set out on pages 7 to 10.

The major strategic risks facing the Reed Elsevier Group plc businesses are considered by the board. During 2008, Reed Elsevier appointed a Chief Risk Officer whose responsibilities include providing regular reports to the Board and Audit Committee. Working closely with divisional and business management and with the central functions, the role of the Chief Risk Officer is to ensure that Reed Elsevier is managing its business risks effectively and in a coordinated manner across the business with clarity on the respective responsibilities and interdependencies. Litigation and other legal and regulatory matters are managed by legal directors in Europe and the United States.

The Reed Elsevier Group plc Audit Committee receives regular reports on the management of material risks and reviews these reports. The Audit Committee also receives regular reports from both internal and external auditors on internal control and risk management matters. In addition, each division is required, at the end of the financial year, to review the effectiveness of internal controls and risk management and report its findings on a detailed basis to the management of Reed Elsevier Group plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of Reed Elsevier Group plc. The Chairman of the Audit Committee reports to the board on any significant internal control matters arising.

Elsevier Reed Finance BV

Elsevier Reed Finance BV has established policy guidelines, which are applied for all Elsevier Reed Finance BV companies. The boards of Elsevier Reed Finance BV have adopted schedules of matters that are required to be brought to them for decision. Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The major risks affecting the finance group have been identified and evaluated and are subject to regular review. The controls in place to manage these risks and the level of residual risk accepted are monitored by the boards. The internal control system of the Elsevier Reed Finance BV group is reviewed each year by the external auditors.

Audit Committees

Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV have established Audit Committees which comprise only non-executive directors, all of whom are independent. The Audit Committees, which meet regularly, are chaired by Lord Sharman, the other members being David Reid and Lisa Hook.

The main roles and responsibilities of the Audit Committees in relation to the respective companies are set out in written terms of reference and include:

(i)   to monitor the integrity of the financial statements of the company, and any formal announcements relating to the company's financial performance, reviewing significant financial reporting judgements contained in them;

(ii)   to review the company's internal financial controls and the company's internal control and risk management systems;

(iii)   to monitor and review the effectiveness of the company's internal audit function;

(iv)   to make recommendations to the board, for it to put to the shareholders for their approval in general meetings, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

(v)   to review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements; and

(vi) to develop and recommend policy on the engagement of the external auditor to supply non audit services, taking into account relevant ethical guidance regarding the provision of non audit services by the external audit firm, and to monitor compliance.

The Audit Committees report to the respective boards on their activities identifying any matters in respect of which they consider that action or improvement is needed and making recommendations as to the steps to be taken.

The Reed Elsevier Group plc Audit Committee fulfils this role in respect of the publishing and information operating business. The functions of an audit committee in respect of the financing activities are carried out by the Supervisory Board of Elsevier Reed Finance BV. The Reed Elsevier PLC and Reed Elsevier NV Audit Committees fulfil their roles from the perspective of the parent companies and both Committees have access to the reports to and the work of the Reed Elsevier Group plc Audit Committee and the Elsevier Reed Finance BV Supervisory Board in this respect.

The Audit Committees have explicit authority to investigate any matters within their terms of reference and have access to all resources and information that they may require for this purpose. The Audit Committees are entitled to obtain legal and other independent professional advice and have the authority to approve all fees payable to such advisers.

A copy of the terms of reference of each Audit Committee is published on the Reed Elsevier website, www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

Compliance with New York Stock Exchange Corporate Governance Rules

Reed Elsevier PLC and Reed Elsevier NV, as companies listed on the New York Stock Exchange (the "NYSE"), are subject to the listing requirements of the NYSE and the rules of the U.S. Securities and Exchange Commission (the "SEC"). We also continually monitor our compliance with the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to non-U.S. issuers.

In November 2003, the SEC approved new corporate governance standards for companies that are listed on the NYSE. As a non-US issuer, Reed Elsevier is only required to comply with certain of the NYSE corporate governance rules and is in compliance with all applicable rules. The NYSE's rules also require disclosure of any significant ways in which our corporate governance practices differ from those required of US companies under the NYSE listing standards.

Reed Elsevier follows UK corporate governance practice, which does not differ significantly from the NYSE corporate governance standards for foreign issuers. We also follow Dutch corporate governance practice. We believe that our corporate governance practices do not differ in any significant way from those required to be followed by US companies under the NYSE corporate governance listing standards, except that the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV is not composed entirely of independent directors as defined by the NYSE.

The NYSE listing standards provide that US companies must have a nominating/corporate governance committee composed entirely of independent directors and with a written charter that addresses the committee's purpose and responsibilities which, at a minimum, must be to identify individuals qualified to become board members, develop and recommend to the board a set of corporate governance principles and to oversee the evaluation of the board and management.

Reed Elsevier PLC and Reed Elsevier NV have a joint Nominations Committee and a joint Corporate Governance Committee. The written terms of reference adopted by the Reed Elsevier PLC and the Reed Elsevier NV boards for these committees specify purposes and responsibilities that correspond to those of a US company's nominating/corporate governance committee under the NYSE's listing standards. The Nominations Committee is made up of four independent directors plus the Chief Executive Officer. The Corporate Governance Committee is made up of seven independent directors.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Each of Reed Elsevier PLC and Reed Elsevier NV has an Audit Committee, the members of which are identified in "Item 15: Controls and Procedures". The members of the Board of Directors of Reed Elsevier PLC and members of the Supervisory Board of Reed Elsevier NV, respectively, have determined that each of their respective Audit Committees contains at least one Audit Committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission ("SEC"). The Audit Committee financial experts serving on the Reed Elsevier PLC and the Reed Elsevier NV Audit Committees are Lord Sharman and David Reid.

ITEM 16B: CODES OF ETHICS

Reed Elsevier has adopted a code of ethics (Code of Ethics and Business Conduct) that applies to all directors, officers and employees, and an additional separate code of ethics (Code for Senior Officers) that also applies to the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV and the Group Financial Controller of Reed Elsevier Group plc. Both these codes of ethics are available on the Reed Elsevier website, www.reedelsevier.com. The information on our website is not incorporated by reference into this report.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountants, Deloitte LLP, Deloitte Accountants BV, the member firms of Deloitte Touche Tohmatsu and their respective affiliates, for the two years ended December 31, 2008 were as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(in millions)	
Audit fees	£4.8	£3.9
Audit related fees	1.5	0.9
Tax fees	0.6	0.6
All other fees	—	—
Total	£6.9	£5.4

Auditors' remuneration includes £1.5 million (2007: £0.9 million) for audit related services, comprising £1.3 million (2007: £0.7 million) relating to due diligence and other transaction related services and £0.2 million (2007: £0.2 million) for other audit related services such as royalty audits. Tax fees of £0.6 million (2007: £0.6 million) relate to tax compliance and advisory work.

The Audit Committees of Reed Elsevier PLC and Reed Elsevier NV have adopted policies and procedures for the pre-approval of audit and non audit services provided by the auditors. These policies and procedures are summarised below.

The terms of engagement and scope of the annual audit of the financial statements are agreed by the respective Audit Committees in advance of the engagement of the auditors in respect of the annual audit. The audit fees are approved by the Audit Committee.

The auditors are not permitted to provide non audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non audit services only to the extent that their skills and experience make them a logical supplier of the services. The respective Audit Committees must pre-approve the provision of all non audit services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. The respective Audit Committees have pre-approved non audit services in respect of individual assignments for permitted services that meet certain criteria. Assignments outside these parameters must be specifically pre-approved by the Audit Committee in advance of commissioning the work. Aggregate non audit fees must not exceed the annual audit fee in any given year, unless approved in advance by the Audit Committees.

All of the audit and non audit services carried out in the year ended December 31, 2008 were pre-approved under the policies and procedures summarised above.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Reed Elsevier Group plc Employee Benefit Trust ("EBT") has made the following share purchases to satisfy obligations under the Reed Elsevier share option schemes. All purchases were made in open market transactions.

Period	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares	
	Total number of shares purchased	Average price paid per share £	Total number of shares purchased	Average price paid per share €
January 1, 2008 to January 31, 2008	2,426,976	£5.94	1,229,592	€8.88
February 1, 2008 to February 29, 2008	2,200,000	6.33	1,400,000	9.31
April 1, 2008 to April 30, 2008	582,340	6.64	264,731	9.94
Total	**5,209,316**	**£6.18**	**2,894,323**	**€9.18**

Reed Elsevier PLC and Reed Elsevier NV have made the following share purchases in this year. All purchases were made in open market transactions.

Period	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares	
	Total number of shares purchased	Average price paid per share £	Total number of shares purchased	Average price paid per share €
February 1, 2008 to February 29, 2008	500,000	£6.41	325,000	€12.36
March 1, 2008 to March 31, 2008	1,465,000	6.31	950,000	12.08
April 1, 2008 to April 30, 2008	600,000	6.44	400,000	12.22
May 1, 2008 to May 31, 2008	300,000	6.59	175,000	12.54
June 1, 2008 to June 30, 2008	300,000	5.85	200,000	10.89
Total	**3,165,000**	**£6.33**	**2,050,000**	**€12.07**

PART III

ITEM 17: FINANCIAL STATEMENTS

The Registrants have responded to Item 18 in lieu of responding to this Item.

ITEM 18: FINANCIAL STATEMENTS

Financial Statements filed as part of this annual report

The following financial statements and related schedules, together with reports of independent registered public accounting firms thereon, are filed as part of this annual report:

	Page
Index to Financial Statements	F-1
Reed Elsevier Combined Financial Statements	F-3
Report of Independent Registered Public Accounting Firm	F-5
Combined Income Statement for the year ended December 31, 2008	F-6
Combined Cash Flow Statement for the year ended December 31, 2008	F-7
Combined Balance Sheet as at December 31, 2008	F-8
Combined Statement of Recognised Income and Expense for the year ended December 31, 2008	F-9
Combined Reconciliation of Shareholders' Equity for the year ended December 31, 2008	F-9
Notes to the Combined Financial Statements	F-10
Reed Elsevier PLC Consolidated Financial Statements	F-55
Report of Independent Registered Public Accounting Firm	F-56
Consolidated Income Statement for the year ended December 31, 2008	F-57
Consolidated Cash Flow Statement for the year ended December 31, 2008	F-58
Consolidated Balance Sheet as at December 31, 2008	F-59
Consolidated Statement of Recognised Income and Expense for the year ended December 31, 2008	F-60
Consolidated Reconciliation of Shareholders' Equity for the year ended December 31, 2008	F-60
Notes to the Consolidated Financial Statements	F-61
Reed Elsevier NV Consolidated Financial Statements	F-69
Report of Independent Registered Public Accounting Firm	F-70
Consolidated Income Statement for the year ended December 31, 2008	F-71
Consolidated Cash Flow Statement for the year ended December 31, 2008	F-72
Consolidated Balance Sheet as at December 31, 2008	F-73
Consolidated Statement of Recognised Income and Expense for the year ended December 31, 2008	F-74
Consolidated Reconciliation of Shareholders' Equity for the year ended December 31, 2008	F-74
Notes to the Consolidated Financial Statements	F-75
Glossary of Terms	F-84

THIS PAGE INTENTIONALLY BLANK

REED ELSEVIER
COMBINED FINANCIAL STATEMENTS

THIS PAGE INTENTIONALLY BLANK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC and to the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the accompanying combined balance sheets of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together "the combined businesses") as of December 31, 2008 and 2007, and the related combined statements of income, cash flow, recognised income and expense and reconciliation of shareholders' equity for each of the three years in the period ended December 31, 2008. These combined financial statements are the responsibility of the management of Reed Elsevier PLC and Reed Elsevier NV. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the combined businesses as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards ("IFRS") as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the combined businesses internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2009 (see Item 19 — Exhibit 15.4) expressed an unqualified opinion on the combined businesses internal control over financial reporting.

DELOITTE LLP
London, England
February 18, 2009

DELOITTE ACCOUNTANTS B.V.
Amsterdam, The Netherlands
February 18, 2009

REED ELSEVIER
COMBINED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2008

	Note	2008 £m	2007 £m	2006 £m
Revenue — continuing operations	3	5,334	4,584	4,509
Cost of sales		(1,916)	(1,624)	(1,602)
Gross profit		3,418	2,960	2,907
Selling and distribution costs		(1,053)	(938)	(925)
Administration and other expenses		(1,482)	(1,150)	(1,163)
Share of results of joint ventures		18	16	18
Operating profit — continuing operations	5	901	888	837
Finance income	10	33	43	21
Finance costs	10	(225)	(182)	(179)
Net finance costs		(192)	(139)	(158)
Disposals and other non operating items	11	(92)	63	(1)
Profit before tax — continuing operations		617	812	678
Taxation	12	(155)	82	(86)
Net profit from continuing operations		462	894	592
Net profit from discontinued operations	4	18	309	33
Net profit for the year		480	1,203	625
Attributable to:				
Parent companies' shareholders		476	1,200	623
Minority interests		4	3	2
Net profit for the year		480	1,203	625

The accompanying notes on pages F-10 to F-54 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2008

	Note	2008 £m	2007 £m	2006 £m
Cash flows from operating activities — continuing operations				
Cash generated from operations	13	1,452	1,218	1,213
Interest paid		(222)	(174)	(172)
Interest received		43	26	12
Tax paid		(215)	(239)	(165)
Net cash from operating activities		1,058	831	888
Cash flows from investing activities — continuing operations				
Acquisitions	13	(2,161)	(327)	(163)
Purchases of property, plant and equipment		(57)	(65)	(68)
Expenditure on internally developed intangible assets		(115)	(80)	(99)
Purchase of investments		(4)	(4)	(9)
Proceeds from disposals of property, plant and equipment		5	4	2
Proceeds from other disposals		8	82	48
Dividends received from joint ventures		23	12	16
Net cash used in investing activities		(2,301)	(378)	(273)
Cash flows from financing activities — continuing operations				
Dividends paid to shareholders of the parent companies		(2,404)	(416)	(371)
(Decrease)/increase in short term bank loans, overdrafts and commercial paper		(407)	111	72
Issuance of other loans		2,373	276	407
Repayment of other loans		(411)	(311)	(337)
Repayment of finance leases		(56)	(12)	(12)
Redemption of debt related derivative financial instrument		62	—	—
Proceeds on issue of ordinary shares		54	177	93
Purchase of treasury shares		(94)	(273)	(285)
Net cash used in financing activities		(883)	(448)	(433)
Net cash (used in)/from discontinued operations	4	(48)	1,912	57
(Decrease)/increase in cash and cash equivalents		(2,174)	1,917	239
Movement in cash and cash equivalents				
At start of year		2,467	519	296
(Decrease)/increase in cash and cash equivalents		(2,174)	1,917	239
Exchange translation differences		82	31	(16)
At end of year		375	2,467	519

The accompanying notes on pages F-10 to F-54 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED BALANCE SHEET
AS AT DECEMBER 31, 2008

	Note	2008 £m	2007 £m
Non-current assets			
Goodwill	16	4,901	2,462
Intangible assets	17	4,404	2,089
Investments in joint ventures	18	145	116
Other investments	18	49	111
Property, plant and equipment	19	329	239
Net pension assets	8	152	183
Deferred tax assets	21	353	141
		10,333	5,341
Current assets			
Inventories and pre-publication costs	22	348	271
Trade and other receivables	23	1,685	1,148
Derivative financial instruments		76	210
Cash and cash equivalents	13	375	2,467
		2,484	4,096
Assets held for sale	24	49	341
Total assets		12,866	9,778
Current liabilities			
Trade and other payables	25	2,769	1,966
Derivative financial instruments		258	22
Borrowings	26	448	1,127
Taxation		554	752
Provisions	28	79	—
		4,108	3,867
Non-current liabilities			
Borrowings	26	5,694	2,002
Deferred tax liabilities	21	1,525	695
Net pension obligations	8	521	133
Provisions	28	35	21
		7,775	2,851
Liabilities associated with assets held for sale	24	2	84
Total liabilities		11,885	6,802
Net assets		981	2,976
Capital and reserves			
Combined share capitals	30	209	197
Combined share premiums	31	2,529	2,143
Combined shares held in treasury	32	(783)	(619)
Translation reserve	33	(14)	(145)
Other combined reserves	34	(988)	1,389
Combined shareholders' equity		953	2,965
Minority interests		28	11
Total equity		981	2,976

The accompanying notes on pages F-10 to F-54 are an integral part of these combined financial statements

REED ELSEVIER
COMBINED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2008

	Note	2008 £m	2007 £m	2006 £m
Net profit for the year		480	1,203	625
Exchange differences on translation of foreign operations		340	(33)	(244)
Actuarial (losses)/gains on defined benefit pension schemes	8	(347)	224	139
Fair value movements on available for sale investments		(9)	—	3
Fair value movements on cash flow hedges		(243)	3	54
Tax recognised directly in equity	12	156	(50)	(60)
Net (expense)/income recognised directly in equity		(103)	144	(108)
Cumulative exchange differences on disposal of foreign operations		27	148	—
Cumulative fair value movements on disposal of available for sale investments		—	(7)	—
Transfer to net profit from hedge reserve (net of tax)	20	(14)	(20)	(5)
Total recognised income and expense for the year		390	1,468	512
Attributable to:				
Parent companies' shareholders		386	1,465	510
Minority interests		4	3	2
Total recognised income and expense for the year		390	1,468	512

COMBINED RECONCILIATION OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Note	2008 £m	2007 £m	2006 £m
Total recognised net income attributable to the parent companies' shareholders		386	1,465	510
Dividends declared	15	(2,404)	(416)	(371)
Issue of ordinary shares, net of expenses		54	177	93
Increase in shares held in treasury	32	(94)	(273)	(285)
Increase in share based remuneration reserve		46	46	49
Net (decrease)/increase in combined shareholders' equity		(2,012)	999	(4)
Combined shareholders' equity at January 1		2,965	1,966	1,970
Combined shareholders' equity at December 31		953	2,965	1,966

The accompanying notes on pages F-10 to F-54 are an integral part of these combined financial statements

REED ELSEVIER
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. Basis of preparation

The Reed Elsevier combined financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the European Union.

The equalisation agreement between Reed Elsevier PLC and Reed Elsevier NV has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements ("the combined financial statements") represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses").

2. Accounting policies

The Reed Elsevier accounting policies are set out below:

Principles of combination

In preparing the combined financial statements, subsidiaries of Reed Elsevier Group plc and Elsevier Reed Finance BV are accounted for under the purchase method and investments in associates and joint ventures are accounted for under the equity method. All transactions and balances between the combined businesses are eliminated.

On acquisition of a subsidiary, or interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets, acquired. This includes those adjustments made to bring accounting policies into line with those of the combined businesses. The results of subsidiaries sold or acquired are included in the combined financial statements up to or from the date that control passes from or to the combined businesses.

Minority interests in the net assets of the combined businesses are identified separately from combined shareholders' equity. Minority interests consist of the amount of those interests at the date of original acquisition and the minority share of changes in equity since the date of acquisition.

Foreign exchange translation

The combined financial statements are presented in pounds sterling.

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement other than where hedge accounting applies as set out below.

Assets and liabilities of foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items and cash flows of foreign operations are translated at the average exchange rate for the period. Significant individual items of income and expense and cash flows in foreign operations are translated at the rate prevailing on the date of transaction. Exchange differences arising are classified as equity and transferred to the translation reserve. When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Reed Elsevier uses derivative financial instruments, primarily forward contracts, to hedge its exposure to certain foreign exchange risks. Details of Reed Elsevier's accounting policies in respect of derivative financial instruments are set out below.

Revenue

Revenue represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes and sales between the combined businesses.

Revenues are recognised for the various categories of turnover as follows: subscriptions — on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation — on despatch; advertising — on publication or over the period of online display; and exhibitions — on occurrence of the exhibition.

Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on attribution of relative value.

2. Accounting policies – (continued)

Employee benefits

The expense of defined benefit pension schemes and other post-retirement employee benefits is determined using the projected unit credit method and charged in the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of recognised income and expense in the period in which they occur. Past service costs are recognised immediately to the extent that benefits have vested, or, if not vested, on a straight line basis over the period until the benefits vest.

Net pension obligations in respect of defined benefit schemes are included in the balance sheet at the present value of scheme liabilities, less the fair value of scheme assets. Where schemes are in surplus, *i.e.* assets exceed liabilities, the net pension assets are separately included in the balance sheet. Any net pension asset is limited to the extent that the asset is recoverable through reductions in future contributions.

The expense of defined contribution pension schemes and other employee benefits is charged in the income statement as incurred.

Share based remuneration

The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial or Monte Carlo simulation model as appropriate. All Reed Elsevier's share based remuneration is equity settled.

Borrowing costs

All interest on borrowings is expensed as incurred. The cost of issuing borrowings is generally expensed over the life of the borrowings so as to produce a constant periodic rate of charge.

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior years taxable profits, and the movements on deferred tax that are recognised in the income statement.

The tax payable on current year taxable profits is calculated using the applicable tax rates that have been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is not recognised on temporary differences arising in respect of goodwill that is not deductible for tax purposes.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is expected to be settled or the asset realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity. Deferred tax credits in respect of share based remuneration are recognised in equity to the extent that expected tax deductions exceed the related expense.

Goodwill

On the acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill. Goodwill arising on acquisitions also includes amounts corresponding to deferred tax liabilities recognised in respect of acquired intangible assets.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and not subsequently reversed.

On disposal of a subsidiary or business, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

2. Accounting policies – (continued)

Intangible assets

Intangible assets acquired as part of a business combination are stated in the balance sheet at their fair value as at the date of acquisition, less accumulated amortisation. Internally generated intangible assets are stated in the balance sheet at the directly attributable cost of creation of the asset, less accumulated amortisation.

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); editorial content; software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development); contract based assets (e.g. publishing rights, exhibition rights, supply contracts); and other intangible assets. Internally generated intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Intangible assets, other than brands and imprints determined to have indefinite lives, are amortised systematically over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are as follows: market and customer related assets — 3 to 40 years; content, software and other acquired intangible assets — 3 to 20 years; and internally developed intangible assets — 3 to 10 years. Brands and imprints determined to have indefinite lives are not amortised and are subject to an impairment review at least annually.

Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land. Freehold buildings and long leases are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Depreciation is provided on other assets on a straight line basis over their estimated useful lives as follows: leasehold improvements — shorter of life of lease and 10 years; plant — 3 to 20 years; office furniture, fixtures and fittings — 5 to 10 years; computer systems, communication networks and equipment — 3 to 7 years.

Investments

Investments, other than investments in joint ventures and associates, are stated in the balance sheet at fair value. Investments held as part of the venture capital portfolio are classified as held for trading, with changes in fair value reported through the income statement. All other investments are classified as available for sale with changes in fair value recognised directly in equity until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is brought into the net profit or loss for the period. All items recognised in the income statement relating to investments, other than investments in joint ventures and associates, are reported as non operating items.

Available for sale investments and venture capital investments held for trading represent investments in listed and unlisted securities. The fair value of listed securities is determined based on quoted market prices, and of unlisted securities on management's estimate of fair value based on standard valuation techniques, including market comparisons and discounts of future cash flows, having regard to maximising the use of observable inputs and adjusting for risk. Advice from independent valuation experts are used as appropriate.

Investments in joint ventures and associates are accounted for under the equity method and stated in the balance sheet at cost as adjusted for post-acquisition changes in Reed Elsevier's share of net assets, less any impairment in value.

Impairment

At each balance sheet date, reviews are carried out of the carrying amounts of tangible and intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount, which is the higher of value in use and fair value less costs to sell, of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, value in use estimates are made based on the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is any indication that the asset may be impaired.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its net carrying amount, the net carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised immediately in the income statement in administration and other expenses.

Inventories and pre-publication costs

Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overhead, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically reflecting the expected sales profile over the estimated economic lives of the related products, generally up to five years.

2.   Accounting policies – (continued)

Leases

Assets held under leases which confer rights and obligations similar to those attaching to owned assets are classified as assets held under finance leases and capitalised within property, plant and equipment and the corresponding liability to pay rentals is shown net of interest in the balance sheet as obligations under finance leases. The capitalised value of the assets is depreciated on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating lease rentals are charged to the income statement on a straight line basis over the period of the leases. Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and other short term highly liquid investments and are held in the balance sheet at fair value.

Assets held for sale

Assets of businesses that are available for immediate sale in their current condition and for which a sales process has been initiated are classified as assets held for sale, and are carried at the lower of amortised cost and fair value less costs to sell. Non-current assets are not amortised or depreciated following their classification as held for sale. Liabilities of businesses held for sale are also separately classified on the balance sheet.

Discontinued operations

A discontinued operation is a component of the combined businesses that represent a separate major line of business or geographical area of operations that has been disposed of or is held for sale. When an operation is classified as discontinued, the comparative income and cash flow statements are re-presented as if the operation had been discontinued from the start of the comparative period.

Financial instruments

Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, provisions, borrowings and derivative financial instruments.

Investments (other than investments in joint ventures and associates) are classified as either held for trading or available for sale, as described above.

Trade receivables are carried in the balance sheet at invoiced value less allowance for estimated irrecoverable amounts. Irrecoverable amounts are estimated based on the ageing of trade receivables, experience and circumstance.

Borrowings (other than fixed rate borrowings in designated hedging relationships and for which the carrying value is adjusted to reflect changes in the fair value of the hedged risk), payables, accruals and provisions are recorded initially at fair value and subsequently at amortised cost.

Derivative financial instruments are used to hedge interest rate and foreign exchange risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised (net of tax) directly in equity in the hedge reserve. If a hedged firm commitment or forecasted transaction results in the recognition of a non financial asset or liability, then, at the time that the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss. Any ineffective portion of hedges is recognised immediately in the income statement.

Derivative financial instruments that are not designated as hedging instruments are classified as held for trading and recorded in the balance sheet at fair value, with changes in fair value recognised in the income statement.

Where an effective hedge is in place against changes in the fair value of fixed rate borrowings, the hedged borrowings are adjusted for changes in fair value attributable to the risk being hedged with a corresponding income or expense included in the income statement within finance costs. The offsetting gains or losses from remeasuring the fair value of the related derivatives are also recognised in the income statement within finance costs. When the related derivative expires, is sold or terminated, or no longer qualifies for hedge accounting, the cumulative change in fair value of the hedged borrowing is amortised in the income statement over the period to maturity of the borrowings using the effective interest method.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts represent the replacement costs calculated using market rates of interest and exchange. The fair value of long term borrowings is calculated by discounting expected future cash flows at market rates.

2. Accounting policies – (continued)

Cash flow hedge accounting is discontinued when a hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is either retained in equity until the firm commitment or forecasted transaction occurs, or, where a hedged transaction is no longer expected to occur, is immediately credited or expensed in the income statement.

On adoption of IAS39 — Financial Instruments, adjustments were made either to the carrying value of hedged items or to equity, as appropriate, to reflect the differences between the previous UK GAAP carrying values of financial instruments and their carrying values required to be reported under IAS39. Any transition gains or losses on financial instruments that qualified for hedge accounting were reflected in equity and remain in equity until either the forecasted transaction occurs or is no longer expected to occur.

Provisions

Provisions are recognised when a present obligation exists as a result of a past event, and it is probable that settlement of the obligation will be required. Provisions are measured at the best estimate of the expenditure required to settle the obligation at the balance sheet date.

Shares held in treasury

Shares of Reed Elsevier PLC and Reed Elsevier NV that are repurchased by the respective parent companies and not cancelled are classified as shares held in treasury. The consideration paid, including directly attributable costs, is recognised as a deduction from equity. Shares of the parent companies that are purchased by the Reed Elsevier Group plc Employee Benefit Trust are also classified as shares held in treasury, with the cost recognised as a deduction from equity.

Critical judgements and key sources of estimation uncertainty

The most significant accounting policies in determining the financial condition and results of the Reed Elsevier combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions, taxation and property provisioning. The carrying amounts of goodwill and intangible assets are reviewed at least annually, the key areas of judgment being in relation to the forecast long term growth rates and the appropriate discount rates to be applied to forecast cash flows. Further detail on impairment testing is provided in note 16. The charge for share based remuneration is determined based on the fair value of awards at the date of grant by use of binomial or Monte Carlo simulation models as appropriate, which require judgements to be made regarding share price volatility, dividend yield, risk free rates of return and expected option lives. Further detail on share based remuneration is provided in note 9. Key estimates in accounting for defined benefit pension schemes include the life expectancy of members, expected salary and pension increases, inflation, the return on scheme assets and the rate at which future pension payments are discounted. Further detail is provided in note 8. Reed Elsevier's policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise. Deferred taxation is provided for nearly all differences between the balance sheet amounts of assets and liabilities and their tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that they are considered recoverable based on forecasts of available taxable profits in jurisdictions where such assets have arisen. This assessment of the recoverability of deferred tax assets is judgmental. Forecasts are made of taxable profits, taking into account any unresolved tax risks. Property provisions are determined based on management's estimates of future sublease income.

Standards and amendments effective for the year

IFRIC14 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, clarifies how to assess the limit in IAS19 Employee Benefits on the amount of a defined benefit pension surplus that can be recognised as an asset. Adoption of this interpretation has not significantly impacted the measurement, presentation or disclosure of employee benefits in the combined financial statements.

Standards, amendments and interpretations not yet effective

New accounting standards and amendments and their expected impact on the future accounting policies and reporting of Reed Elsevier are set out below.

IFRS8 — Operating Segments (effective for the 2009 financial year). IFRS8 sets out requirements for disclosure of information about an entity's operating segments, its products and services, the geographical areas in which it operates, and its major customers. IFRS8 replaces IAS14 — Segment Reporting. Adoption of this standard is not expected to change significantly the disclosure of information in respect of Reed Elsevier's operating segments.

Amendment to IAS23 — Borrowing Costs (effective for the 2009 financial year). The amendment removes the option to immediately recognise as an expense borrowing costs relating to assets requiring a substantial period of time to get ready for use or sale and requires such costs to be capitalised. Adoption of this standard will change our accounting policy on borrowing costs but is not expected to significantly impact the measurement, presentation or disclosure of borrowing costs in the combined financial statements.

2. Accounting policies – (continued)

Amendment to IAS1 — Presentation of Financial Statements (effective for the 2009 financial year). The amendment introduces changes to the way in which movements in equity must be disclosed and requires an entity to disclose separately each component of other comprehensive income not recognised in profit or loss. The amendment also requires disclosure of the amount of income tax relating to each component of other comprehensive income as well as several other minor disclosure amendments. Other than described above, this amendment is not expected to significantly change the presentation of the combined financial statements.

Amendment to IFRS2 — Share Based Payment (effective for the 2009 financial year). The amendment clarifies that cancellations of share options, whether by the entity or holder, should be accounted for as an acceleration of the vesting period. The amendment also restricts the definition of a vesting condition to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. The amendment is not expected to significantly impact the measurement, presentation or disclosure of share based remuneration in the combined financial statements.

Amendments to IFRS3 — Business Combinations (effective for the 2010 financial year). The amendments introduce changes that will require future transaction related costs (including professional fees) to be expensed and adjustments to contingent consideration to be recognised in income and will allow non-controlling interests to be measured at either fair value or the proportionate share of net identifiable assets.

Amendments to IAS27 — Consolidated and Separate Financial Statements (effective for the 2010 financial year). The amendments introduce changes to the accounting for partial disposals of subsidiaries, associates and joint ventures. Adoption of these amendments is not expected to significantly impact the measurement, presentation or disclosure of future disposals.

Amendment to IAS39 — Financial Instruments: Recognition and Measurement (effective for the 2010 financial year). The amendment clarifies the eligibility of hedge accounting for inflation and hedging with options. Adoption of this amendment is not expected to have a significant impact on the measurement, presentation or disclosure of financial instruments in the combined financial statements.

Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier's accounting policies and reporting.

3. Segment analysis

Reed Elsevier is a publisher and information provider organised as four business segments: Elsevier, comprising scientific, technical and medical publishing; LexisNexis, providing legal, tax, regulatory, risk, information and analytics, and business information solutions to professional, business and government customers; Reed Exhibitions, organising trade exhibitions and conferences; and Reed Business Information (RBI), providing information and marketing solutions to business professionals. Internal reporting is consistent with this organisational structure. On February 21, 2008 Reed Elsevier announced the intention to divest RBI which was accordingly then classified as a discontinued operation in the 2008 interim results. On December 10, 2008 Reed Elsevier announced the termination of discussions to sell RBI as it was judged not possible to structure a transaction on acceptable terms at that time. RBI has therefore now been presented as a continuing operation. RBI and Reed Exhibitions, previously presented together as the Reed Business segment, are now managed as separate divisions and are presented as separate business segments. Comparatives have been restated accordingly.

3. Segment analysis – (continued)

Analysis by business segment

	2008 £m	2007 £m	2006 £m
Revenue			
Elsevier	1,700	1,507	1,521
LexisNexis	1,940	1,594	1,570
Reed Exhibitions	707	577	522
Reed Business Information	987	906	896
Total	5,334	4,584	4,509
Operating profit			
Elsevier	443	410	395
LexisNexis	291	287	264
Reed Exhibitions	123	106	98
Reed Business Information	55	91	85
Subtotal	912	894	842
Corporate costs	(50)	(45)	(39)
Unallocated net pension credit	39	39	34
Total	901	888	837
Adjusted operating profit			
Elsevier	568	477	465
LexisNexis	513	406	380
Reed Exhibitions	183	139	129
Reed Business Information	126	121	112
Subtotal	1,390	1,143	1,086
Corporate costs	(50)	(45)	(39)
Unallocated net pension credit	39	39	34
Total	1,379	1,137	1,081

3. Segment analysis – (continued)

Analysis by geographical origin

	2008 £m	2007 £m	2006 £m
Revenue			
North America	2,544	2,147	2,219
United Kingdom	905	896	828
The Netherlands	594	505	497
Rest of Europe	893	708	675
Rest of world	398	328	290
Total	5,334	4,584	4,509
Operating profit			
North America	334	353	329
United Kingdom	183	180	167
The Netherlands	179	179	172
Rest of Europe	151	118	117
Rest of world	54	58	52
Total	901	888	837
Adjusted operating profit			
North America	618	505	486
United Kingdom	239	211	196
The Netherlands	206	181	175
Rest of Europe	237	174	169
Rest of world	79	66	55
Total	1,379	1,137	1,081

Revenue is analysed before the £104 million (2007: £103 million; 2006: £108 million) share of joint ventures' revenue, of which £23 million (2007: £21 million; 2006: £21 million) relates to LexisNexis, principally to Giuffrè, £80 million (2007: £82 million; 2006: £87 million) relates to Reed Exhibitions, principally to exhibition joint ventures, and £1 million (2007: nil; 2006: nil) relates to Reed Business Information.

Share of post-tax results of joint ventures of £18 million (2007: £16 million; 2006: £18 million) included in operating profit comprises £4 million (2007: £3 million; 2006: £3 million) relating to LexisNexis and £14 million (2007: £13 million; 2006: £15 million) relating to Reed Exhibitions. The unallocated net pension credit of £39 million (2007: £39 million; 2006: £34 million) comprises the expected return on pension scheme assets of £219 million (2007: £196 million; 2006: £178 million) less interest on pension scheme liabilities of £180 million (2007: £157 million; 2006: £144 million).

Adjusted operating profit is a non-GAAP measure included on the basis that it is a key financial measure used by management to evaluate performance and allocate resources to the business segments. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs relate principally to the major restructuring programme announced in February 2008 and expanded in February 2009 to include RBI, which was to be divested and not part of the original programme. Exceptional restructuring costs principally comprise

3. Segment analysis – (continued)

severance, outsourcing migration and associated property costs. A reconciliation of operating profit to adjusted operating profit is provided below:

	2008 £m	2007 £m	2006 £m
Operating profit	901	888	837
Adjustments:			
Amortisation of acquired intangible assets and goodwill impairment	290	221	211
Exceptional restructuring costs	152	—	—
Acquisition related costs	27	20	23
Reclassification of tax in joint ventures	9	8	10
Adjusted operating profit	1,379	1,137	1,081

Analysis by geographical market

	2008 £m	2007 £m	2006 £m
Revenue			
North America	2,624	2,233	2,322
United Kingdom	580	603	531
The Netherlands	234	206	196
Rest of Europe	1,136	897	866
Rest of world	760	645	594
Total	5,334	4,584	4,509

3. Segment analysis – (continued)

Analysis by business segment

	2008 £m	2007 £m	2006 £m
Expenditure on acquired goodwill and intangible assets			
Elsevier	31	193	53
LexisNexis	2,705	42	79
Reed Exhibitions	58	61	22
Reed Business Information	64	67	29
Total	2,858	363	183
Capital expenditure additions			
Elsevier	54	50	51
LexisNexis	74	76	94
Reed Exhibitions	11	8	8
Reed Business Information	26	21	22
Subtotal	165	155	175
Corporate	7	1	2
Total	172	156	177
Amortisation of acquired intangible assets and goodwill impairment			
Elsevier	76	62	57
LexisNexis	137	105	104
Reed Exhibitions	46	27	25
Reed Business Information	31	27	25
Total	290	221	211
Depreciation and other amortisation			
Elsevier	51	47	47
LexisNexis	68	72	70
Reed Exhibitions	6	4	5
Reed Business Information	25	23	22
Subtotal	150	146	144
Corporate	17	2	3
Total	167	148	147

3. Segment analysis – (continued)

Analysis by geographical origin

	2008 £m	2007 £m	2006 £m
Expenditure on acquired goodwill and intangible assets			
North America	2,701	152	99
United Kingdom	54	26	54
The Netherlands	4	—	—
Rest of Europe	34	163	15
Rest of world	65	22	15
Total	2,858	363	183
Capital expenditure additions			
North America	90	86	110
United Kingdom	36	31	33
The Netherlands	26	22	18
Rest of Europe	11	11	10
Rest of world	9	6	6
Total	172	156	177

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. The net book amount of property, plant and equipment added through acquisitions totalled £48 million (2007: nil; 2006: £1 million). Amortisation of acquired intangible assets includes the share of amortisation in joint ventures of £3 million (2007: £2 million; 2006: nil) in Reed Exhibitions. Other than the depreciation and amortisation above, non cash items of £46 million (2007: £38 million; 2006: £44 million) relate to the recognition of share based remuneration and comprise £7 million (2007: £8 million; 2006: £10 million) in Elsevier; £8 million (2007: £10 million; 2006: £12 million) in LexisNexis; £3 million (2007: £3 million; 2006: £4 million) in Reed Exhibitions; £6 million (2007: £8 million; 2006: £10 million) in Reed Business Information; and £22 million (2007: £9 million; 2006: £8 million) in Corporate.

3. Segment analysis – (continued)

Analysis by business segment

	2008 £m	2007 £m
Total assets		
Elsevier	3,264	2,515
LexisNexis	6,758	2,531
Reed Exhibitions	862	658
Reed Business Information	864	682
Subtotal	11,748	6,386
Taxation	353	141
Cash	375	2,467
Net pension assets	152	183
Assets held for sale	49	341
Other assets	189	260
Total	12,866	9,778
Total liabilities		
Elsevier	1,240	736
LexisNexis	774	415
Reed Exhibitions	379	285
Reed Business Information	418	321
Subtotal	2,811	1,757
Taxation	2,079	1,447
Borrowings	6,142	3,129
Net pension obligations	521	133
Liabilities held for sale	2	84
Other liabilities	330	252
Total	11,885	6,802
Net assets/(liabilities)		
Elsevier	2,024	1,779
LexisNexis	5,984	2,116
Reed Exhibitions	483	373
Reed Business Information	446	361
Subtotal	8,937	4,629
Taxation	(1,726)	(1,306)
Cash	375	2,467
Borrowings	(6,142)	(3,129)
Net pension (obligations)/asset	(369)	50
Assets and liabilities held for sale	47	257
Other assets and liabilities	(141)	8
Total	981	2,976

3. Segment analysis – (continued)

Analysis by geographical location

	2008 £m	2007 £m
Total assets		
North America	9,123	4,549
United Kingdom	967	2,119
The Netherlands	742	1,541
Rest of Europe	1,630	1,300
Rest of world	404	269
Total	12,866	9,778
Total liabilities		
North America	6,565	3,452
United Kingdom	1,298	1,164
The Netherlands	724	312
Rest of Europe	3,030	1,691
Rest of world	268	183
Total	11,885	6,802
Net assets/(liabilities)		
North America	2,558	1,097
United Kingdom	(331)	955
The Netherlands	18	1,229
Rest of Europe	(1,400)	(391)
Rest of world	136	86
Total	981	2,976

Investments in joint ventures of £145 million (2007: £116 million) included in segment assets above comprise £42 million (2007: £30 million) relating to LexisNexis; nil (2007: £1 million) relating to Elsevier; £99 million (2007: £83 million) relating to Reed Exhibitions; and £4 million (2007: £2 million) relating to Reed Business Information.

4. Discontinued operations

Discontinued operations comprise the results of the Harcourt Education division. The disposal of the Harcourt Education International businesses completed in May and August 2007; the disposal of the Harcourt US K-12 Schools Education business completed in December 2007; and the disposal of the Harcourt Assessment business completed in January 2008.

Net profit from discontinued operations

	2008 £m	2007 £m	2006 £m
Revenue	12	752	889
Operating costs	(12)	(640)	(846)
Operating profit and profit before tax	—	112	43
Taxation	—	(34)	(10)
Profit after taxation	—	78	33
Gain on disposals	67	611	—
Tax on disposals	(49)	(380)	—
Net profit from discontinued operations	18	309	33

The gain on disposals of discontinued operations in 2008 relates to the sale of Harcourt Assessment (2007: Harcourt US K-12 Schools Education business and the Harcourt Education International businesses). Net assets disposed comprise £92 million (2007: £318 million) of goodwill, £74 million (2007: £383 million) of intangible assets, £9 million (2007: £39 million) of property, plant and equipment, £53 million (2007: £377 million) of inventory and £16 million of other net assets

4. Discontinued operations – (continued)

(2007: £40 million). Tax on disposals in 2007 is stated before taking account of tax credits of £223 million in respect of previously unrecognised deferred tax assets and capital losses. These were realised as a result of the disposal of discontinued operations, but were reported within continuing operations whence they first arose.

Cash flows from discontinued operations

	2008 £m	2007 £m	2006 £m
Net cash flow from operating activities.	2	33	86
Net cash flow (used in)/from investing activities	(50)	1,879	(29)
Net cash flow from financing activities.	—	—	—
Net movement in cash and cash equivalents	(48)	1,912	57

Net cash flow from investing activities includes cash proceeds, net of expenses, on the completed disposals of £270 million (2007: £1,912 million; 2006: nil) and taxes paid on completed disposals of £320 million (2007: nil; 2006: nil). Cash and cash equivalents disposed of was nil (2007: £7 million; 2006: nil).

5. Operating profit

Operating profit from continuing operations is stated after charging/(crediting) the following:

	Note	2008 £m	2007 £m	2006 £m
Staff costs				
Wages and salaries		1,384	1,192	1,186
Social security costs		164	144	133
Pensions	8	59	49	65
Share based remuneration	9	46	38	44
Total staff costs		1,653	1,423	1,428
Depreciation and amortisation				
Amortisation of acquired intangible assets	17	278	219	211
Share of joint ventures' amortisation of acquired intangible assets.		3	2	—
Goodwill impairment	16	9	—	—
Amortisation of internally developed intangible assets.	17	88	72	66
Depreciation of property, plant and equipment	19	79	76	81
Total depreciation and amortisation		457	369	358
Other expenses and income				
Pre-publication costs, inventory expenses and other cost of sales		1,916	1,624	1,602
Operating lease rentals expense		116	105	106
Operating lease rentals income.		(13)	(15)	(17)

Depreciation, amortisation and impairment charges are included within administration and other expenses.

Staff costs for discontinued operations for the year ended December 31, 2008 were £5 million (2007: £162 million; 2006: £197 million) for wages and salaries; nil (2007: £10 million; 2006: £13 million) for social security costs; nil (2007: £11 million; 2006: £15 million) for pensions and nil (2007: £8 million; 2006: £5 million) for share based remuneration.

6. Auditors' remuneration

	2008 £m	2007 £m	2006 £m
For audit services	4.8	3.9	4.7
For non audit services	2.1	1.5	1.2
Total auditors' remuneration	6.9	5.4	5.9

Auditors' remuneration, in respect of continuing and discontinued operations, for audit services comprises £0.4 million (2007: £0.4 million; 2006: £0.4 million) payable to the auditors of the parent companies and £4.4 million (2007: £3.5 million; 2006: £4.3 million) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including the review and testing of internal controls over financial reporting in accordance with the US Sarbanes-Oxley Act. Auditors' remuneration for non audit services comprises: £0.6 million (2007: £0.6 million; 2006: £0.6 million) for taxation services, £1.3 million (2007: £0.7 million; 2006: £0.3 million) for due diligence and other transaction related services and £0.2 million (2007: £0.2 million; 2006: £0.3 million) for other non audit services.

7. Personnel

Number of people employed – continuing operations

	At December 31,		Average during the year		
	2008	2007	2008	2007	2006
Business segment					
Elsevier	7,200	7,100	7,200	7,200	7,300
LexisNexis	15,900	13,300	13,800	13,400	13,700
Reed Exhibitions	2,700	2,700	2,700	2,600	2,400
Reed Business Information	8,200	8,100	8,300	8,100	7,900
Sub-total	34,000	31,200	32,000	31,300	31,300
Corporate/shared functions	800	300	800	300	200
Total	34,800	31,500	32,800	31,600	31,500
Geographical location					
North America	18,800	15,500	16,600	15,600	15,600
United Kingdom	5,300	5,300	5,400	5,400	5,300
The Netherlands	2,300	2,400	2,400	2,400	2,500
Rest of Europe	4,700	4,600	4,700	4,600	4,600
Rest of world	3,700	3,700	3,700	3,600	3,500
Total	34,800	31,500	32,800	31,600	31,500

The number of people employed by the discontinued operations at December 31, 2008 was nil (2007: 1,300). The average number of people employed by discontinued operations during the year was 100 (2007: 4,300; 2006: 5,300).

8. Pension schemes

A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The largest schemes, which cover the majority of employees, are in the UK, the US and the Netherlands. Under these plans, employees are entitled to retirement benefits dependent on the number of years service provided.

The principal assumptions for the purpose of valuation under IAS19 — Employee Benefits are presented below as the weighted average of the various defined benefit pension schemes. The defined benefit pension expense for each year is based on the assumptions and scheme valuations set at December 31 of the prior year.

	At December 31,		
	2008	2007	2006
Discount rate	6.2%	5.9%	5.3%
Expected rate of return on scheme assets	7.1%	7.1%	7.0%
Expected rate of salary increases	3.7%	4.4%	4.2%
Inflation	2.7%	3.1%	2.9%
Future pension increases	2.8%	3.2%	2.9%

8. Pension schemes – (continued)

The expected rates of return on individual categories of scheme assets are determined by reference to relevant market indices and market expectations of real rates of return. The overall expected rate of return on scheme assets is based on the weighted average of each asset category.

Mortality assumptions used in assessing defined benefit obligations make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics and expectations for each scheme. The average life expectancies assumed in the valuation of the defined benefit obligations are set out below:

	2008		2007		2006	
Average life expectancy (at December 31)	Male (years)	Female (years)	Male (years)	Female (years)	Male (years)	Female (years)
Member currently aged 60	86	87	86	87	86	87
Member currently aged 45	86	87	86	87	86	87

The defined benefit pension expense recognised within the income statement comprises:

	2008 £m	2007 £m	2006 £m
Service cost (including curtailment credits of nil (2007: £19 million; 2006: £11 million))	75	78	94
Interest on pension scheme liabilities	180	157	144
Expected return on scheme assets	(219)	(196)	(178)
Net defined benefit pension expense.	36	39	60

The service cost includes nil (2007: £8 million; 2006: £12 million) in respect of discontinued operations. A total of £23 million (2007: £21 million; 2006: £20 million) was recognised as an expense in relation to defined contribution pension schemes, including nil (2007: £3 million; 2006: £3 million) in respect of discontinued operations. Included in gains on disposals of discontinued operations are £3 million (2007: £11 million; 2006: nil) of pension curtailment credits.

The amount recognised in the balance sheet in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2008			2007			2006		
	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m
At start of year	(2,968)	3,018	50	(3,008)	2,772	(236)	(2,980)	2,575	(405)
Service cost	(75)	—	(75)	(78)	—	(78)	(94)	—	(94)
Interest on pension scheme liabilities	(180)	—	(180)	(157)	—	(157)	(144)	—	(144)
Expected return on scheme assets	—	219	219	—	196	196	—	178	178
Actuarial gain/(loss)	418	(765)	(347)	190	34	224	40	99	139
Contributions by employer	—	79	79	—	83	83	—	61	61
Contributions by employees	(13)	13	—	(13)	13	—	(13)	13	—
Benefits paid	119	(119)	—	114	(110)	4	106	(102)	4
Acquisitions	(9)	—	(9)	—	—	—	—	—	—
Curtailment on disposal of operations	3	—	3	11	—	11	—	—	—
Exchange translation differences	(346)	237	(109)	(27)	30	3	77	(52)	25
At end of year	(3,051)	2,682	(369)	(2,968)	3,018	50	(3,008)	2,772	(236)

The net pension obligation of £369 million at December 31, 2008 comprise schemes in deficit with net pension obligations of £521 million (2007: £133 million; 2006: £256 million) and schemes in surplus with net pension assets of £152 million (2007: £183 million; 2006: £20 million).

As at December 31, 2008 the defined benefit obligations comprise £2,923 million (2007: £2,877 million; 2006: £2,921 million) in relation to funded schemes and £128 million (2007: £91 million; 2006: £87 million) in relation to unfunded schemes. The weighted average duration of defined benefit scheme liabilities is 19 years (2007: 19 years; 2006: 19 years).

8. Pension schemes – (continued)

Deferred tax liabilities of £44 million (2007: £51 million; 2006: £6 million) and deferred tax assets of £190 million (2007: £52 million; 2006: £92 million) are recognised in respect of the pension scheme surpluses and deficits respectively.

The fair value of scheme assets held as equities, bonds and other assets, and their expected rates of return as at December 31, is shown below:

	2008			2007			2006		
	Expected rate of return on scheme assets %	Fair value of scheme assets £m	Proportion of total scheme assets %	Expected rate of return on scheme assets %	Fair value of scheme assets £m	Proportion of total scheme assets %	Expected rate of return on scheme assets %	Fair value of scheme assets £m	Proportion of total scheme assets %
Equities	8.9	1,408	52	8.3	1,904	63	8.0	1,857	67%
Bonds	4.3	1,167	44	4.6	970	32	4.4	777	28%
Other	5.5	107	4	5.3	144	5	5.0	138	5%
Total	7.1	2,682	100	7.1	3,018	100	7.0	2,772	100%

The actual return on scheme assets for the year ended December 31, 2008 was a £546 million loss (2007: £230 million gain; 2006: £277 million gain).

A summary of pension balances for the five years ended December 31, 2008 is set out below.

	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Fair value of scheme assets	2,682	3,018	2,772	2,575	2,204
Defined benefit obligations.	(3,051)	(2,968)	(3,008)	(2,980)	(2,525)
Net pension (obligations)/surplus	(369)	50	(236)	(405)	(321)

Gains and losses arising on the revaluation of pension scheme assets and liabilities that have been recognised in the statement of recognised income and expense are set out below:

	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Gains and losses arising during the year:					
Experience losses on scheme liabilities	(9)	(28)	(30)	(25)	(18)
Experience (losses)/gains on scheme assets . . .	(765)	34	99	230	66
Actuarial gains/(losses) arising on the present value of scheme liabilities due to changes in:					
— discount rates	202	367	198	(217)	(113)
— inflation	198	(152)	(77)	—	—
— life expectancy and other actuarial assumptions	27	3	(51)	(25)	(9)
	(347)	224	139	(37)	(74)
Net cumulative gains/(losses) at start of year . . .	252	28	(111)	(74)	—
Net cumulative (losses)/gains at end of year	(95)	252	28	(111)	(74)

Regular contributions to defined benefit pension schemes in 2009 are expected to be approximately £91 million.

Sensitivity analysis

Valuation of Reed Elsevier's pension scheme liabilities involves judgment about uncertain events, including the life expectancy of the members, salary and pension increases, inflation and the rate at which the future pension payments are discounted. Estimates are used for each of these factors. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and

8. Pension schemes – (continued)

life expectancies would have the following approximate effects on the annual net pension expense and the defined benefit pension obligations:

	£m
Increase/decrease of 0.25% in discount rate:	
Decrease/increase in annual net pension expense	6
Decrease/increase in defined benefit pension obligations	132
Increase/decrease of one year in assumed life expectancy:	
Increase/decrease in annual net pension expense......................................	6
Increase/decrease in defined benefit pension obligations	90
Increase/decrease of 0.25% in the expected inflation rate:	
Increase/decrease in annual net pension expense......................................	5
Increase/decrease in defined benefit pension obligations	121

Additionally, the annual net pension expense includes an expected return on scheme assets. A 5% increase/decrease in the market value of equity investments held by the defined benefit pension schemes would, absent any change in their expected long term rate of return, increase/decrease the amount of the expected return on scheme assets by £6 million and would increase/decrease the amount of the net pension surplus by £70 million.

9. Share based remuneration

Reed Elsevier provides a number of share based remuneration schemes to directors and employees. The principal share based remuneration schemes are the Executive Share Option Schemes (ESOS), the Long Term Incentive Plan (LTIP), the Retention Share Plan (RSP) and the Bonus Investment Plan (BIP). Share options granted under ESOS and LTIP are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the respective shares at the date of grant. Conditional shares granted under ESOS, LTIP, RSP and BIP are exercisable after three years for nil consideration if conditions are met. Other awards principally relate to all employee share based saving schemes in the UK and the Netherlands.

Share based remuneration awards are, other than in exceptional circumstances, subject to the condition that the employee remains in employment at the time of exercise. Share options and conditional shares granted under LTIP, RSP and BIP are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates. LTIP grants made in 2006, 2007 and 2008 are also variable subject to the achievement of an additional total shareholder return performance target. The numbers of share options and conditional shares included in the tables below are calculated on the basis that 100% of the awards will vest.

The estimated fair value of grants made in the three years ended December 31, 2008 are set out below. The fair values of grants are recognised in the income statement over the vesting period, typically three years.

9. Share based remuneration – (continued)

2008 grants

	In respect of Reed Elsevier PLC ordinary shares			In respect of Reed Elsevier NV ordinary shares			Total fair value
	Number of shares '000	Weighted average fair value per award £	Fair value £m	Number of shares '000	Weighted average fair value per award £	Fair value £m	£m
Share options							
ESOS	4,397	1.14	5	2,891	1.57	4	9
Other	656	1.73	1	694	0.97	1	2
Total share options	5,053	1.22	6	3,585	1.45	5	11
Conditional shares							
ESOS	717	5.79	4	469	8.85	4	8
LTIP	1,524	6.98	11	1,006	10.85	11	22
RSP	19	5.79	—	13	8.89	—	—
BIP	720	6.17	4	319	9.10	3	7
Total conditional shares	2,980	6.49	19	1,807	10.01	18	37
Total			25			23	48

2007 grants

	In respect of Reed Elsevier PLC ordinary shares			In respect of Reed Elsevier NV ordinary shares			Total fair value
	Number of shares '000	Weighted average fair value per award £	Fair value £m	Number of shares '000	Weighted average fair value per award £	Fair value £m	£m
Share options							
ESOS	4,246	1.30	5	2,802	1.66	5	10
Other	1,058	1.78	2	423	0.99	—	2
Total share options	5,304	1.40	7	3,225	1.57	5	12
Conditional shares							
ESOS	775	5.94	5	510	8.96	5	10
LTIP	1,584	7.14	11	1,047	10.92	11	22
RSP	78	5.50	—	53	7.78	—	—
BIP	662	5.67	4	308	8.20	3	7
Total conditional shares	3,099	6.48	20	1,918	9.88	19	39
Total			27			24	51

9. Share based remuneration – (continued)

2006 grants

	In respect of Reed Elsevier PLC ordinary shares			In respect of Reed Elsevier NV ordinary shares			Total fair value
	Number of shares '000	Weighted average fair value per award £	Fair value £m	Number of shares '000	Weighted average fair value per award £	Fair value £m	£m
Share options							
ESOS	4,731	1.00	4	3,169	1.27	4	8
LTIP.	3	1.00	—	2	1.30	—	—
Other	1,168	1.48	2	243	1.48	—	2
Total share options	5,902	1.09	6	3,414	1.29	4	10
Conditional shares							
LTIP.	1,202	4.92	6	806	7.15	6	12
RSP	2,003	5.43	11	1,318	8.14	11	22
BIP	683	5.07	4	280	7.29	2	6
Total conditional shares	3,888	5.21	21	2,404	7.71	19	40
Total			27			23	50

The main assumptions used to determine the fair values are set out below.

Assumptions for grants made during the year

	In respect of Reed Elsevier PLC ordinary shares			In respect of Reed Elsevier NV ordinary shares		
	2008	2007	2006	2008	2007	2006
Weighted average share price at date of grant						
ESOS	£6.26	£6.42	£5.32	€12.16	€14.41	€11.51
LTIP	£6.27	£6.43	£5.36	€12.19	€14.45	€11.81
RSP	£6.28	£6.39	—	€12.21	€14.31	—
BIP.	£6.68	£6.15	£5.48	€12.51	€13.37	€11.74
Other	£6.30	£6.01	£5.30	€11.55	€13.44	€12.05
Expected share price volatility	22%	22%	22%	22%	22%	22%
Expected option life	4 years	4 years	4 years	4 years	4 years	4 years
Expected dividend yield	2.7%	2.7%	2.6%	3.2%	3.2%	3.1%
Risk free interest rate	4.4%	5.6%	4.6%	3.6%	4.2%	3.5%
Expected lapse rate	3-5%	3-5%	3-5%	3-4%	3-5%	3-5%

Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.

The share based remuneration awards outstanding as at December 31, 2008 in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares, are set out below.

9. Share based remuneration – (continued)

	In respect of Reed Elsevier PLC ordinary shares							
	ESOS		LTIP		Other		Total	
	Number of shares '000	Weighted average exercise price (pence)	Number of shares '000	Weighted average exercise price (pence)	Number of shares '000	Weighted average exercise price (pence)	Number of shares '000	Weighted average exercise price (pence)
Share options								
Outstanding at January 1, 2006	57,740	514	5,281	488	3,518	416	66,539	507
Granted	4,731	532	3	535	1,168	424	5,902	510
Exercised	(9,691)	461	—	—	(792)	411	(10,483)	457
Forfeited	(4,088)	543	(267)	487	(299)	413	(4,654)	532
Expired	(500)	584	—	—	(222)	507	(722)	561
Outstanding at January 1, 2007	48,192	523	5,017	488	3,373	414	56,582	513
Granted	4,246	642	—	—	1,058	480	5,304	610
Exercised	(16,724)	497	(2,145)	487	(771)	411	(19,640)	493
Forfeited	(1,105)	564	—	—	(476)	431	(1,581)	524
Expired	(542)	571	—	—	(74)	415	(616)	552
Outstanding at January 1, 2008	34,067	547	2,872	489	3,110	434	40,049	534
Granted	4,397	626	—	—	656	504	5,053	610
Exercised	(6,134)	517	(547)	487	(659)	411	(7,340)	505
Forfeited	(846)	607	—	—	(441)	459	(1,287)	556
Expired	(1,312)	570	—	—	(35)	407	(1,347)	561
Outstanding at December 31, 2008	30,172	562	2,325	489	2,631	454	35,128	549
Exercisable at December 31, 2006	22,121	537	105	487	91	425	22,317	537
Exercisable at December 31, 2007	19,704	536	2,872	489	50	425	22,626	530
Exercisable at December 31, 2008	19,692	540	2,325	489	69	420	22,086	534

	In respect of Reed Elsevier NV ordinary shares							
	ESOS		LTIP		Other		Total	
	Number of shares '000	Weighted average exercise price (€)	Number of shares '000	Weighted average exercise price (€)	Number of shares '000	Weighted average exercise price (€)	Number of shares '000	Weighted average exercise price (€)
Share options								
Outstanding at January 1, 2006	39,252	11.33	3,626	10.58	1,881	12.05	44,759	11.30
Granted	3,169	11.51	2	11.76	243	12.05	3,414	11.55
Exercised	(6,666)	9.98	—	—	(243)	10.76	(6,909)	10.01
Forfeited	(2,799)	12.13	(183)	10.57	(35)	12.83	(3,017)	12.04
Outstanding at January 1, 2007	32,956	11.55	3,445	10.58	1,846	12.21	38,247	11.50
Granted	2,802	14.41	—	—	423	13,44	3,225	14.28
Exercised	(10,737)	10.73	(1,527)	10.57	(202)	11.50	(12,466)	10.73
Forfeited	(738)	12.29	—	—	(23)	13.89	(761)	12.34
Expired	(390)	13.28	—	—	—	—	(390)	13.28
Outstanding at January 1, 2008	23,893	12.16	1,918	10.60	2,044	12.54	27,855	12.08
Granted	2,891	12.16	—	—	694	11.55	3,585	12.04
Exercised	(2,579)	10.78	(109)	10.57	(5)	10.85	(2,693)	10.77
Forfeited	(560)	13.04	—	—	(376)	12.94	(936)	13.00
Expired	(1,834)	13.43	—	—	—	—	(1,834)	13.43
Outstanding at December 31, 2008	21,811	12.23	1,809	10.60	2,357	12.19	25,977	12.11
Exercisable at December 31, 2006	15,055	12.24	72	10.57	1,846	12.21	16,973	12.23
Exercisable at December 31, 2007	14,266	12.16	1,918	10.60	2,044	12.54	18,228	12.04
Exercisable at December 31, 2008	14,875	12.04	1,809	10.60	2,357	12.19	19,041	11.92

9. Share based remuneration – (continued)

	Number of Reed Elsevier PLC ordinary shares ('000)				
	ESOS	LTIP	RSP	BIP	Total
Conditional shares					
Outstanding at January 1, 2006	—	2,413	2,132	1,379	5,924
Granted	1,202	2,003	—	683	3,888
Exercised	(4)	—	(54)	(221)	(279)
Forfeited.	(49)	(172)	(246)	(108)	(575)
Outstanding at January 1, 2007	1,149	4,244	1,832	1,733	8,958
Granted	775	1,584	78	662	3,099
Exercised	(112)	(2,226)	(1,698)	(457)	(4,493)
Forfeited.	(156)	(170)	(67)	(95)	(488)
Outstanding at January 1, 2008	1,656	3,432	145	1,843	7,076
Granted	717	1,524	19	720	2,980
Exercised	(85)	—	(101)	(561)	(747)
Forfeited.	(237)	(440)	(28)	(101)	(806)
Outstanding at December 31, 2008.	2,051	4,516	35	1,901	8,503

	Number of Reed Elsevier NV ordinary shares ('000)				
	ESOS	LTIP	RSP	BIP	Total
Conditional shares					
Outstanding at January 1, 2006	—	1,657	1,463	515	3,635
Granted	806	1,318	—	280	2,404
Exercised	(3)	—	(36)	(101)	(140)
Forfeited.	(33)	(117)	(149)	(45)	(344)
Outstanding at January 1, 2007	770	2,858	1,278	649	5,555
Granted	510	1,047	53	308	1,918
Exercised	(71)	(1,523)	(1,165)	(199)	(2,958)
Forfeited.	(151)	(151)	(68)	(34)	(404)
Outstanding at January 1, 2008	1,058	2,231	98	724	4,111
Granted	469	1,006	13	319	1,807
Exercised	(57)	—	(63)	(176)	(296)
Forfeited.	(112)	(259)	(24)	(29)	(424)
Outstanding at December 31, 2008.	1,358	2,978	24	838	5,198

The weighted average share price at the date of exercise of share options and conditional shares during 2008 was 632p (2007: 621p; 2006: 564p) for Reed Elsevier PLC ordinary shares and €12.22 (2007: €13.76; 2006: €12.34) for Reed Elsevier NV ordinary shares.

9. Share based remuneration – (continued)

Range of exercise prices for outstanding share options

	2008		2007		2006	
	Number of share options outstanding '000	Weighted average remaining period till expiry (years)	Number of share options outstanding '000	Weighted average remaining period till expiry (years)	Number of share options outstanding '000	Weighted average remaining period till expiry (years)
Reed Elsevier PLC ordinary shares (pence)						
351-400	252	1.2	668	1.6	1,345	1.4
401-450	1,927	1.5	2,652	2.4	4,733	3.0
451-500	9,111	4.6	12,356	4.8	23,953	5.5
501-550	9,834	6.1	12,716	7.1	15,462	7.8
551-600	3,856	3.4	4,331	4.3	6,639	4.7
601-650	7,452	8.5	4,280	8.8	852	2.8
651-700	2,696	2.2	3,046	3.2	3,598	4.1
Total	35,128	5.3	40,049	4.8	56,582	5.6
Reed Elsevier NV ordinary shares (euro)						
9.01-10.00	1,617	4.3	1,954	5.1	4,146	6.2
10.01-11.00.	5,771	4.8	6,791	5.8	14,595	5.1
11.01-12.00.	6,866	6.2	8,912	7.2	10,589	8.0
12.01-13.00.	3,362	8.7	402	5.3	307	5.6
13.01-14.00.	3,777	3.0	4,269	4.6	5,163	4.8
14.01-15.00.	4,382	4.9	5,041	6.5	2,896	4.2
15.01-16.00.	202	2.4	486	2.3	551	2.7
Total	25,977	5.4	27,855	6.0	38,247	5.9

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT) (see note 32). Conditional shares will be met from shares held by the EBT.

10. Net finance costs

	2008 £m	2007 £m	2006 £m
Interest on short term bank loans, overdrafts and commercial paper	(62)	(45)	(44)
Interest on other loans	(137)	(130)	(128)
Interest on obligations under finance leases	—	(1)	(1)
Total borrowing costs	(199)	(176)	(173)
Acquisition related finance costs	(18)	—	—
Fair value losses on designated fair value hedge relationships	—	(2)	—
Losses on derivatives not designated as hedges	(8)	(2)	(3)
Fair value losses on interest rate derivatives formerly designated as cash flow hedges transferred from equity	—	(2)	(3)
Finance costs.	(225)	(182)	(179)
Interest on bank deposits	31	34	14
Gains on loans and derivatives not designated as hedges.	2	9	7
Finance income	33	43	21
Net finance costs	(192)	(139)	(158)

10. Net finance costs – (continued)

Finance costs include £6 million (2007: £1 million; 2006: £6 million) transferred from the hedge reserve. A net loss of £60 million (2007: £11 million loss; 2006: £1 million gain) on interest rate derivatives designated as cash flow hedges was recognised directly in equity in the hedge reserve.

Acquisition related finance costs comprise underwriting and arrangement fees relating to the ChoicePoint acquisition incurred prior to completion.

11. Disposals and other non operating items

	2008 £m	2007 £m	2006 £m
Revaluation of held for trading investments.	(6)	(2)	1
(Loss)/gain on disposal and write down of businesses and other assets . . .	(86)	65	(2)
Net (loss)/gain on disposals and other non operating items	(92)	63	(1)

The loss on disposal and write down of businesses and other assets in 2008 comprises gains on disposals of businesses and investments of £15 million, less costs of the RBI divestment process terminated in December 2008 of £31 million, and a £70 million write down in the carrying value of the investment in Education Media and Publishing Group that arose on the sale of the Harcourt US K-12 Schools business in 2007. Net proceeds received in respect of disposals of businesses and other assets were £8 million (2007: £82 million; 2006: £48 million).

12. Taxation

	2008 £m	2007 £m	2006 £m
Current tax			
United Kingdom.	40	59	52
The Netherlands	49	40	50
Rest of world	36	(111)	(26)
Total current tax charge/(credit)	125	(12)	76
Deferred tax			
Origination and reversal of temporary differences.	30	(70)	10
Total taxation charge/(credit) on profit from continuing operations.	155	(82)	86

The current tax credit in 2007 includes credits of £223 million in respect of previously unrecognised deferred tax assets and capital losses that were realised as a result of the disposal of discontinued operations.

A reconciliation of the notional tax charge based on average applicable rates of tax (weighted in proportion to accounting profits) to the actual total tax expense is set out below:

	2008 £m	2007 £m	2006 £m
Profit before tax from continuing operations	617	812	678
Tax at average applicable rates	127	195	156
Tax on share of results of joint ventures	(5)	(5)	(6)
Deferred tax on unrealised exchange differences on long term inter affiliate lending	—	(21)	(22)
Adjustments relating to prior year disposals	—	—	(65)
Offset of tax reliefs against capital gains and tax base differences on disposals	—	(251)	—
Non deductible amounts and other items.	33	—	23
Tax expense/(credit)	155	(82)	86
Tax expense/(credit) as a percentage of profit before tax.	25%	(10)%	13%

The following tax has been recognised directly in equity during the year.

12. Taxation – (continued)

	2008 £m	2007 £m	2006 £m
Tax on actuarial movements on defined benefit pension schemes	116	(65)	(45)
Tax on fair value movements on cash flow hedges	59	(2)	(18)
Deferred tax (charge)/credits on share based remuneration	(19)	17	3
Net tax credit/(charge) recognised directly in equity	156	(50)	(60)

During 2008, a tax charge of £5 million was transferred to net profit from the hedge reserve (2007: £9 million; 2006: £3 million).

13. Cash flow statement

Reconciliation of profit before tax to cash generated from operations — continuing operations

	2008 £m	2007 £m	2006 £m
Profit before tax	617	812	678
Disposals and other non operating items	92	(63)	1
Net finance costs	192	139	158
Share of results of joint ventures	(18)	(16)	(18)
Operating profit before joint ventures	883	872	819
Amortisation of acquired intangible assets and goodwill impairment	287	219	211
Amortisation of internally developed intangible assets	88	72	66
Depreciation of property, plant and equipment	79	76	81
Share based remuneration	46	38	44
Total non cash items	500	405	402
Decrease/(increase) in inventories and pre-publication costs	4	(11)	(1)
Increase in receivables	(106)	(35)	(44)
Increase/(decrease) in payables	171	(13)	37
Decrease/(increase) in working capital	69	(59)	(8)
Cash generated from operations	1,452	1,218	1,213

Cash flow on acquisitions — continuing operations

	Note	2008 £m	2007 £m	2006 £m
Purchase of businesses	14	(2,112)	(293)	(149)
Payment of ChoicePoint change of control and other non operating payables assumed		(19)	—	—
Investments in joint ventures		—	(24)	(1)
Deferred payments relating to prior year acquisitions		(30)	(10)	(13)
Total		(2,161)	(327)	(163)

Cash and cash equivalents includes £55 million (2007: nil; 2006: nil) held in trust to satisfy liabilities in respect of change of control obligations related to the acquisition of ChoicePoint.

14. Acquisitions

Acquisitions in 2008 — continuing operations

On September 19, 2008 Reed Elsevier acquired the entire share capital of ChoicePoint, Inc. for a total consideration of £1,931 million, after taking account of net cash acquired of £46 million. A number of other acquisitions, none of which were individually significant, were made for a total consideration of £200 million, after taking account of net cash acquired of £5 million.

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. Provisional fair values of the consideration given and the assets and liabilities acquired are summarised below:

	Note	ChoicePoint		Other		
		Book value on acquisition £m	Fair value £m	Book value on acquisition £m	Fair value £m	Total Fair value £m
Goodwill	(i)	—	1,162	—	117	1,279
Intangible assets	(ii)	15	1,471	—	108	1,579
Property, plant and equipment		46	46	2	2	48
Current assets		117	117	11	11	128
Current liabilities.		(221)	(221)	(16)	(16)	(237)
Borrowings		(219)	(219)	—	—	(219)
Current tax		19	19	3	3	22
Deferred tax		6	(444)	—	(25)	(469)
Net assets acquired		(237)	1,931	—	200	2,131
Consideration (after taking account of £51 million net cash acquired)	(iii)					2,131
Less: consideration deferred to future years						(19)
Net cash flow						2,112

(i) Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of a business to generate higher returns than individual assets, skilled workforces, acquisition synergies that are specific to Reed Elsevier, and high barriers to market entry. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

(ii) The provisional fair value of intangible assets acquired with ChoicePoint have been established with advice from independent qualified valuers.

(iii) Consideration for ChoicePoint comprises £1,955 million to acquire the entire share capital and £22 million of professional fees and other costs relating to the acquisition.

The fair values of the assets and liabilities acquired are provisional pending the completion of the valuation exercises. Final fair values will be incorporated in the 2009 combined financial statements.

The businesses acquired in 2008 contributed £180 million to revenue, decreased profit attributable by £10 million and contributed £42 million to net cash inflow from operating activities for the part of the year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues and profit attributable for the year would have been £5,718 million and £477 million respectively before taking account of acquisition financing costs.

Acquisitions in 2007 — continuing operations

During the year a number of acquisitions were made for a total consideration amounting to £319 million, after taking account of net cash acquired of £11 million, the most significant of which were the Beilstein chemical compound database and BuyerZone Inc.

14.   Acquisitions — (continued)

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summarised below:

	Book value on acquisition £m	Fair value £m
Goodwill	—	101
Intangible assets	—	262
Property, plant and equipment.	—	—
Current assets	7	7
Current liabilities	(14)	(14)
Deferred tax	(2)	(37)
Net assets acquired	(9)	319
Consideration (after taking account of £4 million net cash acquired)		319
Less: consideration deferred to future years		(26)
Net cash flow		293

The fair value adjustments in relation to the acquisitions made in 2007 relate principally to the valuation of intangible assets. Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including skilled workforces and acquisition synergies that are specific to Reed Elsevier. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

15.   Equity dividends

On January 18, 2008, Reed Elsevier PLC and Reed Elsevier NV paid special distributions of 82.0p and €1.767 per ordinary share respectively, from the net proceeds of the disposal of Harcourt Education, the aggregate distribution of £2,013 million (including £27 million paid to the employee benefit trust) was recognised when paid.

The special distributions were accompanied by consolidations of the ordinary share capitals of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares, reflecting the ratio of the aggregate special distribution to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at December 12, 2007, the date of the announcement of the special distribution.

Ordinary dividends declared in the year

	2008 £m	2007 £m	2006 £m
Reed Elsevier PLC.	204	206	186
Reed Elsevier NV	214	210	185
Total	418	416	371

Ordinary dividends declared in the year, in amounts per ordinary share, comprise: a 2007 final dividend of 13.6p and a 2008 interim dividend of 5.3p giving a total of 18.9p (2007: 16.3p; 2006: 14.8p) for Reed Elsevier PLC; and a 2007 final dividend of €0.311 and a 2008 interim dividend of €0.114 giving a total of €0.425 (2007: €0.418; 2006: €0.369) for Reed Elsevier NV.

The directors of Reed Elsevier PLC have proposed a final dividend of 15.0p (2007: 13.6p; 2006: 11.8p). The directors of Reed Elsevier NV have proposed a final dividend of €0.290 (2007: €0.311; 2006: €0.304). The total cost of funding the proposed final dividends is expected to be £322 million, for which no liability has been recognised at the balance sheet date.

15. Equity dividends – (continued)

Ordinary dividends paid and proposed relating to the financial year

	2008 £m	2007 £m	2006 £m
Reed Elsevier PLC.	220	204	200
Reed Elsevier NV	217	205	204
Total	437	409	404

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends is therefore similar to that of Reed Elsevier NV.

16. Goodwill

	2008 £m	2007 £m
At January 1	2,462	2,802
Acquisitions	1,279	101
Disposals	(4)	(323)
Impairment	(9)	—
Reclassified as held for sale	—	(117)
Exchange translation differences	1,173	(1)
At December 31	4,901	2,462

The carrying amount of goodwill is after cumulative amortisation of £1,715 million (2007: £1,313 million) which was charged prior to the adoption of IFRS.

Impairment charges principally relate to the Spanish residential property shows business within Reed Exhibitions Continental Europe which has seen a significant contraction of revenues since acquisition.

16. Goodwill – (Continued)

Impairment review

Impairment testing of goodwill and indefinite lived intangible assets is performed at least annually based on cash generating units (CGUs). A CGU is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. CGUs which are not individually significant have been aggregated for presentation purposes. Typically, when an acquisition is made the acquired business is fully integrated into the relevant business unit and CGU, and the goodwill arising is allocated to the CGUs, or groups of CGUs, that are expected to benefit from the synergies of the acquisition. LexisNexis Risk has been separated out from LexisNexis US as a separate CGU in 2008 following the acquisition of ChoicePoint and its integration into the existing Risk business, with comparative information restated. The carrying value of goodwill recorded in the major groups of cash generating units is set out below.

	2008 £m	2007 £m
Elsevier	1,074	767
LexisNexis US Legal	1,104	787
LexisNexis Risk	1,846	271
LexisNexis International	137	118
LexisNexis	3,087	1,176
Reed Exhibitions Continental Europe	336	264
Reed Exhibitions other	71	38
Reed Exhibitions	407	302
Reed Business Information US	162	113
Reed Business Information UK	71	41
Reed Business Information NL	33	23
Reed Business Information International	67	40
Reed Business Information	333	217
Total	4,901	2,462

The carrying value of each CGU is compared with its estimated value in use, which is determined to be its recoverable amount. Value in use is calculated based on estimated future cash flows, discounted to their present value. Estimated future cash flows are determined by reference to latest budgets and forecasts for the next five years approved by management, after which a long-term perpetuity growth rate is applied. The estimates of future cash flows are consistent with past experience adjusted for management's estimates of future performance. The key assumptions used in the value in use calculations are discount rates and perpetuity growth rates. The discount rates used are based on the Reed Elsevier weighted average cost of capital, adjusted to reflect a risk premium specific to each CGU. The Reed Elsevier weighted average cost of capital reflects an assumed equity return, based on the risk free rate for government bonds adjusted for an equity risk premium, and the Reed Elsevier post tax cost of debt. The pre-tax discounts rates applied are 9.5% for Elsevier; 10.0-10.5% for LexisNexis; 10.5-11.0% for Reed Exhibitions and 10.5-11.0% for Reed Business Information. Cash flows subsequent to the forecast period of five years are assumed to grow at a nominal perpetuity growth rate. The rates assumed are based on the long-term historic growth rates of the territories where the CGUs operate and the growth prospects for the sectors in which the CGUs operate. A nominal perpetuity growth rate of 3% is used for all CGUs.

The value in use calculations and impairment reviews are sensitive to changes in key assumptions, particularly relating to discount rates and cash flow growth. A sensitivity analysis has been performed based on changes in key assumptions considered to be possible by management: an increase in discount rate of 0.5%; a decrease in the compound annual growth rate (CAGR) for adjusted operating cash flow in the five year forecast period of between 2.0% and 5.0%, depending on the CGU; and a decrease in perpetuity growth rates of 0.5%. The sensitivity analysis shows that no impairments would result under each of the sensitivity scenarios other than in the case of a 5.0% decline in adjusted operating cash flow CAGR over the five year forecast period which, if applied across all CGUs, would result in an impairment of £24 million, or £35 million if perpetuity growth rates were coincidentally reduced by 0.5%.

17. Intangible assets

	Market and customer related £m	Content, software and other £m	Total acquired intangible assets £m	Internally developed intangible assets £m	Total £m
Cost					
At January 1, 2007	1,355	2,871	4,226	633	4,859
Acquisitions	63	199	262	—	262
Additions	—	—	—	80	80
Disposals	(544)	(118)	(662)	(60)	(722)
Reclassified as held for sale	(29)	(116)	(145)	(32)	(177)
Exchange translation differences	(27)	33	6	16	22
At January 1, 2008	818	2,869	3,687	637	4,324
Acquisitions	1,349	230	1,579	—	1,579
Additions	—	—	—	115	115
Disposals	—	(15)	(15)	(19)	(34)
Exchange translation differences	652	85	1,503	207	1,710
At December 31, 2008	2,819	3,935	6,754	940	7,694
Amortisation					
At January 1, 2007	276	1,720	1,996	339	2,335
Charge for the year	52	176	228	73	301
Disposals	(166)	(111)	(277)	(52)	(329)
Reclassified as held for sale	(2)	(77)	(79)	(9)	(88)
Exchange translation differences	(8)	13	5	11	16
At January 1, 2008	152	1,721	1,873	362	2,235
Charge for the year	84	194	278	88	366
Disposals	—	(15)	(15)	(8)	(23)
Exchange translation differences	74	515	589	123	712
At December 31, 2008	310	2,415	2,725	565	3,290
Net book amount					
At December 31, 2007	666	1,148	1,814	275	2,089
At December 31, 2008	2,509	1,520	4,029	375	4,404

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £902 million (2007: £817 million) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Included in market and customer related intangible assets are £397 million (2007: £288 million) of brands and imprints relating to Elsevier determined to have indefinite lives based on an assessment of their historical longevity and stable market positions. Indefinite lived intangibles are tested for impairment at least annually using the same value in use assumptions as set out in note 16.

The amortisation charge includes nil (2007: £10 million) in respect of discontinued operations.

18. Investments

	2008 £m	2007 £m
Investments in joint ventures	145	116
Available for sale investments	24	90
Venture capital investments held for trading	25	21
Total	194	227

The reduction in value of available for sale investments principally relates to the write down of the investment in Education Media and Publishing Group described in note 11.

An analysis of changes in the carrying value of investments in joint ventures is set out below:

	2008 £m	2007 £m
At January 1	116	73
Share of results of joint ventures	18	16
Dividends received from joint ventures	(23)	(12)
Additions	4	31
Exchange translation differences	30	8
At December 31	145	116

The principal joint ventures at December 31, 2008 are exhibition joint ventures within Reed Exhibitions and Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding).

Summarised aggregate information in respect of joint ventures and Reed Elsevier's share is set out below:

	Total joint ventures		Reed Elsevier share	
	2008 £m	2007 £m	2008 £m	2007 £m
Revenue	209	214	104	103
Net profit for the year	37	36	18	16
Total assets	325	302	152	143
Total liabilities	(163)	(165)	(75)	(76)
Net assets	162	137	77	67
Goodwill			68	49
Total			145	116

19. Property, plant and equipment

	2008			2007		
	Land and buildings £m	Fixtures and equipment £m	Total £m	Land and buildings £m	Fixtures and equipment £m	Total £m
Cost						
At January 1	157	510	667	179	667	846
Acquisitions	30	18	48	—	1	1
Capital expenditure	13	44	57	6	70	76
Disposals	(1)	(66)	(67)	(26)	(183)	(209)
Reclassified as held for sale	—	—	—	(2)	(45)	(47)
Exchange translation differences	60	138	198	—	—	—
At December 31	259	644	903	157	510	667
Accumulated depreciation						
At January 1	71	357	428	83	465	548
Acquisitions	—	—	—	—	1	1
Disposals	(1)	(56)	(57)	(19)	(148)	(167)
Reclassified as held for sale	—	—	—	(1)	(30)	(31)
Charge for the year	10	69	79	8	69	77
Exchange translation differences	26	98	124	—	—	—
At December 31	106	468	574	71	357	428
Net book amount	153	176	329	86	153	239

No depreciation is provided on freehold land of £51 million (2007: £37 million). The net book amount of property, plant and equipment at December 31, 2008 includes £6 million (2007: £17 million) in respect of assets held under finance leases relating to fixtures and equipment.

The depreciation charge includes nil (2007: £1 million) in respect of discontinued operations.

20. Financial instruments

Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments and its capital structure are set out on pages 34 to 36 of Item 5: Operating and Financial Review and Prospects; Liquidity and Capital Resources — Reed Elsevier. The main financial risks faced by Reed Elsevier are liquidity risk, market risk — comprising interest rate risk and foreign exchange risk — and credit risk. Financial instruments are used to finance the Reed Elsevier businesses and to hedge interest rate and foreign exchange risks. Reed Elsevier's businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.

20. Financial instruments – (continued)

Liquidity risk

Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The remaining contractual maturities for borrowings and derivative financial instruments are shown in the table below. The table shows undiscounted principal and interest cash flows and includes contractual gross cash flows to be exchanged as part of cross currency interest rate swaps and forward foreign exchange contracts where there is a legal right of set-off.

| At December 31, 2008 | Carrying amount £m | Contractual cash flow | | | | | | |
		Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Borrowings								
Fixed rate borrowings	(2,265)	(124)	(123)	(504)	(447)	(177)	(1,967)	(3,342)
Floating rate borrowings. . .	(3,877)	(536)	(1,740)	(1,516)	(225)	(1)	(5)	(4,023)
Derivative financial liabilities								
Interest rate derivatives . . .	(89)	(27)	(37)	(20)	(7)	(3)	—	(94)
Cross currency interest rate swaps	—	(13)	(8)	(13)	(14)	(199)	(204)	(451)
Forward foreign exchange contracts	(169)	(909)	(358)	(177)	(45)	—	—	(1,489)
Derivative financial assets								
Interest rate derivatives . . .	1	1	—	—	—	—	—	1
Cross currency interest rate swaps	51	15	13	15	15	211	237	506
Forward foreign exchange contracts	24	837	307	157	42	—	—	1,343
Total	(6,324)	(756)	(1,946)	(2,058)	(681)	(169)	(1,939)	(7,549)

| At December 31, 2007 | Carrying amount £m | Contractual cash flow | | | | | | |
		Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Borrowings								
Fixed rate borrowings	(1,993)	(486)	(95)	(95)	(368)	(327)	(1,602)	(2,973)
Floating rate borrowings. . .	(1,136)	(770)	(14)	(232)	(7)	(169)	(3)	(1,195)
Derivative financial liabilities								
Interest rate derivatives . . .	(9)	(5)	(5)	(2)	—	—	(6)	(18)
Cross currency interest rate swaps	—	(241)	(6)	(7)	(7)	(8)	(158)	(427)
Forward foreign exchange contracts	(13)	(654)	(265)	(118)	—	—	—	(1,037)
Derivative financial assets								
Interest rate derivatives . . .	16	4	7	5	3	2	4	25
Cross currency interest rate swaps	155	395	5	5	5	5	166	581
Forward foreign exchange contracts	39	680	276	120	—	—	—	1,076
Total	(2,941)	(1,077)	(97)	(324)	(374)	(497)	(1,599)	(3,968)

In January 2009, fixed rate term debt of $1,500 million (£1,037 million) and floating rate term debt of €50 million (£49 million) due in more than five years from December 31, 2008 were issued and used to repay floating rate borrowings maturing in one to two years.

The carrying amount of derivative financial liabilities comprises £240 million (2007: £18 million) in relation to cash flow hedges and £18 million (2007: £4 million) held for trading. The carrying amount of derivative financial assets comprises £41 million (2007: £170 million) in relation to fair value hedges, £8 million (2007: £28 million) in relation to cash flow hedges and £27 million (2007: £12 million) held for trading. Derivative financial assets and liabilities held for trading comprise interest rate derivatives and forward foreign exchange contracts that were not designated as hedging instruments.

20.   Financial instruments – (continued)

At December 31, 2008 Reed Elsevier had access to £2,074 million (2007: £1,502 million) of committed bank facilities that expire in one to two years (2007: two to three years), of which £26 million (2007: £42 million) was drawn. These facilities principally provide back up for short term borrowings. In February 2009, these facilities were reduced to £1,728 million and, at the same time, new £1,382 million committed bank facilities, forward starting in May 2010 and maturing in May 2012, were put in place.

At December 31, 2008 Reed Elsevier had fully drawn down a £2,908 million (2007: nil) committed loan facility established to finance the acquisition of ChoicePoint, Inc.

After taking account of the maturity of committed bank facilities that back short term borrowings at December 31, 2008, and after utilising available cash resources, no borrowings mature in the next twelve months (2007: nil), 31% of borrowings mature in the second year (2007: nil), 33% of borrowings mature in the third year (2007: 27%), 12% in the fourth and fifth years (2007: 29%), 16% in the sixth to tenth years (2007: 31%), and 8% beyond the tenth year (2007: 13%). Allowing for the £1,086 million of term debt issued in January 2009 and the $2,000 million (£1,382 million) forward start facility, no borrowings mature in the next two years, 21% of borrowings mature in the third year, 36% in the fourth and fifth years, 23% in the sixth to tenth years, and 20% beyond the tenth year.

Market Risk

Reed Elsevier's primary market risks are to interest rate fluctuations and exchange rate movements. Derivatives are used to hedge or reduce the risks of interest rate and exchange rate movements and are not entered into unless such risks exist. Derivatives used by Reed Elsevier for hedging a particular risk are not specialised and are generally available from numerous sources. The impact of market risks on net post employment benefit obligations and taxation is excluded from the following market risk sensitivity analysis.

Interest rate risk

Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates.

At December 31, 2008, 52% of gross borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £25 million (2007: £7 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2008. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £25 million (2007: £7 million).

After taking additional account of $1.6 billion of term debt issued in January 2009, 69% of gross borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options, and a 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £15 million. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £15 million.

The impact on net equity of a theoretical change in interest rates as at December 31, 2008 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated reduction in net equity of £39 million (2007: £10 million) and a 100 basis point increase in interest rates would increase net equity by an estimated £38 million (2007: £10 million). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

Foreign exchange rate risk

Translation exposures arise on the earnings and net assets of business operations in countries with currencies other than sterling, most particularly in respect of the US businesses. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars (see note 26).

A theoretical weakening of all currencies by 10% against sterling at December 31, 2008 would decrease the carrying value of net assets, excluding net borrowings, by £551 million (2007: £262 million). This would be offset to a large degree by a decrease in net borrowings of £495 million (2007: £123 million). A strengthening of all currencies by 10% against sterling at December 31, 2008 would increase the carrying value of net assets, excluding net borrowings, by £685 million (2007: £328 million) and increase net borrowings by £605 million (2007: £150 million).

A retranslation of the combined businesses' net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures would reduce net profit by £38 million (2007: £106 million). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £46 million (2007: £130 million).

20. Financial instruments – (continued)

Credit risk

Reed Elsevier seeks to limit interest rate and foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. Reed Elsevier also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A by Standard and Poor's, Moody's or Fitch.

Reed Elsevier also has credit risk with respect to trade receivables due from its customers that include national and state governments, academic institutions and large and small enterprises including law firms, book stores and wholesalers. The concentration of credit risk from trade receivables is limited due to the large and broad customer base. Trade receivable exposures are managed locally in the business units where they arise. Where appropriate, business units seek to minimise this exposure by taking payment in advance and through management of credit terms. Allowance is made for bad and doubtful debts based on management's assessment of the risk taking into account the ageing profile, experience and circumstance. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, recorded in the balance sheet.

Included within trade receivables are the following amounts which are past due but for which no allowance has been made. Past due up to one month £284 million (2007: £234 million); past due two to three months £123 million (2007: £78 million); past due four to six months £35 million (2007: £26 million); and past due greater than six months £11 million (2007: £21 million). Examples of trade receivables which are past due but for which no allowance has been made include those receivables where there is no concern over the creditworthiness of the customer and where the history of dealings with the customer indicate the amount will be settled.

Hedge accounting

The hedging relationships that are designated under IAS39 — Financial Instruments are described below:

Fair value hedges

Reed Elsevier has entered into interest rate swaps and cross currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement.

Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £300 million were in place at December 31, 2008 swapping fixed rate term debt issues denominated in Swiss francs (CHF) to floating rate USD debt for the whole of their term (2007: £820 million) swapping fixed rate term debt issues denominated in US dollars (USD), euros and Swiss francs to floating rate USD debt for the whole or part of their term).

20. Financial instruments – (continued)

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the three years ended December 31, 2008 were as follows:

Gains/(losses) on borrowings and related derivatives

	January 1, 2006 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	December 31, 2006 £m
USD debt	(15)	15	1	1
Related interest rate swaps	15	(15)	(1)	(1)
	—	—	—	—
Euro debt	(104)	(26)	14	(116)
Related Euro to USD cross currency interest rate swaps	105	26	(14)	117
	1	—	—	1
CHF debt	(53)	(10)	7	(56)
Related CHF to USD cross currency interest rate swaps	54	10	(7)	57
	1	—	—	1
Total USD, Euro and CHF debt	(172)	(21)	22	(171)
Total related interest rate derivatives	174	21	(22)	173
Net gain	2	—	—	2

	January 1, 2007 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	December 31, 2007 £m
USD debt	1	(16)	—	(15)
Related interest rate swaps	(1)	16	—	15
	—	—	—	—
Euro debt	(116)	(35)	2	(149)
Related Euro to USD cross currency interest rate swaps	117	34	(2)	149
	1	(1)	—	—
CHF debt	(56)	49	1	(6)
Related CHF to USD cross currency interest rate swaps	57	(50)	(1)	6
	1	(1)	—	—
Total USD, Euro and CHF debt	(171)	(2)	3	(170)
Total related interest rate derivatives	173	—	(3)	170
Net gain	2	(2)	—	—

20. Financial instruments – (continued)

	January 1, 2008 £m	Fair value movement gain/(loss) £m	De-designated £m	Exchange gain/(loss) £m	December 31, 2008 £m
USD debt	(15)	(46)	62	(1)	—
Related interest rate swaps	15	46	(62)	1	—
	—	—	—	—	—
Euro debt	(149)	161	—	(12)	—
Related Euro to USD cross currency interest rate swaps	149	(161)	—	12	—
	—	—	—	—	—
CHF debt	(6)	(25)	—	(10)	(41)
Related CHF to USD cross currency interest rate swaps	6	25	—	10	41
	—	—	—	—	—
Total USD, Euro and CHF debt	(170)	90	62	(23)	(41)
Total related interest rate derivatives	170	(90)	(62)	23	41
Net gain	—	—	—	—	—

All fair value hedges were highly effective throughout the three years ended December 31, 2008. A fair value loss of nil (2007: £2 million; 2006: nil) has been included within finance costs.

During 2008, nil (2007: nil; 2006: £3 million) fair value losses recognised on adoption of IAS39 — Financial Instruments were included in finance costs.

Gross borrowings as at December 31, 2008 included £78 million (2007: nil; 2006: nil) in relation to fair value adjustments to borrowings previously designated in a fair value hedge relationship which were de-designated during the year. The related derivatives were closed out on de-designation with a cash inflow of £62 million (£80 million translated at December 31, 2008 exchange rates). During 2008, £2 million (2007: nil; 2006: nil) of these fair value adjustments were amortised as a reduction to finance costs.

Cash flow hedges

Reed Elsevier enters into two types of cash flow hedge:

(1) Interest rate derivatives which fix the interest expense on a portion of forecast floating rate denominated debt (including commercial paper, short term bank loans and floating rate term debt).

(2) Foreign exchange derivatives which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Elsevier science and medical businesses for up to 50 months.

20. Financial instruments – (continued)

Movements in the hedge reserve (pre-tax) in 2008, 2007 and 2006, including gains and losses on cash flow hedging instruments, were as follows:

	Transition loss £m	Interest rate hedges £m	Foreign exchange hedges £m	Total hedge reserve pre-tax £m
Hedge reserve at January 1, 2006: (losses)/gains deferred	(5)	—	12	7
Gains arising in 2006	—	1	53	54
Amounts recognised in income statement	3	3	(14)	(8)
Exchange translation differences	—	—	(1)	(1)
Hedge reserve at January 1, 2007: (losses)/gains deferred	(2)	4	50	52
(Losses)/gains arising in 2007	—	(11)	14	3
Amounts recognised in income statement	2	(1)	(30)	(29)
Exchange translation differences	—	—	2	2
Hedge reserve at January 1, 2008: (losses)/gains deferred	—	(8)	36	28
Losses arising in 2008	—	(60)	(183)	(243)
Amounts recognised in income statement	—	6	(25)	(19)
Exchange translation differences	—	(18)	(4)	(22)
Hedge reserve at December 31, 2008: losses deferred	—	(80)	(176)	(256)

All cash flow hedges were highly effective throughout the three years ended December 31, 2008.

A tax credit of £61 million (2007: £8 million charge; 2006: £15 million charge) in respect of the above gains and losses at December 31, 2008 was also deferred in the hedge reserve.

Of the amounts recognised in the income statement in the year, gains of £25 million (2007: £30 million; 2006: £14 million) were recognised in revenue, and losses of £6 million (2007: £1 million; 2006: £6 million) were recognised in finance costs. A tax charge of £5 million (2007: £9 million; 2006: £3 million) was recognised in relation to these items.

The transition loss relates to interest rate derivatives which were not designated as hedging instruments on adoption of IAS39 — Financial Instruments.

The deferred losses on cash flow hedges at December 31, 2008 are currently expected to be recognised in the income statement in future years as follows:

	Interest rate hedges £m	Foreign exchange hedges £m	Total hedge reserve pre-tax £m
2009	(23)	(63)	(86)
2010	(29)	(66)	(95)
2011	(16)	(38)	(54)
2012	(9)	(9)	(18)
2013	(3)	—	(3)
Losses deferred in hedge reserve at end of year	(80)	(176)	(256)

The cash flows for these hedges are expected to occur in line with the recognition of the losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

21. Deferred tax

	2008 £m	2007 £m
Deferred tax assets	353	141
Deferred tax liabilities	(1,525)	(695)
Total	(1,172)	(554)

Movements in deferred tax liabilities and assets are summarised as follows:

	Deferred tax liabilities				Deferred tax assets			
	Excess of tax allowances over amortisation £m	Acquired intangible assets £m	Pensions assets £m	Other temporary differences - liabilities £m	Tax losses carried forward £m	Pensions liabilities £m	Other temporary differences - assets £m	Total £m
Deferred tax (liability)/asset at January 1, 2007	(133)	(642)	(6)	(69)	7	92	71	(680)
(Charge)/credit to profit	(29)	63	—	35	(3)	(15)	19	70
(Charge)/credit to equity	—	—	(44)	(2)	—	(21)	17	(50)
Acquisitions	—	(38)	—	—	1	—	—	(37)
Disposals	34	95	(1)	—	—	(3)	(25)	100
Reclassified as held for sale	1	24	—	15	—	—	—	40
Exchange translation differences	2	—	—	—	—	(1)	2	3
Deferred tax (liability)/asset at January 1, 2008	(125)	(498)	(51)	(21)	5	52	84	(554)
(Charge)/credit to profit	(37)	69	(6)	(5)	—	(10)	(41)	(30)
Credit to equity	—	—	13	7	—	103	33	156
Acquisitions	—	(536)	—	—	—	4	63	(469)
Disposals	—	7	—	—	—	—	—	7
Exchange translation differences	(57)	(281)	—	(4)	1	41	18	(282)
Deferred tax (liability)/asset at December 31, 2008	(219)	(1,239)	(44)	(23)	6	190	157	(1,172)

22. Inventories and pre-publication costs

	2008 £m	2007 £m
Raw materials	11	9
Pre-publication costs	233	154
Finished goods	104	108
Total	348	271

23. Trade and other receivables

	2008 £m	2007 £m
Trade receivables	1,578	1,054
Allowance for doubtful debts	(77)	(48)
	1,501	1,006
Prepayments and accrued income	184	142
Total	1,685	1,148

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Trade receivables are stated net of allowances for bad and doubtful debts. The movements in the provision during the year were as follows:

	2008 £m	2007 £m	2006 £m
At January 1	48	50	66
Charge for the year	29	19	10
Trade receivables written off	(20)	(17)	(20)
Acquisitions	4	—	—
Reclassified as held for sale	—	(5)	—
Exchange translation differences	16	1	(6)
At December 31	77	48	50

24. Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale are as follows:

	2008 £m	2007 £m
Goodwill	24	117
Intangible assets	3	89
Property, plant and equipment	7	16
Inventories and pre-publication costs	—	54
Trade and other receivables	15	65
Total assets held for sale	49	341
Trade and other payables	2	44
Deferred tax liabilities	—	40
Total liabilities associated with assets held for sale	2	84

Assets held for sale as at December 31, 2008 relate to minor businesses within LexisNexis (2007: principally relate to Harcourt Assessment which was sold in January 2008, see note 4).

25. Trade and other payables

	2008 £m	2007 £m
Payables and accruals	1,394	1,000
Deferred income	1,375	966
Total	2,769	1,966

26. Borrowings

	2008			2007		
	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m
Financial liabilities measured at amortised cost:						
Short term bank loans, overdrafts and commercial paper.	446	—	446	753	—	753
Finance leases.	2	1	3	5	6	11
Other loans	—	4,652	4,652	—	1,378	1,378
Other loans in fair value hedging relationships	—	341	341	369	618	987
Other loans previously in fair value hedging relationships	—	700	700	—	—	—
Total	448	5,694	6,142	1,127	2,002	3,129

The total fair value of financial liabilities measured at amortised cost is £5,201 million (2007: £2,206 million). The total fair value of other loans in fair value hedging relationships is £325 million (2007: £1,054 million). The total fair value of other loans previously in fair value hedging relationships is £773 million (2007: nil).

Analysis by year of repayment

	2008				2007			
	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
Within 1 year	446	—	2	448	753	369	5	1,127
Within 1 to 2 years	—	1,706	1	1,707	—	—	3	3
Within 2 to 3 years	—	1,885	—	1,885	—	220	3	223
Within 3 to 4 years	—	578	—	578	—	276	—	276
Within 4 to 5 years	—	104	—	104	—	423	—	423
After 5 years	—	1,420	—	1,420	—	1,077	—	1,077
	—	5,693	1	5,694	—	1,996	6	2,002
Total.	446	5,693	3	6,142	753	2,365	11	3,129

In January 2009, fixed rate term debt of $1,500 million (£1,037 million) and floating rate term debt of €50 million (£49 million) due in more than five years from December 31, 2008 were issued and used to repay other loans maturing within one to two years. Short term bank loans, overdrafts and commercial paper are backed up at December 31, 2008 by $3,000 million (£2,074 million) of committed bank facilities maturing in May 2010 of which $38 million (£26 million) was drawn. In February 2009 these facilities were reduced to $2,500 million (£1,728 million) and additional $2,000 million (£1,382 million) committed bank facilities, forward starting in May 2010 and maturing in May 2012, were put in place.

26. Borrowings – (continued)

Analysis by currency

	2008				2007			
	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
US Dollars	10	5,128	3	5,141	108	1,841	11	1,960
£ Sterling	—	400	—	400	7	400	—	407
Euro	375	165	—	540	572	124	—	696
Other currencies.	61	—	—	61	66	—	—	66
Total.	446	5,693	3	6,142	753	2,365	11	3,129

Included in the US dollar amounts for other loans above is £341 million (2007: £521 million) of debt denominated in euros (nil; 2007: €500 million) and Swiss francs (CHF 500 million; 2007: CHF 350 million) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at December 31, 2008, had a fair value of £41 million (2007: £155 million).

27. Lease arrangements

Finance leases

At December 31, 2008 future finance lease obligations fall due as follows:

	2008 £m	2007 £m
Within one year	2	5
In the second to fifth years inclusive	1	7
	3	12
Less future finance charges.	—	(1)
Total	3	11
Present value of future finance lease obligations payable:		
Within one year	2	5
In the second to fifth years inclusive	1	6
Total	3	11

The fair value of the lease obligations approximates to their carrying amount.

Operating leases

Reed Elsevier leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.

At December 31, 2008 outstanding commitments under non-cancellable operating leases fall due as follows:

	2008 £m	2007 £m
Within one year	144	104
In the second to fifth years inclusive	426	319
After five years	293	275
Total	863	698

Of the above outstanding commitments, £805 million (2007: £680 million) relate to land and buildings.

27. Lease arrangements – (Continued)

Reed Elsevier has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall as follows:

	2008 £m	2007 £m
Within one year	21	14
In the second to fifth years inclusive	52	42
After five years	14	11
Total	87	67

28. Provisions

	2008			2007		
	Property £m	Restructuring £m	Total £m	Property £m	Restructuring £m	Total £m
At January 1	21	—	21	28	—	28
Charged	22	57	79	—	—	—
Utilised	(9)	—	(9)	(6)	—	(6)
Exchange translation differences	11	12	23	(1)	—	(1)
At December 31	45	69	114	21	—	21

Property provisions relate to estimated sub-lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2021. Restructuring provisions relate to costs incurred in connection with the major restructuring programme announced in February 2008 and in RBI, principally in respect of severance and outsourcing migration costs.

Provisions have been analysed between current and non-current as set out below:

	2008 £m	2007 £m
Current liabilities	79	—
Non-current liabilities	35	21
Total	114	21

29. Contingent liabilities and capital commitments

There are contingent liabilities amounting to £26 million (2007: £28 million) in respect of property lease guarantees.

30. Combined share capitals

	2008 £m	2007 £m	2006 £m
At January 1	197	191	190
Issue of ordinary shares	1	3	2
Exchange translation differences	11	3	(1)
At December 31	209	197	191

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

Disclosures in respect of share capital are given in note 13 to the Reed Elsevier PLC consolidated financial statements and note 14 to the Reed Elsevier NV consolidated financial statements.

31. Combined share premiums

	2008 £m	2007 £m	2006 £m
At January 1	2,143	1,879	1,805
Issue of ordinary shares, net of expenses	53	174	91
Exchange translation differences	333	90	(17)
At December 31	2,529	2,143	1,879

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

32. Combined shares held in treasury

	Shares held by EBT £m	Shares held by parent companies £m	Total £m
At January 1, 2006.	93	—	93
Purchase of shares	68	217	285
Exchange translation differences	—	(1)	(1)
At January 1, 2007.	161	216	377
Purchase of shares	74	199	273
Settlement of share awards	(49)	—	(49)
Exchange translation differences	—	18	18
At January 1, 2008.	186	433	619
Purchase of shares	54	40	94
Settlement of share awards	(8)	—	(8)
Exchange translation differences	—	78	78
At December 31, 2008	232	551	783

At December 31, 2008 shares held in treasury related to 20,078,899 (2007: 18,723,830; 2006: 17,167,145) Reed Elsevier PLC ordinary shares and 11,177,422 (2007: 10,100,765; 2006: 9,242,214) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust ("EBT"); and 34,196,298 (2007: 35,846,500; 2006: 20,593,500) Reed Elsevier PLC ordinary shares and 23,952,791 (2007: 25,301,500; 2006: 13,381,500) Reed Elsevier NV ordinary shares held by the respective parent companies.

The number of shares held by the EBT and parent companies were reduced by the share consolidations of the parent companies which accompanied the payment of the special distribution from the net proceeds of the disposal of Harcourt Education. The ordinary share capitals of the parent companies were consolidated on the basis of 58 new ordinary shares for every 67 existing ordinary shares, reflecting the ratio of the aggregate special distribution to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at December 12, 2007, the date of the announcement of the special distribution.

The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees' discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards.

33. Translation reserve

	2008 £m	2007 £m	2006 £m
At January 1	(145)	(136)	89
Exchange differences on translation of foreign operations	340	(33)	(244)
Cumulative exchange differences on disposal of foreign operations	27	148	—
Exchange translation differences on capital and reserves.	(236)	(124)	19
At December 31	(14)	(145)	(136)

34. Other combined reserves

	2008			2007	2006
	Hedge reserve £m	Other reserves £m	Total £m	Total £m	Total £m
At January 1	20	1,369	1,389	409	(21)
Profit attributable to parent companies' shareholders	—	476	476	1,200	623
Dividends declared	—	(2,404)	(2,404)	(416)	(371)
Actuarial (losses)/gains on defined benefit pension schemes	—	(347)	(347)	224	139
Fair value movements on available for sale investments	—	(9)	(9)	—	3
Cumulative fair value movements on disposals of available for sale investments	—	—	—	(7)	—
Fair value movements on cash flow hedges	(243)	—	(243)	3	54
Tax recognised directly in equity	59	97	156	(50)	(60)
Increase in share based remuneration reserve	—	46	46	46	49
Settlement of share awards	—	(8)	(8)	(49)	—
Transfer from hedge reserve to net profit (net of tax)	(14)	—	(14)	(20)	(5)
Exchange translation differences	(17)	(13)	(30)	49	(2)
At December 31	(195)	(793)	(988)	1,389	409

Other reserves principally comprise retained earnings, the share based remuneration reserve and available for sale investment reserve.

35. Related party transactions

Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £4 million (2007: £6 million; 2006: £6 million). As at December 31, 2008 amounts owed by joint ventures were £3 million (2007: £7 million; 2006: £3 million). Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC and Reed Elsevier NV. Transactions with key management personnel are set out below.

	2008 £m	2007 £m	2006 £m
Salaries and other short term employee benefits	7	8	7
Post employment benefits	1	1	1
Share based remuneration	10	9	7
Total	18	18	15

Post employment benefits represent the service cost under IAS19 — Employee Benefits in relation to defined benefit schemes, together with any contributions made to defined contribution schemes. Share based remuneration is the amount charged in respect of executive directors under IFRS2 — Share Based Payment.

36. Post balance sheet events

In January 2009, term debt of $1,500 million (£1,037 million) and €50 million (£49 million) due in more than five years from December 31, 2008 were issued and used to repay loans maturing within one to two years.

As at December 31, 2008 short term bank loans, overdrafts and commercial paper were backed up by $3,000 million of committed bank facilities maturing in May 2010, of which $38 million (£26 million) was drawn. On February 17, 2009 these facilities were reduced to $2,500 million (£1,728 million) and new $2,000 million (£1,382 million) committed bank facilities, forward starting in May 2010 and maturing in May 2012, were put in place.

REED ELSEVIER PLC
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and members of Reed Elsevier PLC:

We have audited the accompanying consolidated balance sheets of Reed Elsevier PLC and its subsidiaries ("the Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flow, recognised income and expense and reconciliation of shareholders' equity for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards ("IFRS") as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2009 (see Item 19 — Exhibit 15.5) expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE LLP
London, England
February 18, 2009

REED ELSEVIER PLC
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2008

	Note	2008 £m	2007 £m	2006 £m
Administrative expenses	3	(1)	(1)	(2)
Effect of tax credit equalisation on distributed earnings	4	(11)	(11)	(10)
Share of results of joint ventures	12	258	658	343
Operating profit		246	646	331
Finance income/(charges)	7	1	(3)	(3)
Profit before tax		247	643	328
Taxation	8	(6)	(19)	(8)
Profit attributable to ordinary shareholders		241	624	320

	Note	2008 pence	2007 pence	2006 pence
Earnings per ordinary share (EPS)				
Basic earnings per share				
From continuing operations of the combined businesses	10	21.2p	36.6p	24.1p
From discontinued operations of the combined businesses	10	0.9p	13.1p	1.5p
From total operations of the combined businesses	10	22.1p	49.7p	25.6p
Diluted earnings per share				
From continuing operations of the combined businesses	10	21.0p	36.2p	23.8p
From discontinued operations of the combined businesses	10	0.9p	12.9p	1.5p
From total operations of the combined businesses	10	21.9p	49.1p	25.3p

The accompanying notes on pages F-61 to F-68 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2008

	Note	2008 £m	2007 £m	2006 £m
Cash flows from operating activities				
Cash used by operations	11	(1)	(2)	(2)
Interest paid		—	(3)	(3)
Tax paid		(10)	(16)	(6)
Net cash used in operating activities.		(11)	(21)	(11)
Cash flows from investing activities				
Dividends received from joint ventures.		500	850	596
Cash flows from financing activities				
Equity dividends paid	9	(1,245)	(206)	(186)
Proceeds on issue of ordinary shares		32	92	47
Purchase of treasury shares		(20)	(92)	(112)
Repayment of loan from joint ventures.	11	—	(36)	—
Decrease/(increase) in net funding balances due from joint ventures	11	744	(587)	(334)
Net cash used in financing activities.		(489)	(829)	(585)
Movement in cash and cash equivalents		—	—	—

The accompanying notes on pages F-61 to F-68 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2008

	Note	2008 £m	2007 £m
Non-current assets			
Investments in joint ventures	12	515	1,584
Total assets		515	1,584
Current liabilities			
Taxation		11	16
Total liabilities		11	16
Net assets		504	1,568
Capital and reserves			
Called up share capital	13	164	163
Share premium account	14	1,154	1,123
Shares held in treasury (including in joint ventures)	15	(347)	(302)
Capital redemption reserve	16	4	4
Translation reserve	17	157	(37)
Other reserves	18	(628)	617
Total equity		504	1,568

The accompanying notes on pages F-61 to F-68 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2008

	2008 £m	2007 £m	2006 £m
Profit attributable to ordinary shareholders	241	624	320
Share of joint ventures' net (expense)/income recognised directly in equity	(54)	77	(57)
Share of joint ventures' cumulative exchange differences on disposal of foreign operations.	14	78	—
Share of joint ventures' cumulative fair value movements on disposal of available for sale investments.	—	(4)	—
Share of joint ventures' transfer to net profit from hedge reserve	(8)	(11)	(3)
Total recognised income and expense for the year	193	764	260

CONSOLIDATED RECONCILIATION OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Note	2008 £m	2007 £m	2006 £m
Total recognised net income		193	764	260
Equity dividends declared	9	(1,245)	(206)	(186)
Issue of ordinary shares, net of expenses		32	92	47
Increase in shares held in treasury (including in joint ventures) . .	15	(49)	(130)	(151)
Increase in share based remuneration reserve		24	24	26
Equalisation adjustments.		(19)	(16)	2
Net (decrease)/increase in shareholders' equity		(1,064)	528	(2)
Shareholders' equity at January 1		1,568	1,040	1,042
Shareholders' equity at December 31		504	1,568	1,040

The accompanying notes on pages F-61 to F-68 are an integral part of these consolidated financial statements

REED ELSEVIER PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of financial statements

On January 1, 1993 Reed Elsevier PLC and Reed Elsevier NV contributed their businesses to two companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. Reed Elsevier Group plc, which owns all the publishing and information businesses, is incorporated in England and Elsevier Reed Finance BV, which owns the financing and treasury companies, is incorporated in the Netherlands. Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds an indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares.

Under the equalisation arrangements Reed Elsevier PLC shareholders have a 52.9% economic interest in the Reed Elsevier combined businesses and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% interest. Holders of ordinary shares in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

2. Accounting policies

Basis of preparation

These consolidated financial statements report the consolidated income statement, cash flow and financial position of Reed Elsevier PLC, and have been prepared under the historic cost convention and in accordance with accounting policies that are in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS as adopted by the European Union ("EU").

Unless otherwise indicated, all amounts shown in the financial statements are in pounds sterling ("£").

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 11.

Determination of profit

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. In Reed Elsevier PLC's consolidated financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated attributable earnings by 47.1% of the total amount of the tax credit.

The accounting policies adopted in the preparation of the combined financial statements are set out on pages F-10 to F-15.

Investments

Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Investments in joint ventures are accounted for using the equity method.

Foreign exchange translation

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The exchange gains or losses relating to the retranslation of Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

2. Accounting policies – (continued)

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Critical judgements and key sources of estimation uncertainty

Critical judgments in the preparation of the combined financial statements are set out on page F-14.

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on page F-14 and F-15 of the combined financial statements and are not expected to have a significant impact on the consolidated financial statements.

3. Administrative expenses

Administrative expenses include £604,000 (2007: £526,000; 2006: £486,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. Reed Elsevier PLC has no employees (2007: nil; 2006: nil).

4. Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies in note 2.

5. Auditors' remuneration

Audit fees payable by Reed Elsevier PLC were £26,000 (2007: £25,000; 2006: £24,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte LLP and its associates is set out in note 6 to the combined financial statements.

6. Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC. The remuneration of executive directors of Reed Elsevier PLC is disclosed in note 35 to the combined financial statements.

7. Finance income/(charges)

	2008 £m	2007 £m	2006 £m
Finance income/(charges) from joint ventures	1	(3)	(3)

8. Taxation

	2008 £m	2007 £m	2006 £m
UK corporation tax	6	19	8

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

8. Taxation — (Continued)

	2008 £m	2007 £m	2006 £m
Profit before tax	247	643	328
Tax at applicable rate 28% (2007: 30%; 2006: 30%)	69	193	98
Tax on share of results of joint ventures	(72)	(194)	(103)
Other	9	20	13
Tax expense	6	19	8

9. Equity dividends

On January 18, 2008 the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution of £1,041 million was recognised when paid.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of $14^{51}/_{116}$p for every 67 existing ordinary shares of 12.5p, reflecting the ratio of the aggregate special distribution (including that paid by Reed Elsevier NV) to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at December 12, 2007, the date of the announcement of the special distribution.

Ordinary dividends declared in the year	2008 pence	2007 pence	2006 pence	2008 £m	2007 £m	2006 £m
Ordinary shares						
Final for prior financial year	13.6p	11.8p	10.7p	146	149	135
Interim for financial year	5.3p	4.5p	4.1p	58	57	51
Total	18.9p	16.3p	14.8p	204	206	186

The directors of Reed Elsevier PLC have proposed a final dividend of 15.0p (2007: 13.6p; 2006: 11.8p). The cost of funding the proposed final dividend is expected to be £162 million. No liability has been recognised at the balance sheet date.

Ordinary dividends paid and proposed relating to the financial year	2008 pence	2007 pence	2006 pence
Ordinary shares			
Interim (paid)	5.3p	4.5p	4.1p
Final (proposed)	15.0p	13.6p	11.8p
Total	20.3p	18.1p	15.9p

10. Earnings per ordinary share ("EPS")

	2008		
	Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic EPS			
From continuing operations of the combined businesses	1,089.5	231	21.2p
From discontinued operations of the combined businesses	1,089.5	10	0.9p
From total operations of the combined businesses	1,089.5	241	22.1p
Diluted EPS			
From continuing operations of the combined businesses	1,101.3	231	21.0p
From discontinued operations of the combined businesses	1,101.3	10	0.9p
From total operations of the combined businesses	1,101.3	241	21.9p

10. Earnings per ordinary share ("EPS") – (continued)

	2007		
	Weighted average number of shares (millions)	**Earnings £m**	**EPS pence**
Basic EPS			
From continuing operations of the combined businesses	1,256.5	460	36.6p
From discontinued operations of the combined businesses	1,256.5	164	13.1p
From total operations of the combined businesses	1,256.5	624	49.7p
Diluted EPS			
From continuing operations of the combined businesses	1,271.3	460	36.2p
From discontinued operations of the combined businesses	1,271.3	164	12.9p
From total operations of the combined businesses	1,271.3	624	49.1p

	2006		
	Weighted average number of shares (millions)	**Earnings £m**	**EPS pence**
Basic EPS			
From continuing operations of the combined businesses	1,251.9	302	24.1p
From discontinued operations of the combined businesses	1,251.9	18	1.5p
From total operations of the combined businesses	1,251.9	320	25.6p
Diluted EPS			
From continuing operations of the combined businesses	1,266.4	302	23.8p
From discontinued operations of the combined businesses	1,266.4	18	1.5p
From total operations of the combined businesses	1,266.4	320	25.3p

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

10. Earnings per ordinary share ("EPS") – (continued)

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2008 are shown below:

			Year Ended December 31,		
	Shares in issue (millions)	Treasury shares (millions)	2008 Shares in issue net of treasury shares (millions)	2007 Shares in issue net of treasury shares (millions)	2006 Shares in issue net of treasury shares (millions)
Number of ordinary shares					
At January 1	1,305.9	(54.6)	1,251.3	1,249.6	1,266.2
Share consolidation	(175.4)	7.3	(168.1)	—	—
Issue of ordinary shares	6.4	—	6.4	18.5	10.4
Share repurchases	—	(3.2)	(3.2)	(15.2)	(20.6)
Net purchase of shares by employee benefit trust	—	(3.8)	(3.8)	(1.6)	(6.4)
At December 31	1,136.9	(54.3)	1,082.6	1,251.3	1,249.6
Weighted average number of equivalent ordinary shares during the year			1,089.5	1,256.5	1,251.9

The weighted average number of shares used in the diluted EPS calculations above is after deducting shares held in treasury and is derived as follows:

	2008 (millions)	2007 (millions)	2006 (millions)
Weighted average number of shares — Basic	1,089.5	1,256.5	1,251.9
Weighted average number of dilutive shares under option	11.8	14.8	14.5
Weighted average number of shares — Diluted	1,101.3	1,271.3	1,266.4

11. Cash flow statement

Reconciliation of administrative expenses to cash used by operations

	2008 £m	2007 £m	2006 £m
Administrative expenses	(1)	(1)	(2)
Net movement in payables	—	(1)	—
Cash used by operations	(1)	(2)	(2)

Reconciliation of net funding balances due from joint ventures

	2008 £m	2007 £m	2006 £m
At January 1	1,521	898	564
Cash flow	(744)	623	334
At December 31	777	1,521	898

12. Investments in joint ventures

	2008 £m	2007 £m
Share of results of joint ventures	258	658
Share of joint ventures':		
Net (expense)/income recognised directly in equity	(54)	77
Cumulative exchange differences on disposal of foreign operations	14	78
Cumulative fair value movements on disposal of available for sale investments	—	(4)
Transfer to net profit from hedge reserve	(8)	(11)
Purchases of treasury shares by employee benefit trust	(29)	(38)
Increase in share based remuneration reserve	24	24
Equalisation adjustments	(30)	(27)
Dividends received from joint ventures	(500)	(850)
(Decrease)/increase in net funding balances due from joint ventures	(744)	587
Net movement in the year	(1,069)	494
At January 1	1,584	1,090
At December 31	515	1,584

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders' 52.9% share is set out below.

	Total joint ventures			Reed Elsevier PLC shareholders' share		
	2008 £m	2007 £m	2006 £m	2008 £m	2007 £m	2006 £m
Revenue	5,334	4,584	4,509	2,822	2,425	2,385
Net profit for the year	480	1,203	625	258	658	343

Reed Elsevier PLC's share of joint ventures' net profit attributable to parent company shareholders for the year excludes the net loss that arose directly in Reed Elsevier PLC of £6 million (2007: £23 million; 2006: £13 million).

	Total joint ventures		Reed Elsevier PLC shareholders' share	
	2008 £m	2007 £m	2008 £m	2007 £m
Total assets	12,866	9,778	6,806	5,173
Total liabilities	(11,885)	(6,802)	(7,068)	(5,110)
Net assets/(liabilities)	981	2,976	(262)	63
Attributable to:				
Joint ventures	953	2,965	(262)	63
Minority interests	28	11	—	—
	981	2,976	(262)	63
Funding balances due from joint ventures			777	1,521
Total			515	1,584

The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC's share of assets and liabilities are cash and cash equivalents of £198 million (2007: £1,305 million) and borrowings of £3,249 million (2007: £1,655 million) respectively.

13. **Share capital**

	No. of shares	£m
Authorised		
Ordinary shares of $14\frac{51}{116}$p each	1,136,924,693	164
Unclassified shares of $14\frac{51}{116}$p each	136,870,379	20
Total		184

On January 7, 2008 the existing ordinary shares of 12.5p each were consolidated into new ordinary shares of $14\frac{51}{116}$p each on the basis of 58 new ordinary shares for every 67 existing ordinary shares. The unclassified shares of 12.5p each not in issue were similarly consolidated into new unclassified shares of $14\frac{51}{116}$p each.

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends. There are no restrictions on the rights to transfer shares.

Called up share capital — issued and fully paid

	2008		2007		2006	
	No. of shares	£m	No. of shares	£m	No. of shares	£m
At January 1	1,305,891,497	163	1,287,364,048	161	1,277,013,440	160
Share consolidation......	(175,418,253)	—	—	—	—	—
Issue of ordinary shares...	6,451,449	1	18,527,449	2	10,350,608	1
At December 31	1,136,924,693	164	1,305,891,497	163	1,287,364,048	161

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 9 to the Reed Elsevier combined financial statements.

Details of issued shares held in treasury are provided in note 15.

14. **Share premium**

	2008 £m	2007 £m	2006 £m
At January 1	1,123	1,033	987
Issue of ordinary shares, net of expenses	31	90	46
At December 31	1,154	1,123	1,033

15. **Shares held in treasury**

	2008 £m	2007 £m	2006 £m
At January 1	302	200	49
Share repurchases	20	92	112
Share of joint ventures' employee benefit trust purchases	29	38	39
Share of joint ventures' settlement of share awards by employee benefit trust	(4)	(28)	—
At December 31	347	302	200

Details of shares held in treasury are provided in note 32 to the Reed Elsevier combined financial statements.

16. **Capital redemption reserve**

	2008 £m	2007 £m	2006 £m
At January 1 and December 31	4	4	4

17. Translation reserve

	2008 £m	2007 £m	2006 £m
At January 1	(37)	(98)	31
Share of joint ventures' exchange differences on translation of foreign operations	180	(17)	(129)
Share of joint ventures' cumulative exchange differences on disposal of foreign operations	14	78	—
At December 31	157	(37)	(98)

18. Other reserves

	2008 £m	2007 £m	2006 £m
At January 1	617	140	(91)
Profit attributable to ordinary shareholders	241	624	320
Share of joint ventures':			
Actuarial (losses)/gains on defined benefit pension schemes	(184)	118	73
Fair value movements on available for sale investments	(5)	—	2
Cumulative fair value movements on disposal of available for sale investments	—	(4)	—
Fair value movements on cash flow hedges	(129)	2	29
Tax recognised directly in equity	84	(26)	(32)
Increase in share based remuneration reserve	24	24	26
Settlement of share awards by employee benefit trust	(4)	(28)	—
Transfer to net profit from hedge reserve	(8)	(11)	(3)
Equalisation adjustments	(19)	(16)	2
Equity dividends declared	(1,245)	(206)	(186)
At December 31	(628)	617	140

19. Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2008 £m	2007 £m
Fully and unconditionally guaranteed jointly and severally with Reed Elsevier NV	5,765	2,759

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 20 to the Reed Elsevier combined financial statements.

20. Post balance sheet events

In January 2009, term debt of $1,500 million (£1,037 million) and €50 million (£49 million) due in more than five years from December 31, 2008 were issued by the Reed Elsevier combined businesses and used to repay loans maturing within one to two years.

As at December 31, 2008 short term bank loans, overdrafts and commercial paper in the combined businesses were backed up by $3,000 million of committed bank facilities maturing in May 2010, of which $38 million (£26 million) was drawn. On February 17, 2009 these facilities were reduced to $2,500 million (£1,728 million) and new $2,000 million (£1,382 million) committed bank facilities, forward starting in May 2010 and maturing in May 2012, were put in place.

REED ELSEVIER NV
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of the Supervisory and Executive Boards and the shareholders of Reed Elsevier NV:

We have audited the accompanying consolidated balance sheets of Reed Elsevier NV ("the Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flow, recognised income and expense and reconciliation of shareholders' equity for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards ("IFRS") as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2009 (see Item 19 — Exhibit 15.6) expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE ACCOUNTANTS B.V.
Amsterdam, The Netherlands
February 18, 2009

REED ELSEVIER NV
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2008

	Note	2008 €m	2007 €m	2006 €m
Administrative expenses	4	(3)	(3)	(3)
Share of results of joint ventures	12	239	803	455
Operating profit		236	800	452
Finance income	7	77	73	7
Profit before tax		313	873	459
Taxation	8	(19)	(18)	(1)
Profit attributable to ordinary shareholders		294	855	458

	Note	2008	2007	2006
Earnings per ordinary share (EPS)				
Basic earnings per share				
From continuing operations of the combined businesses	10	€0.43	€0.84	€0.56
From discontinued operations of the combined businesses	10	€0.01	€0.26	€0.03
From total operations of the combined businesses	10	€0.44	€1.10	€0.59
Diluted earnings per share				
From continuing operations of the combined businesses	10	€0.43	€0.83	€0.56
From discontinued operations of the combined businesses	10	€0.01	€0.26	€0.03
From total operations of the combined businesses	10	€0.44	€1.09	€0.59

The accompanying notes on pages F-75 to F-83 are an integral part of these group financial statements

REED ELSEVIER NV
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2008

	Note	2008 €m	2007 €m	2006 €m
Cash flows from operating activities				
Cash used by operations	11	(2)	(2)	(3)
Interest received		78	71	12
Tax paid		(17)	(18)	(1)
Net cash from operating activities		59	51	8
Cash flows from investing activities				
Dividends received from joint ventures		1,200	1,410	1,111
Cash flows from financing activities				
Equity dividends paid	9	(1,569)	(310)	(272)
Proceeds on issue of ordinary shares		27	124	68
Purchase of treasury shares		(25)	(176)	(156)
Decrease/(increase) in net funding balances due from joint ventures	11	311	(1,238)	(612)
Net cash used in financing activities.		(1,256)	(1,600)	(972)
Movement in cash and cash equivalents		3	(139)	147

The accompanying notes on pages F-75 to F-83 are an integral part of these consolidated financial statements

REED ELSEVIER NV
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2008

	Note	2008 €m	2007 €m
Non-current assets			
Investments in joint ventures.	12	551	2,075
Current assets			
Amounts due from joint ventures		4	5
Cash and cash equivalents		12	9
		16	14
Total assets.		567	2,089
Current liabilities			
Payables.	13	10	9
Taxation.		66	64
Total liabilities		76	73
Net assets.		491	2,016
Capital and reserves			
Share capital issued.	14	49	49
Paid-in surplus	15	1,712	1,685
Shares held in treasury (including in joint ventures)	16	(477)	(459)
Translation reserve	17	(138)	(159)
Other reserves.	18	(655)	900
Total equity		491	2,016

The accompanying notes on pages F-75 to F-83 are an integral part of these consolidated financial statements

REED ELSEVIER NV
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2008

	2008 €m	2007 €m	2006 €m
Profit attributable to ordinary shareholders	294	855	458
Share of joint ventures' net expense recognised directly in equity	(250)	(45)	(50)
Share of joint ventures' cumulative exchange differences on disposal of foreign operations.	27	103	—
Shares of joint ventures' cumulative fair value movements on disposal of available for sale investments.	—	(5)	—
Share of joint ventures' transfer to net profit from hedge reserve	(9)	(15)	(4)
Total recognised income and expense for the year	62	893	404

REED ELSEVIER NV
CONSOLIDATED RECONCILIATION OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Note	2008 €m	2007 €m	2006 €m
Total recognised net income		62	893	404
Equity dividends declared	9	(1,569)	(310)	(272)
Issue of ordinary shares, net of expenses		27	124	68
Increase in shares held in treasury (including in joint ventures) . .	16	(59)	(230)	(210)
Increase in share based remuneration reserve		29	34	36
Equalisation adjustments.		(15)	40	1
Net (decrease)/increase in shareholders' equity		(1,525)	551	27
Shareholders' equity at January 1		2,016	1,465	1,438
Shareholders' equity at December 31		491	2,016	1,465

The accompanying notes on pages F-75 to F-83 are an integral part of these consolidated financial statements

REED ELSEVIER NV
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of financial statements

These consolidated financial statements report the consolidated income statement, cash flow and financial position of Reed Elsevier NV and are presented using the equity method. The consolidated financial statements have been prepared under the historical cost convention.

Unless otherwise indicated, all amounts shown in the consolidated financial statements are stated in euros ("€"). Certain disclosures required to comply with Dutch statutory reporting requirements have been omitted.

The Reed Elsevier combined financial statements on pages F-3 to F-54 form an integral part of the notes to Reed Elsevier NV's consolidated financial statements.

As a consequence of the merger of the company's businesses with those of Reed Elsevier PLC, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.

2. Accounting policies

Basis of Preparation

These consolidated financial statements, which have been prepared under the historic cost convention, report the statements of income, cash flow and financial position of Reed Elsevier NV, and have been prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU).

Unless otherwise indicated, all amounts shown in the financial statements are in euros ("€").

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 11.

Reed Elsevier NV's consolidated financial statements are presented incorporating Reed Elsevier NV's investments in the Reed Elsevier combined businesses accounted for using the equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV's share in the profit and net assets of the Reed Elsevier combined businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves.

Because the dividend paid to shareholders by Reed Elsevier NV is, other than in special circumstances, equivalent to the Reed Elsevier PLC dividend plus the UK tax credit received by certain Reed Elsevier PLC shareholders, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC. Reed Elsevier PLC's share in this difference in dividend distributions is settled with Reed Elsevier NV and is credited directly to consolidated reserves under equalisation. Reed Elsevier NV can pay a nominal dividend on its R shares held by a subsidiary of Reed Elsevier PLC that is lower than the dividend on the ordinary shares. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. Reed Elsevier PLC is compensated by direct dividend payments by Reed Elsevier Group plc. The settlements flowing from these arrangements are also taken directly to consolidated reserves under equalisation.

Combined financial statements

The accounting policies adopted in the preparation of the combined financial statements are set out on pages F-10 to F-15.

Basis of valuation of assets and liabilities

Reed Elsevier NV's 50% economic interest in the net assets of the combined businesses has been shown on the consolidated balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV. Joint ventures are accounted for using the equity method.

Cash and cash equivalents are stated at fair value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Foreign exchange translation

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The gains or losses relating to the retranslation of Reed Elsevier NV's 50% interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

2. Accounting policies – (Continued)

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Critical judgements and key sources of estimation uncertainty

Critical judgments in the preparation of the combined financial statements are set out on page F-14.

Standards, amendments and interpretations not yet effective

Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on page F-14 and F-15 of the combined financial statements and are not expected to have a significant impact on the consolidated financial statements.

3. Basis of preparation

The consolidated financial statements of Reed Elsevier NV reflect the 50% economic interest that its shareholders have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

The Reed Elsevier combined financial statements are presented in pounds sterling, which is the functional currency of Reed Elsevier Group plc, a UK registered company which owns the publishing and information businesses of Reed Elsevier. The following analysis presents how the consolidated financial statements of Reed Elsevier NV, presented in euros, are derived from the Reed Elsevier combined financial statements.

Reed Elsevier NV consolidated profit attributable to ordinary shareholders	Note	2008	2007	2006
Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling . . .		£476m	£1,200m	£623m
Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling translated into euros at average exchange rates		€600m	€1,752m	€916m
Impact of exchange translation differences	(i)	€(13)m	€(43)m	—
Reed Elsevier combined businesses net profit attributable to parent company shareholders in euros		€587m	€1,709m	€916m
Reed Elsevier NV's 50% share of combined net profit attributable to ordinary shareholders		€294m	€855m	€458m

(i) The combined financial statements include gains on disposal of discontinued operations which, due to their individual significance, are translated using exchange rates prevailing on the date of the transaction rather than the average exchange rates for the year. The gains on disposal also include cumulative currency translation losses since adoption of IFRS previously taken to reserves. Consequently, the gains expressed in euros, are €13 million (2007: €43 million, 2006: nil) lower than the amounts derived by translating the gains expressed in sterling at average euro:sterling exchange rates (2008: €1.26 to £1.00; 2007: €1.46 to £1.00; 2006: €1.47 to £1.00).

3. Basis of preparation – (Continued)

Reed Elsevier NV consolidated total equity	2008	2007
Reed Elsevier combined shareholders' equity in pounds sterling	£953m	£2,965m
Reed Elsevier combined shareholders' equity in pounds sterling translated into euros at year end exchange rates (2008: €1.03 to £1.00; 2007: €1.36 to £1.00)	€982m	€4,032m
Reed Elsevier NV's 50% share of combined equity	€491m	€2,016m

4. Administrative expenses

Administrative expenses are stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the Supervisory Board of Reed Elsevier NV of €0.2 million (2007: €0.2 million; 2006: €0.2 million) are included in gross remuneration. Insofar as gross remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2007: nil; 2006: nil).

5. Auditors' remuneration

Audit fees payable by Reed Elsevier NV were €48,000 (2007: €47,000; 2006: €46,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants B.V. and its associates is set out in note 6 to the combined financial statements.

6. Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, are reflected in these financial statements. Key management personnel are also related parties and comprise the members of the Executive Board of Reed Elsevier NV. The remuneration of members of the Executive Board of Reed Elsevier NV is disclosed in note 35 to the combined financial statements.

7. Finance income

	2008 €m	2007 €m	2006 €m
Finance income from joint ventures	77	73	7

8. Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2008 €m	2007 €m	2006 €m
Profit before tax	313	873	459
Tax at applicable rate 25.5% (2007: 25.5%; 2006: 29.6%)	80	223	136
Tax on share of results of joint ventures	(61)	(205)	(135)
Tax expense	19	18	1

9. Equity dividends

On January 18, 2008 the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution of €1,299 million was recognised when paid.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of €0.07 for every 67 existing ordinary shares of €0.06, reflecting the ratio of the aggregate special distribution (including that paid by Reed Elsevier PLC) to the combined market capitalisation of Reed Elsevier NV and Reed Elsevier PLC (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at December 12, 2007, the date of the announcement of the special distribution. The existing R shares of €0.60 were consolidated on a similar basis into new R shares of €0.70.

9. Equity dividends — (Continued)

Ordinary dividends declared in the year	2008 €	2007 €	2006 €	2008 €m	2007 €m	2006 €m
Ordinary shares						
Final for prior financial year	€0.311	€0.304	€0.267	198	225	197
Interim for financial year	€0.114	€0.114	€0.102	72	85	75
R shares.	—	—	—	—	—	—
Total	€0.425	€0.418	€0.369	270	310	272

The directors of Reed Elsevier NV have proposed a final dividend of €0.290 (2007: €0.311; 2006: €0.304). The cost of funding the proposed final dividend is expected to be €181 million. No liability has been recognised at the balance sheet date.

Ordinary dividends paid and proposed relating to the financial year	2008 €	2007 €	2006 €
Ordinary shares			
Interim (paid).	€0.114	€0.114	€0.102
Final (proposed)	€0.290	€0.311	€0.304
R shares	—	—	—
Total	€0.404	€0.425	€0.406

10. Earnings per ordinary share ("EPS")

	2008		
	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic EPS			
From continuing operations of the combined businesses	669.0	289	€0.43
From discontinued operations of the combined businesses	669.0	5	€0.01
From total operations of the combined businesses	669.0	294	€0.44
Diluted EPS			
From continuing operations of the combined businesses	674.9	289	€0.43
From discontinued operations of the combined businesses	674.9	5	€0.01
From total operations of the combined businesses	674.9	294	€0.44

	2007		
	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic EPS			
From continuing operations of the combined businesses	774.9	651	€0.84
From discontinued operations of the combined businesses	774.9	204	€0.26
From total operations of the combined businesses	774.9	855	€1.10
Diluted EPS			
From continuing operations of the combined businesses	784.1	651	€0.83
From discontinued operations of the combined businesses	784.1	204	€0.26
From total operations of the combined businesses	784.1	855	€1.09

10. Earnings per ordinary share ("EPS") – (continued)

| | **2006** | | |
	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic EPS			
From continuing operations of the combined businesses	772.1	434	€ 0.56
From discontinued operations of the combined businesses	772.1	24	€ 0.03
From total operations of the combined businesses	772.1	458	€ 0.59
Diluted EPS			
From continuing operations of the combined businesses	781.7	434	€ 0.56
From discontinued operations of the combined businesses	781.7	24	€ 0.03
From total operations of the combined businesses	781.7	458	€ 0.59

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares takes into account R shares and is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended December 31, 2008 are shown below:

| | **Year Ended December 31,** | | | | |
	Shares in issue (millions)	Treasury shares (millions)	2008 Shares in issue net of treasury shares (millions)	2007 Shares in issue net of treasury shares (millions)	2006 Shares in issue net of treasury shares (millions)
Number of ordinary shares					
At January 1	760.3	(35.4)	724.9	726.0	736.3
Share consolidation	(102.1)	4.7	(97.4)	—	—
Issue of ordinary shares	2.4	—	2.4	11.7	6.8
Share repurchases	—	(2.1)	(2.1)	(11.9)	(13.4)
Net purchase of shares by employee benefit trust	—	(2.4)	(2.4)	(0.9)	(3.7)
At December 31	660.6	(35.2)	625.4	724.9	726.0
Weighted average number of equivalent ordinary shares during the year			669.0	774.9	772.1

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company's share capital.

The weighted average number of shares used in the calculation of diluted EPS is after deducting shares held in treasury and is derived as follows:

	2008 (millions)	2007 (millions)	2006 (millions)
Weighted average number of shares — Basic	669.0	774.9	772.1
Weighted average number of dilutive shares under options	5.9	9.2	9.6
Weighted average number of shares — Diluted	674.9	784.1	781.7

11. Cash flow statement

Reconciliation of administrative expenses to cash used by operations

	2008 €m	2007 €m	2006 €m
Administrative expenses	(3)	(3)	(3)
Net movement in payables	1	1	—
Cash used by operations	(2)	(2)	(3)

Reconciliation of net funding balances due from joint ventures

	2008 €m	2007 €m	2006 €m
At January 1	1,864	626	14
Cash flow	(311)	1,238	612
At December 31	1,553	1,864	626

12. Investments in joint ventures

	2008 €m	2007 €m
Share of results of joint ventures	239	803
Share of joint ventures':		
Net expense recognised directly in equity	(250)	(45)
Cumulative exchange differences on disposal of foreign operations	27	103
Cumulative fair value movements on disposal of available for sale investments	—	(5)
Transfer to net profit from hedge reserve	(9)	(15)
Purchases of treasury shares by employee benefit trust	(34)	(54)
Increase in share based remuneration reserve	29	34
Equalisation adjustments	(15)	40
Dividends received from joint ventures	(1,200)	(1,410)
(Decrease)/increase in net funding balances due from joint ventures	(311)	1,238
Net movement in the year	(1,524)	689
At January 1	2,075	1,386
At December 31	551	2,075

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV shareholders' 50% share is set out below:

	Total joint ventures			Reed Elsevier NV share		
	2008 €m	2007 €m	2006 €m	2008 €m	2007 €m	2006 €m
Revenue	6,721	6,693	6,628	3,361	3,347	3,314
Net profit for the year	592	1,713	919	239	803	455

Reed Elsevier NV's share of joint ventures' net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier NV of €55 million (2007: €52 million, 2006: €3 million).

12. Investments in joint ventures – (continued)

	Total joint ventures		Reed Elsevier NV shareholders' share	
	2008 €m	2007 €m	2008 €m	2007 €m
Total assets	13,251	13,298	6,610	6,635
Total liabilities	(12,241)	(9,251)	(7,612)	(6,424)
Net assets/(liabilities)	1,010	4,047	(1,002)	211
Attributable to:				
Joint ventures.	981	4,032	(1,002)	211
Minority interests	29	15	—	—
	1,010	4,047	(1,002)	211
Net funding balances due from joint ventures			1,553	1,864
Total			551	2,075

The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV's share of assets and liabilities are cash and cash equivalents of €181 million (2007: €1,669 million) and borrowings of €3,336 million (2007: €2,242 million) respectively.

13. Payables

Included within payables are employee convertible debenture loans of €10 million (2007: €8 million) with a weighted average interest rate of 5.28% (2007: 4.99%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

14. Share capital

Authorised

	No. of shares	€m
Ordinary shares of €0.07 each	1,800,000,000	126
R shares of €0.70 each	26,000,000	18
Total		144

On January 7, 2008 the existing ordinary shares of €0.06 each were consolidated into new ordinary shares of €0.07 each on the basis of 58 new ordinary shares for every 67 existing ordinary shares. The existing R shares of €0.60 were consolidated on a similar basis into new R shares of €0.70.

Issued and fully paid

	R shares Number	Ordinary shares Number	R shares €m	Ordinary shares €m	Total €m
At January 1, 2006	4,679,249	741,805,230	3	44	47
Issue of ordinary shares	—	6,791,894	—	1	1
At January 1, 2007	4,679,249	748,597,124	3	45	48
Issue of ordinary shares	—	11,653,240	—	1	1
At January 1, 2008	4,679,249	760,250,364	3	46	49
Share consolidation	(628,529)	(102,123,146)	—	—	—
Issue of ordinary shares	—	2,502,244	—	—	—
At December 31, 2008.	4,050,720	660,629,462	3	46	49

14. Share capital – (continued)

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 9 to the Reed Elsevier combined financial statements.

Details of issued shares held in treasury are provided in note 16.

At December 31, 2008 3,915,541 R shares were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

15. Paid-in surplus

	2008 €m	2007 €m	2006 €m
At January 1	1,685	1,562	1,495
Issue of ordinary shares	27	123	67
At December 31	1,712	1,685	1,562

Within paid-in surplus, an amount of €1,535 million (2007: €1,508 million; 2006: €1,385 million) is free of tax.

16. Shares held in treasury

	2008 €m	2007 €m	2006 €m
At January 1	459	282	68
Share repurchases	25	176	156
Share of joint ventures' employee benefit trust purchases	34	54	54
Share of joint ventures' settlement of share awards by employee benefit trust	(5)	(36)	—
Exchange translation differences	(36)	(17)	4
At December 31	477	459	282

Share repurchases in 2007 include €21 million in respect of the repurchase of R shares from a subsidiary of Reed Elsevier PLC.

Details of shares held in treasury are provided in note 32 to the Reed Elsevier combined financial statements.

17. Translation reserve

	2008 €m	2007 €m	2006 €m
At January 1	(159)	(70)	76
Share of joint ventures' exchange differences on translation of foreign operations	(6)	(192)	(146)
Share of joint ventures' cumulative exchange differences on disposal of foreign operations	27	103	—
At December 31	(138)	(159)	(70)

18.   Other reserves

	2008 €m	2007 €m	2006 €m
At January 1	900	207	(112)
Profit attributable to ordinary shareholders	294	855	458
Share of joint ventures':			
Actuarial (losses)/gains on defined benefit pension schemes	(219)	165	102
Fair value movements on available for sale investments	(6)	—	2
Cumulative fair value movements on disposal of available for sale investments	—	(5)	—
Fair value movements on cash flow hedges	(153)	2	40
Tax recognised directly in equity	98	(37)	(44)
Increase in share based remuneration reserve	29	34	36
Settlement of share awards by employee benefit trust	(5)	(36)	—
Transfer to net profit from hedge reserve	(9)	(15)	(4)
Equalisation adjustments	(15)	40	1
Equity dividends declared	(1,569)	(310)	(272)
At December 31	(655)	900	207

19.   Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2008 €m	2007 €m
Fully and unconditionally guaranteed jointly and severally with Reed Elsevier PLC	5,917	3,745

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 20 to the Reed Elsevier combined financial statements.

20.   Post balance sheet events

In January 2009, term debt of $1,500 million (€1,068 million) and €50 million due in more than five years from December 31, 2008 were issued by the Reed Elsevier combined businesses and used to repay loans maturing within one to two years.

As at December 31, 2008 short term bank loans, overdrafts and commercial paper in the combined businesses were backed up by $3,000 million of committed bank facilities maturing in May 2010, of which $38 million (€27 million) was drawn. On February 17, 2009 these facilities were reduced to $2,500m (€1,780 million) and new $2,000 million (€1,424 million) committed bank facilities, forward starting in May 2010 and maturing in May 2012, were put in place.

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description
Accruals	Accrued expenses
Adjusted operating cash flow	Cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding payments in relation to exceptional restructuring and acquisition related costs
Adjusted operating margin	Adjusted operating profit expressed as a percentage of revenue. This is a key financial measure used by management to evaluate performance and allocate resources
Adjusted operating profit	Operating profit before amortisation of acquired intangible assets and goodwill impairment, exceptional restructuring and acquisition related costs and grossed up to exclude the equity share of taxes in joint ventures. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IAS14: Segment Reporting
Allotted	Issued
Associate	An entity in which Reed Elsevier has a participating interest and, in the opinion of the directors, can exercise significant influence on its management
Bank borrowings	Payable to banks
Called up share capital	Issued share capital
Capital allowances	Tax term equivalent to US tax depreciation allowances
Capital and reserves	Shareholders' equity
Cash flow conversion	Adjusted operating cash flow expressed as a percentage of adjusted operating profit
Combined businesses	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures
Current instalments of loans	Long term debt due within one year
EPS	Earnings per ordinary share
Finance lease	Capital lease
Free cash flow	Operating cash flow excluding the effects of interest, tax and dividends
Investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Interest receivable	Interest income
Interest payable	Interest expense
Net borrowings	Gross borrowings, less related derivative financial instrument assets and cash and cash equivalents
Net cash acquired	Cash less debt acquired with a business
Prepayments	Prepaid expenses
Profit	Income
Profit attributable	Net income
Reed Elsevier	Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures
Share based remuneration	Stock based compensation
Shareholders' equity	Shareholders' funds
Share premium account	Premiums paid in excess of par value of ordinary shares
Revenue	Sales
Underlying growth	The year on year growth calculated excluding the effects of acquisitions, disposals and the impact of currency translation. This is a key financial measure as it provides an assessment of year on year organic growth without distortion for part year contributions and the impact of changes in foreign exchange rates

ITEM 19: EXHIBITS

Exhibits filed as part of this annual report

1.1   Articles of Association of Reed Elsevier PLC

1.2   Articles of Association of Reed Elsevier NV (incorporated by reference from Exhibit 1.2 to the 2007 Annual Report on Form 20-F filed with the SEC on March 20, 2008)

1.3   Governing Agreement, dated April 15, 1999 between Reed International P.L.C. and Elsevier NV (incorporated by reference from Exhibit 3.3 to the 2000 Annual Report on Form 20-F filed with the SEC on March 13, 2001)

1.4   RHBV Agreement, dated December 23, 1992 among Elsevier NV and Reed Holding B.V. (incorporated by reference from Exhibit 1.4 to the 2002 Annual Report on Form 20-F filed with the SEC on March 10, 2003)

2.1   Deposit Agreement, dated as of October 27, 2003 among Reed Elsevier PLC, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit(a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier PLC with the SEC on October 17, 2003)

2.2   Deposit Agreement, dated as of October 27, 2003 among Reed Elsevier NV, The Bank of New York and all holders from time to time of American Depositary Receipts (incorporated by reference from Exhibit(a)(1) to Amendment No. 1 to the Registration Statement on Form F-6 filed by Reed Elsevier NV with the SEC on October 17, 2003)

4.1   Agreement and Plan of Merger, dated October 27, 2000 among Reed Elsevier Inc., REH Mergersub Inc. and Harcourt General, Inc. (incorporated by reference from Exhibit 10.11 to the Registration Statement on Form F-3 filed with the SEC on November 29, 2000 (the "2000 Form F-3 Registration Statement")

4.2   Sale and Purchase Agreement, dated October 27, 2000 between Reed Elsevier Inc. and The Thomson Corporation (incorporated by reference from Exhibit 10.13 to the 2000 Form F-3 Registration Statement)

4.3   Reed Elsevier Group plc Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.4   Reed Elsevier Group plc Long Term Incentive Share Option Scheme (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.5   Reed Elsevier Group plc Bonus Investment Plan (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.6   Reed Elsevier Group plc Bonus Investment Plan (2002) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.7   Reed Elsevier Group plc Executive Share Option Schemes (No. 2) (incorporated by reference from Exhibit 4.3 to the 2003 Annual Report on Form 20-F filed with the SEC on March 15, 2004)

4.8   Reed Elsevier Group plc Executive UK and Overseas Share Option Schemes (incorporated by reference from Exhibit 10.6 to the 2000 Form F-3 Registration Statement)

4.9   Reed Elsevier Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from exhibit 4.9 on the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)

4.10   Reed Elsevier US Salary Investment Plan (incorporated by reference from Exhibit 4.10 to the Registration Statement on Form S-8 filed with the SEC on October 2, 2000)

4.11   Reed Elsevier Group plc Long Term Incentive Share Option Scheme (as restated for awards granted on or after April 19, 2006) (incorporated by reference from exhibit 4.11 to the 2006 Annual Report on Form 20-F filed with the SEC on March 22, 2007)

4.12   Sale and Purchase Agreement, dated July 16, 2007 between Reed Elsevier Group plc, HMRH Acquisition Co., Houghton Mifflin Riverdeep Group plc and Education Media and Publishing Group Limited (incorporated by reference from exhibit 4.12 to the 2007 Annual Report on Form 20-F filed with the SEC on March 20, 2008)

4.13   Sale and Purchase Agreement, dated May 4, 2007 between Reed Elsevier Group plc and Pearson plc (incorporated by reference from exhibit 4.13 to the 2007 Annual Report on Form 20-F filed with the SEC on March 20, 2008)

4.14   Agreement and plan of merger by and among ChoicePoint Inc., Reed Elsevier Group plc and Deuce Acquisition Inc., dated February 20, 2008 (incorporated by reference from exhibit 4.14 to the 2007 Annual Report on Form 20-F filed with the SEC on March 20, 2008)

8   List of significant subsidiaries, associates, joint ventures and business units

12.1   Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC

12.2   Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC

12.3	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
12.4	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier PLC
13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of Reed Elsevier NV
13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of Reed Elsevier NV
15.1	Independent Registered Public Accounting Firm's Consent — Reed Elsevier Combined Financial Statements
15.2	Independent Registered Public Accounting Firm's Consent — Reed Elsevier PLC Consolidated Financial Statements
15.3	Independent Registered Public Accounting Firm's Consent — Reed Elsevier NV Consolidated Financial Statements
15.4	Report of Independent Registered Public Accounting Firm on internal control over financial reporting — Reed Elsevier combined businesses
15.5	Report of Independent Registered Public Accounting Firm on internal control over financial reporting — Reed Elsevier PLC
15.6	Report of Independent Registered Public Accounting Firm on internal control over financial reporting — Reed Elsevier NV

The total amount of long term debt securities of Reed Elsevier authorised under any single instrument does not exceed 10% of the combined total assets of Reed Elsevier. The Registrants hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long term debt of Reed Elsevier or any of the combined businesses for which consolidated or unconsolidated financial statements are required to be filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each of the Registrants certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorised, on March 13, 2009.

REED ELSEVIER PLC	REED ELSEVIER NV
Registrant	Registrant
By: /s/ SIR CRISPIN DAVIS	By: /s/ SIR CRISPIN DAVIS
Sir Crispin Davis	Sir Crispin Davis
Chief Executive Officer	Chairman of the Executive Board &
	Chief Executive Officer
By: /s/ M H ARMOUR	By: /s/ M H ARMOUR
	M H Armour
M H Armour	Member, Executive Board &
Chief Financial Officer	Chief Financial Officer
Dated: March 13, 2009	Dated: March 13, 2009